

Notice of 2026 Annual Meeting and Proxy Statement
and
2025 Annual Report



Notice of 2026 Annual Meeting
and Proxy Statement



April 30, 2026

Dear Fellow Stockholders:

A year ago, we set out to build on our leadership in experiences. In 2025, we delivered — becoming an experiences-first company, a shift we believe is clearly reflected in our performance. Year over year, experiences booked grew 16% to 22.9 million, while gross booking value (GBV) grew 13% to $4.7 billion. Adjusted EBITDA in our Experiences segment, meanwhile, reached $91 million, up from $79 million in 2024. Our Experiences segment accounted for nearly half of total Group revenue, and we expect its share of total Group revenue to grow even further in 2026. This reflects meaningful scale, with growth and efficiency that have enabled us to become the world's largest experiences platform, and operating profitably.

Beyond experiences, we made progress across the portfolio:

- **In dining, we saw significant growth at TheFork**, with revenue up 22%, while adjusted EBITDA more than tripled, which we believe demonstrates an attractive long-term growth profile.

- **In Hotels & Other**, **we streamlined and simplified the business** through a restructuring that we anticipate will better align costs with its revenue profile, protect profitability, and enable a greater focus on experiences.

- **And across all our brands, our data and AI capabilities** are improving how travelers discover and book. We accelerated AI-driven product matching and personalized recommendations across our platforms to drive conversion. We expanded partnerships with leading AI and search platforms, ensuring we are present wherever travelers plan and book. At the trusted intersection between travelers and operators, we believe we've built a differentiated data asset with unmatched utility.

This progress is representative of our deliberate shift to more durable, higher growth marketplace offerings, which in 2025 represented over 60% of revenue and 35% of adjusted EBITDA. We achieved record revenue of $1.9 billion, driven by 12% growth in our marketplace offerings, our Experiences and TheFork segments, which more than offset weaker performance in our legacy offerings within our Hotels & Other segment. On a consolidated basis, year over year revenue grew 3%, while net income was $40 million, adjusted EBITDA[1] was $319 million, and free cash flow[1] was $163 million.

Finally, we simplified our capital structure through the April 2025 merger transaction with our former controlling stockholder. Combined with $90 million in share repurchases, these actions reduced our share count by approximately 21% since the end of 2024. We also began to refresh our Board, adding leadership and operational experience aligned with our focus on long-term value creation.

In 2026 we plan to build on this momentum — continuing to grow our leadership in experiences, leverage the power of our assets for an AI-driven future, and simplify the portfolio with discipline.

To our employees — thank you for your ongoing commitment and engagement. 2025 brought significant change, and your focus, resilience and dedication made our progress possible. Across our teams and geographies, your collective contributions strengthen our business every day.

To our shareholders — thank you for your continued support. We're confident that our shift to becoming an experiences-first company, combined with disciplined execution, positions Tripadvisor to create meaningful long-term value.

---

[1] Free cash flow for fiscal year ended December 31, 2024 included the impact of a net cash outflow of approximately $96 million related to a previously disclosed IRS settlement. Free cash flow and adjusted EBITDA are non-GAAP measures. Please refer to "Non-GAAP Reconciliations" on the Company's investor relations website for definitions of our non-GAAP financial measures, as well as reconciliations to the most directly comparable GAAP measure.

You are cordially invited to attend the Annual Meeting of Stockholders of Tripadvisor, Inc. to be held on Monday, June 29, 2026, at 10:00 a.m. Eastern Time. The Annual Meeting will be held virtually. You may attend the meeting, submit questions and vote your shares electronically during the meeting by visiting www.virtualshareholdermeeting.com/TRIP2026. To enter the Annual Meeting, you will need the control number that is printed in the box marked by the arrow on your proxy card. We recommend logging in at least fifteen minutes before the meeting starts. Online check-in will start at approximately 9:45 a.m. Eastern Time on Monday, June 29, 2026.

At the Annual Meeting, stockholders will be asked to vote on the matters described in the accompanying Notice of Annual Meeting and Proxy Statement, as well as such other business that may properly come before the meeting and any adjournments or postponements thereof. Your vote is very important to us. Please review the instructions for each voting option described in the Notice and in this Proxy Statement. Your prompt cooperation will be greatly appreciated.

Sincerely,

MATT GOLDBERG
President and Chief Executive Officer

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS

400 1st Avenue
Needham, Massachusetts 02494

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on June 29, 2026

The 2026 Annual Meeting of Stockholders of Tripadvisor, Inc., a Nevada corporation, will be held on Monday, June 29, 2026, at 10:00 a.m. Eastern Time. The Annual Meeting will be held via the Internet and will be a virtual meeting. You may attend the Annual Meeting, submit questions, and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/TRIP2026. To enter the Annual Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. We recommend logging in at least fifteen minutes before the meeting to ensure that you are logged in when the Annual Meeting begins. The online check-in will start shortly before the Annual Meeting on June 29, 2026. At the Annual Meeting, stockholders will be asked to consider and vote on the following proposals:

1. To elect the ten directors named in this Proxy Statement, each to serve for a one-year term from the date of his or her election and until such director's successor is elected or until such director's earlier resignation or removal;

2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026; and

3. To consider and act upon any other business that may properly come before the Annual Meeting and any adjournments or postponements thereof.

Only holders of record of outstanding shares of Tripadvisor, Inc. capital stock at the close of business on April 30, 2026 are entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof. We will furnish over the Internet the Notice of Annual Meeting of Stockholders, Proxy Statement and Annual Report for the fiscal year ended December 31, 2025. Whether or not you plan to attend the Annual Meeting, we encourage you to access and read the Proxy Statement and Annual Report. We will send to our stockholders a Notice of Internet Availability of Proxy Materials on or about May 11, 2026, and provide access to our proxy materials over the Internet. You may request paper copies by following the instructions on the Notice of Internet Availability of Proxy Materials.

By Order of the Board of Directors,

SETH J. KALVERT
Chief Legal Officer and Secretary

April 30, 2026

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting of Stockholders to Be Held on June 29, 2026

This Proxy Statement and the 2025 Annual Report are available at:
https://ir.tripadvisor.com/financial-information/annual-reports



TABLE OF CONTENTS

ANNUAL MEETING MATTERS

This Proxy Statement is being furnished to holders of common stock of Tripadvisor, Inc., a Nevada corporation, in connection with the solicitation of proxies by Tripadvisor's Board of Directors (the "Board") for use at its 2026 Annual Meeting of Stockholders or any adjournment or postponement thereof (the "Annual Meeting"). All references to "Tripadvisor," the "Company," "we," "our" or "us" in this Proxy Statement are to Tripadvisor, Inc. and its subsidiaries. An Annual Report to Stockholders, containing financial statements for the year ended December 31, 2025, and this Proxy Statement are being made available to all stockholders entitled to vote at the Annual Meeting.

Tripadvisor's principal executive offices are located at 400 1st Avenue, Needham, Massachusetts 02494. We will send our stockholders a Notice of Internet Availability of Proxy Materials on or about May 11, 2026, and provide access to our proxy materials over the Internet.

Date, Time and Place of Meeting

The Annual Meeting will be held on Monday, June 29, 2026, at 10:00 a.m. Eastern Time. The Annual Meeting will be held via the Internet and will be a completely virtual meeting. You may attend the meeting, submit questions and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/TRIP2026. To enter the Annual Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. We recommend logging in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts.

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting web portal. Technical support will be available during this time and will remain available until the Annual Meeting has ended. No recording of the Annual Meeting is allowed, including audio or video recording.

Record Date and Voting Rights

The Board established the close of business on April 30, 2026, as the record date for determining the holders of Tripadvisor common stock entitled to notice of and to vote at the Annual Meeting. On the record date, 116,359,654 shares of common stock were outstanding and entitled to vote at the Annual Meeting. Tripadvisor stockholders are entitled to one vote for each share of common stock held as of the record date, voting together as a single voting group, on (i) the election of ten director nominees; and (ii) the ratification of the appointment of KPMG LLP as Tripadvisor's independent registered public accounting firm for the year ending December 31, 2026. Stockholders have no right to cumulative voting as to any matter, including the election of directors.

Recent Changes

On December 18, 2024, Tripadvisor, Liberty TripAdvisor Holdings, Inc. ("LTRIP") and Telluride Merger Sub Corp., a Delaware corporation ("Merger Sub") and an indirect wholly-owned subsidiary of Tripadvisor, entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, and subject to certain terms and conditions (i) Merger Sub would be merged with and into LTRIP (the "First Merger"), with LTRIP surviving the First Merger as an indirect, wholly-owned subsidiary of the Company, and (ii) immediately following the First Merger, LTRIP (as the surviving corporation in the First Merger) would be merged with and into TellurideSub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Company ("ParentSub LLC") (such merger, the "ParentSub LLC Merger" and together with the First Merger, the "Merger"), with ParentSub LLC surviving the ParentSub LLC Merger as the surviving company and a wholly-owned subsidiary of the Company.

Following the consummation of the Merger on April 29, 2025, our Board of Directors retired and canceled the shares of Tripadvisor common stock and Class B common stock held by LTRIP. As a result of the Merger, we simplified our capital structure to a single class of common stock and no longer have a controlling stockholder or qualify as a "controlled company" under the Nasdaq Stock Market Listing Rules. The Governance Agreement among Tripadvisor and certain LTRIP entities has accordingly terminated. For additional information regarding the Merger and related transactions, please see our Annual Report on Form 10-K for the year ended December 31, 2025 and our Current Report on Form 8-K filed on April 29, 2025.

In addition, effective April 29, 2025, Tripadvisor effected the redomestication of the Company to the State of Nevada by conversion, which redomestication by conversion was approved by the Tripadvisor stockholders in June 2023. With respect to such redomestication, a Certificate of Conversion was filed with the Delaware Secretary of State and Articles of Conversion and Articles of Incorporation were filed with the Nevada Secretary of State. This summary of the redomestication by conversion and any reference to the Company's charter documents are qualified in their entirety by reference to Tripadvisor's Form 10-K filed with the SEC on February 13, 2026 and the Company's Articles of Incorporation and bylaws filed therewith.

On March 18, 2026, each of Gregory B. Maffei, Chair of the Board, and Albert E. Rosenthaler, a member of the Board, notified the Company of his respective decision not to stand for re-election at the 2026 Annual Meeting of Stockholders. Their decisions to retire from the Board were not the result of any disagreement with the Company on any matter relating to the Company's operations, policies, or practices.

On March 22, 2026, we entered into a cooperation agreement (the "Cooperation Agreement") with Starboard Value LP and certain of its affiliates (collectively, "Starboard"), pursuant to which four additional independent directors join our Board of Directors (two appointed effective March 22, 2026 and two nominated for election at the 2026 Annual Meeting), and Starboard has agreed to customary standstill, voting and other provisions for the term of the agreement. In connection with the Cooperation Agreement and as part of our ongoing corporate governance enhancements, effective March 22, 2026, our Board approved amended and restated Bylaws (the "Bylaws") that, among other things, supersede and replace our prior bylaws in their entirety and implement additional stockholder rights, including stockholder action by written consent and the ability of stockholders to call special meetings, subject to certain ownership thresholds set forth in our Bylaws. For additional information regarding the Cooperation Agreement and our amended and restated Bylaws, please see our Current Report on Form 8-K filed on March 23, 2026 and the exhibits filed therewith.

Quorum; Abstentions; Broker Non-Votes

Transaction of business at the Annual Meeting may occur if a quorum is present. If a quorum is not present, the Annual Meeting will be adjourned or postponed in order to permit additional time for soliciting and obtaining additional proxies or votes. At any subsequent reconvening of the Annual Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Annual Meeting, except for any proxies that have been effectively revoked or withdrawn.

The holders of a majority of the voting power of the outstanding shares of capital stock of Tripadvisor entitled to vote thereat, present in person or represented by proxy, constitutes a quorum for the transaction of business, including (i) the election of ten director nominees; and (ii) the ratification of the appointment of KPMG LLP as Tripadvisor's independent registered public accounting firm for the fiscal year ending December 31, 2026. Virtual attendance at the Annual Meeting also constitutes presence in person for purposes of determining a quorum at the Annual Meeting.

Shares of Tripadvisor common stock represented by a properly executed proxy will be treated as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining.

Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote the shares on a proposal because the nominee does not have discretionary voting power for a particular item and has not received instructions from the beneficial owner regarding voting. Brokers who hold shares for the accounts of their clients have discretionary authority to vote shares if specific instructions are not given with respect to the proposal to ratify the appointment of our independent registered public accounting firm. Brokers do not have discretionary authority to vote on the proposal regarding the election of our directors, so we encourage you to provide instructions to your broker regarding the voting of your shares.

Required Vote for Each Proposal

For Proposal 1 regarding the election of directors, the vote required to approve is a plurality of the votes cast. You may vote "FOR" or "WITHHOLD" for the director nominees. If nominees are unopposed, election of a director requires only a single "FOR" vote or more. Withholding authority to vote your shares with respect to one or more director nominees and broker non-votes will have no effect on the election of those nominees.

The vote required to approve Proposal 2 relating to the ratification of the selection of our independent auditors is the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Abstentions and broker non-votes, if any, will have the same effect as votes "AGAINST" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm.

Solicitation of Proxies

Tripadvisor will bear the cost of the solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Tripadvisor, without additional compensation, may solicit proxies from stockholders by telephone, by letter, by facsimile, in person or otherwise. We have engaged D.F. King & Co., Inc. to assist in the solicitation of proxies and provide related advice and informational support, for a services fee, which is not expected to exceed $16,000 in total, plus customary expenses and disbursements. In addition, D.F. King & Co., Inc. and certain related persons will be indemnified

against certain liabilities arising out of or in connection with the engagement. D.F. King & Co., Inc. may solicit proxies by electronic mail, mail and telephone. Following the mailing of the proxy materials and other soliciting materials, Tripadvisor will ask brokers, trusts, banks or other nominees to forward copies of the proxy materials and other soliciting materials to persons for whom they hold shares of Tripadvisor capital stock and to request authority for the exercise of proxies. In such cases, Tripadvisor, upon the request of the brokers, trusts, banks and other stockholder nominees, will reimburse such holders for their reasonable expenses.

Voting of Proxies

The manner in which your shares may be voted depends on whether you are a:

- *Registered stockholder:* Your shares are represented by certificates or book entries in your name on the records of Tripadvisor's stock transfer agent and you have the right to vote those shares directly; or

- *Beneficial stockholder:* You hold your shares in "street name" through a broker, trust, bank or other nominee and you have the right to direct your broker, trust, bank or other nominee on how to vote the shares in your account; however, you must request and receive a valid proxy from your broker, trust, bank or other nominee.

Whether you hold shares directly as a registered stockholder or beneficially as a beneficial stockholder, you may direct how your shares are voted without attending the Annual Meeting. For directions on how to vote, please refer to the instructions below and those on the website listed on the Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form provided. To vote using the Internet or by telephone, you will be required to enter the control number included on your Notice of Internet Availability of Proxy Materials or other voting instruction form provided by your broker, trust, bank or other nominee.

- *Using the Internet.* Registered stockholders may vote using the Internet by going to www.proxyvote.com and following the instructions. Beneficial stockholders may vote by accessing the website specified, if one was provided, on the voting instruction forms provided by their brokers, trusts, banks or other nominees.

- *By Telephone.* Registered stockholders may vote, from within the United States, using any touch-tone telephone by calling 1-800-690-6903 and following the recorded instructions. Beneficial owners may vote, from within the United States, using any touch-tone telephone, if a number was provided, by calling the number specified on the voting instruction forms provided by their brokers, trusts, banks or other nominees.

- *By Mail.* Registered stockholders may submit proxies by mail by requesting printed proxy cards and marking, signing and dating the printed proxy cards and mailing them in the accompanying pre-addressed envelopes. If your brokers, trusts, banks or other nominees permit you to vote by mail, beneficial owners may vote by marking, signing and dating the voting instruction forms provided and mailing them in the accompanying pre-addressed envelopes.

All proxies properly submitted and not revoked will be voted at the Annual Meeting in accordance with the instructions indicated thereon. If no instructions are provided, such proxies will be voted FOR proposals (1) and (2).

The electronic voting procedures provided for the Annual Meeting are designed to authenticate each stockholder by use of a control number, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded.

Beneficial stockholders should refer to the voting instruction form provided by their broker, trust, bank or other nominee for instructions on voting and the voting methods they offer.

Voting in Person at the Annual Meeting

Virtual attendance at the Annual Meeting constitutes presence in person for purposes of each required vote. Votes cast at the Annual Meeting will replace and supersede any previous votes you have made by mail or telephone or via the Internet. Attendance at the Annual Meeting without voting or revoking a previous proxy in accordance with the voting procedures will not, by itself, revoke a proxy.

Holders of record may vote their shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/TRIP2026. To enter the Annual Meeting, holders will need the 16-digit control number that is printed in the box marked by the arrow on their Notice of Internet Availability of Proxy Materials. We recommend logging in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting.

Your vote is very important. Whether or not you plan to attend the Annual Meeting, please take the time to vote via the Internet, by telephone or by returning your marked, signed and dated proxy card so that your shares will be represented at the Annual Meeting.

Revocation of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it before the taking of the vote at the Annual Meeting.

If you are a beneficial stockholder, you may revoke your proxy or change your vote only by following the separate instructions provided by your broker, trust, bank or other nominee.

If you are a registered stockholder, you may revoke your proxy at any time before it is exercised at the Annual Meeting by (i) delivering written notice, bearing a date later than the revoked proxy, stating that the proxy is revoked and such notice is received before the start of the Annual Meeting, (ii) submitting a later-dated proxy relating to the same shares by mail or telephone or via the Internet prior to the vote at the Annual Meeting, or (iii) attending and casting a vote at the Annual Meeting. Registered stockholders may send any written notice or request for a new proxy card to Tripadvisor, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717, or follow the instructions provided on the Notice of Internet Availability of Proxy Materials and proxy card to submit a new proxy by telephone or via the Internet. Registered holders may also request a new proxy card by calling 1-800-579-1639. Your attendance at the Annual Meeting will not, by itself, revoke a prior vote or proxy from you.

Other Business

The Board does not presently intend to bring any business before the Annual Meeting other than the proposals discussed in this Proxy Statement and specified in the Notice of Annual Meeting of Stockholders. The Board has no knowledge of any other matters to be presented at the Annual Meeting other than those described in this Proxy Statement. If any other matters should properly come before the Annual Meeting, the persons designated in the proxy will vote on them according to their best judgment.

PROPOSAL 1:
ELECTION OF DIRECTORS

Board of Directors Overview

Our Board currently consists of ten members. Pursuant to the terms of Tripadvisor's bylaws, each director serves for a one-year term from the date of his or her election and until such director's successor is elected or until such director's earlier resignation or removal. The Board recommends that each of the ten nominees listed below be elected to serve a one-year term and until such director's successor shall have been duly elected and qualified or until such director's earlier resignation or removal:

Laura Bisesto
Andrew Cates
Alex Dichter
Dhiren Fonseca
Matt Goldberg
Betsy L. Morgan
Jeremy G. Philips
Trynka Shineman Blake
Carl D. Sparks
Robert S. Wiesenthal

Tripadvisor only has common stock outstanding and the holders of Tripadvisor common stock are entitled to elect the directors. Election of each director requires a plurality of votes cast. Proxies cannot be voted for a greater number of individuals than nominees named. In connection with the Merger, the Governance Agreement permitting LTRIP the right to nominate and vote on directors is no longer in place. Therefore, holders of Tripadvisor common stock are entitled to elect all ten directors.

The nominees for election to the Board have each consented to their nomination. Although management does not anticipate that any of the nominees named above will be unable or subsequently unwilling to stand for election, in the event of such an occurrence, proxies may be voted for a substitute nominee designated by the Board.

As previously disclosed, on March 22, 2026, we entered into the Cooperation Agreement with Starboard, pursuant to which, among other things, (i) four new independent directors joined our Board of Directors (Andrew Cates and Dhiren Fonseca were appointed to the Board in March 2026 and have been recommended for re-election at the 2026 Annual Meeting; Laura Bisesto and Carl Sparks have been nominated for election at the 2026 Annual Meeting), (ii) we increased the size of the Board from eight to ten, and (iii) Starboard agreed to, among other things, vote all shares of the Company's common stock beneficially owned by Starboard in favor of the Company's director nominees and in accordance with the Board's recommendation on all other proposals, subject to certain limited exceptions. The Cooperation Agreement also includes provisions regarding committee membership of the directors to be appointed and elected, and procedures for determining any replacements for directors who join the Board pursuant to the Cooperation Agreement. For additional information regarding the Cooperation Agreement and our Bylaws, please see our Current Report on Form 8-K filed on March 23, 2026 and the exhibits filed therewith.

Information Regarding Director Nominees

The information provided below about each nominee is as of the date of this Proxy Statement. The information presented includes the name of each of the nominees, along with his or her age, any positions held with the Company, term of office as a director, principal occupations or employment for the past five years or more, involvement in certain legal proceedings, if applicable, and the names of all other publicly-held companies for which he or she currently serves as a director or has served as a director during the past five years. The information also includes a description of the specific experience, qualifications, attributes and skills of each nominee that led our Board to conclude that he or she should serve as a director of the Company for the ensuing term.

The ten nominees to the Board possess the experience and qualifications that we believe will allow them to make substantial contributions to the Board. In selecting nominees to the Board, we seek to ensure that the Board collectively has a balance of backgrounds, experience, and expertise, including chief executive officer experience, chief financial officer experience, international expertise, corporate governance experience and experience in other functional areas that are relevant to our business. The following contains a more detailed discussion of the business experience and qualifications of each of the nominees to the Board.

Laura Bisesto



Age: 41

Ms. Bisesto has served as Chief of Staff to the Chief Financial Officer of OpenAI Group PBC (d/b/a "OpenAI"), an artificial intelligence research and deployment company, since August 2024. In this role, Ms. Bisesto leads finance strategy and operations and OpenAI's AI-native finance transformation. Previously, Ms. Bisesto served as the Head of Policy and Privacy / Head of Corporate Counsel at Nextdoor Holdings, Inc., a hyperlocal social media platform, from September 2020 to August 2024. From January 2024 to August 2024, she also served as Chair of the Board of Directors of Internet Works, a middle-tech advocacy organization. Prior to that, Ms. Bisesto served as Director of Policy at Checkr, Inc., an AI-powered background check and screening company, from December 2019 to July 2020, and as Head of U.S. State Public Policy at Verizon Media Inc. (n/k/a Yahoo Inc.) from June 2018 to December 2019. Ms. Bisesto also previously held various public policy leadership roles at Lyft, Inc. from November 2015 to June 2018. Earlier in her career, she served as an Assistant District Attorney in the San Francisco District Attorney's Office from July 2011 to October 2015. Ms. Bisesto earned a B.A. in Political Science from the University of California, Los Angeles and a J.D. from the University of California, College of the Law, San Francisco (f/k/a University of California, Hastings College of the Law).

Board Membership Qualifications: Ms. Bisesto brings to the Board expertise in AI and technology policy, and global privacy, which are critical to the Company's strategic evolution. Her leadership in OpenAI's AI-native finance transformation provides unique insights into the operational integration of emerging technologies. Additionally, her background in public policy and legal affairs at Nextdoor and Lyft, combined with her service as an Assistant District Attorney, offers a robust perspective on navigating complex regulatory environments and public corporate governance.

Andrew Cates



Age: 55
Director Since: 2026

Committee Memberships:

- Nominating and Corporate Governance

Mr. Cates is the founder and Managing Member of Value Acquisition Fund LLC, an acquisition, development and asset management firm he has led since 2005. He is also the Chief Executive Officer and General Partner of RVC Outdoor Destinations, a leading developer and owner of high quality outdoor resorts across the United States. Mr. Cates previously served on the boards of Pioneer Natural Resources Company from 2009 to October 2020 and PICO Holdings Inc. from 2016 to 2017, where he was a member of the Audit and Compensation Committees of each company. Earlier in his career, he was a Partner of Viceroy Investments, LLC, a Dallas based commercial real estate investment firm, and worked at Crow Family Holdings (formerly Crow Investment Trust) on partnership and loan workouts, acquisitions and asset management. Mr. Cates is also active in civic and nonprofit initiatives, including leading the development of the Soulsville Revitalization Project in Memphis, and serving as Board Chairman of Memphis Fourth Estate, Inc. and as a member of the Board of Advisors of Myelin Repair Foundation. He holds a B.B.A. in Finance from The University of Texas at Austin.

Board Membership Qualifications: Mr. Cates brings to the Board real estate, hospitality, and asset management expertise, particularly through his leadership of RVC Outdoor Destinations, which provides him with insight into the outdoor travel and resort sector. His public company board experience offers the Board a perspective on capital allocation and strategic oversight.

Alex Dichter



Age: 58
Director Since: 2025

Committee Memberships:
- None

Mr. Dichter has served as a senior advisor to KSL Capital Partners, a private equity firm specializing in hospitality and travel, since February 2025. He is also a senior advisor to 26 North, an investment firm focused on long-term value creation. From September 1999 through January 2025, Mr. Dichter held several positions at McKinsey & Company, most recently as Senior Partner leading the Global Airline, Aviation & Travel Practice and the Asia-Pacific Travel, Transport & Logistics Practice. Since February 2024, Mr. Dichter has served as Chair of the Board of Hurtigruten Expeditions, the world's oldest expedition cruise line, and as a Board Advisor to Tortuga Resorts, a KSL Capital Partners portfolio company. He also serves as an independent director of Flight Radar 24. Mr. Dichter holds a bachelor's degree from Embry-Riddle Aeronautical University and an M.B.A. from The Tuck School of Business.

Board Membership Qualifications: Mr. Dichter has strategic and operational experience across the global airline, hospitality and travel sectors, including more than 20 years leading a major consulting firm's airline and travel practices. His role as a senior advisor and board chair in travel and leisure businesses provide the Board with insight into industry dynamics, capital deployment and risk management that is relevant to Tripadvisor's strategy.

Dhiren Fonseca



Age: 61
Director Since: 2026

Committee Memberships:
- Compensation

Mr. Fonseca has served as Executive Chairman of Rent the Runway, Inc., an e-commerce platform focused on subscription designer apparel and accessories, since October 2025. He also advises private equity and growth companies, including TPG Global, LLC since May 2025, GetPica Group S.p.A since January 2023 and Certares LP since 2018, where he was previously a Partner from 2014 to 2018. From December 2020 to April 2021, Mr. Fonseca was Chief Executive Officer and President of RentPath, Inc., an online residential rental marketplace, and served on its board of directors, and earlier spent nearly two decades at Expedia Group, Inc. in senior leadership roles including Chief Commercial Officer and Co-President, Partner Services Group. He began his career at Microsoft Corporation, where he was part of the management team that launched Expedia.com. Mr. Fonseca has served on numerous public and private company boards across travel, technology and services, including Alaska Air Group, Inc., Rackspace Technology, Inc., Cynosure Inc., Osiris Acquisition Corp, Wilbur Ellis, DRF Logistics, LLC and others. Mr. Fonseca attended the University of Manitoba.

Board Membership Qualifications: Mr. Fonseca brings over 30 years of online travel and technology leadership, having been part of the original Microsoft management team that founded Expedia.com. His operational background, including his tenure as Chief Commercial Officer of Expedia, provides the Board with expertise in scaling global marketplaces and managing complex supplier ecosystems.

Matt Goldberg



Age: 55
Director Since: 2022

Mr. Goldberg has served as President and CEO of Tripadvisor, Inc. since July 2022. From February 2020 through June 2022, Mr. Goldberg held various senior positions at The Trade Desk, a global technology company, including Executive Vice President, North America and Executive Vice President, Global Operations, as well as serving as founding director of Dataphilanthropy, a private foundation. Mr. Goldberg served as Global Head of M&A and Strategic Alliances and Head of India for News Corp from December 2016 through December 2019. Mr. Goldberg served as Senior Vice President, Global Market Development and Head of Corporate Development for QVC Group from October 2013 through November 2016. Prior to that, Mr. Goldberg was CEO of Lonely Planet, a global travel guide publisher for nearly five years. Mr. Goldberg is active in edtech, philanthropy and nonprofit board leadership, including Lingoda GmbH, The Burning Man Project, Lumina Foundation, and Jim Joseph Foundation. Mr. Goldberg holds an M.B.A. from Stanford University, an M.A. in International Studies from The University of Melbourne, and a B.A. in English from Cornell University.

Board Membership Qualifications: Mr. Goldberg has more than 25 years of experience across global and multinational businesses with a particular focus on the global travel industry. Mr. Goldberg also brings strategic, operational and governance acumen from his executive and director roles with several companies across the travel, digital media, and data sectors.

Betsy L. Morgan



Age: 57
Director Since: 2019

Committee Memberships:
- Compensation—Chair
- Nominating and Corporate Governance

Ms. Morgan is currently the co-founder of Magnet Companies, a private equity-backed company focused on media and commerce. From February 2016 to July 2018, Ms. Morgan served as an Executive in Residence of LionTree, an advisory and merchant bank firm specializing in technology and media. From January 2011 to July 2015, Ms. Morgan was the CEO of TheBlaze, an early multi-platform and direct-to-consumer news and entertainment company. Prior to TheBlaze, Ms. Morgan was the CEO of The Huffington Post. Ms. Morgan currently serves on the board of directors of the following privately-held companies: Trusted Media Brands, Chartbeat and TheSkimm. Ms. Morgan has an M.B.A. from Harvard Business School and a B.A. in Political Science and Economics from Colby College, where she served as a member of the Board of Trustees for eight years. She is also a contributor to Riptide, an oral history of journalism and digital innovation created by Harvard's Shorenstein Center on Media, Politics and Public Policy.

Board Membership Qualifications: Ms. Morgan has experience leading digital media, subscription and original content businesses, which are relevant to Tripadvisor's strategy. Her financial background, investment knowledge and board experience also offer a valuable perspective to the Company.

Jeremy G. Philips



Age: 53
Director Since: 2011

Committee Memberships:
- Nominating and Corporate Governance - Chair
- Audit
- Lead Independent Director

Mr. Philips has been a general partner of Spark Capital since May 2014. From 2012 to 2014, Mr. Philips invested in private technology companies. From 2010 to 2012, Mr. Philips served as the Chief Executive Officer of Photon Group Limited, a holding company listed on the Australian Securities Exchange. From 2004 to 2010, Mr. Philips held various roles of increasing responsibility with News Corporation, most recently as an Executive Vice President in the Office of the Chairman. Before joining News Corporation, he served in several roles, including co-founder and Vice-Chairman of ecorp, a publicly-traded Internet holding company. Mr. Philips has served on the board of directors of Angi Inc. since November 2021, and served on the board of Affirm Holdings from 2015 to 2021. He holds a B.A. and LL.B. from the University of New South Wales and an MPA from the Harvard Kennedy School of Government.

Board Membership Qualifications: Mr. Philips has a broad understanding of technology products, including AI technologies. He also brings financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions. He has strategic and operational experience acquired through his service as chief executive officer and other executive-level positions.

Trynka Shineman Blake



Age: 52
Director Since: 2019

Committee Memberships:
- Audit
- Compensation

Ms. Shineman has served on the board of directors of SEMRush, an online visibility and content marketing SaaS business, since November 2020 until its acquisition by Adobe in April 2026, where she served as chair of its Nominations and Governance Committee and as a member of its Compensation Committee; Twist Bioscience, a leader in synthetic biology since 2025, where she serves on the Audit Committee; Captura since 2022 and Steer since 2024, two private vertically focused SaaS businesses. From March 2004 through February 2019, Ms. Shineman held positions of increasing responsibility with Cimpress N.V., most recently was the Chief Executive Officer of its Vistaprint business. Previously, she was a member of the board of Ally Financial, and UBM PLC. Ms. Shineman has an M.B.A. from Columbia Business School and a B.A. in Psychology from Cornell University.

Board Membership Qualifications: Ms. Shineman has many years of experience with customer-focused businesses and digital business models. She has experience helping companies develop an understanding of customer needs and shaping the organization around those needs.

Carl D. Sparks



Age: 58

Mr. Sparks has served as Managing Partner at Interlock Partners, a venture capital firm, since 2020. Prior to joining Interlock Partners, Mr. Sparks served as Senior Advisor at Bain Capital from 2018 to 2019 and as Chief Executive Officer of Academic Partnerships from 2016 to 2017. Previously, he served as President and Chief Executive Officer of Travelocity Global from 2011 to 2014 and as President of Gilt Groupe from 2010 to 2011, after initially serving as its Chief Marketing Officer. Mr. Sparks also served in various roles of increasing responsibility at Expedia Group, Inc., including as General Manager at Hotels.com USA, Latin America & Canada from 2008 to 2009 and Chief Marketing Officer at Expedia.com from 2006 to 2007. Earlier in his career, he held senior roles at Capital One Financial Corp., Diageo PLC, PepsiCo Inc., and Boston Consulting Group. Mr. Sparks currently serves on the Boards of Directors of Waste Connections, Inc. since March 2024, Cint Group AB since January 2022, and Copart, Inc. since September 2021. He previously served as a director of Avis Budget Group, Inc. from 2018 to 2021, Dunkin' Brands Group, Inc. from 2013 to 2020, and Vonage Holdings Corp. from 2011 to 2018. Mr. Sparks earned a B.S.E. in Mechanical and Aerospace Engineering from Princeton University and an M.B.A. from Harvard Business School.

Board Membership Qualifications: Mr. Sparks brings leadership and operational experience in the online travel and technology sectors, having served as the Chief Executive Officer of Travelocity Global and in senior executive roles at Expedia and Hotels.com. His background in digital marketing and brand strategy is complemented by venture capital experience and a track record of driving growth at scale. Furthermore, Mr. Sparks' service on the boards of several other publicly traded companies provides expertise in corporate governance, capital allocation, and strategic oversight.

Robert S. Wiesenthal



Age: 59
Director Since: 2011

Committee Memberships:

• Audit—Chair

• Nominating and Corporate Governance

Since July 2015, Mr. Wiesenthal has served as Chief Executive Office of Blade (now a wholly owned subsidiary of Joby Aviation) and, since August 2025, has served as Chairman of Strata Critical Medical ("Strata") (formerly Blade Air Mobility, Inc.). He has served as one of Strata's directors since June 2014. From January 2013 to July 2015, Mr. Wiesenthal served as Chief Operating Officer of Warner Music Group Corp., a global music conglomerate. From 2000 to 2012, Mr. Wiesenthal served in various senior executive capacities with Sony Corporation ("Sony"), most recently as Executive Vice President and Chief Financial Officer of Sony Corporation of America. Prior to joining Sony, from 1988 to 2000, Mr. Wiesenthal served in various capacities with Credit Suisse First Boston, most recently as Managing Director, Head of Digital Media and Entertainment. Mr. Wiesenthal previously served on the board of directors of Starz, a global media and entertainment company. Mr. Wiesenthal has a B.A. from the University of Rochester.

Board Membership Qualifications: Mr. Wiesenthal possesses strategic, operational and financial experience, gained through his service in executive-level positions with a strong focus on networked consumer electronics, entertainment, and digital media. He also brings financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions.

In addition to the information presented regarding each nominee's specific experience, qualifications, attributes, and skills that led the Board to the conclusion that he or she should be nominated as a director, each nominee has proven business acumen, extensive management experience in complex organizations, and an ability to exercise sound judgment, as well as a commitment to Tripadvisor and its Board as demonstrated by each nominee's past service. The Board considered the Nasdaq requirement that Tripadvisor's Audit Committee be composed of at least three independent directors, as well as specific Nasdaq and U.S. Securities and Exchange Commission ("SEC") requirements regarding financial literacy and expertise.

Required Vote

Election of each director requires a plurality of the votes cast.

We ask our stockholders vote "FOR" each of the director nominees. Valid proxies received pursuant to this solicitation will be voted in the manner specified. With respect to the election of directors, you may vote "FOR" or "WITHHOLD". Where no specification is made, it is intended that the proxies received from stockholders will be voted "FOR" the election of the director nominees identified. Votes withheld and broker non-votes will have no effect on the outcome.

THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES FOR DIRECTOR NAMED ABOVE.

CORPORATE GOVERNANCE

Corporate Governance Highlights

The Company's Board endeavors to conduct itself and to manage the Company in a way that best serves all of the Company's stockholders. We strive to maintain high governance standards in our business and our commitment to effective corporate governance is illustrated by the following practices:

- Chair of the Board separate from the CEO;

- Existence of a Lead Independent Director;

- Nine of the ten directors will be independent;

- All three Audit Committee members are independent and all three qualify as a "financial expert";

- Existence of a Nominating and Corporate Governance Committee;

- Self-evaluation by members of the Board regarding the workings of the Board and optimizing its performance;

- All directors attended at least 75% of Board and applicable committee meetings during the period in which they served in 2025;

- Board oversight over management's development and execution of the Company's strategy and plan, including the extent to which risks and opportunities are embedded in that strategy;

- Board review of enterprise risk management and related policies, processes and controls, with Board committees exercising oversight for risk matters within their purview;

- Board oversight over cybersecurity risk management;

- Direct access and regular communication between the Board and members of senior management;

- We do not have a shareholder rights plan (also known as a poison pill);

- Stock ownership guidelines for directors and executive officers; and

- Comprehensive insider trading policy that also prohibits hedging and pledging transactions of our stock by directors or employees.

In connection with our ongoing Board refreshment process, the following summary information reflects the composition of our director nominees standing for election at the Annual Meeting, who we believe contribute valuable leadership and operational experience aligned to support our focus on long-term value creation.



BOARD INDEPENDENCE

90% Independent

Independent (9)
Non-Independent (1)

86% of S&P 500 directors are independent

GENDER BREAKDOWN

33% Female

Female (3)
Male (7)

35% of S&P 500 directors are female

BOARD TENURE

5.0 Avg years of tenure

<3 years (5)
3-5 years (1)
>5 years (4)

7.8 years is the average tenure of S&P 500 boards

DIRECTOR AGE

54.9 Average director age

60-65 years (2)
50-59 years (7)
40-49 years (1)

63.8 is the average age of S&P 500 directors

Board of Directors

Pro Forma Board Composition: Director Experience, Attributes and Skills

The Board believes that a complementary mix of varied experiences, attributes and skills will best serve our Company and our stockholders. Our Board is comprised of a high-performing group of individuals whose previous experience, financial and business acumen, personal ethics and dedication to our Company benefit the Company and our stockholders. The Board composition is intentionally designed to align with the Company's strategic focus on AI implementation and enhanced independent oversight. The addition of three independent board members since our 2025 Annual Meeting, two additional independent nominees, and the intended appointment of an independent Board Chair ensure a diverse, expert-led body capable of driving stockholder value. The following reflects the anticipated skills and experience profile of the Board of Directors for the 2026-2027 term, assuming the election of all nominees at the 2026 Annual Meeting:

Director Nominee Experience, Attributes and Skills

Qualifications, Expertise, and Attributes	# of Directors
 **Senior Executive Experience** Deep experience leading, managing and//or transforming an organization, with accountability for overall performance and strategic direction	9 of 10
 **Product, Technology, AI or Data Analytics** Possesses a strong understanding of technology products, AI technologies, data analysis techniques or cybersecurity risks to drive insights, improve decision-making, and enhance business value	10 of 10
 **Accounting and Finance** Leadership of a financial firm or management of the finance function of an enterprise, resulting in financial sophistication, proficiency in overseeing financial reporting and disclosure controls and procedures	7 of 10
 **Corporate Governance** Experience serving on public company boards or counseling such boards on governance, risk management and fiduciary duties	8 of 10
 **Marketplace / eCommerce Experience** Significant experience in operating two-sided online marketplaces, which may include expertise managing online sales platforms or deploying digital marketing strategies to drive customer and partner acquisition, conversion and engagement	6 of 10
 **Travel and Leisure Industry** Knowledge of the travel and leisure industry and the challenges and opportunities facing our business	8 of 10
 **Global / International Business** We operate a global business and believe it is important the Board includes directors with a mix of global business perspectives representing a variety of markets	8 of 10

Director Independence

Under the Nasdaq Rules, the Board has a responsibility to make an affirmative determination that those members of the Board who serve as independent directors do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board makes these determinations annually. In connection with these independence determinations, the Board reviews information regarding transactions, relationships and arrangements relevant to independence, including those required by the Nasdaq Rules. This information is obtained from director responses to questionnaires circulated by management, as well as our records and publicly available information. Following this determination, management monitors those transactions, relationships and arrangements that were relevant to such determination, as well as solicits updated information potentially relevant to independence from internal personnel and directors, to determine whether there have been any developments that could potentially have an adverse impact on the Board's prior independence determination.

Based on the information provided by each director concerning his or her background, employment and affiliations and upon review of this information, our Board has determined that each of Mses. Bisesto, Morgan and Shineman Blake and Messrs. Cates, Dichter, Fonseca, Philips, Sparks and Wiesenthal does not have a relationship that should interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under the applicable rules and regulations of the SEC and Nasdaq. In making its independence determinations, the Board considered the applicable legal standards and any relevant transactions, relationships or arrangements of which it was aware. In addition to the satisfaction of the director independence requirements set forth in the Nasdaq Rules, members of the Audit Committee also satisfied separate independence requirements under the current standards imposed by the SEC and the Nasdaq Rules for audit committee members. All members of the Nominating and Corporate Governance Committee and Compensation Committee are independent.

Board Leadership Structure

Mr. Maffei serves as the Chair of the Board, and Mr. Goldberg serves as President and Chief Executive Officer of Tripadvisor. The roles of Chief Executive Officer and Chair of the Board are separated in recognition of the differences between the two roles. This leadership structure provides us with the benefit of the Chair's oversight of Tripadvisor's strategic goals and vision, coupled with the benefit of a full-time Chief Executive Officer dedicated to focusing on the day-to-day management and continued growth of Tripadvisor and its operating businesses. The Board appointed Mr. Philips as the Lead Independent Director to promote Board independence, accountability, and governance best practices.

Independent members of the Board chair our Audit Committee, Compensation Committee (and during its existence, our Section 16 Committee), and Nominating and Corporate Governance Committee. Effective April 28, 2026, Mr. Maffei resigned from the Compensation Committee. Following his resignation, all members of the Compensation Committee satisfied the independence requirements of Section 16 of the Securities Exchange Act and the Section 16 Committee was subsumed into the Compensation Committee. The Compensation Committee now performs all functions formerly attributed to the Section 16 Committee.

Following the directors' election at our 2026 Annual Meeting, the Board intends to appoint an independent director to serve as Chair.

Meeting Attendance

The Board met seven times and acted by written consent two times in 2025. During this period, each member of the Board attended at least 75% of the meetings of the Board and the Board committees during the period in which they served in 2025. The independent directors meet in regularly scheduled sessions, typically before or after each Board meeting, without the presence of management. Directors are encouraged but not required to attend annual meetings of stockholders. Six of the incumbent directors who were directors at the time attended the 2025 Annual Meeting of Stockholders.

Committees of the Board of Directors

The Board has the following standing committees: the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee. Each of the committees operates under written charters adopted by the Board. At each regularly scheduled Board meeting, the Chair of each committee typically provides the full Board with an update of all significant matters discussed, reviewed, considered and/or approved by the relevant committee since the last regularly scheduled Board meeting. The membership of our Audit and Compensation Committees ensures that directors with no direct ties to Company management are charged with oversight for all financial reporting and executive compensation related decisions made by Company management.

The following table sets forth the current members of the Board and the members of each committee of the Board as of the date of this Proxy Statement. Gregory B. Maffei and Albert E. Rosenthaler are included below as current members of our Board; however, each has notified the Company that he will not stand for re-election at the 2026 Annual Meeting of Shareholders and will retire from the Board at the end of his present term. Further, on April 28, 2026, Mr. Maffei resigned from his position on the Compensation Committee and the Board consolidated the Section 16 Committee into the Compensation Committee. Moving forward, a singular, fully independent Compensation Committee oversees all aspects of executive compensation, including compliance with Section 16 of the Exchange Act. We therefore did not include a separate description of the Section 16 Committee below.

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Gregory B. Maffei	—	—	—
Matt Goldberg	—	—	—
Andrew Cates	—	—	X
Alex Dichter	—	—	—
Dhiren Fonseca	—	X	—
Betsy L. Morgan	—	Chair	X
Jeremy G. Philips	X	—	Chair
Albert E. Rosenthaler	—	—	—
Trynka Shineman Blake	X	X	—
Robert S. Wiesenthal	Chair	—	X

Audit Committee	
Members: **Robert S. Wiesenthal (Chair)** Jeremy G. Philips Trynka Shineman Blake	The Audit Committee of the Board currently consists of three directors: Ms. Shineman and Messrs. Philips and Wiesenthal. Mr. Wiesenthal is the Chair of the Audit Committee. Each Audit Committee member satisfies the independence requirements under the current standards imposed by the rules of the SEC and Nasdaq. The Board has determined that each of Ms. Shineman and Messrs. Philips and Wiesenthal is an "audit committee financial expert," as such term is defined in the regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee is appointed by the Board to assist the Board with a variety of matters discussed in detail in the Audit Committee charter, including reviewing and discussing with management standards and/or metrics as recommended by regulators and Nasdaq, and monitoring: • the integrity of our accounting, financial reporting and public disclosures process; • our relationship with our independent registered public accounting firm, including qualifications, performance and independence; • the performance of our internal audit department; • our compliance with legal and regulatory requirements and the Company's compliance policies and programs; and • the extent to which various issues (including but not limited to cybersecurity risks and environmental, social and governance ("ESG") matters, etc.) will impact the Company's financial performance and the Company's ability to create long-term value. The Audit Committee met five times in 2025. The formal report of the Audit Committee with respect to the year ended December 31, 2025, is set forth in the section below titled "Audit Committee Report." A copy of the Audit Committee Charter is available on our website.

Compensation Committee	
Members: **Betsy L. Morgan (Chair)** Dhiren Fonseca Trynka Shineman Blake	The Compensation Committee currently consists of three directors: Mr. Fonseca and Mses. Morgan and Shineman, with Ms. Morgan serving as the Chair of the Compensation Committee. Each member is an "independent director" as defined by the Nasdaq Rules. No member of the Compensation Committee is an employee of Tripadvisor. The Compensation Committee is appointed by the Board to assist the Board with a variety of matters discussed in detail in its charter, including: • designing and overseeing compensation with respect to our executive officers, including salary matters, bonus plans and stock compensation plans; • administrating our stock plans, including approving grants of equity awards but excluding matters governed by Rule 16b-3 under the Exchange Act; • periodically reviewing and approving compensation of the members of our Board; and • overseeing the Company's strategy and policies, programs, initiatives and actions related to human capital management within the Company's workforce, that include talent recruitment, development and retention, promoting inclusion, Company culture and employee engagement. The Compensation Committee met five times in 2025. A description of our policies and practices for the consideration and determination of executive compensation is included in the section below titled "Compensation Discussion and Analysis." A copy of the Compensation Committee Charter is available on our website.

Nominating and Corporate Governance Committee	
Members: **Jeremy Philips (Chair)** Andrew Cates Betsy Morgan Robert S. Wiesenthal	The Nominating and Corporate Governance Committee of the Board currently consists of four directors: Ms. Morgan and Messrs. Cates, Philips, and Wiesenthal. Mr. Philips serves as Chair of the Nominating and Corporate Governance Committee. Each member satisfies the independence requirements under the current standards imposed by the rules of the SEC and Nasdaq. The Nominating and Corporate Governance Committee is appointed by the Board to assist the Board with a variety of matters discussed in detail in the Nominating and Corporate Governance Committee charter, including: • identifying individuals qualified to become Board members and recommending to the Board any director nominees; • conducting periodic reviews of the performance of the Board and each of its committees; • recommending to the Board director nominees for each committee; • assisting the Board in overseeing any applicable corporate policies; and • considering, developing and recommending to the Board matters of corporate governance, including consideration of corporate governance guidelines. The Nominating and Corporate Governance Committee met two times in 2025. A copy of the Nominating and Corporate Governance Committee Charter is available on our website.

Risk Oversight

Assessing and managing the day-to-day risk of our business is the responsibility of Tripadvisor's management. Our Board as a whole is responsible for oversight of our overall risk landscape and risk management efforts, including through delegation of specific risk oversight responsibilities to its standing committees. Our Board is involved in risk oversight through direct decision-making authority with respect to significant matters and the oversight of management by the Board and its committees. The President and Chief Executive Officer; the Chief Financial Officer; the Chief Legal Officer and the Chief Compliance Officer attend Board meetings and discuss operational risks with the Board, including risks associated with the geographies in which we operate or are considering operating. Management also provides reports and presentations on strategic risks to the Board. Among other areas, the Board is involved, directly or through its committees, in overseeing risks related to our corporate strategy, business continuity, data privacy and cybersecurity, artificial intelligence and other technology risks, crisis preparedness, and competitive and reputational risks.

The Board has delegated primary responsibility for oversight over certain risks to the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. The committees of the Board primarily execute their oversight responsibility for risk management as follows:

• The Audit Committee has primary responsibility for discussing with management Tripadvisor's major financial risks and the steps management has taken to identify, assess, mitigate, monitor and manage such risks. The Audit Committee also has primary responsibility for oversight over the Company's significant business risks, including operational, data privacy, and cybersecurity risks, and the Company's processes to identify, assess, manage and, to the extent required, disclose material cybersecurity incidents. In fulfilling its responsibilities, the Audit Committee receives regular reports from, among others, the Chief Financial Officer, the Chief Legal Officer, the Chief Accounting Officer and the Chief Compliance Officer as well as from representatives of tax, treasury, information security, internal audit, and the Company's independent auditors. The Audit Committee makes regular reports to the Board. In addition, the Company has, under the supervision of the Audit Committee, established procedures available to all employees for the anonymous and confidential submission of complaints relating to any matter to encourage employees to report questionable activities directly to our senior management and the Audit Committee.

• The Compensation Committee considers and evaluates risks related to our cash and equity-based compensation programs, policies and practices and evaluates whether our compensation programs encourage participants to take excessive risks that are reasonably likely to have a material adverse effect on Tripadvisor or our business. Consistent with SEC disclosure requirements, the Compensation Committee, working with management, has assessed the compensation policies and practices for our employees, including our executive officers, and have concluded that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on Tripadvisor.

- The Nominating and Corporate Governance Committee will play a crucial role in risk oversight through its responsibility to assist the Board in overseeing the Company's governance framework. This includes the periodic review and reassessment of the Company's Code of Business Conduct and Ethics (the "Code"), a key mechanism for managing ethical and legal risks. By regularly reviewing and updating the Code, the Committee helps mitigate risks related to compliance, integrity and reputation. The Committee oversees the periodic evaluation of the Board and its committees' performance, working to ensure effective oversight and recommending adjustments to the structure and composition of the Board and its committees where needed. This review process involves assessments of how effectively the Board and its committees address and manage risk.

Ultimately, management is responsible for the day-to-day risk management process, including identification of key risks and implementation of policies and procedures to manage, mitigate and monitor risks. In fulfilling these duties, management conducts annually an enterprise and internal audit risk assessment and uses the results of these assessments in its risk management efforts. In addition, management has designated a Chief Compliance Officer and formed a Compliance Committee in connection with the implementation, management and oversight of our corporate compliance program with the goal of promoting operational excellence throughout the entire organization and adherence with all legal and regulatory requirements and with the highest ethical standards.

Director Nominations

The Board has established a Nominating and Corporate Governance Committee, consisting solely of independent directors. The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become Board members and for recommending to the Board any qualified director nominees to become Board members and to recommend any director nominees for each committee. The Board has not adopted specific requirements for eligibility to serve as a director of Tripadvisor or a specific diversity policy; however, the Board does consider, among other things, the background of potential director nominees when considering nominees to serve on our Board. We value an array of opinions, perspectives, and personal and professional experiences and backgrounds. In evaluating candidates, regardless of how recommended, the Board considers a number of factors, including whether the professional and personal ethics and values of the candidate are consistent with those of Tripadvisor; whether the candidate's experience and expertise would be beneficial to the Board in rendering service to Tripadvisor, including in providing a mix of Board members that represent a range of backgrounds, perspectives and opinions; whether the candidate is willing and able to devote the necessary time and energy to the work of the Board and its committees; and whether the candidate is prepared and qualified to represent the best interests of Tripadvisor's stockholders.

The Board does not have a formal policy regarding the consideration of director candidates recommended by stockholders, as historically Tripadvisor has not received such recommendations. However, the Board would evaluate such recommendations in the same way it evaluates other potential director nominees if made in the future, taking into account the advance-notice and other procedures set forth in our bylaws. Stockholders who wish to make such a recommendation should send the recommendation to Tripadvisor, Inc., 400 1st Avenue, Needham, Massachusetts 02494, Attention: Secretary. The envelope must contain a clear notation that the enclosed letter is a "Director Nominee Recommendation." The letter must identify the author as a stockholder, provide a brief summary of the candidate's qualifications and history and be accompanied by evidence of the sender's stock ownership, as well as a consent by the potential candidate to serve as a director if nominated and elected. This recommendation process is separate from, and does not replace, the formal procedures for stockholder nominations contained in our bylaws. Any director candidate recommendations will be reviewed by the Secretary and, if deemed appropriate, forwarded to the Nominating and Corporate Governance Committee for further review. If the Nominating and Corporate Governance Committee believes that the candidate fits the profile of a director nominee as described above, it may include that candidate in its pool of potential nominees for consideration by the full Board.

Environmental, Social and Governance

When we travel we are reminded that the world is a friendly place, that people are generous, and that we share more in common with our fellow travelers than not. We strive to use our platform to not only help people around the world plan, book and experience their perfect trip but also to be an ally for social good, including on ESG issues. At Tripadvisor, we consider ESG in how we support our team, how we give back to the community, and how we can reduce our environmental impacts. In addition to the Corporate Governance section above, below are the three areas in which we engage in the most critical initiatives.

People Practices

We believe a critical driver of our Company's success is our people. The Company's management oversees various initiatives for talent acquisition, retention, and development and provides regular reports to the Board. Our objectives include hiring, retaining, and advancing a workforce of varied cultures, backgrounds, abilities, and perspectives. We have several initiatives and programs in place to achieve these goals.

We are committed to identifying and developing talent to help our employees accelerate their growth and achieve their career goals. Our overall talent acquisition and retention strategy is designed to attract and retain qualified employees who will help us achieve our performance goals and work to ensure the success of the Company.

We believe in recruiting the best people for the job without regard to gender, race, ethnicity, sexual orientation, gender identity, disability, or other protected characteristics. We support and develop our employees through global training and development programs that build and strengthen employees' leadership and professional skills. Leadership development includes programs for new leaders as well as programs designed to support more experienced leaders. We also partner with external training organizations to help provide our employees with the knowledge and skills they need to succeed.

We advance inclusion in our workplace by offering a variety of learning experiences focused on increasing awareness, reducing bias, upskilling managers, and fostering a work culture of belonging. These learning experiences are available to all levels of the organization, from senior leadership to individual contributors. In addition to our internal development, we are committed to enriching our employees' development through external learning experiences that are relevant to their roles in our organization.

To support our workforce, we have a variety of global, employee-driven Employee Resource Groups ("ERGs") designed to provide support, connection, and business impact, and all employees are welcome to join and participate. ERGs play an important role in supporting our strategy by shaping our organizational culture, offering learning and development experiences, and promoting community. Beyond their internal impact, ERGs also bring unique perspectives and insights that inform our markets, products, content, and employee experience.

Corporate Responsibility

Our corporate responsibility program is currently focused on supporting responsible business practices in our operations as well as strengthening our community impact through philanthropy and civic engagement. We believe in mobilizing our people, expertise, resources and community to tackle some of society's most pressing humanitarian challenges. We recognize that by putting our purpose into action, we can have a positive impact on the communities we serve and help promote a world of understanding, empathy and care. For our users, we aim to deliver innovative products and services to give them the confidence and freedom to create memorable experiences that will improve their own lives and the lives of those around them. For our employees, we emphasize a working environment where sustainability matters, and a company culture that embraces varied talents and unique perspectives, where colleagues feel valued as both individuals and members of the team. For stockholders, we are focused on increasing the fundamental value of the Company and driving long-term stockholder value. For communities where we live and work, we are dedicated to improving individual well-being and strengthening families and communities.

Internally, our TripGives program aims to inspire and enable our employees to be active global citizens by supporting the causes they care about in communities around the world. Through our Give, Serve, Learn model, we unite employees around pressing local and global issues and encourage them to lead community projects where they live and work. Starting in 2021, Tripadvisor committed to dedicating funding and resources for our ERGs to launch community impact projects with nonprofits.

We are committed to respecting human rights. As a global leader in the travel industry, we believe we have an opportunity to use our platform to effect positive change in people's lives, including the advancement of human rights through our business activities. In this regard, in 2021, Tripadvisor adopted a Global Human Rights Policy setting forth our commitment to establishing and maintaining best practices in respecting fundamental human rights and the ability to contribute to positive human rights impacts. The policy formalizes our long-standing commitment to uphold and respect human rights for all people. This policy also consolidates our existing commitments and brings increased clarity on processes and procedures designed to assess and mitigate human rights risks, to avoid directly infringing on human rights and to prevent or mitigate adverse human rights impacts that are or potentially may be linked to our business.

Environmental Impact

We recognize that climate change and adverse impacts on the natural world are among the most pressing challenges facing humanity today. Environmental sustainability and how we manage our environmental impacts have implications for the geographies and markets in which we operate, our employees, our business partners, our customers, our investors and other stakeholders. We believe that we all have a responsibility to preserve and protect our planet and communities for generations to come. Internally, over the last few years, we have invested in energy reduction and waste management strategies across the globe.

Communications with the Board

Stockholders who wish to communicate with the Board or a particular director may send such communication to Tripadvisor, Inc., 400 1st Avenue, Needham, Massachusetts 02494, Attention: Secretary. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication." All such

letters must identify the author as a stockholder, provide evidence of the sender's stock ownership and clearly state whether the intended recipients are all members of the Board or certain specified directors. The Secretary will then review such correspondence and forward it to the Board, or to the specified director(s), if deemed appropriate. Communications that are primarily commercial in nature, that are not relevant to stockholders or other interested constituents, or that relate to improper or irrelevant topics will generally not be forwarded to the Board or to the specified director(s).

PROPOSAL 2:
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Overview

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the external accounting firm retained to audit the Company's financial statements. The Audit Committee has retained KPMG LLP ("KPMG") as Tripadvisor's independent registered public accounting firm for the fiscal year ending December 31, 2026.

KPMG has served as Tripadvisor's independent registered public accounting firm continuously since the audit of the Company's financial statements for the fiscal year ended December 31, 2014. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent external audit firm. The members of the Audit Committee and the Board believe that the continued retention of KPMG to serve as the Company's independent registered public accounting firm is in the best interest of the Company and its investors. A representative of KPMG is expected to be present at the Annual Meeting, and will be given an opportunity to make a statement if he or she so chooses and will be available to respond to appropriate questions.

If the stockholders fail to vote to ratify the appointment of KPMG, the Audit Committee will reconsider whether to retain KPMG and may retain that firm or another firm without resubmitting the matter to our stockholders. Even if stockholders vote on an advisory basis in favor of the appointment, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Tripadvisor and our stockholders.

Required Vote

We ask our stockholders to ratify the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending December 31, 2026. This proposal requires the affirmative vote of a majority of the voting power of the shares, present in person or represented by proxy at the meeting, and entitled to vote thereon. With respect to the ratification of KPMG, you may vote "FOR", "AGAINST" or "ABSTAIN". Abstentions and broker non-votes, if any, will have the same effect as votes "AGAINST" the proposal. Brokers have discretion to vote on the proposal for ratification of the independent registered public accounting firm.

> **THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS TRIPADVISOR'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.**

Fees Paid to Our Independent Registered Public Accounting Firm

KPMG was Tripadvisor's independent registered public accounting firm for the fiscal years ended December 31, 2025 and 2024. The following table sets forth aggregate fees for professional services rendered by KPMG for the years ended December 31, 2025 and 2024.

	2025	2024
Audit Fees [1]	$2,563,000	$2,645,663
Audit-Related Fees [2]	125,893	74,459
Tax Fees [3]	73,744	84,020
Other Fees [4]	2,700	2,700
Total Fees	$2,765,337	$2,806,842

(1)   Audit Fees include fees and expenses associated with the annual audit of our consolidated financial statements, statutory audits, reviews of our quarterly interim financial statements, accounting consultations, review of SEC registration statements, report on the effectiveness of internal control, comfort letters, and consents and other services related to SEC matters.

(2)   Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and not reported under "Audit Fees," which also includes non-recurring transaction-related services performed separate from the annual audit.

(3) Tax Fees include fees and expenses for tax compliance, tax planning, and tax advice.

(4) Other Fees include accounting research software.

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee has responsibility for appointing, setting the compensation of, retaining and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by Tripadvisor's independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm's independence from Tripadvisor and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the Audit Committee, it requires specific pre-approval by the Audit Committee. The payment for any proposed non-audit services in excess of pre-approved cost levels requires specific pre-approval by the Audit Committee.

Pursuant to its pre-approval policy, the Audit Committee may delegate its authority to pre-approve services to one or more of its members, and it has currently delegated this authority to its Chair, subject to a limit of $250,000 per approval. The decisions of the Chair (or any other member(s) to whom such authority may be delegated) to grant pre-approvals must be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee may not delegate its responsibilities to pre-approve services to Company management.

All of the audit-related and all other services provided to us by KPMG in 2025 and 2024 were approved by the Audit Committee by means of specific pre-approvals or pursuant to the procedures contained in the Company's pre-approval policy.

The Audit Committee has considered the non-audit services provided by KPMG in 2025 and 2024, as described above, and believes that they are compatible with maintaining KPMG's independence in the conduct of their auditing functions.

AUDIT COMMITTEE REPORT

Management has primary responsibility for our financial statements, reporting process and system of internal control over financial reporting. Tripadvisor's independent registered public accounting firm is engaged to audit and express opinions on the conformity of our financial statements to generally accepted accounting principles, and the effectiveness of Tripadvisor's internal control over financial reporting.

The Audit Committee serves as a representative of the Board and assists the Board in monitoring (i) the integrity of our accounting, financial reporting and public disclosures process, (ii) our relationship with our independent registered public accounting firm, including qualifications, performance and independence, (iii) the performance of our internal audit department, and (iv) our compliance with legal and regulatory requirements. In this context, the Audit Committee met five times in 2025 and, among other things, took the following actions:

- appointed KPMG as our auditors and discussed with the auditors the overall scope and plans for the independent audit and pre-approved all audit and non-audit services to be performed by KPMG;

- reviewed and discussed with management and the auditors the audited consolidated financial statements for the year ended December 31, 2025, as well as our quarterly financial statements and interim financial information contained in each quarterly earnings announcement prior to public release;

- discussed with the auditors the matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") and the SEC, and received all written disclosures and letters required by the applicable requirements of the PCAOB;

- discussed with the auditors its independence from Tripadvisor and Tripadvisor's management as well as considered whether the non-audit services provided by the auditors could impair its independence and concluded that such services would not;

- reviewed and discussed with management and the auditors our compliance with the requirements of the Sarbanes-Oxley Act of 2002 with respect to internal control over financial reporting, together with management's assessment of the effectiveness of our internal control over financial reporting and the auditors' audit of internal control over financial reporting; and

- regularly met with KPMG, with and without management present, to discuss the results of their examinations, including the integrity, adequacy and effectiveness of the accounting and financial reporting processes and controls.

Relying on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2025, and the Board approved such inclusion.

No portion of this Audit Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that Tripadvisor specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed to be "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Members of the Audit Committee:

Robert S. Wiesenthal (Chair)
Trynka Shineman Blake
Jeremy G. Philips

EXECUTIVE OFFICERS

Set forth below is certain background information, as of April 30, 2026, regarding Tripadvisor's executive officers. There are no family relationships among directors or executive officers of Tripadvisor.

Name	Age	Position
Matt Goldberg	55	President and Chief Executive Officer
Michael Noonan	57	Chief Financial Officer
Seth J. Kalvert[1]	56	Chief Legal Officer and Secretary
Kristen Dalton	53	Chief Strategy and Operations Officer
Almir Ambeskovic	48	President of TheFork
Pepijn Rijvers	49	Chief Business Officer

(1) As previously announced, Mr. Kalvert will step down from his role as Chief Legal Officer and Secretary effective May 1, 2026. Following his departure, he has agreed to remain available to the Company in an advisory capacity to provide transition services.

Refer to "Proposal 1: Election of Directors" above for information about our President and Chief Executive Officer Matt Goldberg.

Michael Noonan has served as Chief Financial Officer of Tripadvisor since October 31, 2022. Prior to Tripadvisor, from October 2020 to October 2022, Mr. Noonan was the Chief Financial Officer of Noom, Inc., a consumer-focused digital health company. Prior to Noom, from January 2016 to October 2020, Mr. Noonan served as Senior Vice President of Finance for Booking Holdings, Inc., where he led numerous corporate finance activities such as financial planning and capital budgeting, as well as investor relations. Mr. Noonan's experience also includes several capital markets roles at RBC Capital Markets, NYSE Euronex, J.P. Morgan, and Bear Stearns & Co. Mr. Noonan holds an MBA from Duke University and a B.A. from Davidson College.

Seth J. Kalvert has served as Chief Legal Officer and Secretary of Tripadvisor since August 2011. Prior to joining Tripadvisor, from March 2005 to August 2011, Mr. Kalvert held positions at Expedia Group, Inc., a travel technology company that owns and operates travel fare aggregators and travel metasearch engines, most recently as Vice President and Associate General Counsel. Prior to that, Mr. Kalvert worked at IAC, Inc., a holding company with a portfolio of media and internet businesses. Mr. Kalvert began his career as an associate at Debevoise & Plimpton, LLP, a New York law firm. Mr. Kalvert holds a J.D. from Columbia Law School and an A.B. from Brown University.

Kristen Dalton has served as the Chief Strategy and Operations Officer since November 2025. Prior to that, Ms. Dalton held positions of increasing responsibility with Tripadvisor. From January 2024 until November 2025, Ms. Dalton served as President of brand Tripadvisor. From January 2023 until December 2023, Ms. Dalton served as Chief Operating Officer of brand Tripadvisor and, from October 2019 until January 2023, Ms. Dalton served as Vice President of Finance. Before joining Tripadvisor, Ms. Dalton was a Vice President at Vistaprint from 2014 through 2019. Ms. Dalton also held senior positions at ACE Group, AXA, and Zurich Financial Services. Ms. Dalton holds a Bachelor of Science in Accounting from Villanova University.

Almir Ambeskovic has served as President of TheFork since February 2021. Prior to becoming President, Mr. Ambeskovic held the position of Vice President of Sales and Marketing for TheFork from May 2020 through January 2021. Mr. Ambeskovic joined TheFork in 2014 as the Italy Country Manager following TheFork's acquisition of RestOpolis, an online restaurant reservation startup he founded and led in Milan since 2011.

Pepijn Rijvers has served as Chief Business Officer since November 2025. In this role, Mr. Rijvers leads strategy, operations, and innovation to drive long-term growth across the Group's commercial businesses for both brand Tripadvisor and Viator. He previously served as President of Viator from April 2025 to November 2025. Prior to joining the Company, from September 2022 to March 2025, Mr. Rijvers served as Executive Vice President and later Chief Product & Technology Officer at the World Business Council for Sustainable Development ("WBCSD"). Prior to WBCSD, Mr. Rijvers spent over 12 years at Booking.com in various senior leadership positions, including Senior Vice President and Managing Director of Accommodations, where he oversaw the company's core global business.

COMPENSATION DISCUSSION AND ANALYSIS

2025 Business Highlights

We exited 2025 with momentum, delivering meaningful progress against our strategic priorities, strengthening our portfolio positioning, and diversifying our revenue and adjusted EBITDA mix. Experiences, Hotels and Other and TheFork each contributed to profit this year through a disciplined balance of growth and investment. More specifically, the Company was able to achieve the following:

- In the fiscal year ended December 31, 2025 ("Fiscal 2025"), consolidated revenue was $1.9 billion, as compared to $1.8 billion in the fiscal year ended December 31, 2024 ("Fiscal 2024"); and

- Consolidated Adjusted EBITDA* for Fiscal 2025 was $319 million, as compared to $339 million in Fiscal 2024.

  *Consolidated Adjusted EBITDA is a non-GAAP financial measure. Refer to our 2025 Annual Report for a reconciliation of consolidated adjusted EBITDA to Net Income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

The Fiscal 2025 named executive officers ("NEOs") referred to herein are: (i) Matt Goldberg, our principal executive officer ; (ii) Michael Noonan, our principal financial officer; (iii) Seth J. Kalvert, our chief legal officer; (iv) Kristen Dalton, our chief strategy and operations officer; and (v) Almir Ambeskovic, president of TheFork.

Compensation Program Objectives

Our compensation program is designed to achieve the following objectives:

- Attract, motivate and retain highly skilled employees with the business experience and acumen that management and the Compensation Committee believes are necessary for the achievement of our long-term business objectives;

- Reward specific short-term and long-term financial and strategic objectives;

- Align our employees' long-term financial interests with those of our stockholders;

- Ensure that the compensation opportunity provided to these employees remains competitive with the compensation paid to similarly situated employees at comparable companies; and

- Ensure our program design does not encourage our executive officers to take unreasonable risks relating to our business.

The Compensation Committee believes that the relative weighing of compensation elements for our NEOs and the programmatic design of our annual bonus program and equity program which includes reliance on financial performance metrics, as described in this CD&A, reflects these objectives.

The table below sets forth information regarding the primary elements of our executive compensation program in 2025:

Compensation Element	Compensation Objective	Performance Metrics	Characteristics	Time Horizon
Base Salary	• Attract and retain qualified executives	• None	• Market-competitive, fixed level of compensation	• Annual
Annual Bonus	• Attract and retain qualified executives • Motivate employees to achieve specific short and long-term strategic goals and objectives	• Revenue • Adjusted EBITDA	• At target, annual incentive provides market-competitive total cash opportunity • At-risk compensation	• Annual
Equity Awards - Time-Based RSUs	• Align employees' and stockholders' interests • Attract and retain qualified executives	• N/A	• Generally vest over four years to enhance retention • At-risk compensation	• Four years
Equity Awards - Performance-Based RSUs	• Motivate performance of senior-level employees to achieve specific long-term financial and strategic objectives	• Revenue • Adjusted EBITDA	• At-risk compensation • Two-year performance period, with a three-year vesting period	• Three years

As described in more detail below, for the financial performance components of annual bonus and performance-based equity awards, the Company uses consolidated revenue and Adjusted EBITDA for certain executives and business unit revenue and Adjusted EBITDA for others, or some combination thereof. This is intentionally designed to align executive compensation with their areas of responsibility and the others over which the executives have the most influence.

Roles and Responsibilities

Role of the Compensation Committee

The Compensation Committee is appointed by the Board and consists entirely of directors who are "outside directors" for purposes of Section 162(m) of the Code. The Compensation Committee is responsible for (i) designing and overseeing our compensation with respect to our executive officers, including salary matters, bonus plans and stock compensation plans; and (ii) approving all grants of equity awards. Notwithstanding the foregoing, the Compensation Committee has delegated to the Company's Chief Executive Officer the authority to grant certain types of equity awards, subject to certain limitations, to employees other than executive officers. As described in further detail below, the Compensation Committee works with management and an independent compensation consultant to determine appropriate compensation for our executive officers other than our President and Chief Executive Officer. The compensation of our CEO is determined by the Compensation Committee in consultation with an independent compensation consultant.

Role of Executive Officers

Management participates in reviewing and refining our executive compensation program. Our President and Chief Executive Officer annually reviews the performance of Tripadvisor and each executive officer other than himself with the Compensation Committee and makes recommendations with respect to the appropriate base salary, annual bonus and grants of equity awards for each executive officer, other than himself. Based in part on these recommendations and the other factors discussed below, the Compensation Committee reviews and approves the annual compensation package of each NEO, other than our President and Chief Executive Officer. No officer participates directly in the final deliberations or determinations regarding his or her own compensation package.

Role of Compensation Consultant

Pursuant to the Compensation Committee Charter, the Compensation Committee is authorized to, and have direct responsibility for, the appointment, compensation and oversight of the work of any compensation consultant retained by the Compensation Committee. For Fiscal 2025, the Compensation Committee has retained FW Cook, a premier provider of independent executive and non-employee director compensation consulting services to compensation committees and senior management, as their independent compensation consultant to assist with our 2025 compensation program. FW Cook has served as the Compensation Committee's independent compensation consultant since July 2021. FW Cook has provided objective, independent and expert advice to the Compensation Committee and senior management on matters related to executive pay. More specifically, FW Cook provides the following services to the Compensation Committee:

- Assist in developing and annually evaluating a peer group of publicly-traded companies to help assess executive compensation, equity usage relative to peer companies and "new hire" compensation;

- Compile and analyze competitive compensation market data and review all elements of Tripadvisor's executive compensation program and practices to assist the Compensation Committees in developing a competitive compensation framework for our executive officers;

- Review the value of equity compensation granted to our executives and advise on matters related to our long-term incentive compensation structure generally as well as any potential one-off equity grants;

- Provide advice on matters related to director compensation; and

- Provide updates on executive compensation trends and regulatory developments.

While the Compensation Committee meets regularly with the independent compensation consultant and considers input from the compensation consultant in making decisions with respect to compensation matters, the Compensation Committee additionally considers other factors in making decisions on executive pay adjustments, including individual and company performance, information and analysis it receives from management and their own judgment and experience. The Compensation Committee makes all final decisions regarding executive compensation.

Based on consideration of the factors set forth in the rules of the SEC and Nasdaq, the Compensation Committee has determined that its relationship with FW Cook and the work performed by FW Cook on behalf of the Compensation Committee has not raised any conflict of interest that would prevent it from independently advising the Compensation Committee. In addition, in compliance with the Compensation Committee Charter, the Compensation Committee approved the fees paid to FW Cook for work performed in 2025. These fees were paid for services exclusively related to executive and non-employee director compensation. FW Cook did not provide any other services to the Company or its affiliates during the last completed fiscal year.

Role of Stockholders

We have historically held an advisory vote to approve the compensation of our NEOs (the "say-on-pay vote") every three years. At our 2024 Annual Meeting of Shareholders (the "2024 Annual Meeting"), stockholders considered and voted upon the frequency of future say-on-pay votes, and voted in favor of a say-on-pay vote every three years. Following the 2024 Annual Meeting, our Board considered various factors, including the results of the non-binding advisory vote on the frequency of future stockholder advisory votes, in its deliberations, and decided that it was in the best interest of the Company to hold a say-on-pay vote every three years. Accordingly, the next stockholder say-on-pay vote will be held at the 2027 Annual Meeting of Stockholders.

At our 2024 Annual Meeting, we held a say-on-pay vote on the compensation of our NEOs in 2023 (the "2024 say-on-pay vote"). Approximately 98% of the votes cast were in favor of our 2024 say-on-pay vote. The Compensation Committee considers the results of the advisory say-on-pay votes, among other factors described in this CD&A section, in evaluating our executive compensation programs and philosophy. In evaluating our 2025 executive compensation program, the Compensation Committee considered the result of the 2024 say-on-pay vote.

Our Compensation Committee takes into account input from our stockholders, the recommendations of major proxy advisory firms, the practices of companies in our peer group and the views of our compensation consultant in designing our executive compensation program and setting compensation for our NEOs. Specifically, our executive compensation program includes the following features that we believe promote stockholders' interests and strong corporate governance:

- Greater portions of compensation that are incentive based, or "variable," as described in more detail below;

- Increased focus on structuring annual bonus and equity awards so that payouts are tied to the achievement of established financial targets and strategic objectives;

- Cash and equity incentive awards are subject to our Clawback Policy;

- Robust executive stock ownership guidelines;

- A policy that prohibits hedging, or hedging against losses, of Tripadvisor securities; and

- Provisions in our equity plans that prohibit repricing of stock options without stockholder approval.

We will continue to evaluate ways to ensure that our executive compensation programs compensate our NEOs for performance that furthers our business strategy and initiatives, competitive performance, sound corporate governance principles and stockholder value and return. We will continue to seek to align our NEOs' incentive compensation opportunities to the achievement of short-term and long-term performance objectives that are directly aligned with the interest of our stockholders.

Compensation Program Elements

General

The primary elements of our direct executive compensation program are base salary, annual bonus and equity awards. The program is designed to closely align executive compensation with performance by tying annual bonuses to performance and allocating a majority of target compensation to performance-based equity awards that directly link the value of executive compensation to our stock price performance.

Our pay-for-performance philosophy is reflected in the charts below showing the key design and structural aspects of our program. With the exception of base salary, all elements of annual compensation are performance-based, variable or "at-risk".





(1) CEO Total Compensation consists of 2025 base salary, annual bonus paid, and the aggregate grant date fair value of the 2025 equity awards as disclosed in the Summary Compensation Table.

(2) Other NEO Total Compensation reflects (i) the average of the amounts paid to Messrs. Noonan, Kalvert, Ambeskovic and Ms. Dalton consisting of 2025 base salary, annual bonus paid, and the aggregate grant date fair value of the 2025 annual equity awards, all as disclosed in the Summary Compensation Table.

One of the primary objectives of our compensation philosophy is to design pay opportunities that align with our performance and long-term value creation for our stockholders. The significant weighting of long-term incentive compensation aims to ensure that our NEOs' primary focus is sustained long-term performance, while our short-term incentive compensation motivates consistent annual performance.

Following recommendations from management or based on other considerations, the Compensation Committee may also adjust compensation for specific individuals at other times during the year when there are significant changes in responsibilities or under other circumstances that the Compensation Committee considers appropriate.

Base Salary

Base salary represents the fixed portion of an NEO's total compensation and is intended to provide compensation for expected day-to-day performance. An NEO's base salary is initially determined upon hire or promotion based on a number of factors including, but not limited to, his or her responsibilities, prior experience, and salary levels of other executives within Tripadvisor. Providing a competitive base salary to our executives is essential to achieving our objectives of attracting and retaining talent. Base salary is typically reviewed annually, at which time management makes recommendations to the Compensation Committee based on consideration of a variety of factors including, but not limited to, the following:

- each NEO's total compensation relative to other executives in similarly situated positions;

- his or her performance relative to previously established performance goals;

- competitive compensation market data, when available;

- his or her responsibilities, prior experience and individual compensation history;

- general economic conditions; and

- the recommendations of the President and Chief Executive Officer (other than with respect to his own compensation).

After careful consideration of the factors discussed above with respect to each of the NEOs, the Compensation Committee approved base salary changes for our NEOs for 2025. The table below sets forth, for each NEO, the 2024 base salary, the base salary increase and the 2025 base salary.

Name	2024[1]	Base Salary Increase /Decrease	2025[2]	Percentage Change from 2024 to 2025
Matt Goldberg	$900,000	$—	$900,000	0.00%
Michael Noonan	$545,000	$15,000	$560,000	2.75%
Seth J. Kalvert	$535,000	$15,000	$550,000	2.80%
Kristen Dalton	$500,000	$10,000	$510,000	2.00%
Almir Ambeskovic[3]	$477,060	$14,684	$491,744	3.07%

(1) Reflects base salary of the NEOs as of December 31, 2024.

(2) Reflects base salary of the NEOs as of December 31, 2025.

(3) Mr. Ambeskovic's compensation is paid in Euros but reflected here in Dollars. To facilitate comparability of base salary across periods, a consistent foreign exchange rate of 1.17330 was applied for both 2024 and 2025.

Annual Bonus

Unless otherwise provided by the provisions of his or her employment agreement, the target annual bonus opportunities for our NEOs are generally established by the Compensation Committee, based on competitive market data and recommendations by the President and Chief Executive Officer, other than in connection with his own compensation. Annual bonuses are awarded to recognize and reward each NEO based on achievement of the Company's annual operating plan as well as achievement of any strategic or business goals set for such NEO and such NEO's specific contributions to the Company's performance. The amount awarded each year is based on (i) with respect to 75%, the extent to which certain pre-established financial performance targets are achieved during the year; and (ii) with respect to the remaining 25%, the extent to which individual performance goals are achieved during the year. The annual bonus is "variable compensation" because the Company must achieve certain performance goals and/or the NEO must achieve individual performance goals aligned with strategic and business goals in order for the NEOs to receive an annual incentive bonus, with the amount of bonus based on the extent to which the targets and goals are achieved. The annual bonus is designed to motivate our NEOs to improve Company and individual performance. The annual bonus program aligns a portion of executive compensation with key financial targets and, as a result, provides a valuable link between compensation and stockholder value creation.

The financial performance goals for Messrs. Goldberg, Noonan and Kalvert consist of Company revenue (50%) and adjusted EBITDA (50%) for the consolidated group of companies. The financial performance goals for Mr. Ambeskovic and Ms. Dalton also consist of revenue (50%) and adjusted EBITDA (50%) financial performance targets but are primarily focused on the financial performance of the business unit each of them led in 2025 (TheFork and brand Tripadvisor, respectively) with a smaller percentage of the financial performance based on performance for the consolidated group of companies. For each financial performance metric and goal, there is a minimum, or threshold, level of performance required for bonus with respect to such metric, a target for 100% payout with respect to such metrics and a maximum level for the maximum payout with respect to such metric. The annual bonus was designed with such threshold, target and maximum goals in order to create more financial incentive for management to achieve a performance range of target or higher.

In March 2026, the Compensation Committee approved payouts for bonuses with respect to Fiscal 2025 for each of our NEOs after taking into account a variety of factors including, but not limited to, the following:

- Performance for the consolidated group and each of the business units relative to targets previously established;

- Performance against the strategic initiatives described above and the executive officers' contributions and efforts with respect to such initiatives;

- Each NEO's individual performance; and

- The recommendations of the Chief Executive Officer and President (other than in connection with his own compensation).

The table below sets forth, for each NEO, the target bonus for Fiscal 2025, the actual bonus paid and percentage of bonus paid relative to the annual bonus target for each NEO.

Name	Target Bonus as % of Base Salary	Target Bonus	Bonus Award	Percentage of Award to Target
Matt Goldberg	100%	$900,000	$840,960	93.4%
Michael Noonan	80%	$448,000	$418,611	93.4%
Seth J. Kalvert	80%	$440,000	$411,136	93.4%
Kristen Dalton	90%	$459,000	$342,666	74.7%
Almir Ambeskovic	70%	$344,221	$411,666	119.6%

Equity Awards

The Compensation Committee uses equity awards to align executive compensation with our long-term performance. Equity awards link compensation to financial performance because their value depends on Tripadvisor's performance and/or share price. Equity awards are also an important retention tool because they vest over a multi-year period, subject to continued service by the award recipient. Equity awards are typically granted to our NEOs upon hire or promotion and annually thereafter. Management generally recommends annual equity awards in the first quarter of each year when the Compensation Committee meets to make determinations regarding annual bonuses for the last completed fiscal year and to set compensation and financial targets for the current fiscal year.

The practice of the Compensation Committee is to generally grant equity awards to our NEOs only in open trading windows, although awards may occasionally be granted off-cycle, including awards for new hires. It is the policy of the Board and the Compensation Committee to not take material nonpublic information into account when determining the timing and terms of equity awards or to time the release of material nonpublic information for the purpose of affecting the value of executive compensation. We did not grant any stock options, stock appreciation rights or similar option-like instruments to our NEOs in 2025.

Under the Tripadvisor, Inc. 2023 Stock and Annual Incentive Plan (the "2023 Plan"), the Compensation Committee may grant a variety of long-term incentive vehicles. The following is a general description of the vehicles we used in 2025:

Service-Based Restricted Stock Units ("RSUs"). RSUs are a promise to issue shares of our common stock in the future provided that the NEO remains employed with us through the award's vesting period. RSUs provide the opportunity for capital accumulation and long-term incentive value and are intended to assist in satisfying our retention objectives. As a result, RSUs typically vest over a four-year requisite service period. For our NEOs, in Fiscal 2025, the grant date fair value of RSUs represented 50% of the grant date fair value of all equity awards, with PSUs representing the remaining 50%.

Performance-Based Restricted Stock Units ("PSUs"). PSUs are also a promise to issue shares of common stock in the future provided that the NEO remains employed with us through the awards vesting period and certain pre-determined financial performance metrics are achieved. The number of shares earned, if any, depends on the extent to which financial performance metrics established by the Compensation Committee are met, relative to the targets established by the Compensation Committee. For our NEOs, in Fiscal 2025, the grant date fair value of these PSUs represented 50% of the grant date fair value of all equity awards, with RSUs representing the remaining 50%.

The PSUs are subject to specific financial performance metrics and established threshold, target and maximum performance targets for a two-year performance period. The PSUs are subject to a two-year performance period, following which 50% will vest at the end of the performance period and the remaining 50% will vest one year later. Based on the Company's results for the two-year period ended December 31, 2025, the PSUs awarded in 2024 vested at 38.6% of the original grant.

The Compensation Committee reviews various factors considered by management when they establish Tripadvisor's equity award grant pool including, but not limited to, the following:

- Tripadvisor's business and financial performance, including year-over-year performance;

- dilution rates, taking into account projected headcount growth and employee turnover;

- equity compensation utilization by peer companies;

- general economic conditions; and

- competitive compensation market data regarding award values.

For specific awards to our NEOs, the Compensation Committee considers a variety of factors including, but not limited to, the following:

- Tripadvisor's business and financial performance, including year-over-year performance;

- individual performance and future potential of the executive;

- the overall size of the equity award pool;

- award value relative to other Tripadvisor employees;

- the value of previous awards and amount of outstanding unvested equity awards;

- competitive compensation market data, to the degree that the available data is comparable; and

- the recommendations of the President and Chief Executive Officer, other than in connection with his own compensation.

After review and consideration of the recommendations of management and the President and Chief Executive Officer, other than with respect to awards for himself, the Compensation Committee decides whether to grant equity awards to our NEOs. After consideration of the factors discussed above, in February 2025, the Compensation Committee granted the equity awards set forth in the table below to Messrs. Goldberg, Noonan, Kalvert, and Ambeskovic and Ms. Dalton in connection with our annual equity award program.

Name	Grant Date Fair Value	Number of RSUs	Number of PSUs
Matt Goldberg	$8,199,994	274,983	274,983
Michael Noonan	$3,499,974	117,370	117,370
Seth J. Kalvert	$2,499,990	83,836	83,836
Kristen Dalton	$1,999,998	67,069	67,069
Almir Ambeskovic	$2,249,978	75,452	75,452

The RSUs vest over four years, with 25% of such award vesting on the first anniversary of the grant date and 6.25% of the award vesting in equal quarterly installments commencing thereafter and for the remaining three years. The PSUs only vest if and to the extent the Company achieves pre-determined cumulative revenue and adjusted EBITDA financial metrics (each weighted 50%) over a two-year performance period. Based upon actual attainment relative to the financial metrics, employees may receive 0% to 200% of the target number of PSUs originally granted. Upon completion of the two-year performance period, a determination is made as to the actual number of PSUs awarded and such PSUs vest in two equal annual installments on each of December 31, 2026 and December 31, 2027.

Employee Benefits

In addition to the primary elements of compensation described above, our NEOs are also eligible to participate in employee benefits programs available to our employees generally, including the Tripadvisor Retirement Savings Plan, a tax-qualified 401(k) plan on the same basis as other employees. Under this plan, Tripadvisor matches 50% of each dollar contributed by a participant, up to the first 6% of eligible compensation, subject to tax limits.

In addition, we provide other benefits to our NEOs generally on the same basis as those provided to other employees in the applicable jurisdictions. These benefits may include health (medical, dental, and vision), disability, and group life insurance and/or supplemental coverage in those jurisdictions that offer such benefits. Tripadvisor also sponsors a Global Lifestyle Benefit program generally available to all employees, including our NEOs, which provides for taxable reimbursement of up to $1,750 per year, depending on years of service, for qualifying services and products.

In situations where an NEO is required to relocate, Tripadvisor provides relocation benefits, including reimbursement of moving expenses, temporary housing and other relocation expenses as well as a tax gross-up payment on the relocation benefits. Mr. Goldberg received a housing benefit in 2025. This Company benefit is described further in the footnote to the Summary Compensation Table.

Compensation-Related Policies

Clawback Policy

In light of the SEC's adoption of final clawback rules and the Nasdaq's adoption of final listing standards consistent with the SEC rules in June 2023, Tripadvisor adopted a formal Clawback Policy on November 1, 2023. The Clawback Policy applies to current and former executive officers, and other employees of the Company who may from time to time be deemed subject to this policy by a majority of the independent directors (as defined in the policy). The policy requires the recovery of incentive-based compensation, which is broadly defined to cover any form of compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure, received in the prior three years and after the effective date of the Clawback Policy in the event Tripadvisor is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws.

Insider Trading and Hedging Policy

Tripadvisor has adopted an Insider Trading Policy covering our directors, officers, employees, contractors and consultants that is designed to ensure compliance with relevant SEC regulations, including insider trading rules. Tripadvisor's Insider Trading Policy also prohibits directors, officers, employees, contractors and consultants from engaging in various types of transactions in which they may profit from short-term speculative swings in the value of Tripadvisor securities. These transactions include "short sales" (or selling borrowed securities which the sellers hopes can be purchased at a lower price in the future), "put" and "call" options (or publicly available rights to sell or buy securities within a certain period of time at a specified price or the like) and hedging transactions, such as collars and forward sale contracts. The policy also prohibits the pledge or use of Company securities as collateral in a margin account or collateral for a loan. Because our Insider Trading Policy and procedures are designed to address transactions by our directors, officers, employees, contractors and consultants, it does not apply to the Company. To the extent the Company engages in market transactions in our securities, it is the Company's intent to comply with applicable laws and regulations relating to insider trading. A copy of our insider trading policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Stock Ownership Guidelines

In October 2015, the Board of Directors adopted guidelines which require that our NEOs and members of our Board own shares of our common stock to further align their interests with those of our stockholders. These guidelines were reviewed in April 2022 and again in November 2023, after which revised guidelines were approved. Under the current guidelines our NEOs and directors are generally expected to directly hold securities having market or intrinsic value which is equal to or greater than a specified multiple of his or her base salary or cash retainer, as set forth below:

- For our President and Chief Executive Officer, six times his annual base salary;

- For all other NEOs, three times his or her annual base salary; and

- For each non-employee director, three times his or her annual cash retainer.

For the purpose of these calculations, shares of common stock and the after-tax value of time-based restricted stock units are counted but shares underlying performance-based restricted stock units and unexercised stock options, whether vested or unvested, are not counted. Individuals subject to these guidelines are expected to achieve the relevant ownership threshold on or before the later of January 31, 2028 or five years after commencing service. As of March 31, 2026, all of our NEOs and members of our Board either met the applicable ownership threshold or were within the permitted time period to attain the required ownership.

The Board recognizes that exceptions to this policy may be necessary or appropriate in individual cases and may approve such exceptions from time to time as it deems appropriate in the interest of our stockholders.

These stock ownership guidelines were established after consideration of the Compensation Committees' review of market practices of other companies in the Company's peer group with respect to stock ownership guidelines and in an effort to enhance risk mitigation and to more closely align the interests of the Company's executive officers and Board members with those of the Company's stockholders.

Code of Business Conduct and Ethics

In April 2026, our Board adopted an amended and restated Code of Business Conduct and Ethics applicable to all of our directors, officers, employees, consultants and independent contractors. A copy of the Code of Business Conduct and Ethics is posted on our website at http://ir.Tripadvisor.com/corporate-governance.

Role of Competitive Compensation Market Data

The Compensation Committee and management consider multiple data sources when reviewing compensation information to ensure that the data reflects compensation practices of relevant companies in terms of size, industry and business complexity. Among other factors, the Compensation Committee considers the following information regarding compensation for our NEOs:

- Data from compensation surveys that include companies of a similar size and industry; and

- Data regarding compensation for certain executive officer positions from recent proxy statements and other SEC filings of peer companies.

The Compensation Committee annually retains our compensation consultant to review the compensation peer group and to recommend possible changes. Our business model is specialized in that we use our innovative technology systems and software to attract users and then facilitate transactions between our business partners and those users. Accordingly, our compensation consultant identified comparable companies focusing on publicly traded companies in the business to consumer and software industries as well as revenue and market capitalization.

The compensation consultant reviewed the peer group in 2024 to evaluate compensation for 2025 and suggested no changes to the existing peer group. At the time the peer group was approved, Tripadvisor was positioned near the median in terms of revenue, market capitalization and profitability. Based on the input from FW Cook, the Compensation Committee approved the peer group set forth below for purposes of informing 2025 target compensation levels for our NEOs.

Company Name
Akamai Technologies
Angi
Box
CarGurus
Cimpress plc
Etsy
Expedia Group
Groupon
HubSpot
IAC Inc. (fka IAC/InterActiveCorp)
Redfin
Sabre
Shutterstock
Stitch Fix
Yelp
Zillow Group

When available, management and the Compensation Committee consider competitive market compensation paid by peer group companies but do not attempt to maintain a certain target percentile within the compensation peer group or otherwise rely solely on such data when making recommendations to the Compensation Committees regarding compensation for our NEOs. Management and the Compensation Committee strive to incorporate flexibility into our executive compensation program and the assessment process to respond to and adjust for the evolving business environment and the value delivered by our NEOs.

Post-Employment Compensation

The Company has entered into employment arrangements with each of our NEOs. Pursuant to these agreements, Severance Plan and statutory requirements, each of our NEOs is eligible to receive certain severance payments and benefits in the event of a qualifying termination of employment. The material terms of these employment agreements are described below under the heading "Potential Payments Upon Termination or Change in Control" below. For further information regarding the severance payments and benefits received in connection with an NEO's resignation, please see "Potential Payments Upon Termination or Change in Control."

We believe that a strong, experienced management team is essential and in the best interests of the Company and our stockholders. In addition, we recognize that the possibility of a change in control could arise and that such an event could result in the departure of our senior leaders to the detriment of the Company and our stockholders. As a result, in 2017 we adopted a severance plan applicable to certain senior leaders (the "Severance Plan"). The Severance Plan formalizes and standardizes our severance practices for certain of our senior leaders. Adoption of the Severance Plan was approved by the Compensation Committees. The Severance Plan applies to all NEOs as well as certain other senior leaders. While the benefits are generally consistent with the severance benefits provided for in individual employment agreements, there are some differences. In 2025, following a review by the Compensation Committee, in consultation with its independent compensation consultant, we amended and restated the Severance Plan to provide greater consistency among the severance provisions applicable to our NEOs and to better align those provisions with market practice for non-change in control terminations. Under the terms of the Severance Plan, in the event of any conflict or inconsistency between the terms of any employment agreement and the Severance Plan, the terms more beneficial to the executive shall prevail. To the extent any non-U.S. law requires the Company to provide benefits of any kind to an employee or imposes terms more favorable than the terms of the Severance Plan in connection with the employee's involuntary termination or similar event, the participant shall be entitled to the better of such mandatory benefits or terms and the benefits provided under the Severance Plan, without duplication. For a description and quantification of change in control payments and benefits for our NEOs, please see the section below entitled "Potential Payments Upon Termination or Change in Control."

The 2023 Plan provides only for "double trigger" acceleration (i.e., acceleration upon termination by the Company other than for Cause or disability or resignation for Good Reason, in each case within three months prior to and 12 months following a Change in Control). The 2023 Plan also provides for acceleration of all equity awards upon the death of a participant. Please see "Estimated Potential Incremental Payments" below for further information regarding the treatment of equity awards held by our NEOs upon certain circumstances.

Tax Considerations

Section 162(m) of the Code generally precludes a tax deduction by any publicly-held company for compensation paid to the top executive officers in excess of $1 million. With respect to taxable years before January 1, 2018, compensation in excess of $1 million was exempt from this deduction limit if it qualified as "performance-based compensation" within the meaning of Section 162(m). Effective for taxable years beginning after December 31, 2017, the Tax Cuts and Jobs Act of 2017 (i) expanded the scope of Section 162(m) such that all NEOs are "covered employees" and anyone who was an NEO in any year after 2016 will remain a covered employee for as long as such individual (or his or her beneficiaries) receives compensation from us and (ii) eliminated the exception to the deduction limit for commission-based compensation and performance-based compensation except with respect to certain grandfathered arrangements in effect as of November 2, 2017 that are not subsequently materially modified. Accordingly, compensation paid to our NEOs in excess of $1 million is generally not deductible.

The Board and the Compensation Committee believe that stockholder interests are best served if they retain maximum flexibility to design executive compensation programs that meet stated business objectives. For that reason, while our Board and Compensation Committee consider the potential effects of Section 162(m) of the Code on the compensation paid to our NEOs, in light of the constraints imposed by Section 162(m) and our desire to maintain flexibility in compensation decisions, the Board and the Compensation Committee do not necessarily limit compensation to amounts deductible under Section 162(m).

Compensation Committee Interlocks and Insider Participation

From January 1, 2025 and through the Company's 2025 Annual Meeting, the Compensation Committee consisted of Mr. Maffei and Ms. Morgan. Mr. Jay Hoag also served on the Compensation Committee until his retirement from the Board at the 2025

Annual Meeting. Following the 2025 Annual Meeting and through the end of Fiscal 2025, the Compensation Committee consisted of Mr. Maffei and Mses. Morgan and Shineman Blake.

During 2025, the Board also maintained a Section 16 Committee, which consisted of Mr. Hoag and Ms. Morgan until June 18, 2025, and thereafter consisted of Mses. Morgan and Shineman Blake. None of Messrs. Maffei or Hoag or Mses. Morgan or Shineman Blake was an employee of Tripadvisor during the one-year period ended December 31, 2025 and none of them has ever served as an officer of Tripadvisor.

During the 2025 fiscal year, none of our executive officers served as: (i) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Compensation Committee; (ii) a director of another entity, one of whose executive officers served on our Compensation Committee; or (iii) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Board.

Compensation Committee Report

This report is provided by the Compensation Committee of the Board. The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on this review and discussions with management, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in Tripadvisor's 2026 Proxy Statement.

No portion of this Compensation Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that Tripadvisor specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed to be "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Members of the Compensation Committee:	*Betsy L. Morgan (Chair)*
	Dhiren Fonseca
	Greg Maffei
	Trynka Shineman Blake

CEO PAY RATIO

Overview

SEC rules require annual disclosure of the ratio of the annual total compensation of a company's principal executive officer to such company's median employee's total annual compensation, excluding the principal executive officer for purposes of this calculation. The purpose of this disclosure is to provide a measure of the equitability of pay within the organization.

The 2025 annual total compensation of our median employee, excluding Mr. Goldberg, our President and CEO, calculated in accordance with the Summary Compensation Table requirements was $105,574.

The 2025 annual total compensation of our President and CEO was $10,086,426.

The ratio of the annual total compensation of our President and CEO to that of our median employee was approximately 96 to 1. We believe this pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules. Please note the following information to provide important context related to our employee population and to describe the methodology and the material assumptions, adjustments, and estimates that we used to calculate this ratio.

- Tripadvisor is a global company, with complex operations worldwide and many of our employees are located outside of the United States. As of December 31, 2025, our workforce consisted of approximately 2,590 full-time and part-time employees, including hourly employees. Approximately 28% of the Company's employees are located in the United States, with the remaining employees located in Europe and throughout the rest of the world. We selected December 31, 2025 as the date upon which we would identify the "median employee" because it enabled us to make such identification in a reasonably efficient and economical manner.

- We included all full-time, part-time, and fixed-term contractor employees globally, excluding our President and CEO. We annualized compensation of 438 full-time and part-time employees who were hired in 2025 but did not work for the Company for the entire fiscal year. Earnings of our employees outside the U.S. were converted to U.S. dollars using the currency exchange rates used for organizational planning purposes, which consider historic and forecasted rates as well as other factors. We did not make any cost of living adjustments.

- Our compensation measure, which is consistently applied and used to identify our median employee, was annualized base salary, short-term bonus at target and annual long-term equity incentive at target.

- We identified employees within $650 of the median 2025 annual total compensation and excluded those employees who had anomalous compensation characteristics.

Because the SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to our pay ratio, as other companies have offices in different countries, employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") and Item 402(v) of Regulation S-K, the table below sets forth information about the relationship between compensation actually paid ("CAP") to the our principal executive officer ("PEO") and non-PEO NEOs and certain financial performance measures of the Company and how the Company aligns executive compensation with the Company's performance. Included in our historical analysis is the compensation for former NEOs Mr. Teunissen and Mss. Soni and Nelson, who are no longer with the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with Company performance, refer to the "Compensation Discussion and Analysis" section of this proxy statement.

Year [1] (a)	Summary Compensation Table Total for Mr. Goldberg PEO ($) [2] (b)	Compensation Actually Paid to Mr. Goldberg PEO ($) [3] (c)	Summary Compensation Table Total for Mr. Kaufer PEO ($) [2] (b)	Compensation Actually Paid to Mr. Kaufer PEO ($) [3] (c)	Average Summary Compensation Table Total for Non-PEO NEOs ($) [2] (d)	Average Compensation Actually Paid to Non-PEO NEOs ($) [3] (e)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($) [4] (f)	Peer Group Total Shareholder Return ($) [5] (g)	Net Income (Loss) ($) (in millions) (h)	Adjusted EBITDA ($) (in millions) [6] (i)
2025	10,086,426	8,827,341	—	—	3,522,684	3,253,272	50.59	138.27	40	319
2024	10,034,887	1,627,911	—	—	3,804,067	968,040	51.32	115.41	5	339
2023	1,942,733	1,405,194	—	—	2,222,758	1,936,385	74.81	86.60	10	334
2022	14,496,745	13,353,650	497,535	(5,949,665)	3,009,827	749,754	62.47	59.35	20	295
2021	—	—	7,676,612	8,686,111	3,161,228	2,326,196	94.72	97.88	(148)	100

(1) Mr. Goldberg became the PEO on July 1, 2022. Mr. Kaufer served as PEO for a portion of Fiscal 2022 and the entirety of Fiscal 2021 and 2020. Our Non-PEO NEOs for the applicable years were as follows: (i) for Fiscal 2025: Messrs. Noonan, Kalvert, Ambeskovic and Ms. Dalton; (ii) for Fiscal 2024: Messrs. Noonan and Kalvert; (iii) for Fiscal 2023: Messrs. Noonan, Kalvert and Teunissen and Ms. Soni; (iv) for Fiscal 2022: Messrs. Noonan, Kalvert and Teunissen and Mss. Soni and Nelson; (v) for Fiscal 2021: Messrs. Kalvert and Teunissen and Mss. Soni and Nelson.

(2) Amounts reported in these columns represent: (i) the total compensation reported in the Summary Compensation Table for the applicable fiscal year in the case of our PEOs; and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable fiscal year for our Non-PEO NEOs.

(3) Amounts reported in these columns represent CAP; adjustments were made to the amounts reported in the Summary Compensation Table for the applicable fiscal year. A reconciliation of the adjustments for our PEOs and the average of the Non-PEO NEOs is set forth in the tables below, which describe the adjustments, each of which is prescribed by the SEC rules, to calculate the CAP amounts from the amounts described in the Summary Compensation Table.

(4) Total Shareholder Return ("TSR") is cumulative for the measurement periods ending December 31, 2025, 2024, 2023, 2022 and 2021.

(5) The Company's Peer Group represents the Research Data Group ("RDG") Internet Composite Index, which is a published industry index used by the Company for purposes of compliance with Item 201(e) of Regulation S-K.

(6) Adjusted EBITDA, a non-GAAP financial measure, is the Company's selected measure. Refer to our 2025 Annual Report for a reconciliation of adjusted EBITDA to Net Income, the most directly comparable financial measure calculated and presented in accordance with US GAAP.

Compensation Actually Paid to PEO	Mr. Goldberg 2025 ($)	Mr. Goldberg 2024 ($)	Mr. Goldberg 2023 ($)	Mr. Goldberg 2022 ($)	Mr. Kaufer 2022 ($)	Mr. Kaufer 2021 ($)
Summary Compensation Table Total	10,086,426	10,034,887	1,942,733	14,496,745	497,535	7,676,612
Deductions for Grant Date Fair Value of Stock Awards and Option Awards reported in Summary Compensation Table	(8,199,994)	(8,085,804)	—	(13,025,860)	—	(6,402,979)
Addition of Year-End Fair Value Awards Granted in the Applicable Fiscal Year that are Outstanding and Unvested	7,118,672	3,375,095	—	11,882,765	—	6,080,847
Additions (Deductions) for Change in Fair Value of Awards Granted in Prior Fiscal Years' That Vested in the Applicable Fiscal Year	73,899	(138,605)	(410,526)	—	(3,760,236)	4,048,455
Deduction of Fair Value of Prior Fiscal Years' Awards Forfeited During the Fiscal Year	(8,164)	—	—	—	(871,802)	(1,720,411)
Additions (Deductions) for Change in Fair Value of Prior Fiscal Years' Awards Unvested at Fiscal Year End	(243,498)	(3,557,662)	(127,013)	—	(1,815,162)	(996,413)
Compensation Actually Paid to PEO	8,827,341	1,627,911	1,405,194	13,353,650	(5,949,665)	8,686,111

Average Compensation Actually Paid to Non-PEO NEOs	2025 ($)	2024 ($)	2023 ($)	2022 ($)	2021 ($)
Summary Compensation Table Total	3,522,684	3,804,067	2,222,758	3,009,827	3,161,228
Deductions for Grant Date Fair Value of Stock Awards and Option Awards reported in Summary Compensation Table	(2,562,485)	(2,801,865)	(1,504,585)	(2,049,980)	(2,299,953)
Addition of Year-End Fair Value Awards Granted in the Applicable Fiscal Year that are Outstanding and Unvested	2,224,574	1,070,653	1,265,320	966,987	1,182,594
Additions (Deductions) for Change in Fair Value of Awards Granted in Prior Fiscal Years' That Vested in the Applicable Fiscal Year	121,595	(67,560)	49,618	103,337	749,321
Deduction of Fair Value of Prior Fiscal Years' Awards Forfeited During the Fiscal Year	(7,390)	—	(140,175)	(106,930)	(14,848)
Additions (Deductions) for Change in Fair Value of Prior Fiscal Years' Awards Unvested at Fiscal Year End	(45,706)	(1,037,255)	43,449	(1,173,486)	(452,146)
Average Compensation Actually Paid to Non-PEO NEOs	3,253,272	968,040	1,936,385	749,754	2,326,196

Performance Measures Used to Link Company Performance and Compensation Actually Paid

The following is a list of our most important performance measures used by us to link CAP to our NEOs to Company performance for Fiscal 2025. Each metric below is used for purposes of determining payouts under either our annual incentive program or vesting of our PSUs. The performance measures included in this table are not ranked by relative importance.

Adjusted EBITDA

Revenue

Stock Price

Please see the section "Compensation Discussion and Analysis" for a further description of these metrics and how they are used in the Company's executive compensation program.

Relationship Between Compensation Actually Paid and Financial Performance

As described in more detail in the section "Compensation Discussion and Analysis," the Company's executive compensation programs reflect a variable pay-for-performance philosophy. The Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with CAP (as computed in accordance with SEC rules) for a particular fiscal year. In accordance with the SEC rules, the Company is providing the following descriptions of the relationships between information presented in the pay versus performance table.

The chart below reflects the relationship between the PEO and average non-PEOs CAP and our Net Income for the fiscal years ended December 31, 2021, 2022, 2023, 2024 and 2025.



The chart below reflects the relationship between our TSR and our Peer Group TSR, as well as the relationship between CAP and our TSR for the PEO and non-PEOs for the fiscal years ended December 31, 2021, 2022, 2023, 2024 and 2025. TSR amounts reported in graphs assume an initial fixed investment of $100.00 on January 1, 2021, and that all dividends, if any, were reinvested.



The chart below reflects the relationship between the PEO and average non-PEO NEOs and the Company's Adjusted EBITDA for the years ended December 31, 2021, 2022, 2023, 2024 and 2025.



COMPENSATION ACTUALLY PAID VS. ADJUSTED EBITDA
2021 - 2025

EXECUTIVE COMPENSATION

Summary Compensation

The NEOs referred to herein encompasses: (i) our principal executive officer, Mr. Goldberg; (ii) our principal financial officer, Mr. Noonan; and (iii) the only other executive officer (other than any individual who served as our principal executive officer or principal financial officer) who was serving in such capacity as of the last day of Fiscal 2025. Ms. Dalton and Mr. Ambeskovic were designated executive officers by the Board of Directors on April 29, 2025. The following table sets forth certain information regarding the compensation earned by, or paid to, each of our NEOs for services rendered in the fiscal years indicated.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Matt Goldberg	2025	900,000	—	8,199,994	—	840,960	145,472	10,086,426
President and Chief Executive Officer	2024	900,000	—	8,085,804	—	900,000	149,083	10,034,887
	2023	900,000	—	—	—	891,000	151,733	1,942,733
Michael Noonan	2025	557,693	—	3,499,974	—	418,611	27,589	4,503,867
Chief Financial Officer	2024	541,924	—	3,311,300	—	450,000	22,165	4,325,389
	2023	525,000	400,000	2,744,377	—	415,000	42,127	4,126,504
Seth J. Kalvert	2025	547,692	—	2,499,990	—	411,136	18,750	3,477,568
Chief Legal Officer and Secretary	2024	533,462	—	2,292,430	—	440,000	16,853	3,282,745
	2023	523,462	—	2,058,262	—	400,000	6,783	2,988,507
Kristen Dalton	2025	508,462	—	1,999,998	—	342,666	10,500	2,861,626
Chief Strategy and Operations Officer	2024	—	—	—	—	—	—	—
	2023	—	—	—	—	—	—	—
Almir Ambeskovic	2025	489,646	—	2,249,978	—	411,666	96,384	3,247,674
President, TheFork	2024	—	—	—	—	—	—	—
	2023	—	—	—	—	—	—	—

(1) The amounts for annual bonus awards paid to the NEOs pursuant to the Company's incentive plan are reflected in the "Non-Equity Incentive Plan Compensation" column. The amount reported for Mr. Noonan represents a one-time signing bonus paid pursuant to the terms of Mr. Noonan's employment agreement.

(2) The amounts reported represent the aggregate grant date fair value of awards granted in the year indicated, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, disregarding estimated forfeitures related to service-based vesting. For PSUs, the amounts reported include the probable outcome of the performance conditions. The values of the performance-based awards granted to Messrs. Goldberg, Noonan, Kalvert, Ms. Dalton and Mr. Ambeskovic in 2025 assuming maximum achievement of the performance conditions is $8,199,994, $3,499,974, $2,499,990, $1,999,998 and 2,249,978, respectively. See "Grants of Plan-Based Awards" below for information regarding the individual awards and the determination of the grant date fair value of these awards.

(3) For a description of the annual cash bonus program, please see "Annual Bonus" in the Compensation, Discussion and Analysis.

(4) Refer to the "2025 All Other Compensation" table below for information regarding the 2025 amounts reported.

2025 All Other Compensation

Name	Housing ($)[a]	Global Lifestyle Benefits ($)	Matching Charitable Donation ($)	Employer Retirement Contributions ($)[b]	Other ($)[c]	Total ($)
Matt Goldberg	120,000	1,500	5,000	10,500	8,472	145,472
Michael Noonan	—	970	2,500	10,500	13,619	27,589
Seth J. Kalvert	—	3,250	5,000	10,500	—	18,750
Kristen Dalton	—	—	—	10,500	—	10,500
Almir Ambeskovic	—	473	—	N/A	95,911	96,384

(a) Represents a housing allowance of $10,000 per month, payable pursuant to approval by the Compensation Committee.

(b) Represents matching contributions under the Tripadvisor Retirement Savings Plan as in effect through December 31, 2025, pursuant to which Tripadvisor matches $0.50 for each dollar a participant contributes, up to the first 6% of eligible compensation, subject to certain limits.

(c) Represents taxable commuting expenses for Messrs. Goldberg and Noonan and welfare reimbursement, and payout of unused Italian statutory leave (ROL) and festivities, a work from home stipend, and entitlement pursuant to Italian law for Mr. Ambeskovic.

Grants of Plan-Based Awards

The table below provides information regarding the plan-based awards granted in 2025 to our NEOs.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards($)[1]			Estimated Future Payouts Under Equity Incentive Plan Awards(#)			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[2]
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Matt Goldberg									
RSUs[3]	2/26/2025	—	—	—	—	—	—	274,983	4,099,997
PSUs[3]	2/26/2025	—	—	—	137,492	274,983	549,966	—	4,099,997
Annual Bonus	—	450,000	900,000	1,800,000	—	—	—	—	—
Michael Noonan									
RSUs[3]	2/26/2025	—	—	—	—	—	—	117,370	1,749,987
PSUs[3]	2/26/2025	—	—	—	58,685	117,370	234,740	—	1,749,987
Annual Bonus	—	224,000	448,000	896,000	—	—	—	—	—
Seth J. Kalvert									
RSUs[3]	2/26/2025	—	—	—	—	—	—	83,836	1,249,995
PSUs[3]	2/26/2025	—	—	—	41,918	83,836	167,672	—	1,249,995
Annual Bonus	—	220,000	440,000	880,000	—	—	—	—	—
Kristen Dalton									
RSUs[3]	2/26/2025	—	—	—	—	—	—	67,069	999,999
PSUs[3]	2/26/2025	—	—	—	33,535	67,069	134,138	—	999,999
Annual Bonus	—	229,500	459,000	918,000	—	—	—	—	—
Almir Ambeskovic									
RSUs[3]	2/26/2025	—	—	—	—	—	—	75,452	1,124,989
PSUs[3]	2/26/2025	—	—	—	37,726	75,452	150,904	—	1,124,989
Annual Bonus	—	172,111	344,221	688,442	—	—	—	—	—

(1) The amounts reflect the potential range of payments under the Annual Bonus. The actual payments earned for 2025 are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2) The amounts reported represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, disregarding estimated forfeitures related to service-based vesting, and may not correspond to the actual value that will be realized by the executive. We have disclosed the assumptions made in the valuation of the awards in "Note 13—Stock Based Awards and Other Equity Instruments" in the notes to our consolidated financial statements in our 2025 Annual Report. For PSUs granted in 2025, the value reported reflects the grant-date fair value of the awards based on the probable outcome of the performance conditions.

(3) For a description of the vesting terms of these awards, please see "Outstanding Equity Awards at Fiscal Year-End" below.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding the holdings of all equity awards held by our NEOs as of December 31, 2025.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[8]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[8]
Matt Goldberg	7/1/2022[1]	419,094	96,714	18.47	7/1/2032	—	—	—	—
	7/1/2022[1]	—	—	—	—	48,348	703,947	—	—
	3/4/2024[2]	—	—	—	—	74,917	1,090,792	—	—
	3/4/2024[3]	—	—	—	—	—	—	133,185	1,939,174
	8/16/2024[4]	—	—	—	—	18,682	272,010	—	—
	8/16/2024[3]	—	—	—	—	—	—	27,173	395,639
	2/26/2025[2]	—	—	—	—	274,983	4,003,752	—	—
	2/26/2025[5]	—	—	—	—	—	—	274,983	4,003,752
Michael Noonan	10/31/2022[6]	57,739	19,247	23.62	10/31/2032	—	—	—	—
	10/31/2022[6]	—	—	—	—	9,702	141,261	—	—
	2/22/2023[2]	—	—	—	—	21,078	306,896	—	—
	3/4/2024[2]	—	—	—	—	33,817	492,376	—	—
	3/4/2024[3]	—	—	—	—	—	—	60,118	875,318
	2/26/2025[2]	—	—	—	—	117,370	1,708,907	—	—
	2/26/2025[5]	—	—	—	—	—	—	117,370	1,708,907
Seth J. Kalvert	2/22/2016	34,950	—	59.61	2/22/2026	—	—	—	—
	2/27/2017	43,776	—	39.31	2/27/2027	—	—	—	—
	2/27/2017	79,324	—	39.31	2/27/2027	—	—	—	—
	2/22/2018	26,910	—	38.15	2/22/2028	—	—	—	—
	2/27/2019	21,281	—	50.63	2/27/2029	—	—	—	—
	2/25/2020	44,378	—	25.62	2/25/2030	—	—	—	—
	2/23/2021	23,674	—	46.05	2/23/2031	—	—	—	—
	2/23/2021	24,838	—	46.05	2/23/2031	—	—	—	—
	2/22/2023[2]	—	—	—	—	15,808	230,164	—	—
	3/4/2024[2]	—	—	—	—	23,412	340,879	—	—
	3/4/2024[3]	—	—	—	—	—	—	41,620	605,987
	2/26/2025[2]	—	—	—	—	83,836	1,220,652	—	—
	2/26/2025[5]	—	—	—	—	—	—	83,836	1,220,652
Kristen Dalton	12/2/2019	6,618	—	28.48	12/2/2029	—	—	—	—
	2/25/2020	3,328	—	25.62	2/25/2030	—	—	—	—
	7/1/2020	3,216	—	19.22	7/1/2030	—	—	—	—
	2/23/2021	5,961	—	46.05	2/23/2031	—	—	—	—
	2/22/2022[2]	—	—	—	—	923	13,439	—	—
	11/1/2022[7]	15,543	5,181	23.93	11/1/2032	—	—	—	—
	11/1/2022[7]	—	—	—	—	5,224	76,061	—	—
	2/22/2023[2]	—	—	—	—	14,052	204,597	—	—
	3/4/2024[2]	—	—	—	—	26,013	378,749	—	—
	3/4/2024[3]	—	—	—	—	—	—	46,244	673,313
	2/26/2025[2]	—	—	—	—	67,069	976,525	—	—
	2/26/2025[5]	—	—	—	—	—	—	67,069	976,525
Almir Ambeskovic	2/22/2016	370	—	59.61	2/22/2026	—	—	—	—

2/27/2017	187	—	39.31	2/27/2027	—	—	—	—
2/22/2018	212	—	38.15	2/22/2028	—	—	—	—
2/27/2019	4,032	—	50.63	2/27/2029	—	—	—	—
2/25/2020	6,398	—	25.62	2/25/2030	—	—	—	—
2/23/2021	36,383	—	46.05	2/23/2031	—	—	—	—
2/22/2023[2]	—	—	—	—	14,052	204,597	—	—
3/4/2024[2]	—	—	—	—	15,608	227,252	—	—
3/4/2024[3]	—	—	—	—	—	—	27,746	403,982
2/26/2025[2]	—	—	—	—	75,452	1,098,581	—	—
2/26/2025[5]	—	—	—	—	—	—	75,452	1,098,581

(1) Vests 25% on July 1st of the first year following the date of grant and as to 6.25% of the remaining shares in equal quarterly installments over the remaining three years of the vesting period, subject to continuous employment with, or performance of services for, the Company through the applicable vesting date.

(2) Vests 25% on February 15th of the first year following the date of grant and as to 6.25% of the remaining shares in equal quarterly installments over the remaining three years of the vesting period, subject to continuous employment with, or performance of services for, the Company through the applicable vesting date.

(3) Represents the target number of shares to be issued assuming target achievement of revenue and adjusted EBITDA metrics relative to performance targets established by the Compensation Committee. The PSU awards, to the extent earned, vest in two equal annual installments on each of December 31, 2025 (as soon thereafter the Company determines the extent to which the performance targets have been achieved and the actual number of PSUs to be awarded) and December 31, 2026, subject to continuous employment with, or performance of services for, the Company through the applicable vesting date.

(4) Vests 25% on August 15th of the first year following the date of grant and as to 6.25% of the remaining shares in equal quarterly installments over the remaining three years of the vesting period, subject to continuous employment with, or performance of services for, the Company through the applicable vesting date.

(5) Represents the target number of shares to be issued assuming target achievement of revenue and adjusted EBITDA metrics relative to performance targets established by the Compensation Committee. The PSU awards, to the extent earned, vest in two equal annual installments on each of December 31, 2026 (as soon thereafter the Company determines the extent to which the performance targets have been achieved and the actual number of PSUs to be awarded) and December 31, 2027, subject to continuous employment with, or performance of services for, the Company through the applicable vesting date.

(6) Vests 25% on October 31st of the first year following the date of grant and as to 6.25% of the remaining shares in equal quarterly installments over the remaining three years of the vesting period, subject to continuous employment with, or performance of services for, the Company.

(7) Vests 25% on November 1st of the first year following the date of grant and as to 6.25% of the remaining shares in equal quarterly installments over the remaining three years of the vesting period, subject to continuous employment with, or performance of services for, the Company.

(8) The amounts reported in this column represent the market value of shares or units of stock that have not vested calculated by multiplying the number of stock awards that have not vested by $14.56, the closing price of the Company's common stock on The Nasdaq Stock Market as of December 31, 2025, the last trading day in 2025.

Option Exercises and Stock Vested

The following table sets forth information regarding the vesting of stock awards held by the NEOs during 2025. None of our NEOs exercised stock options during 2025.

| | | Stock Awards | |
Name	Exercise or Vest Date	Number of Shares Acquired on Vesting[1]	Value Realized on Vesting ($)[2]
Matt Goldberg	1/2/2025	16,115	240,114
	2/14/2025	33,296	591,004
	4/1/2025	16,116	228,364
	5/15/2025	8,324	130,770
	7/1/2025	16,116	210,314
	8/15/2025	15,117	272,560
	10/1/2025	16,115	262,030
	11/14/2025	10,022	148,125
Michael Noonan	1/31/2025	2,425	42,389
	2/14/2025	19,244	341,581
	2/20/2025	29,786	491,469
	4/30/2025	2,426	30,834
	5/15/2025	7,972	125,240
	7/31/2025	2,425	42,583
	8/15/2025	7,973	143,753
	10/31/2025	2,426	39,277
	11/14/2025	7,973	117,841
	12/31/2025	29,788	436,096
Seth J. Kalvert	2/14/2025	22,613	401,381
	2/20/2025	22,340	368,610
	5/15/2025	5,762	90,521
	8/15/2025	5,763	103,907
	11/14/2025	5,762	85,162
	12/31/2025	22,340	327,058
Kristen Dalton	1/31/2025	1,306	22,829
	2/14/2025	15,674	278,214
	2/20/2025	19,858	327,657
	2/28/2025	904	13,063
	5/1/2025	1,306	16,260
	5/15/2025	6,622	104,032
	5/30/2025	904	13,162
	8/1/2025	1,306	22,842
	8/15/2025	6,622	119,395
	8/29/2025	8,135	138,620
	10/31/2025	1,306	21,144
	11/14/2025	6,621	97,858
	12/31/2025	19,858	290,721
Almir Ambeskovic	2/14/2025	16,917	279,638
	2/20/2025	19,858	334,607
	5/15/2025	4,544	58,254
	8/15/2025	4,544	79,656
	11/14/2025	4,544	71,568
	12/31/2025	19,858	291,515

(1) The amounts reported in this column represent the gross number of shares acquired upon the vesting of RSUs without taking into account any shares that may have been withheld to satisfy applicable tax obligations.

(2) The amounts reported in this column represent the aggregate dollar value realized upon the vesting of RSUs calculated by multiplying the gross number of RSUs vested by the closing price of Tripadvisor common stock on The Nasdaq Stock Market on the vesting date or, if the vesting occurred on a day on which The Nasdaq Stock Market was closed for trading, the next trading day.

Non-Qualified Deferred Compensation

We do not currently have any other defined contribution or other plan that provides for deferred compensation on a basis that is not tax-qualified for our employees.

Potential Payments Upon Termination or Change in Control

We entered into employment arrangements with each of our NEOs. Pursuant to these agreements, each of our NEOs is eligible to receive certain severance payments and benefits in the event of a qualifying termination of employment. The material terms of these employment agreements are described below.

We believe that a strong and experienced management team is essential and in the best interests of our Company and our stockholders. In addition, we recognize that the possibility of a change in control could arise and that such an event could result in the departure of our senior leaders to the detriment of the Company and our stockholders. As a result, we adopted the Severance Plan applicable to certain senior leaders. The plan formalizes and standardizes our severance practices for our most senior leaders. Adoption of the Severance Plan was approved by the Compensation Committees. The Severance Plan applies to all of our current serving NEOs. While the benefits are generally consistent with the severance benefits provided for in individual employment agreements, there are some differences. In addition, under the terms of the Severance Plan, in the event of any conflict or inconsistency between the terms of any employment agreement and the Severance Plan, the terms more beneficial to the officer will prevail. To the extent any non-US law requires the Company to provide benefits of any kind to an employee or imposes terms more favorable than the terms of the Severance Plan in connection with the employee's involuntary termination or similar event, the participant shall be entitled to the better of such mandatory benefits or terms and the benefits provided under the Severance Plan, without duplication.

Change of Control Provisions

In the first and second quarters of 2025, the Compensation Committee, in consultation with its independent compensation consultant, undertook a review of the severance provisions applicable to the Company's NEOs upon a qualifying termination of employment not in connection with a change in control in order to provide consistency among the severance provisions applicable to the NEOs and to align the provisions with market practice.

In connection therewith, effective August 5, 2025, the Company approved an Amended and Restated Executive Severance Plan (the "Severance Plan") applicable to certain senior leaders of the Company, including the NEOs, to standardize and update severance benefits. Pursuant to the Severance Plan, the Company standardized Change of Control protections for NEOs. If an NEO's employment is terminated by the Company without Cause or by the participant for Good Reason within the period beginning three months prior to and ending 12 months following a Change in Control ("Change in Control Period"):

- stock options and stock appreciation rights held by such participant will automatically become fully exercisable and will remain exercisable until the later of (i) the last day on which such option or stock appreciation right is exercisable as specified in the applicable award agreement or (ii) the earlier of the first anniversary of the Change in Control and the expiration of the term of the option or stock appreciation right; and

- all other awards will become fully vested (with any performance-based awards being deemed met at target) and the restrictions and conditions on all other awards will automatically be deemed waived.

Matt Goldberg Employment Arrangement

On May 2, 2022, Tripadvisor LLC entered into an employment agreement with Mr. Goldberg. Pursuant to the employment agreement:

- Mr. Goldberg's initial annual base salary was $800,000, which increased to $900,000 effective January 1, 2023.

- Mr. Goldberg received a signing bonus of $500,000, but he was required to repay such amount to the Company in full if Mr. Goldberg resigned without Good Reason or if the Company terminated his employment for Cause (as such terms are defined in the employment agreement) prior to Mr. Goldberg completing 12 months of employment.

- For a period of no less than 12 months commencing on his start date, the Company pays Mr. Goldberg $10,000 per month to maintain a residence within 20 miles of the Company's Needham office.

- Pursuant to the 2018 Plan, Mr. Goldberg received a one-time equity award of market-based restricted stock units ("MSUs") with a grant date value of $3,500,000.

- Mr. Goldberg received an award of RSUs and stock options pursuant to the 2018 Stock Plan, such awards representing annual awards for 2022 and 2023. The RSUs had an award value of $4,762,500 and the stock options had an award value of $4,762,500.

- Mr. Goldberg is eligible for an annual bonus, subject to achievement of individual and corporate objectives to be established and to approval of the Compensation Committee, with a target of 100% of base salary.

- Beginning in 2024, Mr. Goldberg is eligible for annual equity grants pursuant to the 2023 Plan, with an annual target award value of $6,350,000 in a combination of RSUs, stock options and/or other forms of equity award, subject to achievement of individual and corporate objectives and other terms and conditions, including with respect to vesting, approval by the Compensation Committee.

Mr. Goldberg participates in the Severance Plan and, as such, is eligible to receive severance benefits pursuant to the Severance Plan under certain circumstances, including a termination of employment by the Company without Cause more than three months prior to and more than 12 months following a Change in Control or a termination of his employment by the Company without Cause or by Mr. Goldberg for Good Reason within three months prior to or 12 months following a Change in Control, as each of those terms is defined in the Severance Plan. In addition to the benefits that he would otherwise be entitled to under the Severance Plan, Mr. Goldberg is entitled to the following rights and benefits:

- in the case of the termination of his employment due to his death, full acceleration of any outstanding and unvested equity awards;

- in the case of the termination of his employment without Cause or for Good Reason not in connection with a Change in Control (as such term is defined in the Severance Plan), (A) the Company will consider in good faith the payment of an annual bonus on a pro rata basis for the year in which the termination of employment occurs based on actual performance during the year, and (B) all equity awards that are outstanding and unvested at the time of such termination but which would but for termination of employment have vested during the 18 months following such termination shall vest as of the date of such termination (provided that equity awards that vest less frequently than annually shall be treated as though such awards vested annually), subject to the achievement of any performance conditions applicable to such equity awards (including the PSUs); and

- in the case of a termination of employment due to his death or a termination of his employment by the Company without Cause or by Mr. Goldberg for Good Reason not in connection with a Change in Control, any the vested stock options and stock appreciation rights (including pursuant to any acceleration provisions) shall remain exercisable through the earlier of the date that is 18 months following the date of termination of his employment and the original expiration date of the award.

Receipt of the severance payments and benefits set forth above is contingent upon Mr. Goldberg executing and not revoking a separation and release in favor of the Company. Mr. Goldberg has agreed to be restricted from competing with the Company or any of its subsidiaries or affiliates, or soliciting their employees, consultants, independent contractors, customers, suppliers or business partners, among others, from his start date through a 12-month period after termination of his service with the Company.

Michael Noonan Employment Arrangement

On October 10, 2022, Tripadvisor LLC entered into an employment agreement with Mr. Noonan. The employment agreement, provides that:

- Mr. Noonan's initial annual base salary was $525,000 and he was not eligible for a merit increase until 2024.

- Mr. Noonan received a signing bonus of $400,000 in January 2023 but was required to repay such amount to the Company in full if Mr. Noonan resigned without Good Reason (as defined in the employment agreement) or if the Company terminated his employment for Cause (as defined in the Severance Plan) prior to completing 12 months of employment from his start date.

- Mr. Noonan received a one-time equity award pursuant to the 2018 Plan with an aggregate grant date value of $2,750,000. Of such award, $916,667 was issued in the form of RSUs, $916,667 was issued in the form of MSUs and $916,667 was issued in the form of stock options.

- In the first quarter of 2023, at the same time that the Company awarded its annual equity grants to employees pursuant to the 2018 Plan and as part of the Company's long-term equity incentive program, Mr. Noonan received another equity award with a target aggregate grant date value of approximately $2,750,000.

- During his employment, Mr. Noonan is eligible for an annual bonus, subject to achievement of individual and corporate objectives to be established by the Compensation Committee, with a target amount of 80% of base salary.

- Beginning in 2024, Mr. Noonan is eligible for annual equity grants pursuant to the 2023 Plan, with an annual target award value of $2,750,000 in a combination of RSUs, stock options and/or other forms of equity award, subject to achievement of individual and corporate objectives and other terms and conditions, including with respect to vesting, approval by the Compensation Committee.

Mr. Noonan participates in the Severance Plan and, as such, is eligible to receive severance benefits pursuant to the Severance Plan under certain circumstances, including termination of employment by the Company without Cause other than within three months prior to or 12 months following a Change in Control (as such term is defined in the Severance Plan), and the termination of his employment by the Company without Cause or his resignation for Good Reason (as each such term is defined in the Severance Plan). In addition, pursuant to his employment agreement, Mr. Noonan is eligible to receive the same severance benefits he is eligible for in the event of a termination of his employment without Cause other than within three months prior to or 12 months following a Change in Control in the event he resigns for Good Reason (as defined in the employment agreement) not in connection with a Change in Control.

Receipt of the severance payments and benefits set forth above is contingent upon Mr. Noonan executing and not revoking a separation and release in favor of the Company. Mr. Noonan has agreed to be restricted from competing with the Company or any of its subsidiaries or affiliates, or soliciting their employees, consultants, independent contractors, customers, suppliers or business partners, among others, from his start date through the 12-month period after a termination of his service with the Company. The non-compete will not apply if Mr. Noonan's employment is terminated by the Company without cause or in connection with a position elimination or layoff. All post-employment restrictions will be extended to 24 months if Mr. Noonan breaches his fiduciary duty to the Company or unlawfully takes, physically or electronically, property belonging to the Company or any of its parents, subsidiaries, divisions or units.

Seth J. Kalvert Employment Arrangement

Effective March 29, 2021, Tripadvisor LLC entered into an employment agreement with Mr. Kalvert. Pursuant to the employment arrangement with Mr. Kalvert, in the event that he terminates his employment for Good Reason or is terminated by the Company without Cause (in each case as such terms are defined in the employment agreement), then:

- The Company will continue to pay his base salary for 12 months following the termination date, provided that such payments will be offset by any amount earned from another employer during such time period;

- The Company will consider in good faith the payment of an annual bonus on a pro rata basis for the year in which the termination of employment occurs based on actual performance for the year in which termination of employment occurs;

- If Mr. Kalvert is participating in the Company's group health plan and subject to his timely election and eligibility for COBRA benefits, the Company will pay the monthly premium for health insurance coverage for Mr. Kalvert and his eligible dependents until the earlier of 12 months following termination or the date Mr. Kalvert becomes re-employed or otherwise ineligible for COBRA coverage;

- All equity awards held by Mr. Kalvert that otherwise would have vested during the 12-month period following termination of his employment will accelerate and become fully vested and exercisable (provided that equity awards that vest less frequently than annually shall be treated as though such awards vested annually), subject to the achievement of any performance conditions applicable to such equity awards; and

- Mr. Kalvert will have 18 months following such date of termination of employment to exercise any vested stock options (including stock options accelerated pursuant to the terms of his employment agreement) or, if earlier, through the scheduled expiration date of the options.

In the event that his employment terminates by reason of his death or disability, Mr. Kalvert will be entitled to continued payment of base salary through the end of the month in which such termination of employment occurs, offset by any amounts payable during such period to Mr. Kalvert under any disability insurance plan or policy provided by the Company. In the event Mr. Kalvert is absent from full-time performance of his duties due to disability, the Company will continue to pay, through the termination of employment, Mr. Kalvert's base salary offset by any amounts payable during such period under any disability insurance plan or policy provided by the Company. In addition, any outstanding equity awards will continue to vest during such period and until his termination of employment.

Receipt of the severance payments and benefits set forth above is contingent upon Mr. Kalvert executing and not revoking a separation and release in favor of the Company. In addition, Mr. Kalvert agreed to be restricted from competing with the Company or any of its subsidiaries or affiliates or soliciting their employees, consultants, independent contractors, customers, suppliers or business partners, among others, through one year after the effective date of the termination of his employment.

Kristen Dalton Employment Arrangement

Effective December 10, 2025, Tripadvisor LLC entered into an employment arrangement with Ms. Dalton in connection with her appointment as Chief Strategy and Operations Officer. The arrangement provides that:

- Ms. Dalton's annual base salary increased to $510,000, effective December 10, 2025.

- Ms. Dalton is eligible for an annual cash incentive opportunity with a target of 90% of base salary, subject to the achievement of individual and business unit performance objectives and continued employment through the payment date, in accordance with the applicable bonus program.

- Ms. Dalton is eligible for annual equity awards under the Company's 2023 Stock and Annual Incentive Plan, with a target aggregate grant date value of $2,000,000, with the actual value, form and terms of such awards determined by the Compensation Committee in its discretion.

- For 2026, Ms. Dalton received an annual equity award with an aggregate grant date value of $1,000,000, consisting of 50% restricted stock units and 50% performance stock units, and no stock options.

- Ms. Dalton's employment remains "at will," and, other than participation in the Severance Plan on the same basis as our other NEOs.

Ms. Dalton participates in the Severance Plan and, as such, is eligible to receive severance benefits pursuant to the Severance Plan under certain circumstances, including termination of employment by the Company without Cause or resignation for Good Reason, as such terms are defined in the Severance Plan.

Almir Ambeskovic Employment Arrangement

Effective March 1, 2021, La Fourchette Italy S.r.l., a subsidiary of the Company, entered into an indefinite-term employment arrangement with Mr. Ambeskovic as President of TheFork. The arrangement provides that:

- Mr. Ambeskovic is employed as an executive under the Italian National Collective Agreement for Executives in the commercial sector and receives a gross annual base salary of €300,000, payable in 14 installments, consisting of the mandatory minimum salary and an "ad personam" superminimum component that may absorb certain collectively bargained increases.

- Mr. Ambeskovic is eligible for an annual cash bonus opportunity with a target equal to 70% of base salary, with any bonus determined at the Company's discretion based on individual and business unit performance, and payment requires that he be employed and not under notice of termination on the bonus pay date.

- For the duration of his employment and for 12 months following termination, Mr. Ambeskovic is subject to non-competition and non-solicitation obligations; in consideration of the post-termination non-competition covenant, and unless the Company waives such covenant, he is entitled upon termination to a gross non-competition payment of €210,000, payable in 12 equal monthly installments.

- His employment may be terminated by either party subject to Italian law and the applicable collective agreement notice requirements, and, in addition to rights under Italian law, he participates in the Company's Severance Plan on the same basis as our other NEOs.

The summary of the employment arrangements for Messrs. Goldberg, Noonan and Kalvert is qualified in its entirety by reference to their employment arrangements, which were previously filed with the Securities and Exchange Commission as follows: (i) for Mr. Goldberg, Exhibit 10.1 to the Company's Form 8-K as filed with the SEC on May, 4, 2022, (ii) for Mr. Noonan, Exhibit 10.1 to the Company's Form 8-K as filed with the SEC on October 11, 2022, and (iii) for Mr. Kalvert, Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q as filed with the SEC on May 6, 2021.

Equity Compensation Plan Information

The following table provides information as of December 31, 2025 regarding shares of common stock that may be issued under Tripadvisor's equity compensation plans consisting of the 2023 Plan, and the Tripadvisor 2018 Stock and Annual Incentive Plan, as amended (the "2018 Plan"), the Tripadvisor, Inc. Amended & Restated 2011 Stock and Annual Incentive Plan (the "2011 Plan"), and the Deferred Compensation Plan for Non-Employee Directors

	Equity Compensation Plan Information		
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	13,841,029[1]	$30.30[2]	12,733,349
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	13,841,029	—	12,733,349

[1] Includes (i) 2,000,276 shares of common stock issuable upon the exercise of outstanding options, (ii) 10,348,437 shares of common stock issuable upon the vesting of RSUs, (iii) 1,458,533 shares of common stock issuable upon the vesting of PSUs (assuming target performance is achieved), and (iv) 33,783 shares of common stock issuable upon the vesting of MSUs (assuming target performance is achieved).

[2] Since RSUs, PSUs and MSUs do not have an exercise price, such units are not included in the weighted average exercise price calculation.

Severance Plan

The Severance Plan was originally adopted in August 2017 and was amended and restated in 2025 following a review by the Compensation Committee, in consultation with its independent compensation consultant, to provide consistency among the severance provisions applicable to the NEOs and to align the provisions with market practice. The Severance Plan formalizes and standardizes the Company's severance practices for certain designated employees. Employees covered by the Severance Plan generally will be eligible to receive severance benefits in the event of a termination of employment by the Company without Cause or, under certain circumstances, resignation by the employee for Good Reason. If a termination of employment occurs in connection with a Change in Control, the participants would generally be eligible to receive enhanced severance benefits. The severance benefits provided pursuant to the Severance Plan are determined based on the job classification of the employees and, in certain cases, his or her years of service with the Company. To the extent any non-U.S. law requires the Company to provide benefits of any kind to an employee or imposes terms more favorable than the terms of the Severance Plan in connection with the employee's involuntary termination or similar event, the participant shall be entitled to the better of such mandatory benefits or terms and the benefits provided under the Severance Plan, without duplication.

Under the Severance Plan, in the event of a termination of employment by the Company without Cause or by the executive for Good Reason (each, a "Qualifying Termination") that does not occur within a Change in Control Period, eligible participants are generally eligible for the following severance benefits:

- continued payment of base salary for a period determined based on the employee's classification within the organization and, in certain cases, years of service;

- payment of an amount based on the participant's target annual bonus;

- continuation of coverage under the Company's health insurance plan through payment of COBRA premiums for a period determined based on the employee's classification within the organization and, in certain cases, years of service; and

- with respect to the NEOs, limited accelerated vesting of outside equity awards that would otherwise vest during a specified post-termination period, subject to applicable performance conditions, and continued exercisability of vested stock options and stock appreciation rights through the original expiration date of the award.

For the Company's CEO, the amendments also provide that a Qualifying Termination not in connection with a Change in Control includes a resignation for Good Reason. Messrs. Noonan and Kalvert retain their eligibility for severance benefits in the event of a resignation for Good Reason not in connection with a Change in Control pursuant to the terms of their offer letters with the Company.

Under the Severance Plan, in the event of a termination by the Company without Cause or by the employee for Good Reason, in each case within the Change in Control Period, eligible participants are generally eligible for the following severance benefits:

- payment of a lump sum amount equal to (i) a minimum of 12 and up to 24 months of the participant's base salary, plus (ii) the participant's target bonus multiplied by 1, 1.5 or 2 (in each case, based on employee's classification within the organization); and

- payment of a lump sum amount equal to the premiums required to continue the participant's medical coverage under the Company's health insurance plan for a period ranging from 12 to 24 months (in such case, based on employee's classification within the organization).

No changes were made to the severance benefits payable upon a Qualifying Termination of employment in connection with a Change in Control.

The foregoing summary is qualified in its entirety by reference to the Severance Plan, which was filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, as filed with the SEC on August 7, 2025.

Estimated Potential Incremental Payments

The table below reflects the estimated amount of incremental compensation payable to each of our NEOs in the following circumstances: (i) termination of employment as a result of death of the NEO; (ii) a termination of employment by the Company without Cause not in connection with a Change in Control, (iii) resignation by NEO for Good Reason not in connection with a Change in Control, (iv) a Change in Control or (v) a termination of employment by the Company without Cause or by NEO for Good Reason in connection with a Change in Control. No benefits are payable upon a resignation by the NEO without Good Reason, or termination of employment by the Company for Cause. Upon a termination of employment due to the NEO's disability or retirement, no benefits are provided, other than an extension of time for the exercise of any outstanding options and, in the case of Mr. Kalvert, continued payment of his base salary through the end of the month in which his employment due to disability occurs.

The amounts shown in the table (i) assume that the triggering event was effective December 31, 2025; (ii) are based on the terms of the employment arrangements in effect as of December 31, 2025 and do not reflect any subsequent amendments; and (iii) are based on the "better of" the terms set forth in the respective employment arrangements or the terms of the Severance Plan. The price of the Company's common stock on which certain calculations are based was $14.56 per share, the closing price of the Company's common stock on Nasdaq on December 31, 2025, the last trading day of the year. These amounts are estimates of the

incremental amounts that would be paid out to each NEO upon such triggering event. The actual amounts to be paid out can only be determined at the time of the triggering event, if any.

Name and Benefit	Death ($)	Termination Without Cause ($)	Resignation for Good Reason ($)	Change in Control ($)	Termination w/o Cause or for Good Reason in connection with Change in Control ($)
Matt Goldberg					
Salary	—	1,350,000	1,350,000	—	1,800,000
Bonus [1]	—	1,350,000	1,350,000	—	1,800,000
Equity Awards [2]	10,975,474	7,093,575	7,093,575	—	10,422,124
Health & Benefits [3]	—	55,137	55,137	—	73,516
Total estimated value	**10,975,474**	**9,848,711**	**9,848,711**	**—**	**14,095,640**
Michael Noonan					
Salary	—	560,000	560,000	—	840,000
Bonus [1]	—	448,000	448,000	—	672,000
Equity Awards [2]	4,696,212	2,338,090	2,338,090	—	4,488,763
Health & Benefits [3]	—	35,700	35,700	—	53,549
Total estimated value	**4,696,212**	**3,381,790**	**3,381,790**	**—**	**6,054,312**
Seth J. Kalvert					
Salary	—	550,000	550,000	—	825,000
Bonus [1]	—	440,000	440,000	—	660,000
Equity Awards [2]	3,246,254	1,570,268	1,570,268	—	3,102,635
Health & Benefits [3]	—	36,032	36,032	—	54,047
Total estimated value	**3,246,254**	**2,596,300**	**2,596,300**	**—**	**4,641,683**
Kristen Dalton					
Salary	—	510,000	—	—	765,000
Bonus [1]	—	—	—	—	688,500
Equity Awards [2]	2,885,792	588,582	—	—	2,726,216
Health & Benefits [3]	—	36,369	—	—	54,553
Total estimated value	**2,885,792**	**1,134,951**	**—**	**—**	**4,234,269**
Almir Ambeskovic					
Salary	—	491,744	—	—	737,616
Bonus [1]	—	—	—	—	516,331
Equity Awards [2]	2,784,935	609,477	—	—	2,689,198
Health & Benefits [3]	—	—	—	—	—
Total estimated value	**2,784,935**	**1,101,221**	**—**	**—**	**3,943,146**

(1) In the event of a termination of employment without Cause or for Good Reason not in connection with a Change in Control, the amounts reported represent 1.5 times Mr. Goldberg's target bonus and the full target bonus for Messrs. Noonan and Kalvert for 2025, determined pursuant to the terms of their employment agreements and the Severance Plan. In the event of a termination of employment without Cause or for Good Reason in connection with a Change in Control, the amounts reported represent two times Mr. Goldberg's target bonus and 1.5 times Messrs. Noonan, Kalvert, Ambeskovic and Ms. Dalton's target bonus. Mr. Ambeskovic is an executive located in Italy, therefore, he is also eligible for statutory severance amounts in accordance with local law. Any amounts due to Mr. Ambeskovic as required by local law will be reduced by any severance paid under the Executive Severance Policy. To the extent that any non-U.S. law requires the Company to provide benefits of any kind to an executive or imposes terms more favorable than the terms of the ESP in connection with the employee's Qualifying Termination or similar event, the Participant shall be entitled to the better of such mandatory benefits or terms and the Benefits provided under this Plan, without duplication. To the extent the Company pays any benefits to a non-U.S. Participant outside the Plan in connection with the Participant's Qualifying Termination or similar event, such payments shall be reduced by any Benefits available to such Participant under the Plan.

(2) Pursuant to the 2023 Plan, the equity award agreement, and/or the employment agreements the entered into with the NEOs, (i) upon a termination of employment by death, all unvested awards automatically vest and options remain exercisable until the earlier of (A) the first anniversary of the date of death,

and (B) the expiration of the term of the option; (ii) upon a termination of employment without Cause or a resignation by the employee for Good Reason, not in connection with a Change in Control, all equity awards held by Mr. Goldberg that otherwise would have vested during the 18-month period following termination will accelerate and become vested and exercisable or nonforfeitable and all equity awards held by Messrs. Noonan and Kalvert that otherwise would have vested during the 12-month period following termination, accelerate and become vested and exercisable or nonforfeitable (provided that equity awards that vest less frequently than annually shall be treated as though such awards vested annually), all performance awards shall vest pursuant to the terms of the equity award agreement held by all NEOs; (iii) upon a termination of employment without Cause or a resignation by the employee for Good Reason in connection with a Change in Control, all equity awards held by such executive officers accelerate and become fully vested and exercisable and performance awards shall be considered earned at target and all restrictions shall lapse.

(3) Assumes extension of benefits or payment of the cost of benefits for a period of time following termination, pursuant to the terms of the employment agreement or the Severance Plan.

DIRECTOR COMPENSATION

Overview

The Board sets non-employee director compensation which is designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of Tripadvisor common stock to further align their interests with those of our stockholders. Each non-employee director of Tripadvisor is eligible to receive the following compensation:

- An annual cash retainer of $50,000, paid in equal quarterly installments;

- An RSU award with a value of $250,000 (based on the closing price of Tripadvisor's common stock on Nasdaq on the date of grant), upon such director's election to office, which vest in full on the first anniversary of the grant date and accelerates upon a Change in Control (as defined in the 2023 Plan);

- An annual cash retainer of $20,000 for each member of the Audit Committee (including the Chair), $15,000 for each member of the Compensation Committee (including the Chair), and $5,000 for each member of the Nominating and Corporate Governance Committee (including the Chair);

- An additional annual cash retainer of $75,000 for the Chair of the Board;

- An additional annual cash retainer of $25,000 for the Lead Independent Director; and

- An additional annual cash retainer of $10,000 for each of the Chair of the Audit Committee, the Chair of the Compensation Committee, and the Chair of the Nominating and Corporate Governance Committee.

We also pay reasonable travel and accommodation expenses of the non-employee directors in connection with their participation in meetings of the Board.

Tripadvisor employees do not receive compensation for serving as directors. Accordingly, Mr. Goldberg did not receive any compensation for his service as a director.

Non-Employee Director Deferred Compensation Plan

Under Tripadvisor's Non-Employee Director Deferred Compensation Plan, the non-employee directors may defer all or a portion of their directors' fees. Eligible directors who defer their directors' fees may elect to have such deferred fees (i) applied to the purchase of share units representing the number of shares of Tripadvisor common stock that could have been purchased on the date such fees would otherwise be payable or (ii) credited to a cash fund. If any dividends are paid on Tripadvisor common stock, dividend equivalents will be credited on the share units. The cash fund will be credited with deemed interest at an annual rate equal to the average "bank prime loan" rate for such year identified in the U.S. Federal Reserve Statistical Release. Upon termination of service as a director of Tripadvisor, a director will receive (i) with respect to share units, such number of shares of Tripadvisor common stock as the share units represent and (ii) with respect to the cash fund, a cash payment. Payments upon termination will be made in either one lump sum or up to five installments, as elected by the eligible director at the time of the deferral election.

2025 Non-Employee Director Compensation Table

The following table shows the compensation information for the non-employee directors of Tripadvisor for the year ended December 31, 2025:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Total ($)
Gregory B. Maffei	140,000	249,990	389,990
Jay C. Hoag	29,918	—	29,918
Betsy L. Morgan	75,000	249,990	324,990
M. Greg O'Hara	41,918	—	41,918
Jeremy G. Philips	70,000	249,990	319,990
Albert Rosenthaler	50,000	249,990	299,990
Trynka Shineman Blake	70,000	249,990	319,990
Alex Dichter	7,671	150,679	158,350
Robert S. Wiesenthal	80,000	249,990	329,990

(1) The amounts reported in this column represent the annual cash retainer amounts for services in 2025, including fees with respect to which directors elected to defer and credit towards the purchase of share units representing shares of the Company common stock pursuant to the Company's Non-Employee Director Deferred Compensation Plan.

(2) The amounts reported in this column represent the aggregate grant date fair value of RSU awards computed in accordance with FASB ASC Topic 718, disregarding estimated forfeitures related to service-based vesting and therefore may not correspond to the actual value that will be recognized by the non-employee directors from their awards. We have disclosed the assumptions made in the valuation of the awards in "Note 13 - Stock Based Awards and Other Equity Instruments" in the notes to our consolidated financial statements in our 2025 Annual Report.

(3) As of December 31, 2025, Messrs. Maffei, Philips, Rosenthaler, Wiesenthal, and Mses. Shineman and Morgan each held 19,717 RSUs. Mr. Dichter held 9,829 RSUs. Mr. Hoag resigned from the Board on June 18, 2025. In connection with Mr. O'Hara's resignation from the Board on November 3, 2025, any unvested RSUs held by him were forfeited in accordance with the terms of the applicable award agreement; no accelerated or prorated vesting or other special equity treatment was provided.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Table

The following table presents information as of April 30, 2026, relating to the beneficial ownership of Tripadvisor's capital stock by (i) each person or entity known to Tripadvisor to own beneficially more than 5% of the outstanding shares of Tripadvisor's common stock, (ii) each director and director nominee of Tripadvisor, (iii) the NEOs and (iv) our executive officers and directors, as a group. In each case, except as otherwise indicated in the footnotes to the table, the shares are owned directly by the named owners, with sole voting and dispositive power. Unless otherwise indicated, beneficial owners listed in the table may be contacted at Tripadvisor's corporate headquarters at 400 1st Avenue, Needham, Massachusetts 02494.

For each listed person, entity or group, the number of shares of Tripadvisor common stock also include shares of common stock that may be acquired by such person, entity or group on the conversion or exercise of equity securities, such as stock options, which can be converted or exercised, and RSUs that have or will have vested, within 60 days of April 30, 2026, but do not assume the conversion or exercise of any equity securities owned by any other person, entity or group.

The percentage of votes is based on one vote for each share of common stock. There were 116,359,654 shares of common stock outstanding on April 30, 2026.

	Common Stock	
Beneficial Owner	**Shares**	**%**
5% Beneficial Owners		
BlackRock, Inc.	16,989,501[1]	14.6%
50 Hudson Yards, New York, NY 10001		
Ameriprise Financial, Inc.	7,416,019[2]	6.4%
145 Ameriprise Financial Center, Minneapolis, MN 55474		
Vanguard Portfolio Management	6,645,828[3]	5.7%
100 Vanguard Blvd,, Malvern, PA, 19355		
Vanguard Capital Management	6,037,356[4]	5.2%
100 Vanguard Blvd,, Malvern, PA, 19355		
Named Executive Officers, Executive Officers and Directors		
Gregory B. Maffei	155,078[5]	*
Trynka Shineman Blake	82,042[6]	*
Betsy Morgan	82,042[6]	*
Jeremy G. Philips	92,654[6]	*
Albert Rosenthaler	98,232[6]	*
Robert S. Wiesenthal	92,654[6]	*
Alex Dichter	9,829[7]	*
Dhiren Fonseca	21,612[8]	*
Andrew Cates	15,886[8]	*
Matt Goldberg	750,777[9]	*
Michael Noonan	213,734[10]	*
Seth J. Kalvert	485,672[11]	*
Kristen Dalton	166,073[12]	*
Almir Ambeskovic	94,449[13]	*
All executive officers, directors, and director nominees as a group (14 persons)	2,360,734[14]	2.0%

* The percentage of shares beneficially owned does not exceed 1% of the class.

(1) Based solely on information contained in a Schedule 13G/A filed with the SEC on July 17, 2025, by BlackRock, Inc. ("BlackRock"). According to the Schedule 13G/A, BlackRock beneficially owns and has sole dispositive power with respect to 16,989,501 shares of common stock and has sole voting power with respect to 16,752,113 shares.

(2) Based solely on information contained in a Schedule 13G filed with the SEC on September 30, 2025, by Ameriprise Financial, Inc. ("Ameriprise"). According to the Schedule 13G, Ameriprise beneficially owns and has sole dispositive power with respect to 7,416,019 shares of common stock and has sole voting power with respect to 6,743,410 shares.

(3) Based solely on information contained in a Schedule 13G filed with the SEC on April 29, 2026, by Vanguard Portfolio Management ("Vanguard PM"). According to the Schedule 13G, Vanguard PM beneficially owns and has sole dispositive power with respect to 6,645,828 shares of common stock and has sole voting power with respect to 70,619 shares.

(4) Based solely on information contained in a Schedule 13G filed with the SEC on April 30, 2026, by Vanguard Capital Management ("Vanguard CM"). According to the Schedule 13G, Vanguard CM beneficially owns and has sole dispositive power with respect to 6,037,356 shares of common stock and has sole voting power with respect to 861,096 shares.

(5) Includes 1,938 shares of common stock that are held by the Maffei Foundation. Mr. Maffei and his wife, as the two directors of the Maffei Foundation, have shared voting and investment power with respect to any shares held by the Maffei Foundation. Also includes 19,171 RSUs that will vest within 60 days of April 30, 2026.

(6) Includes 19,171 RSUs that will vest within 60 days of April 30, 2026.

(7) Includes 9,829 RSUs that will vest within 60 days of April 30, 2026.

(8) Includes 5,935 RSUs that will vest within 60 days of April 30, 2026.

(9) Includes options to purchase 483,750 shares of common stock that are currently exercisable and 27,209 RSUs that will vest within 60 days of April 30, 2026.

(10) Includes options to purchase 67,362 shares of common stock that are currently exercisable and 17,734 RSUs that will vest within 60 days of April 30, 2026.

(11) Includes options to purchase 299,131 shares of common stock that are currently exercisable and 11,002 RSUs that will vest within 60 days of April 30, 2026.

(12) Includes options to purchase 35,962 shares of common stock that are currently exercisable, options to purchase 1,295 shares of common stock that will be exercisable within 60 days of April 30, 2026 and 11,197 RSUs that will vest within 60 days of April 30, 2026.

(13) Includes options to purchase 47,582 shares of common stock that are currently exercisable and 9,259 RSUs that will vest within 60 days of April 30, 2026.

(14) Includes options to purchase 933,607 shares of common stock that are currently exercisable, options to purchase 1,295 shares of common stock that will be exercisable within 60 days of April 30, 2026 and 213,126 RSUs that will vest within 60 days of April 30, 2026.

Delinquent Section 16(a) Reports

Pursuant to Section 16(a) of the Exchange Act, Tripadvisor officers and directors and persons who beneficially own more than 10% of the registered class of a registered class of Tripadvisor's equity securities are required to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) with the SEC. Such persons are required by the rules of the SEC to furnish Tripadvisor with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to the Company and/or written representations that no additional forms were required, Tripadvisor believes that all of the Company's directors, officers and 10% beneficial holders complied with all of the reporting requirements applicable to them with respect to transactions during 2025, except that:

- Kristen Dalton, Chief Strategy and Operations Officer, filed one late Form 4 on May 8, 2025 to report two transactions that occurred on May 1, 2025. This delay was due to administrative processing delays associated with the SEC's transition to the EDGAR Next system.

- Alex Dichter, a Director, filed one late Form 4 on November 20, 2025, to report one transaction that occurred on November 10, 2025. This delay was due to technical difficulties and administrative delays within the EDGAR filing system.

Review and Approval or Ratification of Related Person Transactions

Pursuant to the Company's Related Party Transactions Policy, we will enter into or ratify a "related person transaction" only when it has been approved by the Audit Committee of the Board, in accordance with its written charter, or another independent body of the Board. Related persons include our executive officers, directors, director nominees, known 5% or more beneficial owners of our common stock or immediate family members of these persons and entities in which one of these persons has a direct or indirect material interest. Related person transactions are transactions that meet the minimum threshold for disclosure in the proxy statement under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person or entity has a direct or indirect material interest), subject to exceptions specified in the charter. When a potential related person transaction is identified, management presents it to the Audit Committee to determine whether to approve or ratify such a transaction. When determining whether to approve, ratify, amend, disapprove or reject any related person transaction, the Audit Committee considers all relevant factors, including the extent of the related person's interest in the transaction, whether the terms are commercially reasonable and whether the related person transaction is consistent with the best interests of Tripadvisor and our stockholders.

The legal and accounting departments work with business units throughout Tripadvisor to identify potential related person transactions prior to execution. In addition, we take the following steps with regard to related person transactions:

- On an annual basis, each director, director nominee and executive officer of Tripadvisor completes a Director and Officer Questionnaire and certification that requires disclosure of any current, past, or proposed related party transactions with us during the last fiscal year in which the director, director nominee or executive officer, or any member of his or her immediate family, had a direct or indirect material interest.

- Each director, director nominee and executive officer is expected to promptly notify our legal department in writing of any direct or indirect interest that such person or an immediate family member of such person had, has or may have in a transaction in which we participate, in accordance with its charter.

- Tripadvisor monitors its accounts payable, accounts receivable and other databases with the goal of identifying any other potential related person transactions that may require disclosure.

- Any reported transaction that our legal department determines may qualify as a related person transaction is referred to the Audit Committee.

Related Person Transactions

On August 27, 2014, the entire beneficial ownership of our common stock and Class B common stock previously held by Liberty Interactive Corporation ("Liberty") was transferred to LTRIP. Simultaneously, Liberty, LTRIP's former parent company, distributed, by means of a dividend, to the holders of its Liberty Ventures common stock, Liberty's entire equity interest in LTRIP. We refer to this transaction as the Liberty Spin-Off. As a result of the Liberty Spin-Off, effective August 27, 2014, LTRIP became a separate, publicly traded company holding 100% of Liberty's interest in Tripadvisor. Liberty also assigned to LTRIP its rights and obligations under the Governance Agreement. Under the Governance Agreement, LTRIP had the right to nominate up to a number of directors equal to 20% of the total number of the directors for election to the Board and had certain other rights regarding committee participation, so long as certain stock ownership requirements applicable to LTRIP were satisfied.

On December 18, 2024, Tripadvisor, LTRIP and the Merger Sub entered into the Merger Agreement, as previously described. Simultaneously with the Company's entry into the Merger Agreement, certain additional related-party agreements were entered into, including:

- A Voting Agreement by and among our director, Gregory B. Maffei, the Company, and LTRIP (the "Maffei Voting Agreement"), pursuant to which, subject to certain conditions, Mr. Maffei committed to vote his LTRIP common stock representing approximately 39% of the total voting power of the LTRIP common stock, in the aggregate, in favor of, among other things, the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger.

- A Voting Agreement by and among Certares LTRIP, LLC ("Certares LTRIP"), the Company, and LTRIP (the "Certares Voting Agreement"), pursuant to which, among other things, Certares LTRIP agreed to vote or cause to be voted all of its LTRIP Series A Preferred Shares in favor of the adoption of an amendment to LTRIP's charter permitting the Merger. Mr. O'Hara, a member of our Board, is the Founder and a Senior Managing Director of Certares Management.

On April 29, 2025, the Merger was consummated. In connection with such Merger, (i) all shares of Tripadvisor common stock and Class B common stock held by LTRIP were repurchased and subsequently retired by Tripadvisor, (ii) the Governance Agreement was terminated, and (iii) the Maffei Voting Agreement and Certares Voting Agreement terminated in accordance with their terms.

As described under the heading "Recent Changes," on March 22, 2026, the Company entered into a Cooperation Agreement with Starboard, which at the time of the agreement was the beneficial owner of more than 5% of the Company's outstanding common stock. As a result of this beneficial ownership, Starboard was a related party under the Company's Related Party Transaction Policy and applicable SEC regulations. Pursuant to the terms of the Agreement, the Company has agreed to reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal fees and expenses) incurred in connection with its investment in the Company, the negotiation and execution of the Agreement, and other matters related thereto, in an aggregate amount not to exceed $650,000. This reimbursement was paid by the Company during the first quarter of 2026.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

Tripadvisor files annual, quarterly and current reports, proxy statements and other information with the SEC. Tripadvisor's filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. Tripadvisor's SEC filings are also available to the public from commercial retrieval services.

The SEC allows Tripadvisor to "incorporate by reference" the information that Tripadvisor's files with the SEC, which means that Tripadvisor can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement.

ANNUAL REPORTS

Tripadvisor's Annual Report to Stockholders for 2026, which includes our 2025 Annual Report (not including exhibits), is available at https://ir.tripadvisor.com/financial-information/annual-reports. Upon written request to Tripadvisor, Inc., 400 1st Avenue, Needham, Massachusetts 02494, Attention: Secretary, Tripadvisor will provide, without charge, an additional copy of Tripadvisor's 2025 Annual Report on Form 10-K. Tripadvisor will furnish any exhibit contained in the 2025 Annual Report upon payment of a reasonable fee. Stockholders may also review a copy of the 2025 Annual Report (including exhibits) by accessing Tripadvisor's corporate website at www.Tripadvisor.com or the SEC's website at www.sec.gov.

PROPOSALS BY STOCKHOLDERS FOR PRESENTATION AT THE 2026 ANNUAL MEETING

You may present proposals for action at a future meeting or submit nominations for election of directors only if you comply with the requirements of the rules established by the SEC and our bylaws, as applicable.

Stockholders who wish to have a proposal considered for inclusion in Tripadvisor's proxy materials for presentation at the 2027 Annual Meeting of Stockholders, pursuant to Rule 14a-8 under the Exchange Act, must ensure that their proposal is received by Tripadvisor no later than January 11, 2027, at its principal executive offices at 400 1st Avenue, Needham, Massachusetts 02494, Attention: Secretary. The proposal must be made in accordance with the provisions of Rule 14a-8 of the Exchange Act.

Stockholders who wish to bring a proposal or nominate a director at the 2027 Annual Meeting of Stockholders under our bylaws must provide notice and comply with the other requirements included in our bylaws. Such notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders or no earlier than March 1, 2027 and no later than March 31, 2027; provided, however, that if the annual meeting is not held within 30 days before or after such anniversary date, then for the notice by the stockholder to be timely it must be so received not later than the close of business on the 10th day following the date on which the notice of the meeting was mailed or public disclosure of the date of such meeting was made, whichever occurs first.

Stockholders who intend to solicit proxies in support of director nominees other than the Board's nominees must also provide written notice to the Secretary that sets forth all the information required by Rule 14a-19 of the Exchange Act, no later than April 30, 2027. Tripadvisor reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS

If you share an address with any of our other stockholders, your household might receive only one copy of the Proxy Statement, 2025 Annual Report and Notice, as applicable. If, at any time, you would prefer to receive a separate set of proxy materials, or if you are receiving multiple sets of proxy materials and would like to receive only one, please notify your broker, bank or other nominee if you are a beneficial stockholder or notify us if you are a registered stockholder. To request individual copies of any of these materials for each stockholder in your household if you are a registered stockholder, please contact Tripadvisor, Inc., 400 1st Avenue, Needham, Massachusetts 02494, Attention: Secretary, or call us at (781) 800-5000. We will deliver copies of the Proxy Statement, 2025 Annual Report and/or Notice promptly following your request. If you are a beneficial stockholder, to ask that only one copy of any of these materials be mailed to your household, please contact your broker, bank or other nominee.

Needham, Massachusetts

April 30, 2026



2025 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number: 001-35362

TRIPADVISOR, INC.
(Exact name of registrant as specified in its charter)

Nevada	**80-0743202**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**

400 1st Avenue
Needham, MA 02494
(Address of principal executive office) (Zip Code)
Registrant's telephone number, including area code:
(781) 800-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock	TRIP	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of our common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was $1,903,322,909 based on the closing price on The Nasdaq Global Select Market on such date.

Class	Outstanding Shares at February 6, 2026
Common Stock, $0.001 par value per share	114,755,221 shares

Documents Incorporated by Reference

The registrant intends to file a proxy statement pursuant to Regulation 14A not later than 120 days after the close of the fiscal year ended December 31, 2025. Portions of such proxy statement are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

We refer to Tripadvisor, Inc. and our wholly-owned subsidiaries as "Tripadvisor," "the Group," "the Company," "us," "we" and "our" in this Annual Report on Form 10-K.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Annual Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The following words, when used, are intended to identify forward-looking statements: "anticipate," "believe," "could," "continue," "estimate," "expect," "intend," "likely," "may," "might," "plan," "project," "target," "result," "should," "will," and similar expressions which do not relate solely to historical matters. We caution investors that any forward-looking statements in this report, or which management may make orally or in writing from time to time, are based on management's beliefs and on assumptions made by, and information currently available to, management. Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, those described in Part I. Item 1A. "Risk Factors." Moreover, we operate in a rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We caution you that, while forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events or otherwise.

Investors should also refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K as we file them with the U.S. Securities and Exchange Commission (the "SEC"), and to other materials we may furnish to the public from time to time through SEC filings.

Item 1. Business

Overview

The Tripadvisor group (the "Group") is a portfolio of global online platforms purpose-built to connect travelers with experiences, accommodations, restaurants and other relevant travel destination points of interest ("POIs"). Our mission is to be the world's most trusted source for travel and experiences.

We offer travelers the ability to search, discover, book, and review experiences, hotels, and restaurants seamlessly through our two-sided marketplaces across three primary consumer-facing brands: Viator, Tripadvisor, and TheFork. Tripadvisor also plays a unique role in broader travel planning and guidance, offering authentic traveler-submitted reviews and content, travel planning tools and related technology to instill confidence for travelers in every part of their travel journey.

The Company measures its financial performance within the following business segments: Experiences, Hotels and Other, and TheFork. The Company's strategy is focused on growing and scaling its Experiences and TheFork marketplaces, which we believe represents an attractive long-term value creation opportunity, while optimizing its legacy offerings within the Hotels and Other segment for profitability.

The Group's globally recognized brands and extensive user-generated content ("UGC") support traveler search, discovery, and planning, which in-turn generates high-intent demand for its experiences and dining marketplace offerings as well for commercial partners in the hotels category and advertising opportunities for endemic and non-endemic advertisers. In turn, clickstream and behavioral data reflecting traveler intent, transactional data from its experiences and dining marketplaces, UGC, and structured and unstructured data related to millions of POIs, attractions, and destinations enhance the customer experience through product enhancements and personalization, reinforcing the discovery and engagement loop over time. In addition, the breadth, depth, and scale of first party data is uniquely valuable in the Company's pursuit to innovate in the application of artificial intelligence ("AI") for travel and experiences discovery, planning, and booking.

The Company believes its portfolio of unique assets creates a compelling global travel platform for travelers, including:

- Tripadvisor's content and branded platform for upper-funnel traveler intent for experiences, and Viator's content and branded platform for mid-and-lower funnel traveler intent for experiences. Both branded platforms leverage a shared global supply platform of more than 425,000 bookable experiences from 70,000 operators;
- The trusted Tripadvisor brand within Hotels and Other travel categories to drive traveler discovery, intent, and data engine;
- TheFork's recognized brand, content, relationships with more than 50,000 restaurants, and scaled diner community across 11 European countries; and
- Integrated AI and machine learning capabilities serving as the connective layer for ongoing enhancements to traveler personalization, planning, and conversion.

Our Business Models

The Company measures its financial performance within the following business segments: Experiences, Hotels and Other, and TheFork. For additional information regarding our segments and the recent restructuring and related reorganization actions, please see Part II, Item 7 of this Annual Report on Form 10-K under the heading "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.*"

The Experiences segment includes both Viator and Tripadvisor points-of-sale. Viator is a pure-play experiences online travel agency ("OTA"), offering an online global marketplace focused on merchandising bookable experiences to travelers that typically have relatively higher purchase intent either pre-destination or in-destination. Tripadvisor is an online global travel guidance platform that also merchandises experiences to its

audience, which more commonly serves travelers in the discovery and planning phases. Both brands leverage Viator's centralized supply platform that supports operator onboarding, operator inventory management, bookings, payments, fraud prevention, and customer support. This architecture enables the Company to serve different customer intents across brands while benefiting from shared scale, data, and marketplace economics. In addition to its owned and operated platforms (Viator and Tripadvisor), the Company also syndicates its experiences supply to other third-party endemic and non-endemic demand partners. Demand from these partners largely reaches travelers from regions outside our core geographic markets and, therefore, drives incremental traveler demand. The Experiences segment revenue is generated primarily through commission-based transactions on completed experiences offerings.

The Hotels and Other segment primarily consists of the Tripadvisor hotel and restaurant guidance platform, which includes hotel metasearch, and related advertising offerings primarily for hotels and restaurants and, to a lesser extent, cruises through our branded subsidiary Cruise Critic. Hotels and Other revenue is generated primarily through click-based advertising including cost-per-click ("CPC") and cost-per-acquisition ("CPA"); media advertising revenue is primarily generated through impression-based advertising ("CPM"). This segment primarily provides travelers with tools to research, compare, and plan travel while delivering qualified traffic to partners and advertisers primarily across the experiences, hotels, restaurants, and cruise travel categories.

TheFork segment operates an online dining marketplace by enabling diners to discover and book restaurant reservations in Europe. TheFork provides restaurants with purpose-built software tools to help manage their reservations and attract diners. Revenue is generated through a combination of transaction 'per seated diner' fees for completed reservations and as well as restaurant subscription fees for use of their electronic reservation booking ("ERB") software.

Our Industry and Market Opportunity

The Company operates in large, growing global travel markets. The Company has a particular strategic focus on the global travel experiences market, which it believes represents a significant long-term growth and value creation opportunity for the Group.

Large, Growing, and Underpenetrated Experiences Market

The global travel experiences market, which includes tours, activities, attractions, and related experiential travel offerings, is large, highly fragmented, and remains significantly underpenetrated online. According to third-party industry research from Arival, the global experiences market is expected to reach approximately $365 billion by 2028. In 2025, Arival estimates the industry is approximately 30% online penetrated, which is meaningfully lower than that of other major travel categories. Arival estimates that the online portion of the market will grow faster than the offline portion as operators adopt online tools and migrate, manage, and grow their businesses online, and as the secular shift of travelers increasingly moves more online for search, discovery, and booking continues.

As a greater portion of the experiences market transacts via online channels, the Company believes its branded platforms are well positioned to benefit from this secular tailwind. The Company believes that as the industry digitizes, travelers and suppliers increasingly gravitate toward larger, trusted platforms that offer broad inventory, transparency, trusted reviews, and seamless booking and fulfillment, and that its scale and brand recognition position it to benefit from this shift.

Large Other Global Markets: Restaurants and Travel Discovery

In addition to the experiences market, the Company operates in large adjacent markets, including the full-service restaurant market and restaurant technology market as well as the broader global online travel discovery and advertising markets. According to recent Euromonitor data, the European full-service restaurant industry represents a large and growing market, with online reservations accounting for a growing but still underpenetrated portion of total dining activity. The Company believes TheFork is well positioned to benefit from continued digitization of restaurants migrating online as well as consumer booking behavior migrating more online.

The global travel discovery and accommodations advertising market also remains large, though it continues to evolve due to changes in consumer behavior, mobile usage, and search engine dynamics. Phocuswright, an independent travel, tourism and hospitality research firm, estimates global travel spending will continue to grow and reach approximately $1.8 trillion by 2027, exclusive of travel experiences, alternative accommodations, and dining, with an expected increasing share booked through online channels each year. We believe the Group's brands, audience scale, and data assets position it to continue serving as a meaningful entry point for travel discovery that we can funnel to our higher-growth experiences and dining marketplace businesses.

Our Business Strategy

The Company's strategy is focused on growing its marketplace offerings, with a particular focus on scaling its experiences marketplace, and supported by a trusted travel guidance ecosystem leveraging unique data at scale to drive future AI product innovation. During the year ended December 31, 2025, the Group's marketplace offerings, which includes its Experiences and TheFork segments, accounted for approximately 60% of Company's consolidated revenue mix, and 35% of its consolidated adjusted EBITDA mix, an increase from approximately 50% of consolidated revenue and 6% of consolidated adjusted EBITDA during the year ended December 31, 2023. The Company is focused on the following strategic priorities:

- Growing and scaling its Experiences marketplace globally,
- Leveraging complementary brands across the traveler discovery and booking funnel for experiences,
- Strengthening direct traveler relationships through repeat engagement and mobile app usage,
- Investing in innovative technologies such as AI and machine learning to improve personalization, planning, and conversion, and customer loyalty,
- Managing Hotels and Other with an emphasis on profitability while growing UGC and proprietary data assets for AI-driven innovation, and
- Continuing to scale TheFork as a leading online dining marketplace in Europe.

Scaling a Global Experiences Marketplace

The Company is prioritizing investment in its Experiences segment to:

- Scale traveler demand acquisition beyond the North American source market, most notably in Europe;
- Drive increased direct demand and traveler loyalty;
- Continue to invest in product development to improve the user experience and conversion rates; and
- Expand and deepen the global supply of bookable experiences to provide travelers with quality choices.

The Company's highest strategic priority is to extend its position as a leader in the experiences category and deliver sustained revenue and profitability growth while enhancing long-term competitive differentiation. Today, we merchandise over 425,000 experiences from more than 70,000 operators globally through both the Viator and Tripadvisor branded platforms. The Company's Experiences segment is powered by a common global supply platform, which enables scaled supplier inventory, supplier tools, and fulfillment capabilities across its consumer brands and points of sale.

Leveraging Complementary Brands Across the Experiences Funnel

Within Experiences, the Company operates two complementary consumer brands that serve travelers at different stages of their booking journey:

- Viator is primarily focused on converting travelers in the mid and lower funnel, serving customers who are actively shopping for and ready to book tours, activities, and attractions. Viator operates as a pure-play, two-sided global online marketplace, optimizing its product and consumer experience for merchandising to drive conversion and transaction-driven growth.

- Tripadvisor primarily serves travelers in the upper funnel, helping users discover, research, and plan their trips. Tripadvisor leverages its trusted brand, large global audience, and extensive user-generated content to inspire travel and surface relevant experiences earlier in the planning process.

Both Viator and Tripadvisor leverage a shared, centralized supply base of bookable experiences that is powered by Viator's marketplace platform. This integrated model enables the Company to efficiently scale supply, optimize distribution, and drive bookings across multiple consumer entry points.

The Company believes Tripadvisor's brand recognition, trust, and global reach represent a unique strategic asset in driving awareness, discovery, and long-term scale in the experiences category, supporting growth across the full traveler booking funnel.

Optimizing Hotels and Other for Engagement and Profitability

The Hotels and Other segment includes Tripadvisor, which serves as a travel guidance platform providing hotel metasearch and related advertising offerings.

The Company is focused on:

- Enhancing traveler engagement through its platform that provides deep of content relevance in key categories for travelers in the discovery, planning, and in-destination phases of their journey;
- Driving qualified traffic to monetizable partners across key categories, namely hotels;
- Diversifying monetization across media and advertising; and
- Aligning its cost structure with revenue and traffic dynamics.

The Company is prioritizing disciplined investment that optimizes for profitability in this segment while maintaining Tripadvisor's role as a trusted global travel guidance platform in the travel planning journey.

Scaling TheFork as a Leading European Online Dining Marketplace

TheFork operates as a leading online restaurant reservation and dining management platform for more than 50,000 restaurants across 11 European countries. The Company is focused on:

- Growing and scaling its diner community and restaurant partners in high-value geographies;
- Increasing average revenue per restaurant unit ("ARPU") through its purpose-built software that enables restaurants to manage reservation bookings and drive demand to their restaurants;
- Improving unit economics that drive sustainable profitability.

Growing UGC and Proprietary Data Assets to Drive AI-Driven Innovation

We believe our globally recognized brands (namely Tripadvisor, Viator, TheFork) and trusted UGC represent core strategic assets and key differentiators. Tripadvisor hosts more than one billion reviews and opinions covering over nine million destinations, points of interest, experiences, accommodations, restaurants, airlines, and cruises, and attracts hundreds of millions of visitors annually across more than 40 countries and over 20 languages.

We believe this scale, breadth, and authenticity of UGC differentiates Tripadvisor from other travel platforms that are primarily transaction-focused or supplier-driven. Tripadvisor's platform enables travelers to research, compare, and plan travel with the benefit of authentic traveler feedback serving trusted guidance. This positioning allows Tripadvisor to assist traveler decision-making across multiple downstream booking categories, including as a scaled demand channel for the Group's Experiences segment. The Company believes that the breadth, scale, and diversity of its proprietary data assets uniquely position it to innovate in the application of artificial intelligence ("AI") to travel discovery, planning, and booking.

The Company's data assets include user-generated content, clickstream and behavioral data reflecting traveler intent, transactional data from its experiences and dining marketplaces, and structured and unstructured data related to millions of points of interest, attractions, and destinations globally. The Company believes the combination of trusted UGC, behavioral intent data, and transactional marketplace data provides a differentiated foundation for AI-driven personalization, discovery, and trip planning. We believe these data assets, together with continued investment in AI and machine learning, position the brands within the Group to enhance relevance, engagement, and conversion across its branded platforms and to differentiate its offerings. Across all its segments, the Company is investing in AI and machine learning to:

- Support traveler search discovery and rankings;
- Enhance bookings conversion through improved personalization and engagement;
- Improve content relevance, scale, and traveler impact;
- Augment marketplace tooling and merchandising capabilities for suppliers; and
- Drive automation and operational efficiencies.

The Company is also maintaining disciplined financial and operating practices to balance growth investments with margin expansion and long-term shareholder value creation.

In summary, our Group strategic priorities are:
- Scaling our Experiences marketplaces by expanding global supply, driving direct demand and repeat usage, improving conversion and unit economics, and strengthening market leadership.
- Leveraging complementary brands across the traveler funnel, with Viator focused on mid- and lower-funnel conversion and Tripadvisor focused on upper-funnel discovery and planning, both supported by a shared experiences supply platform.
- Optimizing Hotels and Other for engagement and profitability through disciplined investment, monetization diversification, and cost alignment.
- Expanding and strengthening TheFork through growth in seated diners, restaurant supply, and ARPU, while improving unit economics.
- Investing in AI-enabled product innovation and operating discipline to improve personalization, discovery, efficiency, and long-term shareholder value.

Seasonality

Consumer travel expenditures have historically followed a seasonal pattern. Correspondingly, travel partner advertising investments, and therefore our revenue and operating profits, have also historically followed a seasonal pattern. Our financial performance tends to be highest in the second and third quarters of a given year, which includes the seasonal peak in consumer demand, including traveler accommodation stays, and travel experiences taken, compared to the first and fourth quarters, which represent seasonal low points. In addition, during the first half of the year, experience bookings typically exceed the amount of completed experiences, resulting in higher cash flow related to working capital; while during the second half of the year, particularly in the third quarter, this pattern reverses and cash flows from these transactions are typically negative. Other factors may also impact typical seasonal fluctuations, such as significant shifts in our business mix, adverse economic conditions or economic uncertainty, public health-related events, as well as other factors.

Marketing

We believe we have established world-renowned, widely used, and recognized brands through the innovative and efficient implementation of marketing and promotional campaigns. We believe we have been particularly successful with the strategic use of a number of cost effective online and offline marketing channels to reach travelers and diners, including our own platform channels (i.e., websites and apps), online search engines (primarily Google), social media, email, and increasingly through LLM platforms, media via public relations, partnerships, and content distribution. Our omni-channel marketing programs are intended to showcase the value of our industry-leading travel brands; increase user traffic; efficiently drive transactions and engagement; optimize ongoing traveler acquisition costs; and strategically position our brands in relation to one another as we continue to differentiate our offering versus those of our competitors. Our sustained scale and profitability depend on our ability to effectively

maintain our costs steady and increase the overall number of users engaged on our platforms and their subsequent transactions. We continue to focus on attracting and engaging new and repeat users and encourage users to directly visit our websites and apps, while leveraging our ability to manage our marketing investments across our portfolio of brands to optimize results for the Company. Our flexibility enables us to make decisions on a brand-by-brand, market-by-market, travel segment and customer basis that we think are appropriate based on the relative growth opportunity, the expected returns and the competitive environment.

Competition

We operate in very competitive market environments that constantly evolve and change. Some of our current and potential competitors, listed below, have significantly more customers, data, and financial and other resources than we do, and may be able to leverage those strengths to compete more aggressively with us. Information regarding risks associated with increased competition may be found in Part I, Item 1A of this Annual Report on Form 10-K under the heading "*Risk Factors.*"

Across our three segments, we primarily compete, and in some cases partner, with the following businesses:

- General OTAs, such as Expedia, Booking, Airbnb, Traveloka, Despegar, Trip.com, and their respective subsidiaries and operating companies;
- Experiences OTAs, such as GetYourGuide, Klook, and TUI Musement;
- Hotel metasearch providers, such as trivago, Kayak and Skyscanner;
- Online search, social media, travel influencers, and marketplace platforms for advertising spend, such as Google, Facebook, X, Pinterest, and Snap;
- Global and regional travel, experiences, and restaurant brands seeking to promote direct bookings;
- Emerging online advertising businesses, such as ad-supported retail and entertainment platforms like Amazon, Spotify, and Walmart;
- Artificial intelligence ("AI") driven travel curators, such as Travel Plan AI, Aitinerary, Wonderplan, Roam Around and similar websites;
- Traditional offline travel agencies; and
- Global and regional restaurant technology providers for reservation management and related services, such as OpenTable, Resy, and Tock.

Commercial Relationships

We have commercial relationships with several of the world's leading OTAs, as well as thousands of other travel partners, pursuant to which these companies primarily purchase traveler leads from us, generally on a click-based advertising basis. Although these relationships are memorialized in agreements, many of these agreements are for limited terms or are terminable at will or on short notice. As a result, we seek to ensure the mutual success of these relationships.

For the years ended December 31, 2025 and 2024, Booking (and its subsidiaries) accounted for 10% or more of our consolidated revenue, and together with Expedia (and its subsidiaries), our two most significant travel partners, accounted for approximately 21% and 22%, respectively, of our consolidated revenue. For the year ended December 31, 2023, Expedia and Booking each accounted for 10% or more of our consolidated revenue, and together accounted for approximately 25%. Nearly all of this concentration of revenue is included in our Hotels and Other segment during these reporting periods.

Additionally, our business is dependent on relationships with third-party service operators that we rely on to fulfill service obligations to our customers where we are the merchant of record, such as our experience providers. However, no single operator's inventory resulted in more than 10% of our revenue on a consolidated basis or at a reportable segment level in any period presented.

Operations and Technology

We have assembled a team of highly skilled software engineers, computer scientists, data scientists, network engineers and systems engineers whose expertise spans a broad range of technical areas, including a wide variety of open source operating systems, databases, languages, analytics, networking, scalable web architecture, operations and warehousing technologies. We make significant investments in product and feature development, data management, personalization technologies, scalable infrastructures, networking, data warehousing, and search engine technologies.

Our systems infrastructure for our branded websites is in a "hybrid-cloud" configuration in which parts of it are housed at a co-location facility and managed by our operations team, while the rest is hosted by Amazon Web Services. Our infrastructure installations have multiple communication links as well as continuous monitoring and engineering support. The co-location facility is protected with both network-level and application-level defenses, using well known commercial solutions specifically tailored for such purposes. We make use of Amazon Web Services availability zones to provide redundancy for the cloud portions of our infrastructure. Substantially all of our software components, data, and content are replicated in multiple data centers and development centers, as well as backed up at offsite locations. Our systems are monitored and protected through multiple layers of security. Several of our individual subsidiaries and businesses have their own technology teams to support business growth while leveraging common assets, tools and processes for scale across the group.

Intellectual Property

Our intellectual property is an important component of our business. We rely on our intellectual property rights covering a number of assets, including our content, proprietary technology, software code, ratings indexes, and databases of reviews, forum content and other types of user-generated content. We have acquired some of our intellectual property rights through licenses and content agreements with third parties and these arrangements may place restrictions on the use of our intellectual property. Our brands, trademarks and internet domain names are among our most important intellectual property assets.

We protect our intellectual property by relying on our terms of use, confidentiality agreements and contractual provisions, as well as on international, national, federal, state and common law rights. In addition, we use open-source software in certain of our products and services, and although we monitor our use of such software, the terms of some open-source licenses could, under certain circumstances, require us to disclose our source code, make certain of our software available on unfavorable terms, or otherwise limit how we commercialize our technologies. We protect our brands by pursuing trademark registration of our core brands, as appropriate, maintaining our trademark portfolio, securing contractual trademark rights protection when appropriate, and relying on common law trademark rights when appropriate. We also register copyrights and domain names as deemed appropriate. Additionally, we protect our trademarks, domain names and copyrights with the use of intellectual property licenses and an enforcement program.

We have considered, and will continue to consider, the appropriateness of filing for patents to protect future inventions, as circumstances may warrant. However, many patents protect only specific inventions and there can be no assurance that others may not create new products or methods that achieve similar results without infringing upon patents owned by us.

In connection with our copyrightable content, we post and institute procedures under the U.S. Digital Millennium Copyright Act and similar "host privilege" statutes worldwide to gain immunity from copyright liability for photographs, text and other content loaded on our platform by consumers. However, differences between statutes, limitations on immunity, political and regulatory efforts to amend relevant statutes, and moderation efforts in the many jurisdictions in which we operate may affect our ability to claim immunity.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement by us of the trademarks, copyrights, patents, and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. Any such litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and

technical resources, any of which could materially harm our business.

Regulation

We are subject to increasingly complex and changing laws, directives, industry standards, rules and regulations as well as contractual obligations, governing tourism, libel and defamation, content, digital services, online marketplaces and payment services, consumer protection (including rules specific to online platforms and intermediaries), data (including AI), privacy and security, intellectual property and labor and employment, among others, in the jurisdictions in which we operate. In addition, we are subject to increasingly complex and changing laws, directives, industry standards, rules and regulations as well as contractual obligations, related to data privacy and security in the U.S. and around the world that impose broad compliance obligations on the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of personal information. As we continue to expand the reach of our brands into additional international markets, and develop and deploy AI solutions across our operations and platforms, we are increasingly subject to additional and evolving laws and regulations.

For example, the U.S. (as well as individual states), the E.U. (as well as member states), the U.K. and other countries have adopted legislation that regulates certain aspects of the internet and digital services, including online editorial and user-generated content, AI, data privacy, behavioral targeting and online advertising. In addition, the E.U. and U.K. adopted the General Data Protection Regulation ("GDPR"), which imposes strict compliance obligations with respect to our ability to collect, use, retain, protect, disclose, transfer and otherwise process personal information, including a principal of accountability, the obligation to demonstrate compliance through policies, procedures, training and audits.

Many of these laws and regulations are evolving and are subject to change. Many are being tested in courts, and could be interpreted by regulators and courts in ways that could harm our business. In addition, it is difficult to accurately predict how such legislation will be interpreted and applied or whether new laws or regulations will be imposed on our services, and whether or how we might be affected. This regulatory environment adds complexity, variation in requirements, conflicts between regimes and regulation, restrictions and potential legal risks; requires additional investment of resources in compliance programs; impacts data practices and the availability of previously useful data; and could result in increased compliance costs and/or changes in business practices and policies.

There are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and online commerce and/or information retrieved from or transmitted over the internet, online editorial and user-generated content, user privacy, behavioral targeting and online advertising, artificial intelligence and algorithmic decision-making, the use of AI in automated content generation and consumer-facing applications, and liability for third-party activities. Likewise, the SEC, Department of Justice ("DOJ") and Office of Foreign Assets Controls ("OFAC"), as well as foreign regulatory authorities, have continued to increase the enforcement of economic sanctions and trade regulations, and anti-money laundering laws, across industries. As regulations continue to evolve and regulatory oversight continues to increase, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities.

For additional information about the Regulation risks, see "Risk Factors" under the section entitled "A failure to comply with existing or new laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business or financial results" in Part I, Item 1A of this Annual Report on Form 10-K.

Corporate History, Equity Ownership and Voting Control

Tripadvisor was founded in February 2000. In April 2004, Tripadvisor was acquired by IAC/InterActiveCorp, or IAC. In August 2005, IAC spun-off its portfolio of travel brands, including Tripadvisor, into Expedia, at the time a separate newly-formed Delaware corporation. On December 20, 2011, Expedia completed a spin-off of Tripadvisor into a separate publicly-traded Delaware corporation. Following this spin-off, on December 21, 2011, Tripadvisor began trading on The Nasdaq Global Select Market, or Nasdaq, as an independent public company under the trading symbol "TRIP."

On December 11, 2012, Liberty Interactive Corporation, or Liberty, purchased an aggregate of approximately 4.8 million shares of common stock of Tripadvisor from Barry Diller, our former Chairman of the Board of Directors and Senior Executive, and certain of his affiliates. As a result, Liberty beneficially owned approximately 18.2 million shares of our common stock and 12.8 million shares of our Class B common stock. On August 27, 2014, the entire beneficial ownership of our common stock and Class B common stock held by Liberty was acquired by Liberty TripAdvisor Holdings, Inc., or LTRIP. As a result of these transactions, and as of December 31, 2024, LTRIP beneficially owned approximately 11% of the outstanding shares of common stock and 100% of the outstanding shares of Class B common stock, which represented approximately 56% of our voting power.

On December 18, 2024, Tripadvisor entered into an Agreement and Plan of Merger with Liberty TripAdvisor Holdings, Inc. ("LTRIP") and a wholly owned merger subsidiary, pursuant to which Tripadvisor agreed to acquire LTRIP (the "Merger"). The Merger closed on April 29, 2025, and LTRIP became an indirect, wholly owned subsidiary of Tripadvisor. In connection with the transaction, each share of LTRIP Series A and Series B common stock was converted into the right to receive cash consideration of $0.2567 per share, totaling approximately $20 million in the aggregate, and all outstanding shares of LTRIP's 8% Series A cumulative redeemable preferred stock were converted into the right to receive approximately $42.5 million in cash and 3,037,959 shares of Tripadvisor common stock. The Company provided a loan in an amount of $327 million to LTRIP, which used the proceeds to settle Liberty TripAdvisor's 0.50 percent exchangeable senior debentures in March 2025.

Immediately prior to the Merger, LTRIP beneficially owned an aggregate of 26.8 million Tripadvisor shares, consisting of 14.0 million shares of common stock and 12.8 million shares of Class B common stock. Upon consummation of the Merger, we retired and cancelled the shares of Tripadvisor common stock and Class B common stock previously held by LTRIP and issued new shares of Tripadvisor common stock to the LTRIP preferred stockholder, resulting in a net reduction in our shares outstanding of approximately 23.8 million shares and a simplified capital structure with a single class of common stock and no controlling stockholder. As a result of the Merger, we are no longer a "controlled company" under the Nasdaq Stock Market Listing Rules (the "Nasdaq Rules") and are no longer subject to the governance agreement previously in place among Tripadvisor, Liberty Interactive Corporation and Barry Diller.

Separately, effective April 29, 2025, we effected a redomestication by conversion from a Delaware corporation to a Nevada corporation, as previously approved by our stockholders in June 2023, by filing a certificate of conversion with the Delaware Secretary of State and articles of conversion and articles of incorporation with the Nevada Secretary of State. The conversion did not affect the continuity of the Company or its consolidated financial statement.

Human Capital Management

Employees

As of December 31, 2025, the Company had approximately 2,590 employees, with approximately 68%, 28%, and 4% of employees based in Europe, the U.S., and the rest of world, respectively. Additionally, we use independent contractors to supplement our workforce. Our employees and independent contractors are subject to our Code of Business Conduct and Ethics, which sets forth a commitment to operate in accordance with the highest ethical, professional, and legal standards. We believe we have good relationships with our employees and contractors, including relationships with employees represented by international works councils or other similar organizations. Our Board of Directors, Compensation Committee, and Section 16 Committee have oversight of our human capital management.

On November 5, 2025, the Company initiated a series of cost savings actions following a decision to realign its operating model across its Experiences segment and Hotels and Other segment (formerly Viator and Brand Tripadvisor segments) to support the Company's positioning as an experiences-led and AI-enabled company. These cost savings actions primarily include a global workforce reduction, as well as other targeted operating expense reductions. For additional information regarding our recent restructuring and related reorganization actions,

please see Part II, Item 7 of this Annual Report on Form 10-K under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments."

Talent Acquisition and Development

We believe our employees are essential to our success and that the Company's success depends on our ability to attract, develop and retain key talent. The skills, experience and industry knowledge of key employees significantly benefit our operations and performance. Competition for qualified personnel is intense, particularly for software engineers, computer scientists, and other technical staff, and constrained labor markets have increased competition for personnel across other parts of our business. The Company's management and Board of Directors oversee various initiatives for talent acquisition, retention and development.

Our talent philosophy is to both develop talent from within and to strategically recruit key external talent. We believe that this approach has yielded a deep understanding, among our employee base, of our business, our products, and our customers, while adding new employees and ideas in support of our continuous improvement mindset. Our overall talent acquisition and retention strategy is designed to attract and retain qualified candidates to enable the success of the Company and achievement of our performance goals. We attempt to recruit the most qualified candidates for each position without regard to gender, ethnicity or other protected traits and are committed to comply fully with all domestic, foreign and local laws relating to discrimination in the workplace. Our talent acquisition team uses internal and external resources to recruit highly skilled and talented workers, and we encourage employee referrals for open positions.

We support and develop our employees through global training and development programs that build and strengthen employees' leadership and professional skills. Leadership development includes programs for new leaders as well as programs designed to support more experienced leaders. We also partner with external training organizations to help provide current and future workers with the knowledge and skills they need to succeed.

It is important that our employees represent a mix of experiences and backgrounds in order to make our company stronger, more innovative and more inclusive. Inclusion is one of our core values. Our inclusion initiatives support our goal that everyone throughout the Company is engaged in creating an inclusive workplace. We offer leadership training and support to ensure that all employees are supported in their careers. Additionally, we also support a network of active Employee Resource Groups, which are open to all employees.

Total Rewards

As part of our compensation philosophy, we believe that we must offer and maintain market competitive total rewards programs for our employees in order to attract, motivate and retain superior talent. These programs not only include base wages and incentives in support of our pay for performance culture, but also health, welfare, and retirement benefits.

We design our benefit programs to meet the needs of our employees' health while managing program costs for escalation rates at or below industry trend factors. Our programs include but are not limited to wellness, mental health services, telemedicine, and partnerships with service providers that support diverse family-care need solutions. We continuously refine, develop and implement proactive health care strategies and solutions that allow us to enhance employee health and well-being while curbing costs.

Health and Safety

The health and safety of our employees is of utmost importance to us. We conduct regular self-assessments and audits designed to ensure compliance with our health and safety guidelines and regulatory requirements.

For additional information about Human Capital Management risks, see "Risk Factors" under the section entitled "Our future success depends on the performance of our key employees and our ability to attract, retain and engage senior management and a highly skilled workforce" in Part I, Item 1A of this Annual Report on Form 10-K.

Additional Information

We maintain an Investor Relations website at http://ir.tripadvisor.com/investor-relations. Except as explicitly noted, the information on our website, as well as the websites of our various brands, is not incorporated by reference in this Annual Report on Form 10-K, or in any other filings with, or in any information furnished or submitted to, the SEC.

On our Investor Relations website (http://ir.tripadvisor.com/investor-relations), we provide our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports free of charge. These reports are available on our website as soon as reasonably practicable after we electronically file or furnish these reports to the SEC or publish through press releases, public conference calls and certain webcasts. All documents filed electronically with the SEC (including reports, proxy and information statements and other information) are also available at www.sec.gov. Investors and others should be aware that in addition to required filings with the SEC, we use our Investor Relations website (http://ir.tripadvisor.com/investor-relations) to announce material financial information to our investors as well as communicate with the public about our company, our results of operations and other information.

We post our Code of Business Conduct and Ethics, which applies to all directors, officers, employees, contractors, and consultants, on our Investor Relations website at http://ir.tripadvisor.com/corporate-governance. We intend to disclose any amendments or waivers of the code of ethics for our executive officers, senior financial officers or directors, on our Investor Relations website.

Item 1A. Risk Factors

You should consider carefully the risks described below together with all of the other information included in this Annual Report as they may impact our business, results of operations and/or financial condition. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business, results of operations or financial condition. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially and adversely affected.

Risk Factors Summary

The following is a summary list of the principal risks that make an investment in our securities speculative or risky. For additional information, please refer to the detailed descriptions following the summary.

- Success of strategic initiatives, including distinct positioning of our unique and trusted brands;
- Any change by our search and metasearch partners in how they present travel search results or conduct their auctions for search placement in a manner that is competitively disadvantageous to us;
- Liability risks in our experiences marketplace for safety incidents, quality failures, and judgment-proof suppliers;
- Our performance marketing efficiency and the general effectiveness of our advertising and marketing efforts;
- Declines or disruptions in the worldwide travel industry, including health concerns, natural disasters, terrorist attacks, civil or political unrest or other events outside our control;
- Our ability to respond to and keep up with the rapid pace of technological and market changes;
- Our ability to successfully manage growth and expand our global business;
- IT systems-related failures or security breaches and data privacy risks and obligations;
- Risks associated with the facilitation of payments from consumers, including fraud and compliance with evolving rules and regulations and reliance on third parties;
- Financial risks including increased debt levels and stock price volatility;
- Fluctuations in foreign currency exchange rates and other risks associated with doing business in multiple currencies and jurisdictions; and
- Risks related to the loss of our "controlled company" status following the Merger with LTRIP.

Risks Related to Our Business and Industry

If our strategic initiatives are unsuccessful and/or do not achieve their expected benefits, there could be negative impacts to our business, financial condition and results of operations. As described in "*Our Business Strategy*," and elsewhere in this Report, we have a number of strategic priorities and initiatives planned including, but not limited to, extending our leadership position in our two-sided marketplace for experiences, while at the same time managing our core Hotels and Other segment for profitability. We also regularly evaluate strategic options to create shareholder value, including the current exploration of strategic alternatives for TheFork as part of our broader portfolio review. There are no assurances that we will be successful in executing some or any of our strategic initiatives or realize the benefits of these efforts, on our anticipated timeline or at all. Our efforts may prove more difficult than we currently anticipate. There can be no assurances that any restructuring activities that we have undertaken or will undertake in the future will be completed or, in the event that they are completed, will achieve the operating efficiencies or other benefits that we may initially expect.

If we are unable to continue to attract a significant number of visitors to our platform, to cost-effectively convert these visitors into revenue-generating customers and to continue to engage consumers, our business and financial performance could be harmed. Our traffic and user engagement could be adversely affected by a number of factors including, but not limited to, inability to provide quality content, lack of inventory or supply in amounts or of sufficient quality to be attractive to our consumers, increasing use of metasearch engines which may impact the amount of traffic to our platform, declines or inefficiencies in traffic acquisition and reduced awareness of our brands. Certain of our competitors have advertising campaigns expressly designed to drive traffic directly to their websites, and these campaigns may negatively impact traffic to our platform. There can be no assurances that we will continue to provide content and products in a manner that meets rapidly changing demand. Any failure to obtain and manage content and products in a cost-effective manner that will engage consumers, or any failure to provide

content and products that are perceived as useful, reliable and trustworthy, could adversely affect user experiences and their repeat behavior, reduce traffic to our platform and negatively impact our business and financial performance.

We rely on internet search engines, metasearch engines and application marketplaces to drive traffic to our platform, certain providers of which offer products and services that compete directly with ours. If we are unable to drive traffic cost-effectively, traffic to our platform could decline and our business would be negatively affected. The number of consumers we attract to our platform is due in large part to how and where information from, and links to, our platform are displayed on search engine results pages, or SERPs, and search aggregators, or metasearch engines. The display, including rankings, of search results can be affected by a number of factors, many of which are not in our control. Search engines (including metasearch engines) frequently change the logic that determines the placement and display of the results of a user's search, such that the purchased or algorithmic placement of links to our platform can be negatively affected. A search engine could alter its search algorithms or results causing our websites to place lower in search query results. For example, Google, a partner and significant source of traffic to our platform, frequently promotes its own competing products in its search results, which has negatively impacted placement of references to our company and our platform on the SERP. We believe that our Hotels and Other segment will continue to be impacted by these challenges and others, including AI overviews displacing top-ranked links, which can reduce click-through rates, and a broader shift towards non-traditional search platforms. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our travel partners, or if competitive dynamics impact the cost or effectiveness of search engine optimization ("SEO") or search engine marketing ("SEM") in a negative manner, our business and financial performance would be adversely affected. Furthermore, our failure to successfully manage our SEO and SEM strategies and/or other traffic acquisition strategies could result in a substantial decrease in traffic to our platform, as well as increased costs to the extent we replace free traffic with paid traffic.

We also rely on application marketplaces, or app stores such as Apple's App Store and Google's Play, to drive downloads of our apps. In the future, Apple, Google or other marketplace operators may make changes that make access to our products more difficult or may limit our access to information that would restrict our ability to provide the best user experience. For example, Google's online travel offerings have continued to grow rapidly by linking travel search services to its dominant search functionality through flight, hotel and alternative accommodation meta-search products. Our apps may receive unfavorable treatment compared to the promotion and placement of competing apps, such as the order in which they appear within marketplaces. In addition, the app stores continue to issue privacy enhancing policies including requirements on developers to provide enhanced descriptions regarding their data handling practices and enhanced permission requirements for in-app tracking. These policies may negatively impact the effectiveness of our data tracking capabilities. Similarly, if problems arise in our relationships with providers of application marketplaces, traffic to our platform and our user growth could be harmed.

As we expand our experiences marketplace, we face increasing potential legal and financial liability for alleged safety incidents and service failures by third-party tour and activity operators, which could result in substantial costs, reputational harm, and regulatory penalties. Our experiences-led strategy relies on connecting travelers with thousands of third-party tour operators, activity providers, and experience hosts globally. Unlike our hotel metasearch business where we simply refer users to booking sites, our experiences marketplace brings us closer to transactions through payment processing, creating enhanced exposure, despite contracts for the supply of experiences being concluded directly between travelers and suppliers. Many of the third-party operators trading via our platform are small enterprises and may have limited resources and/or insurance coverage that ultimately proves to be inadequate.

As platform liability laws evolve, our insurance costs may increase or we may face uninsured exposure, reducing Experiences segment profitability or exiting certain markets or high-risk activity categories. Even where we successfully defend legal claims, safety incidents could harm our brand reputation or user trust, potentially driving travelers to competitors. If we cannot effectively manage platform liability risks through insurance, supplier vetting, or successfully defending claims, our experiences business growth may be constrained and our financial results materially adversely affected.

We derive a substantial portion of our revenue from advertising and any significant reduction in spending by advertisers on our platform could harm our business. Our ability to grow advertising revenue with our existing or new travel partners is dependent in large part on our ability to provide value to them relative to other alternatives. Our ability to provide value to our travel partners depends on a number of factors, including, but not limited to, the

following:

- Our ability to increase or maintain user engagement;
- Our ability to increase or maintain the quantity and quality of ads shown to consumers;
- The development of technologies that can block the display of our ads or our ad measurement tools;
- The effectiveness of our advertising and the extent to which it generates sales leads, customers, bookings or financial results on a cost-effective basis, including our mobile transaction conversion rate;
- The competitiveness of our products, traffic quality, perception of our platform, including mobile applications, and availability and accuracy of analytics and measurement solutions to demonstrate our value; and
- Adverse government actions or legal developments relating to advertising, including limitations on our ability to deliver targeted advertising.

Any of these or other factors could result in a reduction in demand for our ads, which may reduce the prices we receive for our ads, or cause marketers to stop advertising with us altogether, any of which would negatively affect our revenue and financial results.

Click-based advertising revenue accounts for the majority of our advertising revenue. Our pricing for click-based advertising depends, in part, on competition between advertisers. If our large advertisers become less competitive with each other, merge with each other or with our competitors, focus more on cost-per-click, or CPC, profit than on traffic volume, or are able to reduce CPC rates, this could have an adverse impact on our advertising revenue which would, in turn, have an adverse effect on our business, financial condition and results of operations.

We rely on a relatively small number of significant travel partners and any reduction in spending by or loss of these partners could seriously harm our business. For the years ended December 31, 2025 and 2024, Booking (and its subsidiaries) accounted for 10% or more of our consolidated revenue, and together with Expedia (and its subsidiaries), our two most significant travel partners, accounted for approximately 21% and 22%, respectively, of our consolidated revenue, with nearly all of this revenue recorded within our Hotels and Other segment. If any of our significant travel partners were to cease or significantly curtail advertising on our platform, we could experience a rapid decline in our revenue over a relatively short period of time which would have a material impact on our business. Similarly, if we are unable to identify or expand our relationships with new or existing travel partners, it could harm our ability to attract and engage visitors on our platform.

Our business depends on strong brands and any failure to maintain, protect or enhance our brands could hurt our ability to retain and expand our base of consumers and partners, the frequency with which consumers utilize our products and services and our ability to attract partners. Our ability to maintain and protect our brands depends, in part, on our ability to maintain consumer trust in our products and services and in the quality, integrity, reliability and usefulness of the content and other information found on our platform. If consumers do not view the content on our platform to be useful and reliable, they may seek other sources to obtain the information they are looking for and may not return to our platform as often or at all. We dedicate significant resources to protecting the quality of our content, primarily through our content guidelines, computer algorithms and human moderators that are focused on identifying and removing inappropriate, unreliable or deceptive content.

Media, legal, or regulatory scrutiny of our user content, advertising practices, and other issues may adversely affect our reputation and brand. Negative publicity about our company, including our content, technology and business practices, could diminish our reputation and confidence in our brand, thereby negatively affecting the use of our products and our financial performance. For example, in the past, certain media outlets have alleged that we have improperly filtered or screened reviews, that we have not properly verified reviews, or that we manipulate reviews, ranking and ratings in favor of our advertisers. We expend significant resources to ensure the integrity of our reviews and to ensure that the most relevant reviews are available to our consumers; we do not establish rankings and ratings in favor of our advertisers. Regulatory inquiries or investigations require management time and attention and could result in further negative publicity, regardless of their merits or ultimate outcomes.

In addition, unfavorable publicity regarding, for example, our practices relating to privacy and data protection could adversely affect our reputation with our consumers and our partners. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our user base and result in decreased revenue.

Weak economic conditions, including those that cause declines or disruptions in the travel industry or reduce consumer discretionary spending have, in the past, had a material adverse impact on the Company's

business and financial performance and could have, in the future, a material adverse impact on our businesses, financial performance and the market price of our common stock. Our business and financial performance are affected by the health of the worldwide travel industry, including macroeconomic conditions and events beyond our control. Events beyond our control, such as macroeconomic factors (including tightening of credit markets, elevated levels of inflation, changes in trade policy including the imposition of new or increased tariffs, and declines in consumer confidence), health concerns (including epidemics or pandemics), unusual or extreme weather or natural disasters, travel-related health and safety concerns, restrictions related to travel, trade or immigration policies, regional hostilities or instability (including wars and acts of terror), sources of political uncertainty, foreign policy changes, imposition of taxes or surcharges by regulatory authorities, significant increases in energy costs, labor unrest or travel-related accidents, can disrupt travel globally or otherwise result in declines in travel demand. For example, conflicts between Ukraine and Russia and Israel and Hamas have impacted travel to those regions and the surrounding regions.

Governments worldwide are increasingly implementing restrictive travel policies and enhanced border controls that could limit international mobility. These developments include, but are not limited to, the introduction of digital travel authorization systems and increased visa requirements, enhanced security screening and background check requirements, regional travel blocks and reciprocal entry restrictions, health-related entry requirements and screening protocols, and environmental impact restrictions. These restrictions could reduce travel demand, increase the complexity and cost of international travel, or make certain destinations inaccessible to travelers from specific regions.

Sales of travel and/or leisure products tend to decline or grow more slowly during economic downturns and times of inflation when consumers engage in less discretionary spending, are concerned about unemployment or economic weakness, have reduced access to credit or experience other concerns that reduce their ability or willingness to travel. In addition, the uncertainty of macroeconomic factors and their impact on consumer behavior makes it more difficult to forecast industry and consumer trends, which in turn has in the past and could in the future adversely affect our ability to effectively manage our business. Leisure travel, which accounts for a substantial majority of our current business, is particularly dependent on discretionary consumer spending levels. Economic downturn and adverse market conditions may also negatively impact our partners, our partners' access to capital, cost of capital and ability to meet liquidity needs. These challenges faced in a prolonged economic downturn or deterioration in the travel industry could adversely impact our business, financial performance and share price. The extent and duration of such impacts remain largely uncertain and dependent on future developments that cannot be accurately predicted at this time.

We operate in a competitive global environment and our failure to compete effectively could reduce our market share and harm our financial performance. We compete with different types of companies in the various markets and geographies where we operate, including large and small companies in the travel and leisure space as well as broader service providers. We face competition for content, consumers, advertisers, online travel search and price comparison services and online reservations. We compete globally with both online and offline, established and emerging, providers of travel, lodging, experiences and restaurant reservations and related services. Additionally, there are well-capitalized competitors in the experiences marketplace who have established superior mobile infrastructure, localized supplier relationships, and real-time operational technology in high-growth regions, particularly in Europe and Asia Pacific. These specialized experiences competitors have developed "last-mile" digital tools, such as real-time QR code redemption, instant traveler-operator messaging, and automated timeslot management, that facilitate bookings close to the trip or in-destination. Current and new competitors can launch new services at a relatively low cost. More specifically:

- General OTAs, such as Expedia, Booking, Airbnb, Traveloka, Despegar, Trip.com, and their respective subsidiaries and operating companies;
- Experiences OTAs, such as GetYourGuide, Klook, and TUI Musement;
- Hotel metasearch providers, such as trivago, Kayak and Skyscanner;
- Online search, social media, travel influencers, and marketplace platforms for advertising spend, such as Google, Facebook, X, Pinterest, and Snap;
- Global and regional travel, experiences, and restaurant brands seeking to promote direct bookings;
- Emerging online advertising businesses, such as ad-supported retail and entertainment platforms like Amazon, Spotify, and Walmart;

- AI driven travel curators, such as Travel Plan AI, Aitinerary, Wonderplan, Roam Around and similar websites;
- Traditional offline travel agencies; and
- Global and regional restaurant technology providers for reservation management and related services, such as OpenTable, Resy, and Tock.

There has been a proliferation of new channels through which service providers can offer accommodations, experiences and restaurant reservations. Metasearch services may lower the cost for new companies to enter the market by providing a distribution channel without the cost of promoting the new entrant's brand to drive consumers directly to its website. Some of our competitors offer a variety of online services and, in some cases, are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. Many of our competitors have significantly greater financial, technical, marketing and other resources and have more expertise in developing online commerce and facilitating internet traffic as well as larger client bases. They also have the ability to leverage other aspects of their business to enable them to compete more effectively.

In addition, Google and other large, established companies with substantial resources and expertise have launched travel or travel-related search, metasearch and/or reservation booking services and may create additional inroads into online travel. Many of our competitors continue to expand their voice and AI capabilities, which may provide them with a competitive advantage in travel. If specialized competitors leverage superior AI-driven personalization, semantic search, or more effective localized loyalty programs to capture tech-savvy Gen Z and Millennial travelers, our market share and revenue in the Experiences segment may be adversely affected.

We compete with certain companies that we also do business with, including certain of our travel partners and related parties. The consolidation of our competitors and travel partners may affect our relative competitiveness and our travel partner relationships. Competition and consolidation could result in higher traffic acquisition costs, reduced margins on our advertising services, loss of market share, pricing pressure, reduced customer traffic to our platform and reduced advertising by travel companies on our platform.

We rely on information technology to operate our business and remain competitive, and any failure to adapt to technological developments or industry trends could harm our businesses. Our future success depends on our ability to continuously improve and upgrade our systems and infrastructure to meet rapidly evolving consumer trends and demands while at the same time maintaining the reliability and integrity of our systems and infrastructure. We may not be able to maintain or replace our existing systems or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. We may not be successful, or as successful as our competitors, in developing technologies and systems that operate effectively across multiple devices and platforms in a way that is appealing to our consumers.

The markets in which we operate are characterized by rapidly changing technology, evolving industry standards, frequent new service announcements and enhancements, and changing consumer demands and preferences. Our future success will also depend on our ability to adapt to emerging technologies such as tokenization; chatbot; new authentication technologies, such as biometrics, distributed ledger and blockchain technologies; new and emerging payment methods, such as Alipay, Paytm and WeChat Pay; AI; virtual and augmented reality; and cloud technologies. For example, we incorporate AI in certain of our operations. In July 2023, we launched an AI-powered travel itinerary generator which creates personalized travel itineraries using OpenAI's generative AI technology. AI-generated content and recommendations may contain errors, biases, "hallucinations" (fabrication of facts), or inappropriate content that could damage our brand reputation and user trust. The use of AI presents risks and challenges because in some instances we may make use of third-party foundational models that have been pre-trained on data which may be insufficient, erroneous, stale, contain biased information, or infringe IP rights. Additionally, the output produced by these models may be inaccurate, misleading, discriminatory, offensive, illegal or otherwise harmful. Such risks are heightened if we or third-party developers or vendors lack sufficient responsible AI development or governance practices. These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm. In addition, there is no guarantee that our itinerary generator or other AI-focused initiatives will be competitive or attract more consumers to our platform.

The emergence of alternative or new devices and the emergence of niche competitors who may be able to optimize products, services or strategies for such platforms will require additional investments in technology. New developments in other areas could also make it easier for competitors to enter our markets due to lower up-front

technology costs. Many of our competitors, including major technology companies, are developing or deploying AI-powered travel planning and booking tools that could reduce reliance on traditional travel platforms. We may not be able to keep up with these rapid changes and our ability to integrate and develop new and evolving technologies will require increased financial and personnel investments that could have an adverse impact on our operations unless and until we achieve expected return on these investments. Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services and platform to evolving industry standards and local preferences, and to continually innovate and improve the performance, features, and reliability of our services and online platforms in response to competitive service offerings and the evolving demands of the marketplace.

If we are unable to adapt to the evolving demands of our customers, we may not remain competitive, and our business and financial performance could suffer. Our competitors are continually developing innovations in services and features. As a result, we are continually working to improve the user experience on our platform in order to engage our consumers and drive user traffic and conversion rates for our partners and provide our business partners with the tools they need to succeed. We have invested, and expect to continue to invest, significant resources in developing and marketing these innovations. We can give no assurances that the changes we make will yield the benefits we expect and will not have unintended or adverse impacts. If we are unable to continue offering innovative products and services and quality features that customers want to use, existing customers may become dissatisfied and use competitors' offerings and we may be unable to attract additional customers, which could adversely affect our business and financial performance.

Our dedication to making the consumer experience our highest priority may cause us to prioritize rapid innovation and consumer experience over short-term financial results. We strive to create the best experience for our consumers. We believe that in doing so we will increase our traffic conversion (i.e., visitors converting into clicks and/or bookings), revenue and financial performance. We have taken actions in the past, and may continue to take actions in the future, that have the effect of reducing our short-term financial results if we believe the actions benefit the overall consumer experience. These decisions may not produce the long-term benefits we expect, new or enhanced products may fail to engage consumers and/or we may be unsuccessful in our efforts to monetize these initiatives, in which case our relationships with consumers and partners, and our business and financial performance could be harmed.

We are dependent upon the quality of traffic in our network to provide value to our partners, and any failure in our ability to deliver quality traffic and/or the metrics to demonstrate the value of the traffic could have a material and adverse impact on the value of our platform to our partners and adversely affect our revenue. We use technology and processes to monitor the quality of the internet traffic that we deliver to our partners and have identified metrics to demonstrate the quality of that traffic and identify low quality clicks such as non-human processes, including robots, spiders, the mechanical automation of clicking and other types of invalid clicks or click fraud. Even with such monitoring in place, there is a risk that a certain amount of low-quality traffic will be delivered to such online advertisers. The proliferation of AI technologies could significantly impact the quality of traffic to our platform and we face increasing risks related to automated and artificial traffic generation. Such low-quality or invalid traffic may be detrimental to our relationships with partners and could adversely affect our advertising pricing and revenue.

We rely on assumptions and estimates and data to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business. Certain metrics are key to our business; as both the industry in which we operate and our businesses continue to evolve, so too might the metrics by which we evaluate our businesses. While the calculation of the metrics we use is based on what we believe to be reasonable estimates, our internal tools are not independently verified by a third-party and have a number of limitations; furthermore, our methodologies for tracking these metrics may change over time. For example, a single person may have multiple accounts or browse the internet on multiple browsers or devices, some consumers may restrict our ability to accurately identify them across visits, some mobile apps automatically contact our servers for regular updates with no user action, and we are not always able to capture user information on our platform. As such, the calculations of our unique users may not accurately reflect the number of people actually visiting our platform. If the internal tools we use to track these metrics under-count or over-count performance or contain algorithms or other technical errors, the data we report may not be accurate. We continue to improve upon our tools and methodologies to capture data; however, the improvement of our tools and methodologies could cause inconsistency between current data and previously reported data, which could confuse investors or lead to questions about the integrity of our data. Finally, we may, in the future, identify new or other metrics that enable us to more accurately evaluate our business. Accordingly, investors should not place undue reliance on these metrics.

Our future success depends on the performance of our key employees and our ability to attract, retain and engage senior management and a highly skilled workforce. We heavily rely on the continued service and performance of our management team, which provides leadership, contributes to the core areas of our business and helps us to efficiently execute on mission, vision and strategic initiatives. Over the last few years, we have made several changes to our senior leadership group. If we are unable to retain members of our senior management team, including our executive leadership, we may not be able to manage our business effectively and, as a result, our business and operating results could be harmed. If the senior management team fails to work together effectively and to execute our plans and strategies on a timely basis, then our business and future growth prospects could be harmed.

In addition, workforce reductions can result in the loss of institutional knowledge, dampen employee morale, and make it more difficult for us to attract and retain the highly skilled employees required to execute our strategy. The success of our operations and the quality of our services are also highly dependent on our ability to attract, retain and engage skilled personnel. For employees, we compete with companies that have far greater financial resources than we do as well as companies that promise short-term growth opportunities and/or other benefits. If we do not succeed in attracting a well-qualified workforce or retaining or motivating existing talent, our business would be adversely affected.

We may not realize the expected benefits of our November 2025 restructuring plan, and the restructuring may disrupt our business. In November 2025, we announced a restructuring plan designed to support the Company's strategic priorities and initiatives. The plan includes a significant global workforce reduction and other targeted expense reductions. Many departing employees possess deep institutional knowledge of our complex technology systems, supplier relationships, and marketplace dynamics. The reduction in workforce could negatively impact our ability to respond to customer needs, maintain our internal controls, or execute on strategic initiatives. The public nature of the workforce reduction may impair our ability to recruit top talent, particularly in competitive markets for engineers and product managers. Competitors may target our remaining employees, leading to additional voluntary attrition beyond the planned reduction.

We may encounter unforeseen costs or operational disruptions. If the restructuring results in significant disruption to our operations or unforeseen costs, our business and financial results could be materially adversely affected. Finally, there can be no assurance that any restructuring activities that we have undertaken or will undertake in the future will be completed or, in the event that they are completed, will achieve the operating efficiencies or other benefits that we may initially expect.

The composition of our work force, in terms of geographic location, in person or remote and full-time employees or contingent workers, creates challenges and risks and failure to properly manage those risks could have a negative impact on our business. In response to the COVID-19 pandemic, much of our work force began working remotely and continue to work remotely today. In addition, our work force has increasingly shifted outside the U.S. and to contingent workers versus full-time employees. Managing a remote and independent work force can give rise to cybersecurity, legal and regulatory issues and training and compliance issues, as well as create operational or other challenges, any of which could harm our business. For example, our workers are classified as either employees or non-employees (including as contingent workers or agency workers). Our employees in the U.S. are classified as either exempt from overtime or non-exempt (and therefore overtime eligible) and if we are found to have misclassified employees including as contingent workers, agency workers or contingent workers, agency workers or non-exempt employees as exempt, we could face penalties and have additional exposure under U.S. federal and state tax, workers' compensation, unemployment benefits, labor, employment and tort laws, as well as similar international laws, including for prior periods, as well as potential liability for employee overtime and benefits and tax withholdings.

Our growth and the execution of our strategic priorities may depend on mergers, acquisitions, dispositions, investments, and significant commercial arrangements, which could present new challenges and risks and disrupt our ongoing business. We have acquired, invested in and/or entered into significant commercial arrangements with a number of businesses in the past. As we pursue our strategic and financial priorities, including the realignment of our operating model to become an experiences-first company and explore strategic alternatives for shareholder value creation, our future growth may depend, in part, on future mergers, acquisitions, dispositions, investments, or commercial arrangements. Such endeavors have in the past and may in the future involve significant risks and uncertainties, including, but not limited to, the following:

- Costs incurred to identify, pursue and fund these endeavors that may or may not be successful and may limit other potential uses of cash;
- Diversion of management's attention or other resources from our existing business;
- Difficulties encountered and/or expenses incurred in connection with the pursuit and execution of these transactions;
- Assumption of debt and liabilities, including costs associated with litigation, cybersecurity risks, and other claims;
- Limited management or operational control and heightened reputational risk with respect to minority investments;
- Entrance into markets in which we have no prior experience;
- Amortization expenses related to acquired intangible assets and other adverse accounting consequences; and
- Adverse market reaction to the transaction.

We have in the past invested, and may in the future invest, in privately-held companies. Such investments are inherently risky and our ability to liquidate any such investments is typically difficult. Valuations of such privately-held companies are inherently complex and uncertain due to the lack of liquid market for the companies' securities. We cannot assure you that these investments will be successful or that such endeavors will result in the realization of the synergies, cost savings, value creation and innovation that may be possible within a reasonable period of time, if at all. We could lose the full amount of our investments; any impairment of our investments could have a material adverse effect on our financial results.

Risks Related to Legal and Regulatory Matters

Our experiences marketplace business require payment institution licenses in the UK and EU, and failure to maintain compliance with PSD2 and payment regulations could force us to suspend operations in these critical markets. Our marketplace activities in the United Kingdom and European Union ("EU"), require us to obtain and maintain payment institution licenses under the Payment Services Directive Two ("PSD2") and related national regulations. PSD2 governs entities performing defined 'payment services' in EU member states and, following Brexit, in the UK. To maintain our payment licenses, we must comply with extensive regulatory requirements including minimum capital requirements and financial resource calculations, safeguarding customer funds according to prescribed methodologies, governance structures and internal controls meeting regulatory standards, consumer disclosure and transparency obligations, transaction reporting and audit requirements, timing and settlement rules for payment processing, anti-money laundering ("AML") and counter-terrorist financing ("CTF") controls, cybersecurity and operational resilience standards, and cooperation with regulatory examinations and requests.

We have obtained payment institution licenses in both the UK and EU. However, maintaining compliance is complex, costly, and subject to evolving regulatory interpretation. If regulators determine that we have violated PSD2 requirements, we could face fines, restrictions on our business activities, suspension or revocation of our payment licenses, or even criminal liability for senior management. Loss of payment licenses would force us to immediately cease processing payments for experiences in the UK and EU, which would effectively shut down our marketplace operations in these markets. Payment regulations continue to evolve, with new requirements being imposed related to Strong Customer Authentication, open banking, digital wallets, and cryptocurrency. We may need to make costly system changes or operational adjustments to maintain compliance as regulations evolve. We may also be deemed to be engaged in money transmission or similar regulated activities in other jurisdictions beyond the UK and EU, including U.S. states. If we are found to be operating without required licenses in these jurisdictions, we could face significant fines, penalties, and operational restrictions. Any suspension of our payment processing capabilities or licensing status in these markets would have a severe material adverse effect on our business, financial condition, and results of operations.

We are subject to risks associated with processing payment transactions and failure to manage those risks may subject us to fines, penalties and/or additional costs and could have a negative impact on our business. We accept payments from consumers and our business partners using a variety of methods, including credit, debit and invoicing. We rely on third parties to provide certain payment methods and payment processing services and our business could be disrupted if these companies become unwilling or unable to provide these services to us. We are subject to laws, regulations and compliance requirements relating to payments, international money transfers, privacy and information security and anti-money laundering, including obligations to implement enhanced authentication processes. We are also subject to payment card association operating rules, including data security rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply or if our data security systems are breached or compromised, we may be liable for card issuing banks' costs, subject to fines, penalties and higher transaction fees, and/or lose our ability to accept credit and debit card payments, process electronic funds transfers, or facilitate other types of online payments. In addition, for certain payment methods, including credit and debit cards, we pay interchange and other fees and we are subject to receivable holdbacks, which may increase over time and raise our operating costs and lower profitability.

It is possible that we could become subject to regulatory enforcement or other proceedings in those states or other jurisdictions with money transmission, or other similar statutes or regulatory requirements, including an EU member state, related to the handling or moving of money, which could in turn have a significant impact on our business, even if we were to ultimately prevail in such proceedings. If we are ultimately deemed to be in violation of one or more money transmitter or other similar statutes or regulatory requirements related to the handling or moving of money in the U.S., the EU or other jurisdictions, we may be subject to the imposition of fines or restrictions on our business, our ability to offer some or all of our services in the relevant jurisdiction may be suspended, and we may be subject to civil or criminal liability and our business, results of operations and financial position could be materially adversely affected.

We are a global company that operates in many different jurisdictions inside and outside the U.S. and these operations expose us to additional risks. Many regions have different economic conditions, languages, currencies, legislation, regulatory environments, levels of political stability, and consumer expectations. We are subject to risks typical of global businesses, including, but not limited to, the following:

- Compliance with additional laws and regulations, including but not limited to, those regarding data privacy, AI, labor and employment, advertising, anti-competition and tax;
- Difficulties in managing our human capital and operations due to distance, time zones, language, status as an independent contractor or agency worker versus employee and cultural differences;
- Restrictions on repatriation of cash and on investments in operations;
- Uncertainty regarding liability for services, content and intellectual property rights;
- Increased risk and limits on enforceability of intellectual property rights;
- Diminished ability to legally enforce contractual rights;
- Currency exchange rate fluctuations;
- Economic or political instability or laws involving economic or trade prohibitions, sanctions or travel restrictions; and
- Threatened or actual acts of terrorism.

Our strategy includes continued expansion in existing markets and potentially new markets. In addition to the risks mentioned above, international markets have strong local competitors with established brands and service providers or relationships that may make expansion in certain markets difficult and costly and take more time than anticipated. In some markets, legal and other regulatory requirements may prohibit or limit participation by foreign businesses, such as by making foreign ownership or management of internet or marketplace businesses illegal or difficult or may make direct participation in those markets uneconomic, which could make our entry or expansion in those markets difficult or impossible, require that we work with a local partner or result in higher operating costs. If we are unsuccessful in expanding in existing and potentially new markets and effectively managing that expansion, our business and financial results could be adversely affected.

We are regularly a party to or subject to claims, lawsuits, government investigations, and other proceedings which may result in adverse outcomes and, regardless of the outcome, result in legal costs, diversion of management resources, injunctions or damage awards, and other negative results. It is possible that a resolution

of one or more such proceedings could result in substantial damages, fines, penalties or outcomes that could adversely affect our business, financial results or financial position. These proceedings could also result in reputational harm, criminal sanctions or consent decrees, the release of confidential information or orders preventing us from offering certain features, functionalities, products, or services, requiring a change in our business practices. Any of these consequences could adversely affect our business and financial results. Further, legal proceedings could affect our relationships with partners. While the Company maintains insurance coverage for certain types of claims, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise and the defense of these actions has been, and will likely continue to be, both time consuming and expensive and the outcomes of these actions cannot be predicted with certainty.

A failure to comply with existing or new laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business or financial results. Our business and financial results could be adversely affected by unfavorable changes in, or interpretations of, existing laws, rules and regulations, or by new laws, rules and regulations applicable to us and our business, including those governing tourism, online content and digital services, online marketplaces and payment services, consumer protection (including rules specific to online platforms and intermediaries), data (including AI), privacy and security, intellectual property, and labor and employment. These laws and regulations continue to evolve, and there are, and will likely continue to be, an increasing number of laws and regulations pertaining to internet and online commerce and payments, cybersecurity and privacy, AI and algorithmic decision-making, and liability for information retrieved from or transmitted over the internet, online editorial and user-generated content, behavioral targeting and online advertising and liability for third-party activities. The use of AI in our operations also subjects us to evolving regulations and potential liability related to algorithmic decision-making, automated content generation, and AI governance requirements. Furthermore, as we undergo a realignment to an experiences-led marketplace, we face increased regulatory scrutiny regarding the safety and quality of the third-party operators listed on our platforms. In many jurisdictions, regulators are considering or have adopted "platform liability" laws that could hold marketplaces liable for the safety incidents or deficiencies of third-party service providers. Any such legislation could significantly increase our insurance costs and legal exposure. Likewise, the SEC, Department of Justice ("DOJ") and Office of Foreign Assets Control ("OFAC"), as well as foreign regulatory authorities, have continued to increase the enforcement of economic sanctions, trade regulations, and anti-money laundering laws across industries. Operating in this dynamic regulatory environment requires significant management attention and financial resources. As regulations continue to evolve and regulatory oversight continues to increase, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities. The failure of our businesses to comply with these laws and regulations could result in fines and/or proceedings against us by governmental agencies, regulatory authorities, courts and/or consumers, which, if material, could adversely affect our business and financial results.

The promulgation of new laws, rules and regulations, or new interpretations of existing laws, rules and regulations, could require us to change certain aspects of our business, operations and relationships to ensure compliance, which could decrease demand for services, reduce revenues, increase costs and/or subject the Company to additional liabilities. For example, many jurisdictions have adopted, and many jurisdictions are considering adopting, privacy rights and consumer protections for their residents, which legislation will continue to change the landscape for the use and protection of data and could increase the cost and complexity of delivering our services. Unfavorable changes could limit our marketing methods and capabilities, decrease demand for our products and services, impede development of new products, require significant management time, increase costs and/or subject us to additional liabilities. Violations of these laws and regulations could result in penalties, criminal sanctions and/or negative publicity against us, our officers or our employees and/or restrictions on the conduct of our business. Regardless of election results in any particular state or country, it is unknown to what extent new legislation will be passed into law or pending or new regulatory proposals will be adopted, or the effect that such passage or adoption will have, positively or negatively, on our business.

We face risks related to our intellectual property. We rely on content, brands and technology, much of which is proprietary. We protect our content, brands and technology by, among other things, a combination of maintenance and enforcement of registered and unregistered intellectual property rights (e.g. trademarks, copyrights, domain names, and trade secrets), technological solutions and contractual protections. Even with these precautions, it may be possible for another party to copy or otherwise obtain and use our intellectual property, without authorization or to independently develop similar content, brands or technology. Any misappropriation or violation of our rights could have a material adverse effect on our business.

Effective intellectual property protection may not be available in every jurisdiction in which our platform or services are made available and policing unauthorized use of our intellectual property can be difficult and expensive. Therefore, in certain jurisdictions, we may be unable to adequately protect our intellectual property against unauthorized third-party copying or use. We cannot be sure that the steps we have taken will prevent misappropriation or infringement of our intellectual property. Furthermore, we may need to go to court or other tribunals in order to enforce our rights or the proprietary rights that we have lawfully obtained from others. These proceedings might result in substantial costs and diversion of resources and management attention, and we cannot accurately predict the likelihood of success in such proceedings. Our failure to protect our intellectual property in an effective manner could have a material adverse effect on our business.

We currently license some of the intellectual property displayed on our platform from third parties. As we continue to introduce new services that incorporate new intellectual property, we may be required or elect to license additional intellectual property. We cannot be sure that such licenses will be available on commercially reasonable terms, if at all. Our business and some of our products rely on or include software licensed from third parties, including open source licenses. In order to remain in compliance with the terms of our licenses, we monitor and manage our use of third-party software, including both proprietary and open source license terms to avoid subjecting our products and services to conditions we do not intend, such as the licensing or public disclosure of our intellectual property without compensation or on undesirable terms.

From time to time, in the ordinary course of our business, we have been subject to, and are currently subject to, legal proceedings and claims relating to third-party intellectual property rights, often related to user-generated content, and we expect that third parties will continue to assert intellectual property claims against us, particularly as we expand the complexity and scope of our platform and services. Successful intellectual property claims against us could result in significant monetary liability or prevent us from operating our business, or portions of our business, or require us to change business practices or develop non-infringing intellectual property, which could require significant effort and expense. In addition, resolution of claims may require us to obtain releases or licenses to use intellectual property assets belonging to third-parties, which may be expensive to procure, or possibly to cease using those assets altogether. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

Greenhouse gas emissions and climate change may have long-term impacts on the travel industry that could affect our business. The long-term effects of climate change on the global economy and our industry are unclear, but potential impacts include increased frequency and severity of extreme weather events, damage or reduced reliability of transportation and tourism infrastructure, and reduced visibility of certain destinations due to severe heat or cold, flooding, rising sea levels, or ocean acidification. These developments could alter travel demand patterns, increase operating costs for us and our partners, and negatively affect our revenue and profitability. Shifts in consumer preferences and governmental policy developments may further disrupt travel behavior and adversely affect our business. Additionally, growing concerns about climate change have led, and are likely to continue to lead, to increased legal and regulatory measures aimed at reducing environmental impacts, such as regulations on greenhouse gas emissions, alternative energy policies, and various sustainability initiatives. If these laws or regulations become more stringent than those currently in place, we may face greater compliance obligations and higher associated costs. For instance, under the EU's Corporate Sustainability Reporting Directive ("CSRD"), we will be required to provide specific disclosures in 2026 regarding our environmental impacts, risks, and opportunities for the year 2025, which may necessitate changes to our current methods for collecting environmental-related data. Moreover, as environmental, social, and governance-related regulations continue to expand and become more complex at the global level, we may need to adjust our business operations and supply chain management practices to remain compliant, which could have a material adverse effect on our business, financial condition, or operating results.

Increased focus on environmental, social, and governance ("ESG") matters and our inability to meet expectations with respect to ESG may have an adverse impact on our reputation, employee retention and business. Certain institutional, individual, and other investors, consumers, employees and other stakeholders consider ESG practices when making investment and business decisions and may choose not to invest in or partner with us if they believe our policies and actions relating to ESG are inadequate. At the same time, organizations implementing ESG programs may face pushback from ESG opponents, anti-ESG legislation or regulation, and negative public reactions, any of which could impact our standing and financial performance. As ESG frameworks and reporting standards continue to develop, evolve and diverge across jurisdictions, we may incur additional costs and devote significant management time to ESG monitoring, data collection, and reporting. Our efforts may not

satisfy all stakeholders and could expose us to reputational harm, private litigation, or stockholder actions, and could negatively affect our ability to attract or retain employees, customers, and investors.

Risks Related to Information Security, Cybersecurity and Data Privacy

Our processing of personal information and other data subjects us to risks and laws and regulations and could give rise to cyberattacks and other risks, including damage to our reputation and value of our brands. Respecting user privacy and protecting personal information is essential to maintaining consumer, partner and service provider confidence in our services and brands. We are subject to a variety of laws in the U.S. and abroad regarding privacy and the processing and protection of personal information, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other existing laws. Comprehensive and varying state and international privacy laws would increase the complexity and cost of our compliance efforts and may heighten our exposure to enforcement actions and other liability for noncompliance.

All of these rapidly evolving compliance and operational requirements impose significant costs, which are likely to increase over time, such as costs related to organizational changes, implementing additional protection technologies, training the workforce and engaging consultants and legal advisors. In addition, such requirements may obligate us to modify our data processing practices and policies, utilize management's time and/or divert resources from other initiatives and projects. Implementing and complying with these laws and regulations may be more costly or take longer than we anticipate, or could otherwise affect our operations. Any failure or perceived failure by us to comply with our data, privacy and information security policies, privacy-related obligations to consumers or other third parties, or privacy-related legal obligations, may result in fines, litigation or governmental enforcement actions that could harm our reputation and cause our consumers and partners to lose trust in us, any of which could have an adverse effect on our business, brands, market share and financial results.

System security issues, data protection breaches, cyberattacks and system outage issues could disrupt our operations or services provided to our consumers, and any such disruption could damage our reputation and adversely affect our business, financial results and share price. Our reputation and ability to attract, retain and service our consumers and partners is dependent upon the reliable performance and security of our computer systems and those of third parties we utilize in our operations. Significant security issues, data breaches, cyberattacks and outages, interruptions or delays, in our systems or third-party systems upon which we rely, could impair our ability to display content or process transactions and significantly harm our business. Breaches of our security measures and those of our partners or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or personal, sensitive or confidential data about us, our consumers or our partners, could expose us, our consumers and partners to a risk of loss or misuse of this information, damage our brand and reputation or otherwise harm our business and financial performance and could result in government enforcement actions and litigation and potential liability for us. The costs of enhancing infrastructure to attain improved stability and redundancy may be time consuming and expensive and may require resources and expertise that are difficult to obtain. In addition, to the extent that we do experience a data breach, remediation may be costly and we may not have adequate insurance to cover such costs.

We and our third party partners and vendors are at constant risk of cyber-attacks or cyber intrusions via viruses, worms, break-ins, malware, ransomware, phishing attacks, hacking, denial-of-service attacks or other attacks and similar disruptions from the unauthorized use of or access to computer systems (including from internal and external sources) that attack our products or otherwise exploit any vulnerabilities in our systems or those of our third party partners and vendors, or attempt to fraudulently induce our workforce, consumers, third party partners and vendors or others to disclose passwords or other sensitive information or unwittingly provide access to our systems or data. Our increased use of AI products may create new attack methods for adversaries. These types of incidents continue to be prevalent and pervasive across industries, including in our industry, and such attacks on our systems have occurred in the past and are expected to occur in the future. In addition, we expect the amount and sophistication of the perpetrators of these attacks to continue to expand, which could include nation-state actors. Any such incident could lead to interruptions, delays or website outages, causing loss of critical data or the unauthorized disclosure or use of personally identifiable or other confidential information. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the system. We have in the past and may in the future need to expend significant resources to protect against security breaches or to investigate and address problems caused by cyber or other security problems. There are no assurances that our programs and actions taken to protect against security breaches or to investigate and

address problems related to cyber or other security problems will be sufficient to prevent or limit the impact of any cyber intrusion or similar security incident or attack. Failure to adequately protect against incidents, attacks or intrusions, whether for our own systems or systems of vendors, could expose us to security breaches that could have an adverse impact on our financial performance. Our business policies and internal security controls may not keep pace as new threats and regulations emerge in jurisdictions worldwide.

Much of our business is conducted with third-party partners and vendors. A security breach at such a third-party could be perceived by consumers as a security breach of our systems and could result in negative publicity or reputational damage, expose us to risk of loss or litigation and subject us to regulatory penalties and sanctions. In addition, such incidents may also result in a decline in our user base and client base or engagement levels.

Media coverage of data breaches and public exposure of consumer data rights has increased, in part because of the rise of enforcement actions, investigations and lawsuits. Similarly, the increase in privacy activist groups is likely to give rise to further scrutiny, investigative actions and publicity. Security breaches or the perceived threat of a breach or perceived breach could result in interruptions in service, negative publicity, damage to reputation, cause our users, suppliers and/or partners to cease doing business with us or do business with us less frequently, expose us to risk of loss and possible liability due to lawsuits, enforcement actions, investigations, regulatory penalties and sanctions. As this focus and attention on privacy and data use increases, we also risk exposure to potential liabilities and costs resulting from the compliance with, or any failure to comply with, applicable legal requirements, conflicts among these legal requirements or differences in approaches to privacy and security. Security breaches could also cause travelers and consumers to lose confidence in our data security, which would have a negative effect on the value of our brand.

We rely upon Amazon Web Services ("AWS") to operate certain aspects of our business and any disruption, interruptions, delays in service or inability to increase capacity, including internationally, of the AWS operation could impair the use or functionality of our websites, harm our business and subject us to liability. AWS provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a "cloud" computing service. Our systems infrastructure for our branded websites is in a "hybrid-cloud" configuration, which is partially hosted by AWS. Any outage or failure of such data centers could negatively affect the branded websites connectivity and performance. Any damage to, or failure of, our systems infrastructure for the branded websites, or those of our third-party providers, could interrupt or hinder the use or functionality of our services. If the security of the AWS infrastructure is compromised or believed to have been compromised, our business, results of operations and financial condition could be adversely affected. It is possible that our customers and potential customers would hold us accountable for any breach of security affecting the AWS infrastructure and we may incur significant liability from those customers and from third parties with respect to any breach affecting AWS systems. Because our agreement with AWS limits AWS' liability for damages, we may not be able to recover a material portion of our liabilities to our customers and third parties from AWS. Customers and potential customers may refuse to do business with us because of the perceived or actual failure of our cloud offering as hosted by AWS and our operating results could be harmed. Because we cannot easily transition our AWS operations to another cloud provider, any disruption, interruptions, delays in service or inability to increase capacity, including internationally, of the AWS operation could adversely affect our business and results of operations.

Evolving regulations, guidance, policies and practices on the use of "pixels," "cookies" and similar tracking technologies could negatively impact the way we do business. Pixels, cookies and other similar technologies are common tools used by websites and apps, including ours, to store or gather information, improve site security, improve and personalize the customer experience, market to consumers and increase conversion. Many states and countries have adopted data privacy laws and regulations governing the use of cookies and other similar tracking technologies by websites and app developers. Related, we are seeing App store providers issue policies governing developers' use and disclosure of software development kits and similar tracking technologies. Recent industry trends have included litigation by individual and class action plaintiffs focused on the use of such tracking technologies pursuant to laws on cookie usage as well as wiretapping, surveillance and alleged invasions of privacy. Such regulations and litigation trends could limit our ability to serve certain customers in the manner we currently do, including with respect to certain online activities, including advertising, retargeting or personalized advertising, impair our ability to improve and optimize performance on our platform, negatively affect a consumer's experience using our platform, which, in turn, could negatively impact our business.

Equally, privacy has been the impetus behind a move towards a cookie-less online ecosystem which poses a potential risk to our data practices and online advertising strategy.

Risks Related to Financial Matters

We may fail to meet our publicly announced guidance or other expectations about our business and future operating results, which could cause our stock price to decline. From time to time, we release earnings guidance in our quarterly and annual earnings conference calls, quarterly and annual earnings releases, or otherwise, regarding our future performance that represents our management's estimates as of the date of release. This guidance includes forward-looking statements based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that are based on information known when they are issued, and, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies relating to our business, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. Guidance is necessarily speculative in nature, and some or all of the assumptions underlying the guidance furnished by us may not materialize or may vary significantly from actual outcomes. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon our guidance in making an investment decision regarding our common stock.

Our financial results are difficult to forecast; they have fluctuated in the past and will likely fluctuate in the future. Our financial results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- Our ability to maintain and grow our consumer base and to increase user engagement;
- Increases in marketing, sales and other expenses that we will incur to grow and expand our operations and to remain competitive;
- Fluctuations in the marketing spend of our travel partners due to seasonality, global or regional events or other factors;
- User behavior or product changes that may reduce traffic to features or products that we successfully monetize;
- System failure or outages, which would prevent us from serving ads for any period of time;
- Breaches of security or privacy and the costs associated with any such breaches and remediation;
- Fees paid to third parties for content or promotion of our products and services;
- Adverse litigation judgments, settlement or other litigation related costs;
- Changes in the legislative or regulatory environment or engagement by regulators;
- Changes in tax laws, which may significantly affect our tax rates and taxes due;
- Tax obligations that may arise from resolutions of tax examinations that may materially differ from the amounts we have anticipated;
- Fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;
- Changes in U.S. GAAP; and
- Changes in global business and macroeconomic conditions.

As a result, you should not rely upon our quarterly financial results as indicators of future performance.

If we are unable to successfully maintain effective internal control over financial reporting, investors may lose confidence in our reported financial information and our business and our share price may be adversely impacted. As a public company, we are required to maintain internal control over financial reporting and our management is required to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year. If we are not successful in maintaining effective internal control over financial reporting, there could be inaccuracies or omissions in the financial information we file with the SEC. Additionally, even if there are no inaccuracies or omissions, we could be required to publicly disclose our management's conclusion that our internal control over financial reporting or disclosure controls and procedures are not effective. These events could cause investors to lose confidence in our reported financial information, result in increased costs to remediate any deficiencies, attract regulatory scrutiny or lawsuits that could be costly to resolve and distract management's attention, limit our ability to access the capital markets, adversely impact our stock price, or cause our stock to be delisted from The Nasdaq or any other securities exchange on which we are then listed.

We have indebtedness which could adversely affect our business and financial condition. With respect to the 2026 Senior Notes and Term Loan B Facility (each defined later in this Annual Report), we are subject to risks relating to our existing or potential indebtedness that include:

- Requirement to dedicate a portion of our cash flow to principal and interest payments, thereby reducing the availability of cash to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;
- Difficulties to optimally capitalize and manage the cash flow for our businesses;
- Possible competitive disadvantage compared to our competitors that have less debt;
- Limitations on our ability to borrow additional funds on acceptable terms or at all; and
- Exposure to increased interest rates to the extent our outstanding debt is subject to variable rates of interest.

Failure to comply with the various covenants contained in our Credit Agreement under the Credit Facility (each defined later in this Annual Report) could have a material adverse effect on our business. The various covenants contained in the Credit Agreement include those that limit our ability to, among other things:

- Incur indebtedness;
- Grant additional liens;
- Make certain investments, acquisitions, dispositions, distributions and other payments;
- Pay dividends on, redeem or repurchase our capital stock;
- Effect share repurchases;
- Effect investments;
- Enter into secured financing arrangements;
- Enter into sale and leaseback transactions; and
- Enter into unrelated businesses.

These covenants may limit our ability to optimally operate our business. The Credit Facility contains customary events of default and modifies the cross-default provision so that the Term Loan B Facility includes a customary cross-acceleration event of default with respect to one another. If an event of default occurs and is continuing, then, among other things, the lenders under the Credit Facility and/or the Term Loan B Facility, as applicable, may declare any outstanding Credit Facility and/or Term Loan B Facility obligations, as applicable, to be immediately due and payable and exercise their rights and remedies against the collateral.

We are subject to risks relating to our 2026 Senior Notes. If any of the conditions to the conversion of the 2026 Senior Notes is satisfied, then we may be required under applicable accounting standards to reclassify the liability carrying value of the 2026 Senior Notes as a current, rather than a long-term, liability, thereby materially reducing our reported working capital. This reclassification could be required even if no noteholders exchange their 2026 Senior Notes. Holders of our 2026 Senior Notes may convert the 2026 Senior Notes after the occurrence of certain dates or events. Settlement of the 2026 Senior Notes could adversely affect our liquidity. In addition, any failure to comply with the restrictions of our Credit Facility, Term Loan B Facility, or our 2026 Senior Notes may result in an event of default under the agreements governing such debt instruments and such default may allow the creditors to accelerate the debt incurred thereunder.

We are subject to risks relating to the Capped Calls. In connection with the issuance of the 2026 Senior Notes, we entered into privately negotiated capped call transactions (the "Capped Calls") to reduce potential dilution to our common stock and/or offset cash payments we must make in excess of the principal amount, in each case, upon any conversion of the 2026 Senior Notes, with such offset subject to a cap. We are subject to the risk that one or more of the hedge counterparties may default under the Capped Calls. If any of the hedge counterparties become subject to insolvency proceedings, we will become an unsecured creditor with a claim equal to our exposure at that time under our transactions with such counterparties. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in the market price and in the volatility of our common stock. In addition, upon a default by a hedge counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock.

We may have future capital needs and may not be able to obtain additional financing on acceptable terms. Pursuant to the Credit Facility, we agreed to pledge substantially all of our assets, including the equity interests of our subsidiaries. This agreement also includes restrictive covenants that may limit our ability to secure additional

financing in the future on favorable terms, if at all. Our ability to secure additional financing will also depend upon our future operating performance, which is subject to then prevailing general economic and credit market conditions, and financial, business and other factors, many of which are beyond our control.

Risks Related to Tax Matters

Our effective income tax rate is impacted by a number of factors that could have a material impact on our financial results and could increase the volatility of those results. Due to the global nature of our business, we are subject to income taxes in the U.S. and other foreign jurisdictions. In the event we incur taxable income in certain jurisdictions but incur losses in other jurisdictions, we generally cannot offset the income from one jurisdiction with the loss from another. This lack of flexibility could affect our effective income tax rate. Furthermore, significant judgment is required to calculate our worldwide provision for income taxes and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our future income tax rates could be affected by a number of matters outside of our control, including but not limited to changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets or accounting for share-based compensation. If our effective income tax rates were to increase, our financial results and cash flows would be adversely affected.

Application of U.S. state and local or international tax laws, changes in tax laws or tax rulings, or the examination of our tax positions, could materially affect our financial position and results of operations. As an international business, we are subject to income taxes and non-income-based taxes in the U.S. and various other international jurisdictions. Tax laws are subject to change as new laws are passed and new interpretations of the laws are issued or applied. Due to economic and political conditions, tax rates and tax regimes may be subject to significant change and the tax benefits that we intend to eventually derive could be undermined due to changing tax laws. Governments are increasingly focused on ways to increase tax revenues, which has contributed to more aggressive positions taken by tax authorities and an increase in tax legislation. Any such additional taxes or other assessments may be in excess of our current tax provisions or may require us to modify our business practices in order to reduce our exposure to additional taxes going forward, any of which could have a material adverse effect on our business, results of operations and financial condition. Any changes to international tax laws or any additional reporting requirements may increase the complexity and costs associated with tax compliance and adversely affect our cash flows and results of operations.

Over recent years, the Organization for Economic Cooperation and Development ("OECD") through its "Inclusive Framework" has been working on a "two-pillar" global tax consensus project that, if implemented, would result in certain changes to the current global tax regulatory framework. The OECD's "Pillar One" initiative proposes to reallocate certain profits from the largest and most profitable multinational businesses to countries where the customers of those businesses are located, and the "Pillar Two" initiative proposes a global minimum income tax rate on corporations of 15%. In response to these proposals, certain jurisdictions have enacted legislation to implement a global minimum income tax of 15%, which currently has no impact on our financial results, as well as legislation to impose new forms of gross receipts taxes, such as digital services taxes imposed on digital advertising and online marketplace platforms/services. If consensus is reached on Pillar One, unilateral digital services taxes should be repealed, however until such time we continue to be subject to these taxes. We are currently subject to unilateral digital services taxes, and during the years ended December 31, 2025, 2024 and 2023, we recorded $16 million, $18 million and $18 million, respectively, of digital service taxes to cost of sales on our consolidated statements of operations. While the future of the global tax regulatory landscape remains uncertain, we continue to monitor the OECD's and members ongoing discussions to determine the current and potential impact on our consolidated financial statements.

We are routinely under audit by federal, state and foreign taxing authorities. The ultimate outcome of these examinations (including the Internal Revenue Service ("IRS") audit described below) cannot be predicted with certainty but could be materially different from our income tax provisions and accruals and could have a material effect on our results of operations or cash flows in the period or periods for which that determination is made. Should the IRS or other taxing authorities assess additional taxes as a result of examinations, we may be required to record charges to our results of operations, which could harm our operating results and financial condition.

Changes in the tax treatment of companies engaged in e-commerce may adversely affect the commercial use of our platform and our financial results. Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce and it is possible that various jurisdictions may attempt to levy additional or new sales, income or other taxes relating to our activities. For example, Congress is considering various approaches to legislation that would require companies engaged in e-commerce to collect sales tax on internet revenue and a growing number of U.S. states and certain foreign jurisdictions have adopted or are considering proposals to impose obligations on remote sellers and online marketplaces to collect taxes on their behalf. An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the U.S. Supreme Court ruled in South Dakota v. Wayfair Inc. that remote sellers are not required to collect state and local sales taxes. In response to Wayfair or otherwise, state or local governments have adopted and may continue to adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. Also, as described in more detail above, certain U.S. states and countries in which we do business have enacted or proposed digital services tax initiatives. In addition, we are subject to taxes in foreign jurisdictions, such as value-added tax and goods and services tax, in connection with certain foreign sales transactions. New or revised international, federal, state or local tax regulations or court decisions may subject us or our customers to additional sales, occupancy, income and other taxes. We cannot predict the effect of these and other attempts to impose sales, income or other taxes on e-commerce; however, new or revised taxes and, in particular, sales taxes, occupancy taxes, value added taxes ("VAT"), and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling products and services over the internet. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. A successful assertion by one or more tax authorities requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest that we otherwise would have not accounted for in our financial statements. Any of these events could have a material adverse effect on our business, financial results and financial condition.

Taxing authorities have in the past and may successfully in the future assert that we should have collected or in the future should collect sales and use, occupancy, VAT or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our operating results. We do not collect and remit sales and use, occupancy, VAT or similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable or legally required. Several states and other taxing jurisdictions have presented or threatened us with assessments, alleging that we are required to collect and remit certain taxes there. While we do not believe that we are subject to such taxes and intend to vigorously defend our position in these cases, we cannot be sure of the outcome of our discussions and/or appeals with these states. In the event of an adverse outcome, we could face assessments, plus any additional interest and penalties. We also expect additional jurisdictions may make similar assessments or pass similar new laws in the future, and any of the jurisdictions where we have sales may apply more rigorous enforcement efforts or take more aggressive positions in the future that could result in greater tax liability allegations. Such tax assessments, penalties and interest or future requirements may materially adversely affect our business, financial condition and operating results.

We face risks associated with fluctuations in foreign currency exchange rates. We conduct business in certain international markets, largely in Europe, including the U.K., and also in countries such as Singapore and Australia. Some of our subsidiaries maintain their accounting records in their respective local currencies other than the U.S. dollar. As a result, we face exposure to movements in foreign currency exchange rates including, but not limited to, re-measurement of gains and losses from changes in the value of foreign denominated assets and liabilities; translation gains and losses on foreign subsidiary financial results that are translated into U.S. dollars upon consolidation; and planning risk related to changes in exchange rates between the time we prepare our annual and quarterly forecasts and when actual results occur. In the event that one or more European countries were to replace the Euro with another currency, our sales into such countries, or into Europe generally, would likely be adversely affected until stable exchange rates are established. Accordingly, fluctuations in foreign currency exchange rates, such as the strengthening of the U.S. dollar against the Euro or the British pound, have in the past and could in the future adversely affect our revenue growth in future periods.

In the event of severe volatility in exchange rates, the impact of these exposures can increase and the impact on results of operations can be more pronounced. In addition, the current environment and the increasingly global nature of our business have made hedging these exposures more complex. We hedge certain short-term foreign currency exposures with the purchase of forward exchange contracts. These forward exchange contracts only help

mitigate the impact of changes in foreign currency rates that occur during the term of the related contract period and carry risks of counter-party failure. There can be no assurance that our forward exchange contracts will have their intended effects.

Risks Related to Ownership of our Common Stock

Following the completion of our merger with LTRIP, we are more vulnerable to shareholder activism, proxy contests, and pressure for strategic alternatives that could disrupt our business and divert management resources. With the closing of the Merger with LTRIP, we no longer have a controlling stockholder. Consummation of this transaction provided greater strategic flexibility, it also eliminated the voting control and strategic stability that our prior structure provided. We are now more vulnerable to activist shareholders who may seek to influence our strategic direction, board composition, capital allocation, or operations.

Responding to activist shareholders, including proxy contests, public campaigns, or other actions, could divert significant time and attention of our Board and management team from executing our business strategy, generate substantial legal, advisory, and public relations costs, create uncertainty among our employees, suppliers, and business partners, result in the departure of key executives or board members, force strategic decisions that prioritize short-term shareholder returns over long-term value creation, lead to unexpected changes in our business strategy, capital structure, or leadership, limit our ability to pursue acquisitions, investments, or other strategic initiatives, and result in significant stock price volatility. Furthermore, the perception that we are vulnerable to activist campaigns or a potential acquisition could make it more difficult to attract and retain key employees, negotiate favorable terms with suppliers and partners, or execute long-term strategic initiatives. Even if we successfully defend against activist proposals, the distraction and costs associated with these activities could materially adversely affect our business and financial performance.

The market price and trading volume of our common stock has experienced, and could continue to experience in the future, substantial volatility. The market price of our common stock is affected by a number of factors, including:

- Quarterly variations in our or our competitors' results of operations;
- Changes in earnings estimates or recommendations by securities analysts;
- Failure to meet market expectations;
- The announcement of new products or product enhancements by us or our competitors;
- Repurchases of our common stock;
- Developments in our industry, including changes in governmental regulations; and
- General market conditions and other factors, such as macroeconomic conditions and geopolitical events.

In the past, the stock market has experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations and general economic, political and market conditions, such as recessions, interest rate changes or foreign currency exchange fluctuations, may negatively impact the market price of our common stock regardless of our actual operating performance.

Our redomestication from Delaware to Nevada may significantly reduce shareholders' ability to bring claims against our directors and officers for alleged breaches of fiduciary duty. Under Nevada corporate law, and pursuant to our new articles of incorporation and bylaws, directors and officers generally enjoy broader protections from personal liability and a narrower scope of fiduciary duties than under Delaware law, which can make it more difficult for stockholders to initiate or successfully maintain derivative or other fiduciary duty litigation. As a result, shareholders may have fewer avenues to seek monetary damages or other remedies for alleged misconduct.

In addition, our articles of incorporation provide that the Eighth Judicial District Court of the State of Nevada shall be the exclusive forum for certain actions brought by our shareholders, which may limit shareholders' ability to obtain a judicial forum they consider more favorable for disputes with us or our directors, officers, or employees. This exclusive forum provision may discourage lawsuits against us and our directors, officers, employees and agents, and stockholders who do pursue claims in the Nevada Eighth Judicial District Court could incur additional costs, particularly if they reside outside Nevada. The Nevada Eighth Judicial District Court, or the federal district courts in the case of Securities Act claims, may also reach different judgments or results than other courts, including

courts in which stockholders might otherwise seek to bring actions, and such judgments or results may be more favorable to us than to our stockholders. If a court were to find our exclusive forum provision inapplicable or unenforceable, however, we could incur additional costs defending actions in multiple jurisdictions, which could adversely affect our business and financial condition.

We do not pay regular quarterly or annual cash dividends on our stock. Any determination to pay dividends is at the discretion of our Board of Directors and will depend on our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors. Therefore, investors should not rely on regular quarterly or annual dividend income from shares of our common stock and investors should not rely on special dividends with any regularity or at all.

Future sales of shares of our common stock in the public market, or the perception that such sales may occur, may depress our stock price. Sales of substantial amounts of our common stock in the public market, particularly sales by our directors, officers, employees and significant stockholders, or the perception that these sales might occur, could depress the market price of our common stock and could impact our ability to raise capital through the sale of additional securities. In addition, certain stockholders have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Anti-takeover provisions in our organizational documents and Nevada law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management. Following the Merger, we have no controlling stockholder which may make us more vulnerable to shareholder activism. Our certificate of incorporation, bylaws and Nevada law could make it more difficult for stockholders or potential acquirers to obtain control of our Board of Directors or initiate actions that are opposed by our then-current Board of Directors, including a merger, tender offer or proxy contest involving our company. These provisions include:

- Authorization of the issuance of Class B common stock that entitles holders to ten votes per share;
- Authorization of the issuance of preferred stock which can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to those of our common stock;
- Prohibition of our stockholders to fill board vacancies or call special stockholder meetings; and
- Limitations on who may call special meetings of stockholders.

These provisions or any prevention of a change of control transaction or changes in our Board of Directors could cause the market price of our common stock to decline.

We cannot guarantee that share repurchase programs will enhance long-term stockholder value. On September 7, 2023, our Board of Directors authorized the repurchase of $250 million in shares of our common stock under a new share repurchase program. As of December 31, 2025, we had $110 million remaining available to repurchase shares of our common stock under this share repurchase program. The share repurchase program does not obligate the Company to acquire any particular number of shares and may be modified, suspended or discontinued at any time. The timing and amount of repurchases, if any, will depend upon several factors, including market and business conditions, the trading price of the Company's common stock and the nature of other investment opportunities. The existence of a share repurchase program could cause our stock price to be higher than it would be in the absence of such a program. Additionally, our share repurchase programs could diminish our cash reserves, which may impact our ability to finance future growth, and to pursue possible future strategic opportunities and acquisitions. Although our share repurchase programs are intended to enhance long-term stockholder value, there is no assurance that they will do so and short-term stock price fluctuations could reduce the program's effectiveness.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

In an era marked by rapid technological evolution, the business landscape is increasingly data-driven. Companies, including ours, collect, store, and leverage data to glean valuable insights about our members and travel trends; deliver relevant content to our members, suppliers, and business partners and enhance operational efficiency. This collection and leverage of data exposes us to potential cybersecurity threats. Our cybersecurity program is guided by industry standards developed by the National Institute of Standards and Technology ("NIST"). As a result, we have implemented a cybersecurity risk management framework that is designed to identify, assess, and mitigate risks from cybersecurity threats to our electronic information systems that could adversely affect the confidentiality, integrity, or availability of our information systems or the data residing on those systems. While no organization can eliminate cybersecurity risk entirely, we believe our cybersecurity program is reasonably designed to mitigate our cybersecurity and information technology risks.

Risk Management Oversight and Governance

The Board of Directors is responsible for overseeing management's processes for managing cybersecurity risks and has delegated this function to the Audit Committee. The Audit Committee regularly reviews and discusses with management the processes to identify, assess and manage cybersecurity threats, as well as to identify, assess and, to the extent required, disclose whether risks from cybersecurity threats have materially affected the Company or if material cybersecurity incidents have occurred.

Management is responsible for the day-to-day risk management process, including the identification of risks and implementation of policies and procedures designed to manage, mitigate or monitor cyber risks. In support of these responsibilities, management has formed a Compliance Committee and designated a Chief Compliance Officer to implement, manage and oversee a corporate compliance program.

The Compliance Committee is responsible for understanding the global risk landscape of the Company and for working to ensure that we have a compliance program in place designed to mitigate, manage and/or monitor risks. The Compliance Committee consists of, among others, our Chief Financial Officer ("CFO"), Chief Legal Officer ("CLO") and Chief Compliance Officer ("CCO"). The CCO has established an Information Governance and Privacy Committee responsible for oversight of privacy and cybersecurity risks. The Information Governance and Privacy Committee consists of senior members of the Company's Information Security Team and CCO, as well as representatives from engineering, product development and data privacy. The Information Governance and Privacy Committee meets regularly to discuss and monitor information uses and governance and risks associated with our information assets, including prevention, detection, mitigation and remediation of risks from cybersecurity threats.

Our CCO, supported by our Information Security Team, has primary responsibility for managing our cybersecurity threat management program. We maintain rigorous standards for our information security leadership positions, including requiring extensive experience in building and leading cybersecurity teams and implementing enterprise-wide cybersecurity programs. Our CCO and Information Security Team continue to execute on our established cybersecurity strategy and risk management framework. The Compliance Committee members, with input from the Information Security Team, meets regularly with and provides updates on cybersecurity developments to members of the executive management team. Our Information Security Team meets at least annually with each of the Compliance Committee to discuss cybersecurity threats and the risk management programs. The Information Security Team provides information, as appropriate, about the sources and nature of risks the Company faces and how management assesses such risks.

The CCO and Compliance Committee members also report regularly to our Audit Committee and Board of Directors on, among other matters, our global risk landscape and risk management efforts, including those related to cybersecurity risks. Our CCO also provides a quarterly report to the Audit Committee on trends and observations concerning cyber threats and actions being taken to mitigate those risks. The Chair of the Audit Committee reports quarterly to the full Board of Directors and that report includes a summary of the CCO's report.

Processes for the Identification of Risks from Cybersecurity Threats

The Compliance Committee, working with the Information Security Team, has developed a cybersecurity risk management program that aims to address the following key areas:

- Identification of assets at risk from cybersecurity threats;
- Identification of potential sources of cybersecurity threats;
- Assessment of the status of protections in place to prevent or mitigate cybersecurity threats;
- Approaches to mitigating and managing cybersecurity risks; and
- A process for regular reporting to the Compliance Committee and Board of Directors (directly and through the Audit Committee).

The Company's risk assessment and mitigation program is centered on the following components:

- Identification of significant risks (primarily through enterprise risk assessments);
- An evaluation of the likelihood of such risk occurring, the potential impact and the control strength, consideration for compensating controls to mitigate the risk;
- Prioritization of different risk items based on, among other things, the results of our evaluation; and
- Establishment of a process for addressing those risks.

Our Internal Audit team reviews, monitors and audits various aspects of the Company's enterprise risk management program to evaluate whether risks, including cybersecurity risks, are appropriately identified and managed. Internal Audit periodically reports to the Audit Committee on the Company's cybersecurity risk mitigation efforts. The Audit Committee Chair, in turn, reports to the full Board of Directors.

Our Incident Response Plan ("IRP") is designed to facilitate rapid incident response to any security incident affecting the Company's business lines, locations, services, and divisions. The IRP defines the roles and responsibilities for the senior leadership team and cybersecurity experts to identify and respond to cybersecurity events and incidents while complying with legal obligations. An Incident Response Team ("IRT") is designated by the IRP to assess each cybersecurity incident and event for impacts to the Company, customers, and third-party partners and oversee the response to and remediation of such incident.

We have several employee training and development programs that are designed to, among others, raise awareness of cybersecurity risks impacting the business to encourage consideration and facilitate managing those risks. To assess the effectiveness of our program, we periodically conduct penetration testing and other vulnerability analyses. As part of the assessment of the protections we have in place to mitigate risks, we engage third parties to conduct risk assessments on our systems.

We rely on certain third-party computer systems and third-party service providers in connection with providing some of our services. These third-party business partners, service providers, and consultants need to access our customer and other data, and connect to our computer networks. We define expected security and privacy requirements through our contracting processes with those third parties and we perform cyber risk assessments at the time of procurement to review the cyber risk management efforts of those third parties. These vendors are contractually obligated to notify us when they experience a cybersecurity incident that can affect our operations or stakeholders.

Before purchasing third-party technology or other solutions and partnerships that involve exposure to the Company's assets and electronic information, our Information Security and Privacy team undertakes due diligence to assess any key data privacy or information security risks.

To date, we have not identified any cybersecurity incidents or threats that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition; however, like other companies in our industry, we have, from time to time, experienced threats and cybersecurity incidents relating to our information technology systems and infrastructure. Our third-party vendors may also experience threats and cybersecurity incidents from time to time.

For additional information about the cybersecurity risks, see "Risk Factors" under the section entitled "Risks Related to Information Security, Cybersecurity and Data Privacy" in Part I, Item 1A of this Annual Report on Form 10-K.

Item 2. Properties

As of December 31, 2025, we do not own any real estate. We lease approximately 280,000 square feet of office space for our corporate headquarters in Needham, Massachusetts, which has an expiration date of December 2030 and an option to extend the lease term for two consecutive terms of five years each. We also lease an aggregate of approximately 172,000 square feet of office space at nearly 25 locations across North America, Europe and Asia Pacific, in cities such as New York, London, Singapore, Barcelona and Paris, primarily used as sales offices, subsidiary headquarters, and for international operations, pursuant to leases with various expiration dates, with the latest expiring in December 2034. We believe that our current facilities are adequate for our current operations and that additional leased space can be obtained on reasonable terms if needed.

Item 3. Legal Proceedings

Refer to "Note 11: *Commitments and Contingencies*" in the notes to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K, for further information regarding any legal proceedings. For an additional discussion of certain risks associated with legal proceedings, see "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is quoted on The Nasdaq Global Select Market under the ticker symbol "TRIP." On April 29, 2025, the Company repurchased and retired our previously issued and outstanding Class B common stock. Refer to "Note 1: *Organization and Business Description*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

Performance Comparison Graph

The following graph provides a comparison of the total stockholder return from December 31, 2020 to December 31, 2025, of an investment of $100 in cash on December 31, 2020 for Tripadvisor, Inc. common stock and an investment of $100 in cash on December 31, 2020 for (i) the Standard and Poor's 500 Index (the "S&P 500 Index"), (ii) The Nasdaq Composite Index; and (iii) the Research Data Group ("RDG") Internet Composite Index. The RDG Internet Composite Index is an index of stocks representing the internet industry, including internet software and service companies, and e-commerce companies. The stock price performance shown on the graph below is not necessarily indicative of future price performance. Data for the S&P 500 Index, The Nasdaq Composite Index, and the RDG Internet Composite Index assume reinvestment of dividends.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among TripAdvisor, Inc., the S&P 500 Index,
the NASDAQ Composite Index and the RDG Internet Composite Index

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Copyright© 2026 Standard & Poor's, a division of S&P Global. All rights reserved.

This performance comparison graph is not "soliciting material," is not deemed filed with the SEC and is not deemed to be incorporated by reference into any filing of Tripadvisor, Inc. under the Securities Act or any filing under the Exchange Act.

Holders of Record

As of February 6, 2026, there were 114,755,221 outstanding shares of our common stock held by 1,387 stockholders of record.

Dividends

We did not declare or pay any dividends during the years ended December 31, 2025, 2024, or 2023. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend on our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors. In addition, our ability to pay dividends is limited by the terms of the Credit Agreement. Refer to "Note 8: *Debt*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information regarding our debt agreements. Therefore, investors should not rely on regular quarterly or annual dividend income from shares of our common stock and investors should not rely on special dividends with any regularity, or at all. Investors should rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize future gains on their investments.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required under this item is incorporated herein by reference to our 2025 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2025.

Unregistered Sales of Equity Securities

During the quarter ended December 31, 2025, the Company did not issue or sell any shares of our common stock or other equity securities pursuant to unregistered transactions in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended.

Issuer Purchases of Equity Securities

On September 7, 2023, our Board of Directors authorized the repurchase of $250 million in shares of our common stock under a share repurchase program. Our Board of Directors authorized and directed management to effect the share repurchase program in compliance with applicable legal requirements. Management will determine the price, timing, amount and method of such repurchases based on its evaluation of market conditions and other factors, and at prices determined to be attractive and in the best interests of both the Company and its stockholders. This share repurchase program does not have a fixed expiration date or obligate the Company to acquire any particular number of shares and may be modified, suspended or discontinued at any time. As of December 31, 2025, we had $110 million remaining available to repurchase shares of our common stock under this authorized share repurchase program.

A summary of information regarding our common stock repurchases during the fourth quarter of 2025 is set forth in the table below:

Period	Total Number of Shares Purchased	Average Price Paid per Share [1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate U.S. dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 to October 31	—	$ —	—	$ 160,000,000
November 1 to November 30	3,297,182	$ 15.14	3,297,182	$ 110,000,000
December 1 to December 31	—	$ —	—	$ 110,000,000
Total	3,297,182		3,297,182	

(1) Exclusive of fees and commissions.

Item 6. Selected Financial Data.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements including the notes in Item 8 of this Annual Report on Form 10-K, and the Section entitled "Cautionary Note Regarding Forward-Looking Statements," included elsewhere in this Annual Report on Form 10-K. Our actual results may differ from the results discussed in any forward looking statements, which may be due to factors discussed in "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

The Tripadvisor group (the "Group") is a portfolio of global online platforms purpose-built to connect travelers with experiences, accommodations, restaurants and other relevant travel destination points of interest ("POIs"). Our mission is to be the world's most trusted source for travel and experiences.

We offer travelers the ability to search, discover, book, and review experiences, hotels, and restaurants seamlessly through our two-sided marketplaces across three primary consumer-facing brands: Viator, Tripadvisor, and TheFork. Tripadvisor also plays a unique role in broader travel planning and guidance, offering authentic traveler-submitted reviews and content, travel planning tools and related technology to instill confidence for travelers in every part of their travel journey.

The Company measures its financial performance within the following reportable segments: Experiences, Hotels and Other, and TheFork. The Company's strategy is focused on growing and scaling its Experiences and TheFork marketplaces, which we believe represents an attractive long-term value creation opportunity, while optimizing its legacy offerings within the Hotels and Other segment for profitability.

The Experiences segment includes both Viator and Tripadvisor points-of-sale. Viator is a pure-play experiences online travel agency ("OTA"), offering an online global marketplace focused on merchandising bookable experiences to travelers that typically have relatively higher purchase intent either pre-destination or in-destination. Tripadvisor is an online global travel guidance platform that also merchandises experiences to its audience, which more commonly serves travelers in the discovery and planning phases. The Hotels and Other segment primarily consists of the Tripadvisor hotel and restaurant guidance platform, which includes hotel

metasearch, and related advertising offerings primarily for hotels and restaurants. TheFork segment operates an online dining marketplace by enabling diners to discover and book reservations with restaurants in Europe.

The Group's globally recognized brands and extensive user-generated content ("UGC") support traveler search, discovery, and planning, which in-turn generates high-intent demand for its experiences and dining marketplace offerings as well for commercial partners in the hotels category and advertising opportunities for endemic and non-endemic advertisers. In turn, clickstream and behavioral data reflecting traveler intent, transactional data from its experiences and dining marketplaces, UGC, and structured and unstructured data related to millions of POIs attractions, and destinations enhance the customer experience through product enhancements and personalization, reinforcing the discovery and engagement loop over time. In addition, the breadth, depth, and scale of first party data is uniquely valuable in the Company's pursuit to innovate in the application of artificial intelligence ("AI") for travel and experiences discovery, planning, and booking.

Trends

The online travel industry in which we operate is large, highly dynamic and competitive. We describe below current trends affecting our overall business and segments, including opportunities, but also uncertainties that may impact our ability to execute on our objectives and strategies.

Our Experiences and TheFork businesses are two-sided online marketplaces, which have exhibited consistent revenue growth and improving profitability. The Company's consolidated revenue and adjusted EBITDA continue to shift more towards its marketplace businesses, as shown in our segment financial information. Importantly, as of the year ended December 31, 2025, the Experiences and TheFork segments represented approximately 60% of the Company's consolidated revenue and 35% of our consolidated adjusted EBITDA. As the Company continues to execute on its growth strategies and invest in these marketplace businesses, we expect these trends to continue to grow in the future. We expect this will result in less exposure to our media-based and click-based advertising offerings.

In particular, our highest strategic priority is to extend our position as a leader in the experiences category. The global experiences market is large, growing, highly fragmented, and under penetrated, with the vast majority of bookings still occurring through traditional offline sources. We expect to benefit from ongoing market tailwinds as consumers increasingly book experiences online and consumer behavior continues to allocate more discretionary spending to travel and experiences and away from physical goods. Likewise, the global restaurants category is also benefiting from increased online adoption by both consumers and restaurant partners, particularly in Europe. These trends present attractive growth opportunities for our business, as well as to many competitors. Given the competitive positioning of our businesses relative to the attractive growth prospects in the experiences and restaurant categories, we expect to continue to invest in these categories across Tripadvisor Group to continue growing revenue, operating scale, and market share for the long-term.

We generate a significant amount of direct traffic from search engines, including Google, through search engine optimization ("SEO") performance across all segments. We believe our SEO traffic acquisition performance has been negatively impacted by search engines changing their search result placement and underlying algorithms to increase the prominence of their own products in search results across our business. We believe that our Hotels and Other segment will continue to be impacted by these challenges and others, including AI overviews displacing top-ranked links, reduced click-through rates and a shift towards platform based non-traditional search.

Heightened geopolitical tensions and conflicts, including the evolving events in the Middle East and between Ukraine and Russia; acts of terrorism; political instability and public-health related events are examples of events that could have a negative impact on the travel industry and, as a result, our financial results. In addition, changes in legislative or regulatory policies, including changes in U.S. and international tax laws; announced or implemented changes in tariffs; fluctuations in interest rates, tax rates and foreign exchange rates and changes in global economic conditions can have material impacts on consumer spending and travel.

For information regarding our business model, industry and market opportunities, and business strategy, refer to the discussions set forth in Part I, Item 1. of this Form 10-K under the captions "*Our Business Model*," "*Our Industry and Market Opportunity*," and "*Our Business Strategy*."

Recent Developments

Restructuring and Related Reorganization Action & Reportable Segments Changes

On November 5, 2025, the Company initiated a series of cost savings actions following a decision to realign its operating model across its Experiences segment and Hotels and Other segment (formerly Viator and Brand Tripadvisor segments, respectively) to support the Company's positioning as an experiences-led and AI-enabled company. These cost savings actions primarily include a global workforce reduction, as well as other targeted operating expense reductions. As a result, the Company expects at least $85 million in annualized gross cost savings, the majority of which are expected to be realized in 2026 and fully realized by 2027. Related to these actions, the Company incurred pre-tax restructuring and other related reorganization costs of approximately $33 million during the fourth quarter of 2025, which consisted of employee severance and related benefits, primarily in our Hotels and Other segment, and to a lesser extent, our Experiences segment. The Company expects to incur additional pre-tax restructuring and other related reorganization costs of approximately $4 million primarily during the first quarter of 2026, also consisting of employee severance and related benefits related to these actions. We expect these cost reduction measures related to these actions to be fully expensed by the Company during the first quarter of 2026. Refer to "Note 7: *Accrued Expenses and Other Current Liabilities*" and "Note 18: *Segment and Geographic Information*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information regarding restructuring and other related reorganization costs incurred for each reportable segment.

As a result of the Company's priorities, including but not limited to, extending its position as a global leader in the experiences category, it has combined its Viator and Brand Tripadvisor experiences operations, within the new Experiences segment to support this initiative. Following the Company's decision to combine its Viator and Brand Tripadvisor experiences operations during the fourth quarter of 2025, our reportable segments have been reorganized as follows: (1) Experiences, (2) Hotels and Other; and (3) TheFork. As we focus our efforts on the Company's positioning as an experiences-led company, we continue to evaluate strategic alternatives related to TheFork as part of our broader portfolio review. This re-segmentation had no impact on TheFork segment. Refer to "Note 18: *Segment and Geographic Information*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

Tripadvisor and Liberty TripAdvisor Merger

As previously disclosed in our 2024 Annual Report on Form 10-K, on December 18, 2024, the Company and LTRIP entered into the Merger Agreement, whereby Tripadvisor would acquire LTRIP. On April 29, 2025, the Merger closed (the "Merger Date"). The aggregate transaction price of the Merger was $437 million, consisting of: (i) $431 million in cash and common stock consideration paid in connection with the repurchase, plus (ii) approximately $19 million in direct expenses and fees associated with the repurchase; partially offset by (iii) $13 million in LTRIP net operating loss carryforwards ("NOLs"), tax effected, retained by the Company. As a result of the Merger, the Company is no longer a controlled company under the Nasdaq Stock Market Listing Rules.

Prior to the Merger, assets held by LTRIP substantially consisted of shares of the Company's common stock. As of the close of the Merger, LTRIP beneficially owned approximately 26.8 million shares of the Company's common stock, consisting of 14.0 million shares of common stock and 12.8 million shares of Class B common stock. As a result, the Company accounted for the Merger as a repurchase of the Company's common stock previously held by LTRIP.

Refer to "Note 1: *Organization and Business Description*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

Retirement of Treasury Shares

On April 29, 2025, the Company's Board of Directors approved the retirement of all common stock and Class B common stock held as treasury stock by the Company, thereby canceling approximately 53.1 million shares of our common stock, with a carrying value of approximately $1.3 billion. The retirement of these shares resulted in a reduction in both the carrying value of treasury stock and additional paid-in capital of approximately $1.3 billion on our consolidated balance sheet. There was no net effect to the Company's total stockholders' equity balance on its consolidated balance sheet due to the retirement of these shares. Refer to "Note 14: *Stockholders' Equity*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

Term Loan B Facility

On March 20, 2025, under the Amended Credit Agreement (defined below), the Company increased its existing Term Loan B Facility in the amount of $350 million, maturing July 8, 2031, with an interest rate based on SOFR plus 2.75% (the "Tack-On Incremental Term Loan B Facility"). The Tack-On Incremental Term Loan B Facility was offered at 98.56% of par. The proceeds from the Tack-On Incremental Term Loan B Facility will be used to fund the repurchase, repayment or redemption of the Company's outstanding 2026 Senior Notes, which matures on April 1, 2026, and for general corporate purposes. Refer to "Note 8: *Debt*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

Restructuring and Related Reorganization Action

During the fourth quarter of 2024, the Company approved and subsequently initiated a set of actions in order to reduce its cost structure, improve operational efficiencies, and realign its workforce with its strategic initiatives. As a result, the Company incurred pre-tax restructuring and other related reorganization costs totaling $21 million, during the fourth quarter of 2024, which consisted of a one-time contract termination fee to a third-party professional services firm and employee severance and related benefits. In addition, as a result of these actions taken, the Company incurred additional pre-tax restructuring and other related reorganization costs of approximately $10 million during the three months ended March 31, 2025, which consisted of employee severance and related benefits, primarily in our former Brand Tripadvisor segment. Refer to "Note 7: *Accrued Expenses and Other Current Liabilities*" and "Note 18: *Segment and Geographic Information*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

Critical Accounting Estimates

We prepare our consolidated financial statements and accompanying notes in accordance with generally accepted accounting rules in the United States ("GAAP"). Preparation of the consolidated financial statements and accompanying notes requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements as well as revenue and expenses during the periods reported. Management bases its estimates on historical experience, when applicable and other assumptions that it believes are reasonable under the circumstances. Actual results may differ from estimates under different assumptions or conditions.

There are certain critical estimates that we believe require that management use significant judgment and estimates in applying those policies in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

- It requires us to make an assumption because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and/or
- Changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

Refer to "Note 2: *Significant Accounting Policies*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for an overview of our significant accounting policies and any new

accounting pronouncements that we have adopted or that we plan to adopt that have had or may have an impact on our financial statements.

A discussion of information about the nature and rationale for our critical accounting estimates is below:

Income Taxes

We record income taxes under the asset and liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted income tax rates expected to be in effect when we realize the underlying items of income and expense. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. As of December 31, 2025, we had a valuation allowance of approximately $122 million related to certain NOL carryforwards and other foreign deferred tax assets for which it is more likely than not, the tax benefit will not be realized. We classify deferred tax assets and liabilities as noncurrent on our consolidated balance sheet. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

We record liabilities to address uncertain tax positions we have taken in previously filed tax returns or that we expect to take in a future tax return. The determination for required liabilities is based upon an analysis of each individual tax position, taking into consideration whether it is more likely than not that our tax position, based on technical merits, will be sustained upon examination. For those positions for which we conclude it is more likely than not it will be sustained, we recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority. The difference between the amount recognized and the total tax position is recorded as a liability. The ultimate resolution of these tax positions may be greater or less than the liabilities recorded.

Refer to "Note 10: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K and the "Contingencies" discussion below for further information, including certain uncertainties, critical estimates, and potential contingencies related to ongoing audits regarding income taxes.

Certain Relationships and Related Party Transactions

For information on our related party transactions, refer to "Note 17: *Related Party Transactions*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Consolidated Results of Operations

In the fourth quarter of 2025, the Company announced the realignment of its operating model to support its long-term goals and strategic priorities. As a result, in consultation with our Chief Executive Officer, who is our Chief Operating Decision Maker ("CODM"), we evaluated our operations and updated our reportable segment information which the CODM regularly assesses to evaluate performance for operating decision-making purposes, including allocation of resources. The revised segment reporting structure includes the following reportable segments: (1) Experiences; (2) Hotels and Other; and (3) TheFork. This re-segmentation had no impact to TheFork segment. For further information, including the change in segments and principal revenue streams within these segments, refer to "Note 18: *Segment and Geographic Information*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K. All prior period segment disclosure information has been recast to conform to the current reporting structure in this Form 10-K. This recast had no effect on our consolidated financial statements in any period.

A discussion regarding our financial condition and results of operations for fiscal year 2025 compared to fiscal year 2024 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2024 compared to fiscal year 2023 can be found in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 20, 2025, except for the discussions related to our new Experiences and Hotels and Other reportable segments as a result of our revised segment reporting structure, as noted above. We have included a discussion regarding our financial condition and results of operations for fiscal year 2024 compared to fiscal year 2023, where applicable, as we believe the changes in our Experiences and Hotels and Other reportable segments is a material change for investors to understand the financial condition, changes in financial conditions, and results of operations of these revised reportable segments.

Results of Operations
Selected Financial Data
(in millions, except percentages)

	Year ended December 31,			% Change	
	2025	**2024**	**2023**	**2025 vs. 2024**	**2024 vs. 2023**
Revenue	$ 1,891.3	$ 1,834.6	$ 1,788.0	3%	3%
Costs and expenses:					
Cost of sales	144.6	131.2	119.1	10%	10%
Marketing	791.4	728.6	705.2	9%	3%
Personnel (including stock-based compensation of $107.8, $119.7, and $95.8)	573.4	594.9	569.6	(4)%	4%
Technology	98.7	91.3	80.0	8%	14%
General and administrative	67.9	90.5	79.1	(25)%	14%
Depreciation and amortization	92.4	85.1	87.0	9%	(2)%
Restructuring and other related reorganization costs	43.4	21.1	22.2	106%	(5)%
Total costs and expenses:	1,811.8	1,742.7	1,662.2	4%	5%
Operating income (loss)	79.5	91.9	125.8	(13)%	(27)%
Other income (expense):					
Interest expense	(63.3)	(46.4)	(44.0)	36%	5%
Interest income	39.9	48.6	47.5	(18)%	2%
Other income (expense), net	(11.4)	(7.4)	(4.1)	54%	80%
Total other income (expense), net	(34.8)	(5.2)	(0.6)	569%	767%
Income (loss) before income taxes	44.7	86.7	125.2	(48)%	(31)%
(Provision) benefit for income taxes	(4.9)	(81.8)	(114.8)	(94)%	(29)%
Net income (loss)	$ 39.8	$ 4.9	$ 10.4	712%	(53)%
Other financial data:					
Adjusted EBITDA [1]	$ 318.7	$ 338.5	$ 334.0	(6)%	1%

(1) Consolidated Adjusted EBITDA is considered a non-GAAP measure as defined by the SEC. Please refer to the "Adjusted EBITDA" discussion below for more information, including tabular reconciliations to the most directly comparable GAAP financial measure.

Revenue and Segment Information

Experiences Segment

	Year ended December 31,							% Change	
		2025		2024		2023		2025 vs. 2024	2024 vs. 2023
				(in millions)					
Revenue	$	924.4	$	840.1	$	737.2		10%	14%
Less: [1]									
Cost of sales		93.3		80.4		78.6		16%	2%
Marketing		538.2		499.8		469.6		8%	6%
Personnel (exclusive of stock-based compensation)		152.6		141.2		126.1		8%	12%
Technology		31.1		25.1		17.8		24%	41%
General and administrative		18.1		14.5		11.8		25%	23%
Total Adjusted EBITDA	$	91.1	$	79.1	$	33.3		15%	138%
Adjusted EBITDA Margin by Segment [2]		9.9%		9.4%		4.5%			

(1) Refer to "Note 18: *Segment and Geographic Information*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for expense information needed in order to reconcile to the consolidated operating expense captions on the consolidated statements of operations.

(2) "Adjusted EBITDA Margin by Segment" is defined as Adjusted EBITDA by segment divided by revenue by segment.

Key Operating Metrics

We use the operating metrics described below to assist us in measuring our operations performance, identifying trends, formulating projections and making strategic decisions for the Experiences segment. We are not aware of any uniform standards for calculating these metrics, which may hinder comparability with other companies that may calculate similarly titled metrics in a different way. Management believes it is useful to monitor these metrics together and not individually as it does not make business decisions based upon any single metric. We regularly review our processes and may adjust how we calculate these metrics to improve their accuracy. We make these key metrics available to investors because we believe they are useful to investors both because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making, and because they may be used by investors to help analyze the health of our business. None of these metrics should be considered as an alternative to any measure of financial performance calculated in accordance with GAAP.

Number of Experience Bookings

We define an experience booking as a single tour, activity, or attraction that can be purchased through Viator's platform for one or several travelers, prior to adjustments such as date changes, refunds, or cancellations. This metric is reported at the time the booking is made. As an example, a single experience booked in January for three travelers would be reported as one experience booking in the first quarter. We believe that the number of experience bookings, an operational measure, is a useful indicator of the scale of our marketplace. The number of experiences booked were approximately 22.9 million, 19.7 million, and 17.5 million for the years ended December 31, 2025, 2024, and 2023, respectively, an increase of approximately 16% and 12%, respectively, when compared to the same periods in 2024 and 2023, primarily driven by growth on Viator's branded site and app as well as third-party points of sale.

Gross Booking Value ("GBV")

GBV represents the total dollar value of experience bookings powered by the Viator platform in a given period prior to any adjustments such as date changes, refunds or cancellations. GBV is an operational measure that provides an indication of total engagement and economic activity driven by our platform in a given period by all marketplace constituents (travelers, experiences operators, and partners). Management uses GBV for operational decision-making purposes to monitor the growth, scale, and reach of its online marketplace as well as assess the health of its global ecosystem. Accordingly, management does not consider GBV to be an indicator of revenue or any other financial statement measure.

GBV reached $4.7 billion, $4.2 billion, and $3.7 billion for the years ended December 31, 2025, 2024, and 2023, respectively, an increase of approximately 13% and 12%, respectively, when compared to the same periods in 2024 and 2023, primarily due to growth in the number of experience bookings as discussed above, partially offset by a decline in pricing. The decline in pricing was primarily due to growth in third-party points of sale which generally sell lower priced products compared to the Viator and Tripadvisor points of sale.

Revenue and Adjusted EBITDA

Experiences segment revenue increased by $84 million and $103 million for the years ended December 31, 2025 and 2024, respectively, when compared to the same periods in 2024 and 2023, respectively. The increase in revenue was primarily driven by growth in bookings volume, partially offset by a decline in pricing, as discussed above. In addition, we estimate that the Experiences' revenue growth rate was positively impacted by foreign currency fluctuations of approximately 2% during the year ended December 31, 2025 when compared to the same period in 2024, while this impact was not material during the year ended December 31, 2024 when compared to the same period in 2023.

Adjusted EBITDA in our Experiences segment improved by $12 million and $46 million during the years ended December 31, 2025 and 2024, respectively, when compared to the same periods in 2024 and 2023, and adjusted EBITDA margin improved by 0.5 percentage points and 4.9 percentage points, respectively, during the years ended December 31, 2025 and 2024, respectively, when compared to the same periods in 2024 and 2023. The improvement in adjusted EBITDA was primarily due to an increase in revenue as noted above, partially offset by an increase in marketing costs, variable costs related to revenue growth, such as credit card payment processing fees, and an increase in personnel costs to support business growth. The improvement in adjusted EBITDA margin was primarily due to lower marketing costs as a percent of revenue.

Hotels and Other Segment

	Year ended December 31,			% Change	
				2025 vs. 2024	2024 vs. 2023
	2025	2024	2023		
	(in millions)				
Revenue [(1)]	$ 750.1	$ 818.1	$ 901.5	(8)%	(9)%
Less: [(2)]					
Cost of sales	29.4	32.8	31.3	(10)%	5%
Marketing	195.5	181.9	199.2	7%	(9)%
Personnel (exclusive of stock-based compensation)	226.5	251.4	256.5	(10)%	(2)%
Technology	53.9	54.0	49.9	(0)%	8%
General and administrative	37.6	43.9	49.4	(14)%	(11)%
Total Adjusted EBITDA	$ 207.2	$ 254.1	$ 315.2	(18)%	(19)%
Adjusted EBITDA Margin by Segment [(3)]	27.6%	31.1%	35.0%		

(1) Hotels and Other segment revenue figures are shown gross of intersegment (intercompany) revenue, which is eliminated on a consolidated basis. Refer to "Note 18: *Segment and Geographic Information*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for a discussion of intersegment revenue for all periods presented.

(2) Refer to "Note 18: *Segment and Geographic Information*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for expense information needed in order to reconcile to the consolidated operating expense captions on the consolidated statements of operations.

(3) "Adjusted EBITDA Margin by Segment" is defined as Adjusted EBITDA by segment divided by revenue by segment.

2025 vs. 2024

Hotels and Other revenue decreased by $68 million during the year ended December 31, 2025 when compared to the same period in 2024, driven by declines across all revenue streams, as discussed below.

Adjusted EBITDA in our Hotels and Other segment decreased $47 million during the year ended December 31, 2025 when compared to the same period in 2024, while adjusted EBITDA margin decreased by 3.5 percentage points during the year ended December 31, 2025 when compared to the same period in 2024. The decrease in adjusted EBITDA was primarily due to a decrease in revenue, as noted above, partially offset by a decrease in the segment's operating expenses of $21 million during the year ended December 31, 2025 when compared to the same period in 2024, primarily related to a decrease in personnel costs related to cost reduction measures discussed above, partially offset by an increase in marketing expenses, primarily paid online traffic acquisition costs. The decrease in adjusted EBITDA margin during the year ended December 31, 2025 when compared to the same period in 2024, was largely due to an increase in marketing costs as a percent of revenue.

2024 vs. 2023

Hotels and Other revenue decreased by $83 million during the year ended December 31, 2024 when compared to the same period in 2023, primarily due to a decrease in hotel meta revenue and, to a lesser extent, a decrease in hotel B2B revenue.

Adjusted EBITDA in our Hotels and Other segment decreased $61 million during the year ended December 31, 2024 when compared to the same period in 2023, while adjusted EBITDA margin decreased by 3.9 percentage points during the year ended December 31, 2024 when compared to the same period in 2023. The decrease in adjusted EBITDA was primarily due to a decrease in revenue, as noted above, partially offset by a decrease of $22 million in the segment's operating expenses during the year ended December 31, 2024 when compared to the same period in 2023, primarily related to a decrease in marketing costs, primarily paid online traffic acquisition costs, and to a lesser extent a decrease in personnel costs. The decrease in adjusted EBITDA margin during the year ended December 31, 2024 when compared to the same period in 2023, was largely due to an increase in personnel costs as a percent of revenue.

The following is a detailed discussion of the revenue sources within our Hotels and Other segment:

	Year ended December 31,					% Change	
	2025		2024		2023		2025 vs. 2024	2024 vs. 2023
Hotels and Other:	(in millions, except percentages)						
Hotels	$	550.3	$	584.5	$	659.0	(6%)	(11%)
% of Hotels and Other revenue*		73%		71%		73%		
Media and advertising		132.0		149.7		145.1	(12%)	3%
% of Hotels and Other revenue*		18%		18%		16%		
Other (1)		67.8		83.9		97.4	(19%)	(14%)
% of Hotels and Other revenue*		9%		10%		11%		
Total Hotels and Other Revenue	$	750.1	$	818.1	$	901.5	(8%)	(9%)

*Percentages may not total to 100% due to rounding

Hotels Revenue

Hotels revenue decreased $34 million during the year ended December 31, 2025 when compared to the same period in 2024, primarily due to a decrease in hotel metasearch revenue and, to a lesser extent, a decrease in hotel B2B revenue. These decreases were driven primarily by continued headwinds impacting both free and paid marketing channels, resulting in lower click volumes, which more than offset growth in pricing as measured in cost-per-click rates ("CPCs"). Growth in CPCs was due in part to certain product changes made that improved qualified referrals to our partners and, as a result, increased CPCs, across all geographies.

Media and Advertising Revenue

Media and advertising revenue, which primarily consists of revenue from display-based advertising across our Tripadvisor Group platform, decreased $18 million during the year ended December 31, 2025 when compared to the same period in 2024. The decrease was primarily due to declines in traditional display and programmatic advertising (together sometimes referred to as "on platform" advertising) that correlates closely with overall traffic volume which declined during the last three quarters of 2025, due to the aforementioned traffic headwinds.

Other Revenue

Other revenue includes click-based advertising and display-based advertising revenue from our cruise, vacation rentals, flights, and rental cars offerings on Tripadvisor websites and mobile apps, as well as, Tripadvisor dining revenue. Tripadvisor dining revenue includes intercompany (intersegment) revenue consisting of affiliate marketing commissions earned primarily from restaurant reservation bookings on Tripadvisor-branded websites and mobile apps, fulfilled by TheFork, which is eliminated on a consolidated basis, in addition to revenue earned from Hotels and Other's own B2B restaurant offerings. Other revenue decreased approximately $16 million and $14 million during the years ended December 31, 2025 and 2024, respectively, when compared to the same periods in 2024 and 2023, primarily due to the strategic decision to de-emphasize our vacation rentals offering, as well as ongoing dynamics in restaurants related to our go-to-market shift from a sales-led model to a self-service model.

As the Company enters 2026, it no longer offers travelers access to vacation rentals, flights and rental cars offerings on its platform.

TheFork Segment

	Year ended December 31,			% Change	
				2025 vs. 2024	2024 vs. 2023
	2025	2024	2023		
	(in millions)				
Revenue	$ 220.8	$ 180.8	$ 153.7	22%	18%
Less: (1)					
Cost of sales	21.9	15.2	9.2	44%	65%
Marketing (2)	61.7	51.3	40.8	20%	26%
Personnel (exclusive of stock-based compensation)	86.5	82.6	91.2	5%	(9)%
Technology	13.7	12.2	12.3	12%	(1)%
General and administrative	16.6	14.2	14.7	17%	(3)%
Total Adjusted EBITDA	$ 20.4	$ 5.3	$ (14.5)	285%	n.m.
Adjusted EBITDA Margin by Segment (3)	9.2%	2.9%	-9.4%		

(1) Refer to "Note 18: *Segment and Geographic Information*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for expense information needed in order to reconcile to the consolidated operating expense captions on the consolidated statements of operations.
(2) TheFork segment marketing expenses are shown gross of intersegment (intercompany) expenses, which is eliminated on a consolidated basis. Refer to "Note 18: *Segment and Geographic Information*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for a discussion of intersegment revenue and expenses for all periods presented.
(3) "Adjusted EBITDA Margin by Segment" is defined as Adjusted EBITDA by segment divided by revenue by segment.

TheFork segment revenue increased by $40 million during the year ended December 31, 2025 when compared to the same period in 2024, driven primarily driven by booking volume growth largely in TheFork's branded channel and, to a lesser extent, increased adoption of its premium online reservation booking software offering and third-party partnership revenue. In addition, we estimate TheFork's revenue growth rate was positively impacted by foreign currency fluctuations of approximately 5% during the year ended December 31, 2025 when compared to the same period in 2024.

Adjusted EBITDA in TheFork segment improved by $15 million during the year ended December 31, 2025 when compared to the same period in 2024, and adjusted EBITDA margin improved by 6.3 percentage points during the year ended December 31, 2025 when compared to the same period in 2024. The improvement in adjusted EBITDA was primarily due to an increase in revenue as noted above, partially offset by increased marketing costs, in addition to an increase in cost of sales to support certain third-party partner relationships during 2025. The improvement in adjusted EBITDA margin was primarily due to lower personnel costs as a percentage of revenue.

Consolidated Expenses

Cost of Sales

Cost of sales consists of expenses that are directly related or closely correlated to revenue generation, including direct costs, such as credit card and other booking transaction payment fees, media production costs, ad serving fees, and other revenue generating costs. In addition, cost of sales includes operating costs such as bad debt expense and non-income taxes, including sales, use, digital services, and other non-income related taxes.

| | Year ended December 31, | | | | | % Change | |
	2025		2024		2023		2025 vs. 2024	2024 vs. 2023
			(in millions)					
Cost of sales	$	144.6	$	131.2	$	119.1	10%	10%
% of revenue		7.6%		7.2%		6.7%		

Cost of sales increased $13 million during the year ended December 31, 2025 when compared to the same period in 2024, primarily due to an increase in variable costs supporting revenue growth including credit card payment processing fees and other transaction related costs in Experiences and TheFork, partially offset by lower digital service taxes ("DST"), largely due to $3 million in incremental DST during 2024 related to enacted tax legislation in Canada requiring retrospective application, which did not reoccur in 2025.

Marketing

Marketing expenses (or advertising costs) consist of direct costs, including traffic generation costs from paid online traffic acquisition costs (including SEM and other online traffic acquisition costs), syndication costs and

affiliate marketing commissions, social media costs, brand advertising (including connected television, traditional television and other offline advertising), promotions and public relations.

| | Year ended December 31, | | | | | | % Change | |
| | 2025 | | 2024 | | 2023 | | 2025 vs. 2024 | 2024 vs. 2023 |
	(in millions)							
Marketing - Experiences	$	538.2	$	499.8	$	469.6	8%	6%
Marketing - Hotels and Other		195.5		181.9		199.2	7%	(9%)
Marketing - TheFork		61.7		51.3		40.8	20%	26%
Intersegment (intercompany) marketing expenses		(4.0)		(4.4)		(4.4)	(9%)	0%
Total Marketing	$	791.4	$	728.6	$	705.2	9%	3%
% of revenue		41.8%		39.7%		39.4%		

Marketing costs increased $63 million during the year ended December 31, 2025 when compared to the same period in 2024, primarily driven by an increase in marketing costs in Experiences, and to a lesser extent, Hotels and Other and TheFork as paid online marketing costs across all our segments increased as part of our overall paid marketing channel mix and prioritization.

Personnel

Personnel expenses consist primarily of salaries, payroll taxes, bonuses, employee health and other benefits, and stock-based compensation. In addition, personnel expenses include costs associated with contingent staff, bonuses and commissions for sales, sales support, customer support and marketing employees.

| | Year ended December 31, | | | | | | % Change | |
| | 2025 | | 2024 | | 2023 | | 2025 vs. 2024 | 2024 vs. 2023 |
	(in millions)							
Personnel (exclusive of stock-based compensation)	$	465.6	$	475.2	$	473.8	(2%)	0%
Stock-based compensation		107.8		119.7		95.8	(10%)	25%
Total Personnel	$	573.4	$	594.9	$	569.6	(4%)	4%
% of revenue		30.3%		32.4%		31.9%		

Personnel costs decreased $22 million during the year ended December 31, 2025 when compared to the same period in 2024, primarily driven by a reduction in headcount related to cost-reduction measures initiated in Hotels and Other during 2025, partially offset by an increase in personnel costs to support business growth in Experiences during the year.

Technology

Technology expenses consist primarily of licensing, data center costs including cloud-based solutions, maintenance, computer supplies, telecom, and content translation and localization costs.

| | Year ended December 31, | | | | | | % Change | |
| | 2025 | | 2024 | | 2023 | | 2025 vs. 2024 | 2024 vs. 2023 |
	(in millions)							
Technology	$	98.7	$	91.3	$	80.0	8%	14%
% of revenue		5.2%		5.0%		4.5%		

Technology costs increased $7 million during the year ended December 31, 2025 when compared to the same period in 2024, primarily due to increased data center costs in Hotels and Other and licensing costs in Experiences.

General and Administrative

General and administrative expenses consist primarily of professional service fees and other fees including audit, legal, tax and accounting, and other operating costs including real estate and office expenses, and non-compensation related personnel expenses such as travel, relocation, recruiting, and training expenses.

| | Year ended December 31, | | | % Change | |
	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
		(in millions)			
General and administrative	$ 67.9	$ 90.5	$ 79.1	(25%)	14%
% of revenue	3.6%	4.9%	4.4%		

General and administrative costs decreased $23 million during the year ended December 31, 2025 when compared to the same period in 2024, primarily due to an estimated accrual for the potential settlement of a regulatory related matter of $10 million during 2024, which was reduced by $4 million during the second quarter of 2025, and to a lesser extent, transaction related costs of $3 million incurred during 2024, which did not reoccur in 2025, all of which are included in Hotels and Other. In addition, a reduction of $3 million in office lease expense, as a result of cost reduction initiatives in Hotels and Other, also contributed to the decrease in general and administrative costs during the year ended December 31, 2025 when compared to the same period in 2024.

Depreciation and Amortization

Depreciation expense consists of depreciation on computer equipment, leasehold improvements, furniture, office equipment and other assets, and amortization of capitalized website development costs and right-of-use assets related to our finance lease. Amortization consists of the amortization of definite-lived intangibles purchased in business acquisitions.

| | Year ended December 31, | | |
	2025	2024	2023
		(in millions)	
Depreciation	$ 89.6	$ 78.6	$ 78.2
Amortization of intangible assets	2.8	6.5	8.8
Total depreciation and amortization	$ 92.4	$ 85.1	$ 87.0
% of revenue	4.9%	4.6%	4.9%

Depreciation and amortization increased $7 million during the year ended December 31, 2025 when compared to the same period in 2024, primarily due to increased depreciation related to previous capital expenditure investments in internal website development, partially offset by the completion of amortization related to intangible assets purchased in business acquisitions in previous years.

Restructuring and other related reorganization costs

Restructuring and other related reorganization costs consist primarily of employee severance and related benefits, and other related reorganization costs.

| | Year ended December 31, | | |
	2025	2024	2023
		(in millions)	
Restructuring and other related reorganization costs	$ 43.4	$ 21.1	$ 22.2
% of revenue	2.3%	1.2%	1.2%

The Company incurred pre-tax restructuring and other related reorganization costs of $43 million during the year ended December 31, 2025, as discussed above. Refer to "Note 7: *Accrued Expenses and Other Current Liabilities*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for more information regarding restructuring and other related reorganization costs.

Interest Expense

Interest expense primarily consists of interest incurred, commitment fees, and debt issuance cost amortization related to the Credit Facility, the Term Loan B Facility, the 2025 Senior Notes, the 2026 Senior Notes, as well as imputed interest on finance leases.

	Year ended December 31,		
	2025	2024	2023
	(in millions)		
Interest expense	$ (63.3)	$ (46.4)	$ (44.0)

Interest expense increased $17 million during the year ended December 31, 2025 when compared to the same period in 2024, primarily due to an increase in our aggregate outstanding principal amount, which incrementally increased our ongoing financing costs. The majority of interest expense reported during the year ended December 31, 2025 was primarily related to the Term Loan B Facility, while during the year ended December 31, 2024, interest expense incurred was primarily related to the Term Loan B Facility, as well as the 2025 Senior Notes, which were redeemed in July 2024. Refer to "Note 8: *Debt*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

Interest Income

Interest income primarily consists of interest earned from available on demand bank deposits, time deposits, money market funds, and marketable securities, including amortization of discounts and premiums on our marketable securities.

	Year ended December 31,		
	2025	2024	2023
	(in millions)		
Interest income	$ 39.9	$ 48.6	$ 47.5

Interest income decreased $9 million during the year ended December 31, 2025 when compared to the same period in 2024, primarily due to a decrease in interest rates received on demand bank deposits, time deposits, and money market funds.

Other Income (Expense), Net

Other income (expense), net generally consists of net foreign exchange gains and losses, forward contract gains and losses, earnings/(losses) from equity method investments, gain/(loss) and impairments on non-marketable investments, gain/(loss) on sale/disposal of businesses, and other assets, gain/(loss) on extinguishment of debt, and other non-operating income (expenses).

	Year ended December 31,		
	2025	2024	2023
	(in millions)		
Other income (expense), net	$ (11.4)	$ (7.4)	$ (4.1)

Other expense, net increased $4 million during the year ended December 31, 2025 when compared to the same period in 2024, primarily due to net foreign exchange losses incurred as a result of foreign currency rate

movements during the period, partially offset by a loss on extinguishment of debt of $2 million during 2024, primarily consisting of a non-cash write-off of unamortized debt issuance costs, which did not reoccur in 2025. Refer to "Note 16: *Other Income (Expense), Net*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for additional information.

(Provision) Benefit for Income Taxes

	Year ended December 31,		
	2025	2024	2023
	(in millions)		
(Provision) benefit for income taxes	$ (4.9)	$ (81.8)	$ (114.8)
Effective tax rate	11.1%	94.3%	91.7%

Our effective tax rate was lower than the U.S. federal statutory rate of 21% during the year ended December 31, 2025, primarily due to a discrete tax benefit of $11 million recorded during the first quarter of 2025 to release income tax reserves as a result of the U.S. federal statute of limitation of assessment closing on tax years 2014, 2015, and 2016, and a U.S. tax benefit of $11 million related to foreign derived intangible income.

We recorded a total income tax provision of $5 million for the year ended December 31, 2025. The change in our income taxes and our effective tax rate during the year ended December 31, 2025, when compared to the same period in 2024, was primarily the result of an Internal Revenue Service ("IRS") audit settlement for the 2014, 2015, and 2016 tax years of $41 million, recorded during the year ended December 31 2024, which did not reoccur in 2025, as well as a discrete tax benefit of $11 million recorded during the first quarter of 2025 to release income tax reserves as a result of the U.S. federal statute of limitation of assessment closing on tax years 2014, 2015, and 2016, as discussed above, and a decrease in pretax income. Refer to "Note 10: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

Net income (loss)

	Year ended December 31,		
	2025	2024	2023
	(in millions)		
Net income (loss)	$ 39.8	$ 4.9	$ 10.4
Net income (loss) margin	2.1%	0.3%	0.6%

Net income increased $35 million during the year ended December 31, 2025 when compared to the same period in 2024. The improvement in net income was largely driven by an increase in revenue, as described in more detail above under "*Revenue and Segment Information*", a decrease in income tax expense of $77 million, as described in more detail above under "*(Provision) Benefit for Income Taxes*" and, to a lesser extent, a decrease in personnel costs and general and administrative costs, as described in more detail above under "*Consolidated Expenses.*" These improvements were partially offset by increased marketing costs across all segments and, to a lesser extent, increased pre-tax restructuring and other related reorganization costs of approximately $22 million, as well as an increase in borrowing costs and a reduction in interest income during the year ended December 31, 2025, all of which is described in more detail above under "*Consolidated Expenses.*"

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we also disclose consolidated Adjusted EBITDA, which is a non-GAAP financial measure. A "non-GAAP financial measure" refers to a numerical measure of a company's historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in such company's financial statements.

Adjusted EBITDA is also our reported measure of segment profit and a key measure used by our CODM, management and Board of Directors to understand and evaluate the operating performance of our business as a whole and our individual operating segments, and on which internal budgets and forecasts are based and approved. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons and better enables management and investors to compare financial results between periods as these costs may vary independent of ongoing core business performance. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our CODM, management and Board of Directors. We define Adjusted EBITDA as net income (loss) plus: (1) provision (benefit) for income taxes; (2) other expense (income), net; (3) depreciation and amortization; (4) stock-based compensation; (5) goodwill, long-lived asset, and intangible assets impairments; (6) legal reserves, settlements and other (including indirect tax reserves related to audit settlements and the impact of one-time changes resulting from enacted indirect tax legislation); (7) restructuring and other related reorganization costs; (8) transaction related expenses; and (9) non-recurring expenses and income unusual in nature or infrequently occurring.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with GAAP. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other GAAP results.

Some of these limitations are:

- Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

- Adjusted EBITDA does not reflect the interest expense, or cash requirements necessary to service interest or principal payments on our debt;

- Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

- Adjusted EBITDA does not reflect certain income and expenses not directly tied to the ongoing core operations of our business, such as legal reserves, settlements and other, restructuring and other related reorganization costs, and transaction related expenses;

- Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

- Adjusted EBITDA is unaudited and does not conform to SEC Regulation S-X, and as a result such information may be presented differently in our future filings with the SEC; and

- other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

These limitations apply also to Adjusted EBITDA Margin.

The following table presents a reconciliation of Adjusted EBITDA to Net Income (Loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, for the periods presented:

	Year ended December 31,					
	2025		**2024**		**2023**	
			(in millions)			
Net income (loss)	$	**39.8**	$	**4.9**	$	**10.4**
Add: Provision (benefit) for income taxes		4.9		81.8		114.8
Add: Other expense (income), net		34.8		5.2		0.6
Add: Restructuring and other related reorganization costs		43.4		21.1		22.2
Add: Legal reserves, settlements and other [1]		(4.4)		17.2		—
Add: Transaction related expenses [2]		—		3.5		3.2
Add: Stock-based compensation		107.8		119.7		95.8
Add: Depreciation and amortization		92.4		85.1		87.0
Adjusted EBITDA	$	318.7	$	338.5	$	334.0

(1) During the year ended December 31, 2024, we recorded an estimated accrual for the potential settlement of a regulatory related matter of $10 million, which was settled during 2025 resulting in a decrease in the accrual of $4 million, all of which is reflected in general and administrative expenses on our consolidated statement of operations. Refer to "Note 11: *Commitments and Contingencies*" for further information. In addition, this amount includes a one-time charge of $3 million during the year ended December 31, 2024, resulting from enacted digital service tax legislation in Canada in June 2024, which required retrospective application back to January 1, 2022. This amount represents the one-time retrospective liability for the periods prior to April 1, 2024, while all prospective periods are included within adjusted EBITDA. This cost is reflected in cost of sales on our consolidated statement of operations.

(2) The Company expensed certain transaction related costs of $3 million during both the years ended December 31, 2024 and 2023, to general and administrative expenses on our consolidated statements of operations.

Liquidity and Capital Resources

Our principal source of liquidity is cash flow generated from operations and our existing cash and cash equivalents balance. Our liquidity needs can also be met through drawdowns under the Credit Facility. As of December 31, 2025 and 2024, we had approximately $1.0 billion and $1.1 billion, respectively, of cash and cash equivalents, and $496 million of available borrowing capacity under the Credit Facility as of December 31, 2025. As of December 31, 2025, approximately $241 million of our cash and cash equivalents were held by our international subsidiaries outside of the U.S., of which approximately 40% was held in the U.K. As of December 31, 2025, the significant majority of our cash was denominated in U.S. dollars.

As of December 31, 2025, we had $584 million of cumulative undistributed earnings in foreign subsidiaries which were no longer considered to be indefinitely reinvested. As of December 31, 2025, we maintained a deferred income tax liability on our consolidated balance sheet, which was not material, for the U.S. federal and state income tax and foreign withholding tax liabilities on the cumulative undistributed foreign earnings that we no longer consider indefinitely reinvested. Refer to "Note 10: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

As of December 31, 2025, we are party to the Amended Credit Agreement, which, among other things, provides for a $500 million revolving Credit Facility with a maturity date of June 29, 2028. As of December 31, 2025 and 2024, we had no outstanding borrowings under the Credit Facility. The Company may borrow from the Credit Facility in U.S. dollars, Euros and Sterling. For information regarding interest rates on potential borrowings under the Credit Facility refer to "Note 8: *Debt*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K. We are required to pay a quarterly commitment fee, at an applicable rate ranging from 0.25% to 0.40%, on the daily unused portion of the Credit Facility for each fiscal quarter and in connection with the issuance of letters of credit. As of December 31, 2025, our unused revolver capacity was subject to a commitment fee of 0.25%, given the Company's total net leverage ratio. The Credit Facility, among other things, requires us to maintain a maximum total net leverage ratio and contains certain customary affirmative and negative covenants and events of default, including for a change of control. As of December 31, 2025 and 2024, we were in compliance with our covenant requirements in effect under the Credit Facility. While there can be no assurance that we will be able to meet the total net leverage ratio covenant in the future, based on our current projections, we do not believe there is a material risk that we will not remain in compliance throughout the next twelve months.

As of December 31, 2025, the Company had an outstanding principal amount of $354 million and $831 million in short-term debt and long-term debt, respectively, on our consolidated balance sheet pertaining to the 2026 Senior Notes and Term Loan B Facility, both of which are discussed below.

The outstanding principal under the 2026 Senior Notes of $345 million provides, among other things, that interest at a rate of 0.25% per annum is payable on April 1 and October 1 of each year, until their maturity on April 1, 2026, which the Company expects to repay using its existing cash and cash equivalents. The 2026 Senior Notes are senior unsecured obligations of the Company, although unconditionally guaranteed on a joint and several basis, by certain of the Company's domestic subsidiaries.

On July 8, 2024, under the Amended Credit Agreement, the Company issued a $500 million Term Loan B Facility maturing July 8, 2031, with an interest rate based on secured overnight financing rate ("SOFR") plus 2.75%, payable monthly. On July 15, 2024, the Company used these funds to fully redeem its outstanding $500 million, 2025 Senior Notes. The Term Loan B Facility was offered at 99.75% of par. On March 20, 2025, under the Amended Credit Agreement, the Company increased its existing Term Loan B Facility by $350 million, maturing July 8, 2031, with an interest rate based on SOFR plus 2.75% (the "Tack-On Incremental Term Loan B Facility"). We expect the proceeds from the Tack-On Incremental Term Loan B Facility will be used to fund the repurchase, repayment or redemption of the Company's outstanding 2026 Senior Notes, as discussed above, and for general corporate purposes. The Tack-On Incremental Term Loan B Facility was offered at 98.56% of par. We refer to the Term Loan B Facility, combined with the Tack-On Incremental Term Loan B Facility, as the "Term Loan B Facility." The Term Loan B Facility is required to be paid down at 1.00% of the aggregate principal amount per year, repayable in quarterly installments on the last day of each calendar quarter, equal to 0.25% of the principal amount with the balance due on the maturity date. Principal payments of $9 million were made under the Term Loan B Facility during the year ended December 31, 2025.

The 2026 Senior Notes are not registered securities and there are currently no plans to register these notes as securities in the future. We may from time to time repurchase the 2026 Senior Notes and Term Loan B Facility through tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. For further information on the Amended Credit Agreement, the Credit Facility, the Term Loan B Facility and 2026 Senior Notes, refer to "Note 8: *Debt*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Significant uses of capital and other liquidity matters

On November 1, 2019, our Board of Directors authorized the repurchase of an additional $100 million in shares of our common stock under an existing share repurchase program, which increased the amount available to the Company under this share repurchase program to $250 million. During the second quarter of 2023, we repurchased 4,724,729 shares of our outstanding common stock at an average price of $15.85 per share, exclusive of fees, commissions, and excise taxes, or $75 million in the aggregate, which completed this share repurchase program.

On September 7, 2023, our Board of Directors authorized the repurchase of $250 million in shares of our common stock under a new share repurchase program. This share repurchase program does not have a fixed expiration date or obligate the Company to acquire any particular number of shares and may be modified, suspended or discontinued at any time. During the year ended December 31, 2023, we repurchased 1,324,524 shares of our outstanding common stock at an average price of $18.85 per share, exclusive of fees, commissions, and excise taxes, or $25 million, under this share repurchase program. During the year ended December 31, 2024, the Company repurchased 1,366,385 shares of its common stock at an average price of $18.28 per share, exclusive of fees, commissions, and excise taxes, or $25 million in the aggregate. During the year ended December 31, 2025, the Company repurchased 6,105,262 shares of its common stock at an average price of $14.72 per share, exclusive of fees, commissions, and excise taxes, or $90 million in the aggregate. As of December 31, 2025, there was $110 million remaining available to repurchase shares of its common stock under this share repurchase program.

Our business typically experiences seasonal fluctuations that affect the timing of our annual cash flows during the year related to working capital. As a result of our experience bookings, we generally receive cash from travelers

at the time of booking or prior to the occurrence of an experience, and we record these amounts, net of commissions, on our consolidated balance sheet as deferred merchant payables. We pay the operator, or the supplier, after the travelers' use. Therefore, we generally receive cash from the traveler prior to paying the operator and this operating cycle represents a source or use of cash to us. During the first half of the year, experience bookings typically exceed completed experiences, resulting in higher cash flow related to working capital, while during the second half of the year, particularly in the third quarter, this pattern reverses and cash flows from these transactions are typically negative. Other factors may also impact typical seasonal fluctuations, such as significant shifts in our business mix, adverse economic conditions, public health-related events, as well as other factors that could result in future seasonal patterns that are different from historical trends. In addition, new or different payment options offered to our customers could impact the timing of cash flows, such as our "Reserve Now, Pay Later" payment option, which allows travelers the option to reserve certain experiences and defer payment until a date no later than two days before the experience date. Usage of this payment option may continue to increase, though it is still not used in a majority of bookings to date, and affect the timing of our future cash flows and working capital.

As described above, on April 29, 2025, the Merger with LTRIP closed. The aggregate transaction price of the Merger totaled $437 million, of which $411 million consisted of cash payments made by the Company. Refer to "Note 1: *Organization and Business Description*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

As discussed in "Note 10: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K, we received a final notice regarding a MAP resolution agreement for the 2014 through 2016 tax years in January 2024, which we subsequently accepted in February 2024. In connection with this IRS audit settlement: (i) during the second quarter of 2024, we made a payment to the IRS of $141 million, inclusive of estimated interest, (ii) during the second half of 2024, we made various state tax payments totaling $26 million, inclusive of estimated interest, related to this audit settlement; and (iii) during the fourth quarter of 2024, we received a competent authority refund of $42 million, inclusive of net interest income, from a foreign jurisdiction. This audit settlement resulted in total net operating cash outflow during 2024 of $105 million, which includes federal tax benefits from these payments of $20 million.

Additionally, as discussed in "Note 10: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K, we received a final notice regarding a MAP settlement for the 2009 through 2011 tax years in January 2023, which the Company subsequently accepted in February 2023. During the three months ended June 30, 2023, we made a U.S. federal tax payment of $113 million, inclusive of interest, to Expedia related to this IRS audit settlement, pursuant to the Tax Sharing Agreement with Expedia. During the three months ended September 30, 2023, we received a competent authority refund of $49 million, inclusive of interest income, related to this IRS audit settlement. This audit settlement resulted in a total net operating cash outflow during 2023 of $70 million.

In addition, in January 2021, we received an issue closure notice from HM Revenue & Customs ("HMRC") in the U.K. relating to adjustments for the 2012 through 2016 tax years. These proposed adjustments are related to certain transfer pricing arrangements with our foreign subsidiaries and would result in an increase to income tax expense in an estimated range of $25 million to $35 million, exclusive of interest expense, at the close of the audit if HMRC prevails. We are also currently subject to audit by HMRC in tax years 2017 through 2023. If HMRC were to seek adjustments of a similar nature through a closure notice for transactions in these years, we could be subject to significant additional tax liabilities. Although the ultimate timing for resolution of this matter is uncertain, any future payments required would negatively impact our operating cash flows.

We believe that our available cash and cash equivalents will be sufficient to fund our foreseeable working capital requirements, capital expenditures, existing business growth initiatives, debt and interest obligations, including repayment of its 2026 Senior Notes on April 1, 2026, lease commitments, and other financial commitments through at least the next twelve months. Our future capital requirements may also include capital needs for acquisitions and/or other expenditures in support of our business strategy, which may potentially reduce our cash balance and/or require us to borrow under the Credit Facility or to seek other financing alternatives.

Our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Year ended December 31,		
	2025	2024	2023
	(in millions)		
Net cash provided by (used in):			
Operating activities	$ 245	$ 144	$ 235
Investing activities	$ (84)	$ (73)	$ (63)
Financing activities	$ (197)	$ (63)	$ (127)

During the year ended December 31, 2025, our primary source of cash was from operations, while our primary use of cash was from financing activities (including $411 million to repurchase our outstanding common stock pursuant to the Merger, $90 million in repurchases of our outstanding common stock under the existing share repurchase program, and $20 million in payments of withholding taxes on net share settlements of equity awards), and investing activities (including $82 million in capital expenditures). This use of cash was funded with existing cash and cash equivalents and operating cash flows generated during the period, as well as, financing activities which includes $341 million in borrowings from our Tack-On Incremental Term Loan B Facility, net of financing costs.

Net cash provided by operating activities for the year ended December 31, 2025, increased by $101 million when compared to the same period in 2024, primarily due to an increase in working capital of $50 million, and to a lesser extent, an increase in net income of $35 million and an increase in non-cash items of $16 million. The increase in working capital was primarily driven by an IRS audit settlement, as discussed above, which resulted in a net operating cash outflow during 2024 of $105 million which did not reoccur in 2025, partially offset by a decrease in our income tax provision of approximately $77 million, as discussed above under "(Provision) Benefit for Income Taxes." In addition, changes related to the timing of collection of cash from customers, the timing of vendor payments and deferred merchant payments to experiences operators, contributed to the fluctuation in working capital.

Net cash used in investing activities for the year ended December 31, 2025 increased by $11 million when compared to the same period in 2024, largely due to an increase in capital investment primarily in technology and office space across the Company.

Net cash used in financing activities for the year ended December 31, 2025 increased by $134 million when compared to the same period in 2024, primarily due to $411 million for the repurchase of our outstanding common stock pursuant to the Merger, a $65 million increase in net cash used to repurchase shares of our outstanding common stock under the existing share repurchase program, and a net decrease in proceeds received from the issuance of debt under the Term Loan B Facility during 2025 of $152 million, net of financing costs, partially offset by the repayment of the 2025 Senior Notes of $500 million during 2024.

The following table summarizes our current and long-term material cash requirements, both accrued and off-balance sheet, as of December 31, 2025:

	Total		By Period			
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
			(in millions)			
Term Loan B Facility [1]	$ 840	$ 9	$ 17	$ 17	$ 797
Expected interest payments on Term Loan B Facility [2]	286	53	105	102	26
2026 Senior Notes [3]	345	345	—	—	—
Finance lease obligations [4]	48	10	20	18	—
Operating lease obligations [5]	45	10	13	8	14
Expected commitment fee payments on Credit Facility [6]	3	1	2	—	—
Purchase obligations and other [7]	88	43	43	2	—
Total [8][9]	$ 1,655	$ 471	$ 200	$ 147	$ 837

[1] Represents outstanding principal on our Term Loan B Facility due July 2031 and assumes that existing debt is repaid at maturity.
[2] Expected interest payments on our Term Loan B Facility are based on the effective interest rate as of December 31, 2025, however, this effective interest rate is variable and could change significantly in the future. Amount assumes that our existing debt is repaid at maturity.
[3] Represents outstanding principal on our 2026 Senior Notes due April 1, 2026 and assumes that existing debt is repaid in cash at maturity.
[4] Estimated undiscounted future lease payments for our corporate headquarters in Needham, Massachusetts. These amounts exclude expected rental income under non-cancelable subleases.
[5] Estimated undiscounted future lease payments for our operating leases, primarily for office space, with non-cancelable lease terms. These amounts exclude expected rental income under non-cancelable subleases.
[6] Expected commitment fee payments are based on the daily unused portion of the Credit Facility, issued letters of credit, and the effective commitment fee rate as of December 31, 2025; however, these variables could change significantly in the future.
[7] Estimated purchase obligations that are fixed and determinable, primarily related to telecommunication and licensing contracts, with various expiration dates through December 2030. These contracts have non-cancelable terms or are cancelable only upon payment of significant penalty. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.
[8] Excluded from the table is $73 million of unrecognized tax benefits, including interest, which is included in other long-term liabilities on our consolidated balance sheet as of December 31, 2025, for which we cannot make a reasonably reliable estimate of the amount and period of payment.
[9] Excluded from the table is $4 million of undrawn standby letters of credit used primarily as security deposits for certain office space leases as of December 31, 2025.

As of December 31, 2025, other than the items discussed above, we did not have any off-balance sheet arrangements, that have, or are reasonably likely to have, a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Office Lease Commitments

As of December 31, 2025, we leased approximately 280,000 square feet of office space for our corporate headquarters in Needham, Massachusetts, which has an expiration date of December 2030 and an option to extend the lease term for two consecutive terms of five years each. We account for this lease as a finance lease as of December 31, 2025.

In addition to our corporate headquarters lease, we have contractual obligations in the form of operating leases for office space, in which we lease an aggregate of approximately 172,000 square feet, at nearly 25 other locations across North America, Europe and Asia Pacific, in cities such as New York, London, Singapore, Barcelona and Paris, primarily used for sales offices, subsidiary headquarters, and international management teams, pursuant to leases with various expiration dates, with the latest expiring in December 2034.

Contingencies

In the ordinary course of business, we are party to legal, regulatory and administrative matters, including threats thereof, arising out of, or in connection with our operations. These matters may involve claims involving, but not limited to, intellectual property rights (including privacy rights), tax matters (including value-added, excise, digital services, sales and use, transient occupancy and accommodation taxes), regulatory compliance (including competition, consumer protection matters, data privacy and cybersecurity matters), contractual claims (including related to our material agreements or other contracts), defamation and reputational claims, personal injury claims, labor and employment matters and commercial disputes. Routinely, we review the status of all significant outstanding matters to assess any potential financial exposure. We record the estimated loss in our consolidated statement of operations when (i) it is probable that an asset has been impaired or a liability has been incurred; and (ii) the amount of the loss can be reasonably estimated and is material. We provide disclosures in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the consolidated financial statements. We base accruals on the best information available at the time, which can be highly subjective. Although occasional adverse decisions or settlements may occur, we do not believe that the final disposition of any of these matters will have a material adverse effect on our business, except for certain known income tax matters discussed below. However, the final outcome of these matters could vary significantly from our estimates. Finally, there may be claims or actions pending or threatened against us of which we are currently not aware and the ultimate disposition of which could have a material adverse effect on us.

We are under audit by the IRS and various other domestic and foreign tax authorities with regards to income tax and non-income tax matters. We have reserved for potential adjustments to our provision for income taxes that may result from examinations by, or any negotiated agreements with, these tax authorities. Although we believe our tax estimates are reasonable, the final determination of audits could be materially different from our historical income tax provisions and accruals. The results of an audit could have a material effect on our financial position, results of operations, or cash flows in the period for which that determination is made.

Refer to "Note 10: *Income Taxes*" and "Note 11: *Commitments and Contingencies*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information on other potential contingencies, including ongoing audits by the IRS and various other domestic and foreign tax authorities, and other tax and legal matters. Over recent years, the Organization for Economic Cooperation and Development ("OECD") through its "Inclusive Framework" has been working on a "two-pillar" global tax consensus project that, if implemented, would result in certain changes to the current global tax regulatory framework. The OECD's "Pillar One" initiative proposes to reallocate certain profits from the largest and most profitable multinational businesses to countries where the customers of those businesses are located, and the "Pillar Two" initiative proposes a global minimum income tax rate on corporations of 15%. In response to these proposals, certain jurisdictions have enacted legislation to implement a global minimum income tax of 15%, which currently has no material impact on our financial results, as well as legislation to impose new forms of gross receipts taxes, such as digital services taxes imposed on digital advertising and online marketplace platforms/services. On January 5, 2026, the OECD/G20 announced the Side-by-Side (SbS) package, implemented as administrative guidance and modifying the operation of Pillar 2 rules. The package introduces simplifications and new safe harbors for U.S. and other multinational companies where domestic and international tax systems meet robust requirements to coexist with Pillar 2, which would fully exempt U.S.-parented groups from the application of two of the three Pillar 2 top-up taxes. This does not have a material impact on Tripadvisor.

If consensus is reached on Pillar One, unilateral digital services taxes is expected to be repealed, however until such time we continue to be subject to these taxes and are currently subject to unilateral digital services taxes. While the future of the global tax regulatory landscape remains uncertain, we continue to monitor the OECD's and members ongoing discussions to determine the current and potential impact on our consolidated financial statements. During the years ended December 31, 2025, 2024 and 2023, we recorded $16 million, $18 million and $18 million, respectively, of digital service taxes to cost of sales on our consolidated statements of operations.

Due to the one-time transition tax on the deemed repatriation of undistributed foreign subsidiary earnings and profits in 2017, as a result of the 2017 Tax Act, the majority of previously unremitted earnings have been subjected to U.S. federal income tax. To the extent future distributions from these subsidiaries will be taxable, a deferred

income tax liability has been accrued on our consolidated balance sheet, which was not material as of December 31, 2025. As of December 31, 2025, $584 million of our cumulative undistributed foreign earnings were no longer considered to be indefinitely reinvested.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Management

Market risk refers to the risk of loss arising from adverse changes in stock prices, interest rates and foreign currency exchange rates. We are exposed to market risks primarily due to our international operations, our ongoing investment and financial activities, as well as changes in economic conditions in all significant markets in which we operate. The risk of loss can be assessed from the perspective of adverse changes in our future earnings, cash flows, fair values of our assets, and financial condition. Our exposure to market risk, at any point in time, may include risks related to any borrowings under the Credit Facility, or outstanding debt related to the 2026 Senior Notes and Term Loan B Facility, derivative instruments, capped calls, cash and cash equivalents, short-term and long-term marketable securities, if any, accounts receivable, intercompany receivables/payables, accounts payable, deferred merchant payables and other balances and transactions denominated in foreign currencies. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage and attempt to mitigate our exposure to such risks.

Interest Rates

Our primary exposure to changes in interest rates relates primarily to our cash, cash equivalents, investment portfolio at any point in time, 2026 Senior Notes and Term Loan B Facility, and borrowings, if any, under the Credit Facility.

Changes in interest rates affect the amount of interest earned on our cash, cash equivalents, and marketable securities, if any, and the fair value of those securities. Our interest income and expense are most sensitive to fluctuations in U.S. interest rates. We generally invest our excess cash in available on demand bank deposits and time deposits at major global financial institutions, money market funds, and marketable securities. Our investment policy and strategy is focused on capital preservation and supporting our liquidity requirements. We invest in highly-rated securities, and our investment policy limits the amount of credit exposure to any one issuer. Our investment policy requires our investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss.

As of December 31, 2025 and 2024, respectively, we had no outstanding marketable securities in our investment portfolio, and no outstanding borrowings under the Credit Facility. In March 2021, we issued the 2026 Senior Notes with a principal balance of $345 million at a fixed rate of 0.25% and in July 2024 and March 2025, in total, we borrowed a principal balance of $850 million under the Term Loan B Facility at a variable rate equal to SOFR plus 2.75%. Based on the current outstanding balance under the Term Loan B Facility as of December 31, 2025, a 25 basis-point change in our interest rates on the Term Loan B Facility would result in an increase or decrease in our interest expense of approximately $2 million per annum. As of December 31, 2025, we estimated the fair value of the 2026 Senior Notes and Term Loan B Facility were approximately $340 million and $821 million, respectively, based on recently reported market transactions and prices for identical or similar financial instruments obtained from a third-party pricing source. Since the 2026 Senior Notes bear interest at a fixed rate, we are more sensitive to the capital market conditions of our common shares than changes in interest rates. The fair value of the 2026 Senior Notes and Term Loan B Facility will likely change based on the capital market conditions.

Refer to "Note 3: *Financial Instruments and Fair Value Measurements*" and "Note 8: *Debt*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information on our cash and cash equivalents, investments and other financial instruments, 2026 Senior Notes, Term Loan B Facility and the Credit Facility.

We currently do not hedge our interest rate risk; however, we are continually evaluating the interest rate market, and if we become increasingly exposed to potentially volatile movements in interest rates, and if these

movements are material, this could cause us to adjust our financing strategy. We did not experience material changes in interest rate exposures or any material financial impact from adverse changes in interest rates for the years ended December 31, 2025, 2024 or 2023.

Foreign Currency Exchange Rates

We conduct business in certain international markets, largely in Europe, and in countries such as Singapore and Australia. Because we operate in international markets, we have exposure to different economic climates, political arenas, tax systems and regulations that could affect foreign currency exchange rates.

Some of our subsidiaries maintain their accounting records in their respective local currencies other than the U.S. dollar. Consequently, changes in foreign currency exchange rates may impact the translation of those subsidiary's financial statements into U.S. dollars. As a result, we face exposure to adverse movements in foreign currency exchange rates as the financial results of our non-U.S. dollar operations are translated from local currency, or functional currency, into U.S. dollars upon consolidation. If the U.S. dollar weakens against the functional currency, the translation of these foreign currency denominated balances will result in increased net assets, revenue, operating expenses, operating income and net income upon consolidation. Similarly, our net assets, revenue, operating expenses, operating income and net income will decrease upon consolidation if the U.S. dollar strengthens against the functional currency. The effect of foreign currency exchange on our business historically has varied from quarter to quarter and may continue to do so, potentially materially. In order to provide a meaningful assessment of the foreign currency exchange rate risk associated with our consolidated financial statements, we performed a sensitivity analysis. A hypothetical 10% decrease of the foreign currency exchange rates in our significant international markets relative to the U.S. dollar, or strengthening of the U.S. dollar, would generate an estimated unrealized loss of approximately $42 million related to a decrease in our net assets as of December 31, 2025, which would initially be recorded to accumulated other comprehensive income (loss) on our consolidated balance sheet.

In addition, foreign currency exchange rate fluctuations on transactions denominated in currencies other than the functional currency result in transactional gains and losses. We recognize these transactional gains and losses (primarily Euro and British pound currency transactions) in our consolidated statement of operations and have recorded net foreign currency exchange losses of $7 million, $3 million and $5 million for the years ended December 31, 2025, 2024 and 2023, respectively, in "other income (expense), net" on our consolidated statements of operations. Future transactional gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the U.S. dollar and other functional currencies, and the relative composition and denomination of monetary assets and liabilities each period.

We manage our exposure to foreign currency risk through internally established policies and procedures. To the extent practicable, we minimize our foreign currency exposures by maintaining natural hedges (i.e., self-hedging) between our current assets and current liabilities in similarly denominated foreign currencies, as well as using derivative financial instruments. We typically use foreign currency forward exchange contracts ("forward contracts") to manage certain short-term foreign currency risk to attempt to reduce the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives. Our objective is to hedge only those foreign currency exposures that can be confidently identified and quantified and that may result in significant impacts to our cash or the consolidated statement of operations. Our policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures.

The forward contracts which we have entered into to date, have principally addressed foreign currency exchange fluctuation risk between the Euro and the U.S. dollar. We account for these forward contacts, which have not been designated as hedges under GAAP to date, as either assets or liabilities and carry them at fair value. We had no outstanding forward contracts as of December 31, 2025 and had outstanding forward contracts as of December 31, 2024, with a total notional value of $11 million. These forward contracts were not designated as hedges and had maturities of less than 90 days. We recognize gains and losses from forward contracts in other income (expense), net on our consolidated statement of operations upon settlement or a change in fair value. We recorded a net loss of $2 million for the year ended December 31, 2025, related to our forward contracts, and net gain of $1 million for the year ended December 31, 2024. Refer to "Note 3: *Financial Instruments and Fair Value*

Measurements" in the notes to the consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further detail on our derivative instruments.

Our exposure to potentially volatile movements in foreign currency exchange rates will increase as we increase our operations in international markets. The economic impact of foreign currency exchange rate movement is linked to variability in the macroeconomic environment such as inflation and interest rates, governmental actions, and geopolitical events such as regional conflicts. We regularly monitor the macroeconomic environment, which has seen some volatility as a result of geopolitical tensions resulting from Russia's invasion of Ukraine, the conflict in the Middle East, as well as increased cyberattacks, other military conflicts, tariffs, trade negotiations, and sanctions. Developments in the macroeconomic environment could cause us to adjust our foreign currency risk strategies. Continued uncertainty regarding our international operations, including U.K. and E.U. relations, may result in future currency exchange rate volatility which may impact our business and results of operations.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements and Supplementary Data:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Tripadvisor, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tripadvisor, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

> *Sufficiency of audit evidence over revenue*
>
> As discussed in Notes 2 and 18 to the consolidated financial statements, and disclosed in the consolidated statements of operations, the Company had $1,891 million in revenue, net of intersegment revenue of $4 million, for the year ended December 31, 2025, of which $924 million was Experiences related, $750 million was Hotels and Other related, and $221 million was TheFork related. Each of these categories of revenue has multiple revenue streams and the Company's processes and information technology (IT) systems differ between each revenue stream.
>
> We identified the evaluation of sufficiency of audit evidence over Experiences and Hotels and Other revenue as a critical audit matter. Subjective auditor judgment was required due to the number of revenue streams and the related IT applications utilized throughout the revenue recognition processes. Subjective auditor judgment was required to evaluate that relevant revenue data was captured and aggregated throughout these various IT applications. This matter also included determining the revenue streams over which procedures would be performed and evaluating the nature and extent of evidence obtained over each revenue stream, both of which included the involvement of IT professionals with specialized skills and knowledge.
>
> The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over Experiences and Hotels and Other revenue. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's revenue recognition process for Experiences and Hotels and Other revenue. This included controls related to accurate recording of amounts. For certain revenue streams, we assessed the recorded revenue by selecting a sample of transactions and compared the amounts recognized for consistency with underlying documentation, including evidence of contracts with customers.

We involved IT professionals with specialized skills and knowledge, who assisted in:

- testing certain IT applications used by the Company in its revenue recognition processes.

- testing the transfer of relevant revenue data between certain systems used in the revenue recognition processes.

We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Boston, Massachusetts
February 13, 2026

TRIPADVISOR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

	Year ended December 31,		
	2025	2024	2023
Revenue (Note 2, Note 18)	$ 1,891	$ 1,835	$ 1,788
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization as shown separately below)	145	131	119
Marketing	791	729	705
Personnel (including stock-based compensation of $108, $120, and $96 - Note 13)	573	595	570
Technology	99	91	80
General and administrative	68	91	79
Depreciation and amortization	92	85	87
Restructuring and other related reorganization costs (Note 7)	43	21	22
Total costs and expenses	1,811	1,743	1,662
Operating income (loss)	80	92	126
Other income (expense):			
Interest expense	(63)	(46)	(44)
Interest income	40	48	47
Other income (expense), net (Note 16)	(12)	(7)	(4)
Total other income (expense), net	(35)	(5)	(1)
Income (loss) before income taxes	45	87	125
(Provision) benefit for income taxes (Note 10)	(5)	(82)	(115)
Net income (loss)	$ 40	$ 5	$ 10
Earnings (loss) per share attributable to common stockholders (Note 15):			
Basic	$ 0.32	$ 0.04	$ 0.07
Diluted	$ 0.31	$ 0.04	$ 0.08
Numerator used to compute earnings (loss) per share attributable to common stockholders (Note 15):			
Basic	$ 40	$ 5	$ 10
Diluted	$ 41	$ 6	$ 11
Weighted average common shares outstanding (Note 15):			
Basic	125	139	139
Diluted	131	145	145

The accompanying notes are an integral part of these consolidated financial statements.

TRIPADVISOR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Year ended December 31,		
	2025	**2024**	**2023**
Net income (loss)	$ 40	$ 5	$ 10
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments, net of tax [1]	47	(23)	11
Reclassification adjustments included in net income (loss), net of tax [1]	3	3	—
Total other comprehensive income (loss), net of tax	50	(20)	11
Comprehensive income (loss)	$ 90	$ (15)	$ 21

(1)   Deferred income tax liabilities related to these amounts are not material.

The accompanying notes are an integral part of these consolidated financial statements.

TRIPADVISOR, INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except number of shares and per share amounts)

	December 31, 2025		December 31, 2024	
ASSETS				
Current assets:				
Cash and cash equivalents (Note 3)	$	1,035	$	1,064
Accounts receivable, net (allowance for expected credit losses of $27 and $25, respectively) (Note 2, Note 3)		209		207
Prepaid expenses and other current assets		47		49
Total current assets		1,291		1,320
Property and equipment, net (Note 4, Note 5)		210		200
Operating lease right-of-use assets (Note 5)		35		17
Intangible assets, net (Note 6)		33		36
Goodwill (Note 6)		844		814
Non-marketable investments (Note 3)		28		30
Deferred income taxes, net (Note 10)		137		101
Other long-term assets, net of allowance for credit losses of $10 and $10, respectively (Note 3)		47		43
TOTAL ASSETS	$	2,625	$	2,561
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	23	$	49
Deferred merchant payables (Note 2)		308		255
Deferred revenue (Note 2)		53		47
Current portion of debt (Note 8)		353		5
Income taxes payable (Note 10)		12		23
Accrued expenses and other current liabilities (Note 7)		249		249
Total current liabilities		998		628
Long-term debt (Note 8)		819		831
Finance lease obligation, net of current portion (Note 5)		36		43
Operating lease liabilities, net of current portion (Note 5)		29		11
Deferred income taxes, net (Note 10)		1		1
Other long-term liabilities (Note 9)		97		104
Total Liabilities		1,980		1,618
Commitments and contingencies (Note 11)				
Stockholders' equity: (Note 14)				
Preferred stock, $0.001 par value		—		—
Authorized shares: 100,000,000				
Shares issued and outstanding: 0 and 0, respectively				
Common stock, $0.001 par value		—		—
Authorized shares: 1,600,000,000				
Shares issued: 120,577,305 and 153,655,038, respectively				
Shares outstanding: 114,472,043 and 127,394,786, respectively				
Class B common stock, $0.001 par value		—		—
Authorized shares: 400,000,000				
Shares issued and outstanding: 0 and 12,799,999, respectively				
Additional paid-in capital		460		1,605
Retained earnings		316		276
Accumulated other comprehensive income (loss)		(41)		(91)
Treasury stock-common stock, at cost, 6,105,262 and 26,260,252 shares, respectively		(90)		(847)
Total Stockholders' Equity		645		943
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,625	$	2,561

The accompanying notes are an integral part of these consolidated financial statements.

TRIPADVISOR, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in millions, except number of shares)

	Common stock Shares	Amount	Class B common stock Shares	Amount	Additional paid-in capital	Stockholder note receivable - related party	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock Shares	Amount	Total
Balance as of December 31, 2022	**146,891,538**	**$ —**	**12,799,999**	**$ —**	**$ 1,404**	**$ —**	**$ 261**	**$ (82)**	**(18,844,614)**	**$ (722)**	**$ 861**
Net income (loss)							10				10
Other comprehensive income (loss), net of tax								11			11
Issuance of common stock related to exercise of options and vesting of RSUs, net of common stock withheld due to net share settlement	2,883,823	—			—						—
Repurchase of common stock (Note 14)									(6,049,253)	(100)	(100)
Withholding taxes on net share settlements of equity awards					(17)						(17)
Stock-based compensation (Note 13)					106						106
Balance as of December 31, 2023	**149,775,361**	**$ —**	**12,799,999**	**$ —**	**$ 1,493**	**$ —**	**$ 271**	**$ (71)**	**(24,893,867)**	**$ (822)**	**$ 871**
Net income (loss)							5				5
Other comprehensive income (loss), net of tax								(20)			(20)
Issuance of common stock related to exercise of options and vesting of RSUs, net of common stock withheld due to net share settlement	3,879,677	—									—
Repurchase of common stock (Note 14)									(1,366,385)	(25)	(25)
Withholding taxes on net share settlements of equity awards					(21)						(21)
Stock-based compensation (Note 13)					133						133
Balance as of December 31, 2024	**153,655,038**	**$ —**	**12,799,999**	**$ —**	**$ 1,605**	**$ —**	**$ 276**	**$ (91)**	**(26,260,252)**	**$ (847)**	**$ 943**
Net income (loss)							40				40
Other comprehensive income (loss), net of tax								50			50
Stockholder note receivable - related party (Note 1)						(327)					(327)
Repurchase of common stock related to Merger, net of issuance of common stock as Merger consideration (Note 1)	3,037,959				39	327			(26,823,683)	(437)	(71)
Retirement of treasury shares (Note 14)	(40,283,936)		(12,799,999)		(1,284)				53,083,935	1,284	—
Repurchase of common stock under share repurchase program (Note 14)									(6,105,262)	(90)	(90)
Issuance of common stock related to exercise of options and vesting of RSUs, net of common stock withheld due to net share settlement	4,168,244										—
Withholding taxes on net share settlements of equity awards					(20)						(20)
Stock-based compensation (Note 13)					120						120
Balance as of December 31, 2025	**120,577,305**	**$ —**	**—**	**$ —**	**$ 460**	**$ —**	**$ 316**	**$ (41)**	**(6,105,262)**	**$ (90)**	**$ 645**

The accompanying notes are an integral part of these consolidated financial statements.

TRIPADVISOR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year ended December 31,		
	2025	**2024**	**2023**
Operating activities:			
Net income (loss)	$ 40	$ 5	$ 10
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	92	85	87
Stock-based compensation expense (Note 13)	108	120	96
Deferred income tax expense (benefit) (Note 10)	(2)	(14)	(25)
Provision for expected credit losses (Note 2)	8	8	6
Other, net	18	9	9
Changes in operating assets and liabilities, net:			
Accounts receivable, prepaid expenses and other assets	(8)	(24)	6
Accounts payable, accrued expenses and other liabilities	(46)	13	11
Deferred merchant payables	52	19	32
Income tax receivables/payables, net	(23)	(75)	(1)
Deferred revenue	6	(2)	4
Net cash provided by (used in) operating activities	245	144	235
Investing activities:			
Capital expenditures, including capitalized website development	(82)	(74)	(63)
Other investing activities, net	(2)	1	—
Net cash provided by (used in) investing activities	(84)	(73)	(63)
Financing activities:			
Proceeds from the issuance of Term Loan B Facility, net of financing costs (Note 8)	341	493	—
Payment of 2025 Senior Notes (Note 8)	—	(500)	—
Payment of financing costs related to Credit Facility (Note 8)	—	(1)	(3)
Principal payments on Term Loan B Facility (Note 8)	(9)	(1)	—
Repurchase of common stock related to Merger, including transaction costs (Note 1)	(411)	—	—
Repurchase of common stock under the share repurchase program (Note 14)	(90)	(25)	(100)
Payment of withholding taxes on net share settlements of equity awards	(20)	(21)	(17)
Payments of finance lease obligation and other financing activities, net (Note 5)	(8)	(8)	(7)
Net cash provided by (used in) financing activities	(197)	(63)	(127)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	7	(11)	1
Net increase (decrease) in cash, cash equivalents, and restricted cash	(29)	(3)	46
Cash, cash equivalents, and restricted cash at beginning of period	1,064	1,067	1,021
Cash, cash equivalents, and restricted cash at end of period	$ 1,035	$ 1,064	$ 1,067
Supplemental disclosure of cash flow information:			
Cash paid (received) during the period for income taxes, net of refunds (Note 10)	$ 29	$ 170	$ 140
Cash paid during the period for interest	$ 59	$ 58	$ 39
Supplemental disclosure of non-cash investing and financing activities:			
Issuance of common stock related to Merger (Note 1)	$ 39	$ —	$ —
Net operating loss carryforwards retained related to Merger (Note 1)	$ 13	$ —	$ —
Stock-based compensation capitalized website development costs (Note 13)	$ 12	$ 13	$ 10

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: ORGANIZATION AND BUSINESS DESCRIPTION

We refer to Tripadvisor, Inc. and our wholly-owned subsidiaries as "Tripadvisor," "the Group," "the Company," "us," "we" and "our" in these notes to the consolidated financial statements.

On December 20, 2011, Expedia Group, Inc. ("Expedia") completed a spin-off of Tripadvisor into a separate publicly traded Delaware corporation. We refer to this transaction as the "Spin-Off." Tripadvisor's common stock began trading on The Nasdaq Stock Market as an independent public company on December 21, 2011, under the trading symbol "TRIP."

On December 11, 2012, Liberty Interactive Corporation, or Liberty, purchased an aggregate of approximately 4.8 million shares of common stock of Tripadvisor from Barry Diller, our former Chairman of the Board of Directors and Senior Executive, and certain of his affiliates. As a result, Liberty beneficially owned approximately 18.2 million shares of our common stock and 12.8 million shares of our Class B common stock.

On August 27, 2014, the entire beneficial ownership of our common stock and Class B common stock held by Liberty was acquired by Liberty TripAdvisor Holdings, Inc., or LTRIP. Simultaneously, Liberty, LTRIP's former parent company, distributed, by means of a dividend, to the holders of its Liberty Ventures common stock, Liberty's entire equity interest in LTRIP. We refer to this transaction as the "Liberty Spin-Off." As a result of the Liberty Spin-Off, effective August 27, 2014, LTRIP became a separate, publicly traded company holding 100% of Liberty's interest in Tripadvisor.

LTRIP and Tripadvisor Merger Agreement and Loan Agreement

On December 18, 2024, the Company, Liberty TripAdvisor Holdings, Inc. ("LTRIP") and Telluride Merger Sub Corp., a Delaware corporation and an indirect wholly-owned subsidiary of the Company ("Merger Sub"), entered into the Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Merger Sub would be merged with and into LTRIP (the "Merger"), with LTRIP surviving the Merger as the surviving corporation and an indirect, wholly-owned subsidiary of the Company, and (ii) immediately following the Merger, LTRIP (as the surviving corporation in the Merger) would be merged with and into TellurideSub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Company ("ParentSub LLC") (such merger, the "ParentSub LLC Merger"), with ParentSub LLC surviving the ParentSub LLC Merger as the surviving company and a wholly-owned subsidiary of the Company.

Pursuant to the Merger Agreement, on March 20, 2025 the Company provided a loan (the "Loan Agreement") to LTRIP in an aggregate principal amount of $327 million to enable LTRIP to repurchase or settle LTRIP's outstanding Exchangeable Debentures (refer to definition below) prior to the close of the Merger. The Loan Agreement provided that LTRIP was required to use the proceeds from the Loan Agreement solely to repurchase or settle its exchange obligations with respect to the Exchangeable Debentures in accordance with the terms of the Exchangeable Debentures Indenture and the Merger Agreement and pay related fees, costs and expenses incurred in connection therewith.

On April 29, 2025, the Merger closed (the "Merger Date"), and pursuant to the Merger Agreement, (i) the shares of LTRIP Series A common stock and Series B common stock issued and outstanding immediately prior to the effective time of the Merger were converted into the right to receive $0.2567 per share in cash, totaling approximately $20 million in the aggregate; (ii) all of the shares of LTRIP's 8% Series A cumulative redeemable preferred stock issued and outstanding immediately prior to the effective time of the Merger were converted into the right to receive, in the aggregate, approximately $42.5 million in cash, without interest, and 3,037,959 validly issued, fully paid and non-assessable shares of the Company's common stock, with a fair value of approximately $39 million, as calculated using the Company's closing stock price on April 28, 2025 of $12.82 per share; and (iii) the remaining balance of LTRIP's 0.50% exchangeable senior debentures (the "Exchangeable Debentures"), was repaid. The repayment of the Exchangeable Debentures occurred in two phases: (i) $326 million were repaid during March

2025 by LTRIP with the use of proceeds from the Loan Agreement, and (ii) $4 million were repaid by the Company during May 2025.

The Loan Agreement subsequently expired in accordance with the terms of the Merger Agreement upon closing of the Merger on April 29, 2025. As a result, the Loan Agreement balance of $327 million, initially classified as "stockholder note receivable - related party," a reduction to stockholders' equity in our consolidated balance sheet, is no longer payable to the Company by LTRIP, and it has been included in the aggregate transaction price of the Merger (see Merger accounting discussion below).

Prior to the Merger, assets held by LTRIP substantially consisted of shares of the Company's common stock. Immediately prior to the closing of the Merger, LTRIP beneficially owned approximately 26.8 million shares of the Company's common stock, consisting of 14.0 million shares of common stock and 12.8 million shares of Class B common stock. As a result, the Company accounted for the Merger as a repurchase of the Company's common stock previously held by LTRIP. As such: (i) the aggregate transaction price of the repurchase was recorded as an increase to treasury stock within stockholders' equity on our consolidated balance sheet, and (ii) the cash portion of the aggregate transaction price of the repurchase is reflected as a financing cash outflow within our consolidated statement of cash flows. The amount allocated to treasury stock on the consolidated balance sheet totaled $437 million, consisting of: (i) the aggregate cash and common stock consideration paid in connection with the repurchase of $431 million, plus (ii) all direct expenses and fees associated with the repurchase of approximately $19 million; partially offset by (iii) $13 million in LTRIP net operating loss carryforwards ("NOLs"), tax effected, retained by the Company, which was recorded as an asset to deferred income taxes, net on our consolidated balance sheet. Immediately following the close of the Merger, on April 29, 2025, the Board of Directors formally retired the shares of Tripadvisor common stock and Class B common stock previously held by LTRIP, thereby canceling approximately 26.8 million shares of the Company, which reduced the Company's outstanding shares by the same number. Refer to "Note 14: *Stockholders' Equity*", under the section titled *"Retirement of Treasury Shares"* for further information.

As a result of the Merger, the Company is no longer a controlled company under the Nasdaq Stock Market Listing Rules (the "Nasdaq Rules") and no longer subject to the Governance Agreement by and among the Company, Liberty Interactive Corporation and Barry Diller, dated as of December 20, 2011 (as amended by the Assignment and Assumption of Governance Agreement, dated August 12, 2014).

Redomestication to Nevada

Separately, effective April 29, 2025, the Company effected the redomestication of the Company to the State of Nevada by conversion, which redomestication by conversion was approved by the Company's stockholders in June 2023. With respect to such redomestication, a Plan of Conversion was filed with the Delaware Secretary of State and Articles of Conversion and Articles of Incorporation were filed with the Nevada Secretary of State. The redomestication of the Company had no impact on our consolidated financial statements.

Reportable Segment Changes

In the fourth quarter of 2025, the Company announced the realignment of its operating model to support its long-term goals and strategic priorities. As a result, in consultation with the Company's Chief Executive Officer ("CEO"), who also is the chief operating decision maker ("CODM"), we evaluated our operations and realigned the reportable segment information which our CODM regularly assesses to evaluate performance for operating decision-making purposes, including allocation of resources. The revised segment reporting structure consists of the following reportable segments: (1) Experiences; (2) Hotels and Other; and (3) TheFork. For further information on our segments, including the change in segments, and principal revenue streams within these segments refer to "Note 18: *Segment and Geographic Information*," in these notes to our consolidated financial statements. All prior period segment disclosure information has been recast to conform to the current reporting structure in this Form 10-K. This recast had no effect on our consolidated financial statements in any period.

Description of Business

The Tripadvisor group (the "Group") is a portfolio of global online platforms purpose-built to connect travelers with experiences, accommodations, restaurants and other relevant travel destination points of interest ("POIs"). Our mission is to be the world's most trusted source for travel and experiences.

We offer travelers the ability to search, discover, book, and review experiences, hotels, and restaurants seamlessly through our two-sided marketplaces across three primary consumer-facing brands: Viator, Tripadvisor, and TheFork. Tripadvisor also plays a unique role in broader travel planning and guidance, offering authentic traveler-submitted reviews and content, travel planning tools and related technology to instill confidence for travelers in every part of their travel journey.

The Company measures its financial performance within the following reportable segments: Experiences, Hotels and Other, and TheFork. The Company's strategy is focused on growing and scaling its Experiences and TheFork marketplaces, which we believe represents an attractive long-term value creation opportunity, while optimizing its legacy offerings within the Hotels and Other segment for profitability.

The Experiences segment includes Viator, a pure-play, experiences online travel agency ("OTA"), offering a two-sided global marketplace for tours, activities, and attractions; it also includes Tripadvisor's points-of-sale for experiences. Viator's global online marketplace focus is merchandising bookable experiences to travelers that typically have relatively higher purchase intent either pre-destination or in-destination. Tripadvisor is an online global travel guidance platform that also merchandises experiences to its audience, which more commonly serves travelers in the discovery and planning phases. Both brands leverage Viator's centralized supply platform that supports operator onboarding, operator inventory management, bookings, payments, fraud prevention, and customer support. In addition to its owned and operated platforms (Viator and Tripadvisor), the Company also syndicates its experiences supply to other third-party endemic and non-endemic demand partners. The Hotels and Other segment primarily consists of the Tripadvisor hotel and restaurant guidance platform, which includes hotel metasearch, and related advertising offerings primarily for hotels and restaurants. TheFork operates as a leading online restaurant reservation and dining management platform, enabling diners to discover and book reservations in more than 50,000 restaurants across 11 European countries.

Risks and Uncertainties

The U.S. and other countries have seen increased economic uncertainty (including with respect to tariffs, the threat of tariffs and changes in trade policies), market volatility, elevated levels of inflation and fluctuating discretionary spending patterns by consumers, all of which may impact our business. If macroeconomic conditions deteriorate, consumer demand and spending may decline, we may not be able to pass on increased costs to our customers and any inability to navigate the macroeconomic environment could harm our business, results of operations and financial condition.

Additionally, natural disasters, public health-related events, political instability, geopolitical conflicts, including the evolving events in the Middle East and between Ukraine and Russia, acts of terrorism, fluctuations in currency values, and changes in global economic conditions and/or legislation and regulation are examples of other events that could have a negative impact on the travel industry, and as a result, our financial results.

Seasonality

Consumer travel expenditures have historically followed a seasonal pattern. Correspondingly, travel partner advertising investments, and therefore our revenue and operating profits, have also historically followed a seasonal pattern. Our financial performance tends to be highest in the second and third quarters of a given year, which includes the seasonal peak in consumer demand, including travel experiences taken, and traveler accommodation stays, compared to the first and fourth quarters, which represent seasonal low points. In addition, during the first half of the year, experience bookings typically exceed the amount of completed experiences, resulting in higher cash flow related to working capital; while during the second half of the year, particularly in the third quarter, this pattern reverses and cash flows from these transactions are typically negative. Other factors may also impact typical

seasonal fluctuations, such as significant shifts in our business mix, adverse economic conditions or economic uncertainty, public health-related events, as well as other factors.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include Tripadvisor, our wholly-owned subsidiaries, and entities we control, or in which we have a variable interest and are the primary beneficiary of expected cash profits or losses. All inter-company accounts and transactions have been eliminated in consolidation. Additionally, certain prior period amounts may have been reclassified for comparability with the current period presentation, none of which were material. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). We believe that the assumptions underlying our consolidated financial statements are reasonable. However, these consolidated financial statements do not present our future financial position, or the results of our future operations and cash flows.

One of our subsidiaries that operates in China has variable interests in affiliated entities in China in order to comply with Chinese laws and regulations, which restrict foreign investment in internet content provision businesses. Although we do not own the capital stock of these Chinese affiliates, we consolidate their results as we are the primary beneficiary of the cash losses or profits of these variable interest affiliates and have the power to direct the activity of these affiliates. Our variable interest entities' financial results were not material for all periods presented. Investments in entities in which we do not have a controlling financial interest are accounted for under the equity method, the fair value option, as available-for-sale securities, or at cost adjusted for observable price changes and impairments, as appropriate.

Accounting Estimates

We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with GAAP. Our estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements are within accounting for income taxes. Refer to our accounting policy for income taxes disclosed below and "Note 10: *Income Taxes*" for information regarding our significant income tax estimates.

Revenue Recognition

We generate all our revenue from contracts with customers. We recognize revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. When we act as an agent in the transaction, we recognize revenue for only our commission on the arrangement. We determine revenue recognition through the following steps:

(1) Identification of the contract, or contracts, with a customer
(2) Identification of the performance obligations in the contract
(3) Determination of the transaction price
(4) Allocation of the transaction price to the performance obligations in the contract
(5) Recognition of revenue when, or as, we satisfy a performance obligation.

At contract inception, we assess the services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, we consider all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. We have provided qualitative information about our performance obligations for our principal revenue streams discussed below. There was no significant revenue recognized in the years ended December 31, 2025, 2024 and 2023 related to performance obligations satisfied in prior periods, respectively. We have applied a practical expedient and do not disclose the value of unsatisfied performance obligations that have an original expected duration of less than one year. The

Company expects to complete its performance obligations within one year from the initial transaction date. The value related to our remaining or partially satisfied performance obligations relates to subscription services that are satisfied over time or services that are recognized at a point in time, but not yet achieved. Our timing of services, invoicing and payments are discussed in more detail below and do not include a significant financing component. Our customer invoices are generally due 30 days from the time of invoicing.

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. Although the substantial majority of our contract costs have an amortization period of less than one year, we have determined contract costs arising from certain sales incentives have an amortization period in excess of one year given the high likelihood of contract renewal. Sales incentives are not paid upon renewal of these contracts and therefore are not commensurate with the initial sales incentive costs. As of both December 31, 2025 and 2024, there was $3 million of unamortized contract costs in other long-term assets on our consolidated balance sheet. We amortize these contract costs on a straight-line basis over the estimated customer life, which is based on historical customer retention rates. Amortization expense recorded to personnel expense on our consolidated statements of operations during each of the years ended December 31, 2025, 2024 and 2023, was $1 million. We assess such asset for impairment when events or circumstances indicate that the carrying amount may not be recoverable. No impairments were recognized during the years ended December 31, 2025, 2024 and 2023.

The recognition of revenue may require the application of judgment related to the determination of the performance obligations and the timing of when the performance obligations are satisfied. The determination of our performance obligations does not require significant judgment given that we generally do not provide multiple services to a customer in a transaction, and the point in which control is transferred to the customer is readily determinable. In instances where we recognize revenue over time, we generally have either a subscription service that is recognized over time on a straight-line basis using the time-elapsed output method or based on other output measures that provide a faithful depiction of the transfer of our services. When an estimate for cancellations is included in the transaction price, we base our estimate on historical cancellation rates and current trends. Taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue–producing transaction, that are collected by us from a customer, are reported on a net basis, or in other words excluded from revenue on our consolidated financial statements.

The Company offers various traveler incentive programs such as discounts and credits, which award participating travelers with credits granted at the time of a current purchase to be redeemed in the future. We record the discounts as reduction in revenue at the date we record the corresponding revenue transaction. These traveler incentive programs were not material to our consolidated financial statements in any period presented.

Practical Expedients and Exemptions

- We expense costs to obtain a contract as incurred, such as sales incentives, when the amortization period would have been one year or less.
- We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

The application of our revenue recognition policies and description of our principal activities, organized by reportable segment from which we generate our revenue, are presented below.

Experiences Segment

We provide a two-sided online marketplace that allows travelers to research and book tours, activities and attractions in popular travel destinations across the globe through our Viator and Tripadvisor branded platforms, which includes websites, mobile web, and mobile app. Through Viator, we also power traveler bookings of tours, activities and attractions on behalf of third-party distribution partner websites, including the Tripadvisor platform as well as many of the world's major OTA's, airlines, hotels, online and offline travel agencies, and other prominent content and eCommerce brands.

We work with local tour, activity, and experience operators ("operators") to provide travelers ("customers") the ability to book tours, activities and attractions, or "experiences," in destinations around the world. We generate commissions for each booking transaction we facilitate through our online reservation system, in exchange for certain activities, including the use of the Company's booking platform, post-booking 24/7 customer support until the time of the experience and payment processing activities as the merchant of record, which is the completion of the performance obligation. These activities are not distinct from each other and are not separate performance obligations. As a result, the Company's single performance obligation is to facilitate an experience, which is complete upon the time the experience occurs, and when revenue is recognized. We do not control the experience or have inventory risk before the operator provides the experience to our customer and therefore act as agent for substantially all of these transactions under GAAP.

We collect payment from the customer prior to the experience occurring, which includes both our commission and the amount due to the operator. We record our commissions as deferred revenue on our consolidated balance sheet when payment is received, including amounts which are refundable subject to cancellation, until the experience occurs and revenue is recognized. The amount due to the operator is recorded as a deferred merchant payable on our consolidated balance sheet until completion of the experience, after which payment is remitted to the operator.

To a much lesser extent, we earn commissions from third-party distribution partners, in this case, the customers, who display and promote on their websites the operator experiences available on our platform to generate bookings. In these transactions, we are not the merchant of record, and we generally invoice and receive commissions directly from third-party distribution partners upon completion of the experience and make payments to the operators after the experience is complete. Our performance obligation is to allow the third-party distribution partners to display and promote on their website experiences offered by operators who utilize our platform, in exchange for which, we earn a commission when travelers book and complete an experience on the third-party distribution partner's website. We do not control the service or have inventory risk, and therefore act as an agent for these transactions under GAAP. Our performance obligation is complete, and revenue is recognized at the time of the booking, as we have no post-booking obligations to the customer. We recognize this revenue net of an estimate of the impact of cancellations, which is not material, using historical cancellation rates and current trends. Contract assets are recognized for commissions that are contractually billable contingent upon completion of the experience.

Hotels and Other Segment

Hotels Revenue. Our largest source of Hotels and Other segment revenue is generated from click-based advertising on Tripadvisor-branded websites, which we refer to as hotel metasearch (also referred to as hotel auction) revenue, which is primarily comprised of contextually-relevant booking links to our travel partners' websites. Our click-based travel partners are predominantly online travel agencies, or OTAs, and hotels. Click-based advertising is generally priced on a cost-per-click, or "CPC" basis, with payments from travel partners determined by the number of travelers who click on a link multiplied by the CPC rate for each specific click. CPC rates are determined in a dynamic, competitive auction process, where the travel partner bids for rates and availability to be listed on our platform. When a CPC bid is submitted, the travel partner agrees to pay us the bid amount each time a traveler clicks on the link to that travel partner's website. Bids can be submitted periodically – as often as daily – on a property-by-property basis. We record click-based advertising revenue as the click occurs and traveler leads are sent to the travel partner's website as our performance obligation is fulfilled at that time. Click-based revenue is generally billed to our travel partners monthly, consistent with the timing of the service. To a much lesser extent, we also generate revenue from our cost-per-acquisition, or "CPA" model, which consists of contextually-relevant booking links to our travel partners' websites which are advertised on our platform. We earn a commission from our travel partners, based on a pre-determined contractual commission rate, for each traveler who clicks to and books a hotel reservation on the travel partner's website, which results in a traveler stay. CPA revenue is billable only upon the completion of each traveler's stay resulting from a hotel reservation. The travel partners provide the service to the travelers, and we act as an agent under GAAP. Our performance obligation is complete at the time of the hotel reservation booking, and the commission earned is recognized upon booking, as we have no post-booking service obligations. We recognize this revenue net of an estimate of the impact of cancellations, using historical cancellation rates and current trends. Contract assets are recognized at the time of booking for commissions that are billable upon

the completion of a traveler's stay. CPA revenue is generally billed to our travel partners two months after traveler stays are completed.

In addition, we offer business-to-business, or "B2B," solutions, including subscription-based advertising to hotels, owners of B&Bs, and other specialty lodging properties. Our performance obligation is generally to enable subscribers to advertise their businesses on our platform, as well as to manage and promote their website URL, email address, phone number, special offers and other information related to their business. Subscription-based advertising services are predominantly sold for a flat fee for a contracted period of time of one year or less and revenue is recognized on a straight-line basis over the period of the subscription service as efforts are expended evenly throughout the contract period. Subscription-based advertising services are generally billed at the inception of the service. When prepayments are received, we recognize deferred revenue initially on our consolidated balance sheet for the amount of prepayment in excess of revenue recognized, until the performance obligation is satisfied. To a lesser extent, we offer travel partners the opportunity to advertise and promote their business through hotel sponsored placements on our platform. This service is generally priced on a CPC basis, with payments from travel partners determined by the number of travelers who click on the sponsored link multiplied by the CPC rate for each specific click. CPC rates for hotel sponsored placements that our travel partners pay are generally based on bids submitted as part of an auction by our travel partners or a pre-determined contractual CPC rate. The travel partner agrees to pay us the CPC rate amount each time a traveler clicks on a link to the travel partner's website. We record this click-based advertising revenue as the click occurs and traveler leads are sent to the travel partner as our performance obligation is fulfilled at that time. Hotel sponsored placements revenue is generally billed to our travel partners monthly, consistent with the timing of the service.

Media and Advertising Revenue. We offer travel partners the ability to promote their brands through display-based advertising, or sometimes referred to as "media advertising," placements across our platform. Our display-based advertising clients are predominantly direct suppliers of hotels, airlines and cruises, as well as destination marketing organizations. We also sell display-based advertising to OTAs and other travel related businesses, as well as to advertisers from non-travel categories. Display-based advertising is sold predominantly on a cost per thousand impressions, or "CPM," basis. The performance obligation in our display-based advertising arrangements is to display a number of advertising impressions on our platform and we recognize revenue for impressions as they are delivered. Services are generally billed monthly. We have applied the practical expedient to measure progress toward completion, as we have the right to invoice the customer in an amount that directly corresponds with the value to the customer of our performance to date, which is measured based on impressions delivered.

Other Revenue. Other revenue primarily consists of Tripadvisor Dining and Cruise revenue. While Other Revenue includes revenue from vacation rentals, flights and rental cars for all periods presented through December 31, 2025, as the Company enters 2026, it no longer offers travelers access to these categories on our platform.

We generate revenue from our restaurant offerings on Tripadvisor-branded websites and mobile apps. Tripadvisor receives intercompany (intersegment) revenue consisting of affiliate marketing commissions earned from restaurant reservation bookings on Tripadvisor-branded websites and mobile apps, fulfilled by TheFork, which are then eliminated on a consolidated basis. The performance obligations, timing of customer payments for dining transactions, and methods of revenue recognition are consistent with TheFork segment, as described below. In addition, Tripadvisor restaurant offerings, or B2B restaurant offerings, generate subscription fees for subscription-based advertising to our restaurant partners that allow restaurants to manage and promote their website URL, email address, phone number, special offers and other information related to their business, as well as access to certain online reservation management services, marketing analytic tools, and menu syndication services. As the performance obligation is to provide restaurants with access to these services over a subscription period, the subscription fee revenue is recognized over the subscription period on a straight-line basis as efforts are expended evenly throughout the contract period. Subscription-based advertising services are generally billed at the inception of the service. When prepayments are received, we recognize deferred revenue initially on our consolidated balance sheet for the amount of prepayment in excess of revenue recognized, until the performance obligation is satisfied. In addition, we offer restaurant partners the opportunity to advertise and promote their business through restaurant media advertising placements on our platform. This service is generally priced on a CPC basis, with payments from restaurant partners determined by the number of clicks by consumers on the sponsored link multiplied by the CPC rate for each specific click. CPC rates for media advertising placements agreed to by our restaurant partners are based on a pre-determined contractual rate. We record this click-based advertising revenue as the click occurs and

diner leads are sent to the restaurant partner as our performance obligation is fulfilled at that time. Click-based revenue is generally billed to our restaurant partners monthly, consistent with the timing of the service.

Other Revenue also includes revenue generated from our cruise offering on Tripadvisor-branded websites and mobile apps, which primarily includes click-based advertising and display-based advertising revenue. The performance obligations, timing of customer payments for these offerings, and methods of revenue recognition are generally consistent with click-based advertising and display-based advertising revenue, as described above.

TheFork Segment

We provide information and services for consumers to research and book dining reservations through our European-based online restaurant reservations and dining management platform, TheFork. We primarily generate revenue from each booking reservation we facilitate on our platform, calculated on a per seated diner fee or as a percentage of cost of meal basis, which is paid by our restaurant customers for diners seated primarily from bookings through TheFork's online reservation system. The transaction fee is recognized as revenue after the reservation is fulfilled, or as diners are seated by our restaurant customers. We invoice restaurants monthly for transaction fees. To a lesser extent, we generate subscription fees in exchange for providing access to its electronic reservation booking software, including online reservation management services, marketing analytic tools, and menu syndication services. For these services, our performance obligation is to provide restaurants with access to these services over the subscription period, which generally is one-month, and we recognize revenue once our performance obligation is met and invoice restaurants monthly for these subscription services.

Refer to "Note 18: *Segment and Geographic Information*" for disaggregation of the Company's revenue by major products and revenue sources. We have determined that the disaggregation of revenue into these categories achieves the disclosure objective under GAAP, which is to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Deferred Revenue

Contract liabilities generally include payments received in advance of performance under the contract, and are realized as revenue as the performance obligation to the customer is satisfied, which we present as deferred revenue on our consolidated balance sheets. As of January 1, 2025, we had $47 million recorded as deferred revenue on our consolidated balance sheet, of which $43 million was recognized in revenue and $4 million was refunded due to cancellations by travelers during the year ended December 31, 2025. As of January 1, 2024, we had $49 million recorded as deferred revenue on our consolidated balance sheet, of which $46 million was recognized in revenue and $3 million was refunded due to cancellations by travelers during the year ended December 31, 2024. The difference between the opening and closing balances of our deferred revenue primarily results from the timing differences between when we receive customer payments and the time in which we satisfy our performance obligations. There were no significant changes in deferred revenue during the years ended December 31, 2025 and 2024 related to business combinations, impairments, cumulative catch-ups or other material adjustments.

Deferred Merchant Payables

We receive payment from travelers at the time of an experience booking, which is prior to the experience, and we record these amounts, net of our commissions, on our consolidated balance sheet as deferred merchant payables. We pay experience operators after the travelers' use. Therefore, we receive payment from the traveler prior to paying the experience operator and this operating cycle represents a working capital source or use of cash to us. Our deferred merchant payables balance was $308 million and $255 million at December 31, 2025 and 2024, respectively, on our consolidated balance sheets.

Cost of Sales

Cost of sales consists of expenses that are directly related or closely correlated to revenue generation, including direct costs, such as credit card and other booking transaction payment fees, media production costs, ad serving fees, and other revenue generating costs. In addition, cost of sales includes operating costs such as bad debt expense and non-income taxes, including sales, use, digital services, and other non-income related taxes.

Marketing

Marketing expenses (or advertising costs) consist of direct costs, including traffic generation costs from paid online traffic acquisition costs (including SEM and other online traffic acquisition costs), syndication costs and affiliate marketing commissions, social media costs, brand advertising (including connected television, traditional television and other offline advertising), promotions and public relations.

 We expense costs associated with communicating the advertisements in the period in which the advertisement takes place. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. For the years ended December 31, 2025, 2024 and 2023, we recorded advertising expense of $791 million, $729 million, and $705 million, respectively, in marketing expense on our consolidated statements of operations. We include prepaid advertising expenses in prepaid expenses and other current assets on our consolidated balance sheets, which was not material as of December 31, 2025 and 2024.

Personnel

Personnel expenses consist primarily of salaries, payroll taxes, bonuses, employee health and other benefits, and stock-based compensation. In addition, personnel expenses include costs associated with contingent staff, bonuses and commissions for sales, sales support, customer support and marketing employees.

Technology

Technology expenses consist primarily of licensing, data center costs including cloud-based solutions, maintenance, computer supplies, telecom, and content translation and localization costs.

General and Administrative

General and administrative expenses consist primarily of professional service fees and other fees including audit, legal, tax and accounting, and other operating costs including real estate and office expenses, and non-compensation related personnel expenses such as travel, relocation, recruiting, and training expenses.

Stock-Based Compensation

Stock Options. Our employee stock options generally consist of service-based awards. The exercise price is equal to the market price of the underlying shares of our common stock at the date of grant. In this regard, when granting stock option awards, our practice is to determine the applicable grant date and to specify that the exercise price shall be the closing price of our common stock on the date of grant. Our stock options generally have a term of ten years from the date of grant and typically vest equally over a four-year requisite service period. We amortize the grant-date fair value of our stock option grants as stock-based compensation expense over the vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

The estimated grant-date fair value of stock options is calculated using a Black-Scholes Merton option-pricing model ("Black-Scholes model"). The Black-Scholes model incorporates assumptions to fair value stock-based awards, which includes the risk-free rate of return, expected volatility, expected term, and expected dividend yield. Our risk-free interest rate is based on the yields currently available on zero-coupon U.S. Treasury issues, in effect at the time of the grant, whose remaining maturity period most closely approximates the stock option's expected term assumption. We estimate our expected volatility by using the historical volatility of our own common stock. Historical volatility is determined using actual daily price observations of our common stock price over a period equivalent to or approximate to the expected term of our stock option grants to date. We estimate our expected term using historical exercise behavior and expected post-vest termination data. Our expected dividend yield is zero as we have not historically paid regular cash dividends on our common stock and do not expect to pay regular cash dividends for the foreseeable future.

Restricted Stock Units. Restricted stock units ("RSUs") are stock awards that are granted to employees entitling the holder to shares of our common stock as the award vests. We measure the estimated fair value of RSUs based on the quoted price of our common stock at the date of grant. We amortize the fair value of RSUs as stock-

based compensation expense over the vesting term, which is typically over a four-year requisite service period on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date. We also issue deferred stock units ("DSUs") in certain cases to non-employee members of our board of directors. We measure the estimated fair value and recognize related compensation expense for DSUs as described above for RSUs; over a one-year requisite service period.

Performance-Based Awards. Performance-based stock options and RSUs vest upon achievement of certain Company-based performance conditions and a requisite service period. On the date of grant, the fair value of a performance-based award is calculated using the same method as our service based stock options and RSUs as described above. We then assess whether it is probable that the individual performance targets would be achieved. If assessed as probable, compensation expense will be recorded for these awards over the estimated performance period. At each reporting period, we reassess the probability of achieving the performance targets and the performance period required to meet those targets. The estimation of whether the performance targets will be achieved and the performance period required to achieve the targets requires judgment, and to the extent actual results or updated estimates differ from our current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized or merely affects the period over which compensation cost is to be recognized. The ultimate number of shares issued and the related compensation expense recognized will be based on a comparison of the final performance metrics to the specified targets.

Market-Based Awards. We issue market-based performance RSUs, or MSUs, which vest upon achievement of specified levels of market conditions. The fair value of our MSUs is estimated at the date of grant using a Monte-Carlo simulation model. The probabilities of the actual number of market-based performance units expected to vest and resultant actual number of shares of common stock expected to be awarded are reflected in the grant date fair values; therefore, the compensation expense for these awards will be recognized assuming the requisite service period is rendered and are not adjusted based on the actual number of awards that ultimately vest.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value.

The Company accounts for forfeitures in the period in which they occur, rather than estimating expected forfeitures.

Income Taxes

We record income taxes under the asset and liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted income tax rates expected to be in effect when we realize the underlying items of income and expense. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates. We classify deferred tax assets and liabilities as noncurrent on our consolidated balance sheet.

We record liabilities to address uncertain tax positions we have taken in previously filed tax returns or that we expect to take in a future tax return. The determination for required liabilities is based upon an analysis of each

individual tax position, taking into consideration whether it is more likely than not that our tax position, based on technical merits, will be sustained upon examination.

Cash, Cash Equivalents, Restricted Cash, and Marketable Securities

Our cash consists of available on demand bank deposits held in global financial institutions. Our cash equivalents generally consist of highly liquid investments, generally including money market funds, time deposits and marketable securities, with maturities of 90 days or less at the date of purchase. Our cash balance includes amounts collected on behalf of, but not yet remitted to experiences operators, which are included in the caption deferred merchant payables on our consolidated balance sheets.

As of December 31, 2025 and 2024, we did not have any cash and cash equivalents classified as restricted cash.

We classify marketable securities as either short-term or long-term based on each instrument's underlying contractual maturity date and as to whether and when we intend to sell a particular security prior to its maturity date. Marketable securities with maturities greater than 90 days at the date of purchase and 12 months or less remaining at the balance sheet date will be classified as short-term and marketable securities with maturities greater than 12 months from the balance sheet date will generally be classified as long-term. We classify marketable equity securities, limited by policy to money market funds and mutual funds, as either a cash equivalent, short-term or long-term based on the nature of each security and its availability for use in current operations.

Marketable securities are classified and accounted for as available-for-sale, and therefore are carried at fair value, with unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income (loss) as a component of stockholders' equity. Fair values are determined for each individual security in the investment portfolio. We determine the appropriate classification of our marketable securities at the time of purchase and reevaluate the designations at each balance sheet date. We invest in highly-rated securities, and our investment policy limits the amount of credit exposure to any one issuer, industry group and currency. The policy requires investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss and providing liquidity of investments sufficient to meet our operating and capital spending requirements and debt repayments. Realized gains and losses on the sale of marketable securities are determined by specific identification of each security's cost basis. We may sell certain of our marketable securities prior to their stated maturities for strategic reasons including, but not limited to, anticipation of credit deterioration, liquidity, and duration management. The weighted average maturity of our total invested cash shall not exceed 18 months, and no security shall have a final maturity date greater than three years, according to our investment policy.

We continually review any available-for-sale securities to determine whether their fair value is below their carrying value. If the fair value of an available-for-sale security is below their carrying value, and either we intend to sell the security or we will be required to sell before recovery, then the difference between fair value and carrying value is recognized as a loss in other income (expense), net on our consolidated statements of operations. If we do not intend to sell and we will not be required to sell before recovery, then we analyze whether a portion of the unrealized loss is the result of a credit loss. When a portion of the unrealized loss is the result of a credit loss, we recognize an allowance for expected credit losses on our consolidated balance sheet and a corresponding loss in other income (expense), net on our consolidated statements of operations. Any portion of the unrealized loss on the available-for-sale securities that is not attributable to a credit loss would be recognized as an unrealized loss in accumulated other comprehensive income (loss) within our consolidated statements of changes in stockholders' equity.

The Company's investment portfolio at any point in time may contain various investments, including, in U.S. treasury and U.S. government agency securities, taxable and tax-exempt municipal notes, corporate notes and bonds, commercial paper, non-U.S. government agency securities, overnight demand deposits, and money market funds. The Company segments its portfolio based on the underlying risk profiles of the securities and has a zero loss expectation for U.S. treasury and U.S. government agency securities. The Company regularly reviews the securities in an unrealized loss position and evaluates the expected credit loss risk by considering factors such as historical experience, market data, issuer-specific factors, and current economic conditions. As of December 31, 2025 and 2024, the Company had no available-for-sale securities.

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable are recognized when the right to consideration becomes unconditional and are recorded net of an allowance for expected credit losses. We record accounts receivable at the invoiced amount. Our customer invoices are generally due 30 days from the time of invoicing.

The Company uses the "expected credit loss" methodology, allowed under GAAP, in estimating its allowance for expected credit losses. We apply the "expected credit loss" methodology by first assessing our historical losses based on credit sales and then adding in an assessment of expected changes in the foreseeable future, whether positive or negative, to the Company's ability to collect its outstanding accounts receivables, or the expectation for future losses. The Company develops its expectation for future losses by assessing the profiles of its customers using their historical payment patterns, any known changes to those customers' ability to fulfill their payment obligations, and assessing broader economic conditions that may impact our customers' ability to pay their obligations. Where appropriate, the Company performs this analysis using a portfolio approach. Portfolios comprise customers with similar characteristics and payment history, and we have concluded that the aggregation of these customers into various portfolios does not produce a result that is materially different from considering the affected customers individually. Customers are assigned internal credit ratings, as determined by the Company, based on our collection profiles. Customers whose outstanding obligations are less likely to experience a credit loss are assigned a higher internal credit rating, and those customers whose outstanding obligations are more likely to experience a credit loss are assigned a lower credit rating. We recognize a greater credit loss allowance on the accounts receivable due from those customers in the lower credit rating tranche, as determined by the Company. When the Company becomes aware of facts and circumstances affecting an individual customer, it also takes that specific customer information into account as part of its calculation of expected credit losses.

The Company's exposure to credit losses may increase if our customers are adversely affected by changes in macroeconomic pressures, changes in global economic policies, or uncertainty associated with local or global economic recessions, or other customer-specific factors.

The following table presents the changes in our allowance for expected credit losses for the periods presented:

	December 31,		
	2025	2024	2023
	(in millions)		
Allowance for expected credit losses:			
Balance, beginning of period	$ 25	$ 21	$ 28
Provision charged to expense	8	8	6
Write-offs, net of recoveries and other adjustments	(6)	(4)	(13)
Balance, end of period	$ 27	$ 25	$ 21

Property and Equipment

We record property and equipment at cost, net of accumulated depreciation. We capitalize certain costs incurred during the application development stage related to website development when it is probable the project will be completed and the software will be used as intended. Capitalized costs include internal and external costs, if direct and incremental, and deemed by management to be significant. We expense costs related to the planning and post-implementation phases of website development as these costs are incurred. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software resulting in added functionality, in which case the costs are capitalized.

We compute depreciation using the straight-line method over the estimated useful lives of the assets, which is three to five years for computer equipment, capitalized website development, office furniture and other equipment. We depreciate leasehold improvements using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease.

Leases

We lease office space in a number of countries around the world, generally under non-cancelable operating lease agreements. Our corporate headquarters is our most significant office space lease and is accounted for as a finance lease under GAAP. The Company has also entered into other leases, such as data center leases, which are not material to our consolidated financial statements.

We determine whether a contract is or contains a lease at inception of a contract. We define a lease as a contract, or part of a contract, that conveys the right to control the use of identified property or equipment (an identified asset) for a period of time in exchange for consideration. Control over the use of the identified asset means that we have both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

Our lease contracts contain both lease and non-lease components which we combine as a single component under our accounting policy by asset class, except for office space leases and certain other leases, such as co-location data center leases, which we account separately for the lease and non-lease components. For leases which the consideration in the contract is allocated to lease and non-lease components, we base it on each component's relative standalone price. We determine standalone prices for the lease components based on the prices for which other lessors lease similar assets on a standalone basis. We determine standalone prices for the non-lease component based on the prices that third-party suppliers charge for services for similar assets on a standalone basis. If observable standalone prices are not readily available, we estimate the standalone prices based on other available observable information. However, for certain categories of equipment leases, such as network equipment and others, we account for the lease and non-lease components as a single lease component. Additionally, for certain equipment leases that have similar characteristics, we apply a portfolio approach to effectively account for operating lease right-of-use ROU assets and operating lease liabilities.

The Company uses its estimated incremental borrowing rate as the discount rate in measuring the present value of our lease payments given the rate implicit in our leases is not typically readily determinable. Given we do not currently borrow on a collateralized basis, our incremental borrowing rate is estimated to approximate the interest rate in which the Company would expect to pay on a collateralized basis over a similar term and payments, and in economic environments where the leased asset is located. We use the portfolio approach to determine the discount rate for leases with similar characteristics or when the Company is reasonably certain that doing so would not materially affect the accounting for those leases to which a single discount rate is applied.

We establish assets and liabilities for the estimated construction costs incurred under lease arrangements where we are considered the owner for accounting purposes only, or build-to-suit leases, to the extent we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease. Upon occupancy of facilities under build-to-suit leases, we assess whether these arrangements qualify for sales recognition under the sale-leaseback accounting guidance under GAAP. If we continue to be the deemed owner, for accounting purposes, the facilities are accounted for as finance obligations.

Finance Leases

Finance lease ROU assets and finance lease liabilities are recognized at the lease commencement date or the date the lessor makes the leased asset available for use. Finance lease ROU assets are generally amortized on a straight-line basis over the lease term, and the carrying amount of finance lease liabilities are (1) accreted to reflect interest using the incremental borrowing rate if the rate implicit in the lease is not readily determinable; and (2) reduced to reflect lease payments made during the period. Amortization expense for finance lease ROU assets and interest accretion on finance lease liabilities is recorded to depreciation and interest expense, respectively, in our consolidated statements of operations.

We lease approximately 280,000 square feet of office space for our corporate headquarters in Needham, Massachusetts. This lease has an expiration date of December 2030, with an option to extend the lease term for two consecutive terms of five years each and is accounted for as a finance lease.

Operating Leases

Our office space leases, exclusive of our corporate headquarters, are operating leases, which we lease an aggregate of approximately 172,000 square feet at nearly 25 locations across North America, Europe and Asia Pacific, in cities such as New York, London, Singapore, Barcelona and Paris, primarily used as sales offices, subsidiary headquarters, and for international operations, pursuant to leases with various expiration dates, with the latest expiring in December 2034.

Operating lease ROU assets and liabilities are recognized at lease commencement date, or the date the lessor makes the leased asset available for use, based on the present value of lease payments over the lease term using the Company's estimated incremental borrowing rate. ROU assets associated with operating leases comprise the initial lease liability and are then adjusted for any prepaid or deferred rent payments, unamortized initial direct costs, and lease incentives received. Amortization expense for operating lease ROU assets and interest accretion on operating lease liabilities is recognized as a single operating lease cost in our consolidated statement of operations, which results effectively in recognition of rent expense on a straight-line basis over the lease period. The carrying amount of operating lease liabilities are (1) accreted to reflect interest using the incremental borrowing rate if the rate implicit in the lease is not readily determinable; and (2) reduced to reflect lease payments made during the period. We present the combination of both the amortization of operating lease ROU assets and the change in the operating lease liabilities in the same line item within the adjustments to reconcile net income (loss) to net cash provided by operating activities in our consolidated statement of cash flows. Lease incentives are recognized as reductions of rental expense on a straight-line basis over the term of the lease. Our operating leases generally include options to extend the lease terms for up to approximately 6 years and/or terminate certain leases within 1 year, which we include in our lease term if we are reasonably certain to exercise these options. Payments under our operating leases are primarily fixed, however, certain of our operating lease agreements include rental payments which are adjusted periodically for inflation. We recognize these costs as variable lease costs on our consolidated statement of operations, which were not material during the years ended December 31, 2025, 2024 and 2023. In addition, our short-term lease costs were not material in any period presented.

We sublease certain floors of our corporate headquarters office space in Needham, Massachusetts. These subleases have terms ranging from 4 to 8 years that will expire at various dates by fiscal year 2030. We generally recognize sublease income on a straight-line basis over the sublease term. We present our operating lease costs net of sublease income in our consolidated statements of operations.

We also establish assets and liabilities at the present value of estimated future costs to return certain of our leased facilities to their original condition to satisfy any asset retirement obligations. Such assets are depreciated over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated restoration costs and are included in other long-term liabilities on our consolidated balance sheet. Our asset retirement obligations were not material as of both December 31, 2025 and 2024.

Non-Marketable Equity Investments

We account for non-marketable equity investments through which we exercise significant influence but do not have control over the investee under the equity method. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the investment as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee. In the event we are unable to obtain accurate financial information from the investee in a timely manner, we record our share of earnings or losses of such equity investment on a lag.

Non-marketable equity investments that are not accounted for under the equity method and that do not have a readily determinable fair value are accounted for under the measurement alternative, allowed under GAAP. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. We classify our non-marketable equity investments as long-term assets on our consolidated balance sheet as those investments do not have stated contractual maturity dates.

On a quarterly basis, we perform a qualitative assessment considering impairment indicators, if any, to evaluate whether these investments are impaired. Qualitative factors considered include industry and market conditions, financial performance, business prospects, and other relevant events and factors. When indicators of impairment exist, we prepare a quantitative assessment of the fair value of our equity investments, which may include using both the market and income approaches which require judgment and the use of estimates, including discount rates, investee revenues and costs, and available comparable market data of private and public companies, among others. When our assessment indicates that an impairment exists, we measure our non-marketable equity investments at fair value.

Valuations of such privately-held companies are inherently complex and uncertain due to the lack of liquid market for such company's securities. In addition, such investments are inherently risky in that such companies are typically at an early stage of development, may have no or limited revenues, may not be or may never become profitable, may not be able to secure additional funding or their technologies, services or products may not be successfully developed or introduced into the market.

Business Combinations

We account for acquired businesses using the acquisition method of accounting which requires that tangible assets and identifiable intangible assets acquired and assumed liabilities be recorded at the date of acquisition at their respective fair values. Any excess purchase price over the estimated fair value of the net tangible and intangible assets acquired is allocated to goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets may include but are not limited to future expected cash flows from customer and supplier relationships, acquired technology and trade names from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Valuations are performed by management or third-party valuation specialists under management's supervision, where appropriate. Any changes to provisional amounts identified during the measurement period, calculated as if the accounting had been completed as of the acquisition date, are recognized in the consolidated financial statements in the reporting period in which the adjustment amounts are determined.

Goodwill and Intangible Assets

Goodwill

We assess goodwill, which is not amortized, for impairment annually during the fourth quarter, or more frequently, if events and circumstances indicate impairment may have occurred. We test goodwill for impairment at the reporting unit level. Goodwill is assigned to reporting units that are expected to benefit from the synergies of the business combination in which such goodwill was generated as of the acquisition date. We evaluate our reporting units when changes in our operating structure occur, and if necessary, reassign goodwill using a relative fair value allocation approach. Once goodwill has been allocated to the reporting units, it no longer retains its identification with a particular acquisition and becomes identified with the reporting unit in its entirety. Accordingly, the fair value of the reporting unit as a whole is available to support the recoverability of its goodwill.

The Company has the option to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In the evaluation of goodwill for impairment, we generally first perform a qualitative assessment to determine whether it is more likely than not (i.e., a likelihood of more than 50%) that the estimated fair value of the reporting unit is less than the carrying amount. Periodically, we may choose to forgo the initial qualitative assessment and proceed directly to a quantitative analysis to assist in our annual evaluation. When assessing goodwill for impairment, our decision to perform a qualitative impairment assessment for an individual reporting unit in a given year is influenced by a number of factors, including, but not limited to the size of the reporting unit's goodwill, the significance of the excess of the reporting unit's estimated fair value over carrying value at the last quantitative assessment date, the amount of time in between quantitative fair value assessments from the date of acquisition or to establish an updated baseline quantitative analysis, and other performance and market indicators. During a qualitative assessment, if we determine that it is not more likely than not that the implied fair value of the goodwill is less than its carrying amount, no further testing is necessary. If, however, we determine

that it is more likely than not that the implied fair value of the goodwill is less than its carrying amount, we then perform a quantitative assessment and compare the estimated fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its estimated fair value, the goodwill impairment is measured using the difference between the carrying value and the estimated fair value of the reporting unit; however, any loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit.

In determining the estimated fair values of reporting units in a quantitative goodwill impairment test, we generally use a blend, of the following recognized valuation methods: the income approach (i.e. discounted cash flows model) and the market valuation approach, which we believe compensates for the inherent risks of using either model on a stand-alone basis. The discounted cash flows model indicates the fair value of the reporting units based on the present value of the cash flows that we expect the reporting units to generate in the future. Our significant estimates in the discounted cash flows model include: weighted average cost of capital; long-term rate of growth and profitability of the reporting unit; income tax rates and working capital effects. The market valuation approach indicates the fair value of the business based on a comparison to comparable publicly traded firms in similar lines of business and other precedent transactions. Our significant estimates in the market valuation approach model include identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment and assessing comparable revenue and/or income multiples in estimating the fair value of the reporting units. Valuations are performed by management or third-party valuation specialists under management's supervision, where appropriate. We believe that the estimated fair values assigned to our reporting units in impairment tests are based on reasonable assumptions that marketplace participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates. The use of substantially different assumptions, estimates or judgments could trigger the need for an impairment charge, or materially increase or decrease the amount of any such impairment charge.

During the fourth quarter of 2025, the composition of our reportable segments was changed, as discussed above and in "Note 18: *Segment and Geographic Information*." Following the change in reportable segments, our new reporting units for the purposes of goodwill impairment testing were identified as follows: (1) Experiences, (2) Hotels and Other, and (3) TheFork. The Experiences reporting unit includes the operations of our former Viator reporting unit; in addition to Tripadvisor point-of-sale experiences revenue and associated operating expenses. The Hotels and Other reporting unit includes the operations of our former Brand Tripadvisor reporting unit; excluding Tripadvisor point-of-sale experiences revenue and associated operating expenses. As a result of this reporting unit change, we performed a qualitative impairment assessment on our former reporting units prior to implementing the new segment reporting structure and determined that it was more likely than not that the fair value of all former reporting units was greater than the carrying value. As part of our qualitative assessment for our goodwill impairment analysis of our former reporting units, the factors that we considered included, but were not limited to: (a) changes in macroeconomic conditions in the overall economy and the specific markets in which we operate, (b) our ability to access capital, (c) changes in the online travel industry, (d) changes in the level of competition, (e) evaluation of current and future forecasted financial results of the reporting units, (f) comparison of our current financial performance to historical and budgeted results of the reporting units, (g) change in excess of the Company's market capitalization over its book value, (h) changes in estimates, valuation inputs, and/or assumptions since the last quantitative analysis of the reporting units during the second quarter of 2022, (i) changes in the regulatory environment, (j) changes in strategic outlook or organizational structure and leadership of the reporting units; and (k) other relevant factors, and how these factors might impact specific performance in future periods.

We then performed a goodwill impairment test for each of the three new reporting units (Experiences, Hotels and Other, and TheFork) upon the change in reportable segments using a quantitative impairment assessment that used a combination of: (i) an income approach based on discounted cash flow analysis, and (ii), a market approach based on market multiples, for each reporting unit. We concluded the estimated fair values were substantially in excess of the carrying values for the new reporting units, and therefore, no indications of impairment were identified as a result of these changes in the fourth quarter of 2025. Significant changes in macroeconomic conditions, industry and market environments or financial performance could result in a future impairment of goodwill, in particular the Hotels and Other reporting unit if expected profitability trends assumed in the discounted cash flow analysis are not realized. As a result of the change in segments, the Company used a relative fair value approach to estimate the portion of goodwill carrying amount associated with the former Brand Tripadvisor reporting unit for which to allocate to the new Experiences reporting unit, which was $190 million. This reflects the combining of the Tripadvisor point-of-sale experiences commerce into the new Experiences segment from the former Brand

Tripadvisor segment. Refer to "Note 6: *Goodwill and Intangibles*" for a summary of our goodwill activity by reportable segments.

Intangible Assets

Intangible assets with estimable useful lives, or definite-lived intangibles, are carried at cost and are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment upon certain triggering events. We routinely review the remaining estimated useful lives of our definite-lived intangible assets. If we reduce the estimated useful life assumption, the remaining unamortized balance is amortized over the revised estimated useful life.

Intangible assets that have indefinite lives are not amortized and are tested for impairment annually during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Similar to the qualitative assessment for goodwill, we may assess qualitative factors to determine if it is more likely than not that the implied fair value of the indefinite-lived intangible asset is less than its carrying amount. If we determine that it is not more likely than not that the implied fair value of the indefinite-lived intangible asset is less than its carrying amount, no further testing is necessary. If, however, we determine that it is more likely than not that the implied fair value of the indefinite-lived intangible asset is less than its carrying amount, we compare the implied fair value of the indefinite-lived asset with its carrying amount. If the carrying amount of an individual indefinite-lived intangible asset exceeds its implied fair value, the individual asset's carrying value is written down by an amount equal to such excess. The assessment of qualitative factors is optional and at our discretion. We may bypass the qualitative assessment for any indefinite-lived intangible asset in any period and resume performing the qualitative assessment in any subsequent period. We base our quantitative measurement of fair value of indefinite-lived intangible assets, which consist of Tripadvisor-brand trade name and trademarks, using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate future revenues, the appropriate royalty rate and the weighted average cost of capital, however, such assumptions are inherently uncertain and actual results could differ from those estimates.

During the Company's annual indefinite-lived intangible impairment test during the fourth quarter of 2025, a qualitative assessment was performed. As part of our qualitative assessment we considered, amongst other factors, the amount of excess fair value of our trade names and trademarks to the carrying value of those same assets, changes in estimates, and valuation input assumptions, since our previous quantitative analysis. After considering these factors and the impact that changes in such factors would have on the inputs used in our previous quantitative assessment, we determined that it was more likely than not that our indefinite-lived intangible assets were not impaired as of December 31, 2025.

Impairment of Long-Lived Assets

We periodically review the carrying amount of our other long-term assets, including property and equipment, net and operating lease right-of-use assets, to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. The Company's impairment evaluation is performed at the asset group level or the lowest level for which identified cash flows are largely independent, which the Company has defined as the reporting unit level. If such facts indicate a potential impairment, we assess the recoverability of the asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset of the group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies which would typically include an estimate of discounted cash flows, using an appropriate discount rate. Any impairment would be measured by the amount that the carrying values, of such asset groups, exceed their estimated fair value and would be included in operating income (loss) on the consolidated statement of operations. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. We have not identified any circumstances that would warrant an impairment charge for any recorded other long-term assets on our consolidated balance sheet at December 31, 2025 or 2024.

Foreign Currency Translation and Transaction Gains and Losses

Our consolidated financial statements are reported in U.S. dollars. Certain of our subsidiaries outside of the U.S. use the local currency as their functional currency and not the U.S. dollar. Therefore assets and liabilities of our foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations are translated at the average exchange rates in effect during the applicable reporting period. The resulting unrealized cumulative translation adjustment is recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity on our consolidated balance sheet.

In addition, our subsidiaries also engage in transactions in currencies other than their functional currency. Transactions denominated in currencies other than the functional currency are recorded based on foreign currency exchange rates at the time such transactions arise. Subsequent changes in foreign currency exchange rates result in transaction gains and losses which are reflected in our consolidated statements of operations as unrealized (based on the applicable period-end exchange rate) or realized upon settlement of the transactions. Accordingly, we have recorded net foreign currency exchange losses of $9 million, $2 million and $5 million, respectively, for the years ended December 31, 2025, 2024 and 2023, in other income (expense), net on our consolidated statements of operations. These amounts also include transaction gains and losses, both realized and unrealized from forward contracts.

Derivative Financial Instruments

We account for derivative instruments that do not qualify for hedge accounting as either assets or liabilities and carry them at fair value, with any subsequent adjustments to fair value recorded in other income (expense), net on our consolidated statements of operations. Monetary assets and liabilities denominated in a currency other than the functional currency of a given subsidiary are remeasured at spot rates in effect on the balance sheet date with the effects of changes in foreign currency exchange rates reported in other income (expense), net on our consolidated statements of operations. In certain circumstances, we enter into forward contracts to reduce, to the extent practical, our potential exposure to the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies. Accordingly, fair value changes in the forward contracts help mitigate the changes in the value of the remeasured assets and liabilities attributable to changes in foreign currency exchange rates, except to the extent of the spot-forward differences. These differences are not expected to be significant due to the short-term nature of the contracts, which to date, have typically had maturities at inception of 90 days or less. The net cash received or paid related to our derivative instruments is classified in other investing activities in our consolidated statements of cash flows. Counterparties to forward contracts consist of major global financial institutions. We monitor our positions and the credit ratings of the counterparties involved and, by policy limits, the amount of credit exposure to any one party. We do not use derivatives for trading or speculative purposes. We did not enter into any cash flow, fair value or net investment hedges during the years ended December 31, 2025, 2024 or 2023. Refer to "Note 3: *Financial Instruments and Fair Value Measurements*" for additional information on our derivatives.

Fair Value Measurements and Disclosures

We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. We measure assets and liabilities at fair value based on the expected exit price, which is the amount that would be received on the sale of an asset or amount paid to transfer a liability, as the case may be, in an orderly transaction between market participants in the principal or most advantageous market in which we would transact. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability at the measurement date. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. GAAP provides the following hierarchical levels of inputs used to measure fair value:

Level 1—Valuations are based on quoted market prices for identical assets and liabilities in active markets.

Level 2—Valuations are based on observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or

similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations are based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Debt Issuance Costs

We defer costs we incur to issue debt, which are presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability and amortize these costs using the effective interest rate method to interest expense over the term of the debt. We also defer costs we incur to enter into a credit facility or to amend our existing revolving credit facility, which are presented on the consolidated balance sheet as a long-term asset and amortize these costs using the effective interest rate method to interest expense over the term of the credit facility.

Certain Risks and Concentrations

Our business is subject to certain risks and concentrations, including a concentration related to dependence on our relationships with our customers. For the years ended December 31, 2025 and 2024, Booking (and its subsidiaries) accounted for 10% or more of our consolidated revenue, and together with Expedia (and its subsidiaries), our two most significant travel partners, accounted for approximately 21% and 22% of our consolidated revenue, respectively. For the year ended December 31, 2023, Expedia and Booking each accounted for 10% or more of our consolidated revenue, and together accounted for approximately 25%, of our consolidated revenue. Nearly all of this concentration of revenue is recorded in our Hotels and Other segment during these reporting periods.

Additionally, our business is dependent on relationships with third-party service providers that we rely on to fulfill service obligations to our customers where the Company is the merchant of record, such as our experience operators. However, no one operator's inventory resulted in more than 10% of our revenue on a consolidated basis or at a reportable segment level in any period presented. Refer to "Note 18: *Segment and Geographic Information*" for information on geographic and product revenue concentrations and fixed assets by geographic location. As of December 31, 2025 and 2024, Expedia accounted for approximately 5% and 10% of our consolidated accounts receivable, net, respectively.

Financial instruments, which potentially subject us to concentration of credit risk, generally consist, at any point in time, of cash and cash equivalents, corporate debt securities, forward contracts, capped calls, and accounts receivable. We maintain cash balances with financial institutions that are in excess of Federal Deposit Insurance Corporation insurance limits in the U.S. and similar government programs outside the U.S. Our cash and cash equivalents are generally composed of available on demand bank deposits or term deposits with several major global financial institutions, as well as money market funds, primarily denominated in U.S. dollars, and to a lesser extent Euros, British pounds, and Australian dollars. We may invest in highly-rated corporate debt securities, and our investment policy limits the amount of credit exposure to any one issuer, industry group and currency. Our credit risk related to corporate debt securities is also mitigated by the relatively short maturity period required by our investment policy. Forward contracts and capped calls are transacted with major international financial institutions with high credit standings. Forward contracts, which, to date, have typically had maturities of less than 90 days, also mitigate risk. Our overall credit risk related to accounts receivable is mitigated by the relatively short collection period.

Contingent Liabilities

Routinely, we review the status of all significant outstanding matters to assess any potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred; and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statement of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to

the consolidated financial statements. Significant judgment may be required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

Treasury Stock

Repurchases of Treasury Shares

Shares of our common stock repurchased, including incremental direct costs to purchase treasury stock, including excise tax, are recorded at cost as treasury stock and result in a reduction in stockholders' equity on our consolidated balance sheet. We may reissue these treasury shares. When treasury shares are reissued, we use the average cost method for determining the cost of reissued shares. If the issuance price is higher than the cost, the excess of the issuance price over the cost is credited to additional paid-in-capital. If the issuance price is lower than the cost, the difference is first charged against any credit balance in additional paid-in-capital from the previous issuances of treasury stock and any remaining balance is charged to retained earnings.

Retirement of Treasury Shares

The retirement of treasury shares is recorded as a reduction to common stock, equal to the par value of the shares retired, on our consolidated balance sheet. The excess carrying value of the treasury shares over par value is recorded as a reduction of additional paid-in capital, to the extent there is additional paid-in capital in the same class of stock, with any remaining excess as a reduction to retained earnings.

Earnings Per Share ("EPS")

Basic EPS Attributable to Common Stockholders

We compute basic earnings per share, or Basic EPS, by dividing net income (loss) by the weighted average number of common shares outstanding during the period. We compute the weighted average number of common shares outstanding during the reporting period using the total of all common stock outstanding as of the last day of the previous year end reporting period plus the weighted average of any additional shares issued and outstanding less the weighted average of any common shares repurchased during the reporting period.

Diluted EPS Attributable to Common Stockholders

Diluted earnings per share, or Diluted EPS, includes the potential dilution of common equivalent shares outstanding that could occur from stock-based awards and other stock-based commitments using the treasury stock method. We compute Diluted EPS by dividing net income (loss) by the sum of the weighted average number of common and common equivalent shares outstanding during the period. We compute the weighted average number of common and common equivalent shares outstanding during the period using the sum of (i) the number of shares of common stock used in the Basic EPS calculation as indicated above; (ii) if dilutive, the incremental weighted average common stock that we would issue upon the assumed exercise of outstanding common equivalent shares, primarily restricted stock units and stock options using the treasury stock method; and (iii) if dilutive, performance-based and market-based awards based on the number of shares that would be issuable as of the end of the reporting period assuming the end of the reporting period was also the end of the contingency period.

Under the treasury stock method, the assumed proceeds calculation includes the actual proceeds to be received from the employee upon exercise of outstanding equity awards and the average unrecognized compensation cost during the period. The treasury stock method assumes that a company uses the proceeds from the exercise of an equity award to repurchase common stock at the average market price for the reporting period.

In periods of net income, shares of our common stock subject to the potential conversion of the 2026 Senior Notes outstanding during the period are also included in our weighted average number of shares outstanding used to

calculate Diluted EPS using the if-converted method, as share settlement is presumed under GAAP. When convertible notes are dilutive, interest expense, net of tax, is added back to net income attributable to common stockholders to calculate Diluted EPS. Capped Calls are excluded from the calculation of Diluted EPS, as they would be antidilutive. However, upon conversion of the 2026 Senior Notes, unless the market price of our common stock exceeds the cap price, an exercise of the Capped Calls would generally offset any dilution from the 2026 Senior Notes from the conversion price up to the cap price. As of December 31, 2025, 2024, and 2023, the market price of a share of our common stock did not exceed the $107.36 cap price. Refer to "Note 8: *Debt*" for further information regarding our 2026 Senior Notes and Capped Calls.

In periods of net loss, common equivalent shares are excluded from the calculation of Diluted EPS as their inclusion would have an antidilutive effect. Accordingly, for periods in which we report a net loss, Diluted EPS is the same as Basic EPS, since dilutive common equivalent shares are not assumed to have been issued if their effect is antidilutive.

Recently Adopted Accounting Pronouncement

In December 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires entities to provide additional information in the income tax rate reconciliation and additional disclosures about income taxes paid. The new accounting guidance requires entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if the items meet a quantitative threshold. We adopted this accounting guidance on December 31, 2025, and applied it prospectively in our consolidated financial statements. Refer to "Note 10: *Income Taxes*" for information required under the adoption of this accounting guidance.

New Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued new accounting guidance that clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. This guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40)*. The Company does not expect the adoption of the new guidance to have a material impact on its consolidated financial statements.

In July 2025, the FASB issued new accounting guidance that provides a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets accounted for under ASC 606, *Revenue from Contracts with Customers*. This guidance is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted, and should be applied prospectively. The Company does not expect the adoption of the new guidance to have a material impact on its consolidated financial statements.

In addition, we are currently considering the timing of adoption and remain in the process of evaluating the impact of adopting the newly issued accounting rules discussed below on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued new accounting guidance expanding disclosure requirements related to certain income statement expenses. The guidance requires tabular footnote disclosure of certain operating expenses disaggregated into categories, such as employee compensation, depreciation, and intangible asset amortization, included within each interim and annual income statement's expense caption, as applicable. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively.

In September 2025, the FASB issued new accounting guidance that modernizes the recognition and disclosure framework for internal-use software costs, removing the previous "development stage" model and introducing a more judgment-based approach. This guidance is effective for fiscal years beginning after December 15, 2027, and interim periods within those annual reporting periods, with early adoption permitted.

In December 2025, the FASB issued new accounting guidance, which clarifies the guidance in ASC 270, *Interim Reporting*, to improve the consistency of interim financial reporting. The guidance provides a comprehensive list of required interim disclosures and introduces a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. This guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted.

NOTE 3: FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Cash, Cash Equivalents and Marketable Securities

As of December 31, 2025 and 2024, we had approximately $1.0 billion and $1.1 billion, respectively, of cash and cash equivalents, which consisted of available on demand bank deposits and time deposits, as well as money market funds, with maturities of 90 days or less at the date of purchase, in each case, with major global financial institutions. We had no outstanding investments classified as either short-term or long-term marketable securities as of December 31, 2025 and 2024, respectively, and there were no purchases or sales of any marketable securities during the years ended December 31, 2025, 2024 and 2023.

The following table shows our cash and cash equivalents, which are measured at fair value on a recurring basis and categorized using the fair value hierarchy, as well as their classification on our consolidated balance sheets as of December 31, 2025 and 2024:

	December 31, 2025			December 31, 2024		
	Amortized Cost	Fair Value (1)	Cash and Cash Equivalents	Amortized Cost	Fair Value (1)	Cash and Cash Equivalents
	(in millions)					
Cash	$ 666	$ 666	$ 666	$ 742	$ 742	$ 742
Level 1:						
Money market funds	339	339	339	322	322	322
Level 2:						
Time deposits	30	30	30	—	—	—
Total	$ 1,035	$ 1,035	$ 1,035	$ 1,064	$ 1,064	$ 1,064

(1) We did not have any unrealized gains and losses related to our cash equivalents.

We generally classify cash equivalents and marketable securities, if any, within Level 1 and Level 2 as we value these financial instruments using quoted market prices (Level 1) or alternative pricing sources (Level 2). The valuation technique we use to measure the fair value of money market funds is derived from quoted prices in active markets for identical assets or liabilities. Fair values for Level 2 investments are considered "Level 2" valuations because they are obtained from independent pricing sources for identical or comparable instruments, rather than direct observations of quoted prices in active markets. Our procedures include controls to ensure that appropriate fair values are recorded, including comparing the fair values obtained from our independent pricing services against fair values obtained from another independent source.

Derivative Financial Instruments

We generally use forward contracts to reduce the effects of foreign currency exchange rate fluctuations on our cash flows for the Euro versus the U.S. Dollar. For the periods ended December 31, 2025, 2024 and 2023, respectively, our forward contracts have not been designated as hedges and generally had maturities of less than 90 days. Our outstanding or unsettled forward contracts were carried at fair value on our consolidated balance sheets at

December 31, 2025 and 2024. We measure the fair value of our outstanding or unsettled derivatives using Level 2 fair value inputs, as we use a pricing model that takes into account the contract terms as well as current foreign currency exchange rates in active markets. We recognize any gain or loss resulting from the change in fair value of our forward contracts in other income (expense), net on our consolidated statement of operations. We recorded a net loss of $2 million for the year ended December 31, 2025, and a net gain of $1 million for the year ended December 31,2024, related to our forward contracts, while this amount was not material for the year ended December 31, 2023.

The following table shows the notional principal amounts of our outstanding derivative instruments for the periods presented:

	December 31, 2025	December 31, 2024
	(in millions)	
Foreign currency exchange-forward contracts (1)(2)	$ —	$ 11

(1)	Derivative contracts address foreign currency exchange fluctuations for the Euro versus the U.S. dollar. These outstanding derivatives are not designated as hedging instruments and have an original maturity period of 90 days or less.
(2)	The fair value of our outstanding derivatives as of December 31, 2024 was not material. The notional amount of a forward contract is the contracted amount of foreign currency to be exchanged and is not recorded on the consolidated balance sheet.

Other Financial Assets and Liabilities

As of December 31, 2025 and 2024, financial instruments not measured at fair value on a recurring basis including accounts payable, accrued expenses and other current liabilities, and deferred merchant payables, were carried at cost on our consolidated balance sheets, which approximates their fair values because of the short-term nature of these items. Accounts receivable, including contract assets as described below, as well as certain other financial assets, are measured at amortized cost and are carried at cost less an allowance for expected credit losses on our consolidated balance sheet to present the net amount expected to be collected.

Accounts Receivable, net

The following table provides information about the opening and closing balances of accounts receivable, including contract assets, net of allowance for expected credit losses, from contracts with customers as of the dates presented:

	December 31, 2025	December 31, 2024
	(in millions)	
Accounts receivable	$ 180	$ 187
Contract assets	29	20
Total	$ 209	$ 207

Contract assets are rights to consideration in exchange for services that we have transferred to a customer when that right is conditional on something other than the passage of time, such as commission payments that are contingent upon the completion of the service by the principal in the transaction. The difference between the opening and closing balances of our contract assets primarily results from the timing difference between when we satisfy our performance obligations and the time when the principal completes the service in the transaction. There were no significant changes in contract assets during the years ended December 31, 2025 and 2024 related to business combinations, impairments, cumulative catch-ups or other material adjustments.

Fair Value of Long-Term Debt

The following table shows the aggregate principal and fair value amount of the 2026 Senior Notes and Term Loan B Facility as of the dates presented, and are considered Level 2 fair value measurements. Refer to "Note 8: *Debt*" for additional information related to our 2026 Senior Notes and Term Loan B Facility.

	December 31, 2025				December 31, 2024			
	Principal	Unamortized Debt Issuance Costs	Carrying Value	Fair Value [1]	Principal	Unamortized Debt Issuance Costs	Carrying Value	Fair Value [1]
				(in millions)				
2026 Senior Notes	$ 345	$ (1)	$ 344	$ 340	$ 345	$ (2)	$ 343	$ 323
Term Loan B Facility [2]	$ 840	$ (12)	$ 828	$ 821	$ 499	$ (6)	$ 493	$ 504

(1) We estimate the fair value of the 2026 Senior Notes and Term Loan B Facility based on recently reported market transactions and/or prices for identical or similar financial instruments obtained from a third-party pricing source.

(2) During the first quarter of 2025, the Company increased its existing Term Loan B Facility borrowings in the amount of $350 million. Refer to "Note 8: *Debt*" for further information.

The Company did not have any assets or liabilities measured at fair value on a recurring basis using Level 3 unobservable inputs at both December 31, 2025 and 2024.

Assets Measured at Fair Value on a Non-recurring Basis

Non-Marketable Investments

Equity Securities Accounted for under the Equity Method

In November 2019, the Company and Ctrip Investment Holding Ltd, a majority-owned subsidiary of Trip.com Group Limited, entered into an agreement to combine certain assets in China through the creation of a new entity, Chelsea Investment Holding Company PTE, Ltd. Tripadvisor contributed a portion of its business in China, including a long-term exclusive brand and content license and other assets, in return for a 40% equity investment in Chelsea Investment Holding Company PTE Ltd. This investment resulted in the Company recording an initial equity method investment of $41 million and a $39 million deferred income liability attributable to the brand and content license in the fourth quarter of 2019. The Company expects to earn the deferred income ratably over a 15-year period, congruent with the initial term of the brand and content license, which is recorded in other income (expense), net on the consolidated statement of operations.

The Company accounts for this minority investment under the equity method, given it has the ability to exercise significant influence over, but not control, the investee. The carrying value of this minority investment was $26 million and $28 million as of December 31, 2025 and 2024, respectively, and is included in non-marketable investments on our consolidated balance sheets. During each of the years ended December 31, 2025, 2024 and 2023, we recognized a loss of $2 million, representing our share of the investee's net loss in other income (expenses), net within the consolidated statements of operations. The Company evaluates this investment for impairment when factors indicate that a decline in the value of its investment has occurred and the carrying amount of its investment may not be recoverable. An impairment loss, based on the excess of the carrying value over the estimated fair value of the investment based on Level 3 inputs, is recognized in earnings when an impairment is deemed to be other than temporary. Due to ongoing operating losses, we performed a qualitative assessment to evaluate whether this equity investment is impaired as of December 31, 2025. During the years ended December 31, 2025, 2024 and 2023, respectively, we did not record any impairment loss on this equity investment. The remaining deferred income liability of $23 million is presented in accrued expenses and other current liabilities and other long-term liabilities on our consolidated balance sheet of $3 million and $20 million, respectively, as of December 31, 2025.

The Company has various commercial agreements with Chelsea Investment Holding Company PTE Ltd. and/or its subsidiaries. Transactions under these agreements with the equity method investee are considered related-party transactions, and were not material for the years ended December 31, 2025, 2024 and 2023, respectively.

Other Equity Investments

We also hold a minority investment in equity securities of a privately-held company and does not have a readily determinable fair value. As of both December 31, 2025 and 2024, the total carrying value of this investment was $2 million, and included in non-marketable investments on our consolidated balance sheets.

Our policy is to measure this equity investment at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer such observable price changes may include instances where the investee issues equity securities to new investors, thus creating a new indicator of fair value, as an example. On a quarterly basis, we perform a qualitative assessment considering impairment indicators, if any, to evaluate whether this investment is impaired and monitor for any observable price changes. During the years ended December 31, 2025, 2024 and 2023, we did not record any impairment loss on this equity investment or note any observable price change indicators.

Other Long-Term Assets

In June 2020, the Company was issued collateralized notes (the "Notes Receivable") with a total principal amount of $20 million from a privately-held company, in exchange for an existing equity investment held in the investee by the Company, and other-long term receivables, net, which the Company held due from the same investee. The Company classified the Notes Receivable as held-to-maturity, as the Company has concluded it has the positive intent and ability to hold the Notes Receivable until maturity, with 50% due June 2028 and the remaining 50% due June 2030, or the date on which there is a change in control, whichever is earlier. As of both December 31, 2025 and 2024, the carrying value of the Notes Receivable was $9 million, net of accumulated allowance for credit losses, and is classified in other long-term assets, net on our consolidated balance sheet at amortized cost. On a quarterly basis, we perform a qualitative assessment considering impairment indicators to evaluate whether the Notes Receivable are impaired and monitor for changes to our allowance for expected credit losses.

Other non-financial assets, such as property and equipment, goodwill, intangible assets, and operating lease right-of-use assets are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements, if necessary, are based predominately on Level 3 inputs. Refer to "Note 4: *Property and Equipment, Net,*" "Note 5: *Leases*" and "Note 6: *Goodwill and Intangibles Assets, Net*" for additional information regarding those assets.

NOTE 4: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following as of the dates presented:

	December 31, 2025		December 31, 2024	
	(in millions)			
Capitalized website development	$	615	$	558
Finance lease right-of-use asset (Note 5)		114		114
Leasehold improvements		28		24
Computer equipment and purchased software		56		56
Furniture, office equipment and other		17		15
		830		767
Less: accumulated depreciation		(620)		(567)
Total	$	210	$	200

As of December 31, 2025 and 2024, the carrying value of our capitalized website development costs, net of accumulated amortization, was $127 million and $115 million, respectively. For the years ended December 31, 2025, 2024 and 2023, we capitalized $76 million, $73 million and $66 million, respectively, related to website development costs. For the years ended December 31, 2025, 2024 and 2023, we recorded amortization of capitalized website development costs of $68 million, $59 million and $55 million, respectively, which is included in depreciation expense on our consolidated statements of operations. During the year ended December 31, 2025, we

retired and subsequently disposed of certain capitalized website development projects and computer equipment and purchased software, which were no longer in use and fully depreciated, with a total gross cost and related accumulated depreciation of $43 million.

NOTE 5: LEASES

Operating and finance lease assets and liabilities consist of the following as of the dates presented:

	Presentation on Consolidated Balance Sheet	December 31, 2025		December 31, 2024	
		(in millions)			
Noncurrent Lease Assets:					
Finance lease	Property and equipment, net	$	48	$	57
Operating lease	Operating lease right-of-use-assets		35		17
	Total lease assets	$	83	$	74
Current Lease Liabilities:					
Finance lease	Accrued expenses and other current liabilities	$	7	$	7
Operating lease	Accrued expenses and other current liabilities		7		6
	Total current lease liabilities	$	14	$	13
Noncurrent Lease Liabilities:					
Finance lease	Finance lease liability, net of current portion	$	36	$	43
Operating lease	Operating lease liabilities, net of current portion		29		11
	Total noncurrent lease liabilities	$	65	$	54
	Total lease liabilities	$	79	$	67

As of December 31, 2025, we did not have any operating or finance leases that have not yet commenced but that create significant rights and obligations for us.

The components of lease expense were as follows for the periods presented:

	Year ended December 31,					
	2025		**2024**		**2023**	
	(in millions)					
Operating lease cost [1]	$	10	$	14	$	17
Finance lease cost:						
Amortization of right-of-use assets [2]	$	10	$	10	$	10
Interest on lease liabilities [3]		2		2		3
Total finance lease cost	$	12	$	12	$	13
Sublease income [1]		(4)		(3)		(5)
Total lease cost, net	$	18	$	23	$	25

(1) Operating lease costs, net of sublease income, are included in operating expenses on our consolidated statements of operations.
(2) Amount is included in depreciation expense in our consolidated statements of operations.
(3) Amount is included in interest expense in our consolidated statements of operations.

Additional information related to our leases is as follows for the periods presented:

	Year ended December 31,					
	2025		**2024**		**2023**	
Supplemental Cash Flows Information:	(in millions)					
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash outflows from operating leases	$	9	$	12	$	17
Operating cash outflows from finance lease	$	2	$	2	$	4
Financing cash outflows from finance lease	$	8	$	7	$	8
Right-of-use assets obtained in exchange for lease liabilities:						
Operating leases	$	23	$	13	$	4

	Year ended December 31,	
	2025	**2024**
Weighted-average remaining lease term:		
Operating leases	7.0 years	5.1 years
Finance lease	5.0 years	6.0 years
Weighted-average discount rate:		
Operating leases	6.3%	5.5%
Finance lease	4.5%	4.5%

Future lease payments under non-cancelable leases as of December 31, 2025 were as follows:

Year Ending December 31,	Operating Leases		Finance Lease	
	(in millions)			
2026	$	10	$	10
2027	$	7	$	10
2028	$	6	$	10
2029	$	4	$	10
2030	$	4	$	8
Thereafter	$	14	$	—
Total future lease payments	$	45	$	48
Less imputed interest		(9)		(5)
Total lease liabilities	$	36	$	43

NOTE 6: GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

The following table summarizes our goodwill activity by reportable segment for the periods presented:

	Brand Tripadvisor		Viator		TheFork [1]		Experiences		Hotels and Other		TheFork [1]		Total	
							(in millions)							
Balance as of December 31, 2023	$	601	$	120	$	108	$	—	$	—	$	—	$	829
Foreign currency translation adjustments		—		(3)		(12)		—		—		—		(15)
Balance as of December 31, 2024	$	601	$	117	$	96	$	—	$	—	$	—	$	814
Foreign currency translation adjustments		3		3		24		—		—		—		30
Re-allocation to new segments [2]		(604)		(120)		(120)		310		414		120		—
Balance as of December 31, 2025	$	—	$	—	$	—	$	310	$	414	$	120	$	844

(1) The carrying value of TheFork's goodwill was not impacted by the changes in our reportable segments in the fourth quarter of 2025.
(2) Refer to "Note 18: *Segment and Geographic Information*" for information regarding our reportable segment changes in the fourth quarter of 2025 and *"Note 2: Significant Accounting Policies"* for information regarding the Company's re-allocation of goodwill.

There were no goodwill impairment charges recognized on our consolidated statements of operations during the years ended December 31, 2025, 2024, or 2023. Refer to "Note 2: *Significant Accounting Policies*" for discussion regarding the Company's 2025 goodwill impairment assessment. As of both December 31, 2025 and 2024, accumulated goodwill impairment losses totaled $3 million and was associated with the Hotels and Other segment.

Intangibles

Intangible assets, acquired in business combinations and recorded at fair value on the date of purchase, consisted of the following as of the dates presented:

	December 31,			
	2025		2024	
	(in millions)			
Intangible assets with definite lives	$	203	$	195
Less: accumulated amortization		(200)		(189)
Intangible assets with definite lives, net	$	3	$	6
Intangible assets with indefinite lives [1]		30		30
Total	$	33	$	36

(1) Indefinite-lived intangible assets consist of Tripadvisor trade names and trademarks.

Amortization expense for definite-lived intangible assets was $3 million, $6 million, and $9 million, for the years ended December 31, 2025, 2024 and 2023, respectively.

There were no impairment charges recognized to our consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023 related to our intangible assets. Refer to "Note 2: *Significant Accounting Policies*" for discussion of the Company's 2025 indefinite-lived intangible impairment assessment.

The following table presents the components of our intangible assets with definite lives as of the dates presented:

	Weighted Average Remaining Life (in years)	December 31, 2025						December 31, 2024					
		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
		(in millions)						(in millions)				
Trade names and trademarks		$	43	$	(43)	$	—	$	44	$	(44)	$	—
Customer lists and supplier relationships	1.9		95		(92)		3		89		(84)		5
Subscriber relationships			25		(25)		—		22		(22)		—
Technology and other			40		(40)		—		40		(39)		1
Total	1.9	$	203	$	(200)	$	3	$	195	$	(189)	$	6

Our definite-lived intangible assets are being amortized on a straight-line basis. The straight-line method of amortization is currently our best estimate, or approximates to date, the distribution of the economic use of these intangible assets.

The estimated amortization expense for intangible assets with definite lives for each of the next five years, and the expense thereafter, assuming no subsequent impairment of the underlying assets or change in estimate of remaining lives, is expected to be as follows (in millions):

2026	$	2
2027		1
2028		—
2029		—
2030		—
2031 and thereafter		—
Total	$	3

NOTE 7: ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of the dates presented:

	December 31, 2025	December 31, 2024
	(in millions)	
Accrued salary, bonus, and other employee-related benefits	$ 70	$ 74
Accrued marketing costs	68	67
Finance lease liability - current portion [1]	7	7
Operating lease liabilities - current portion [1]	7	6
Non-income taxes payable [2]	9	18
Accrued legal contingencies [3]	—	10
Investment tax credit [4]	20	—
Restructuring and other related reorganization costs [5]	20	5
Other	48	62
Total	$ 249	$ 249

(1) Refer to "Note 5: *Leases*" for further information regarding our lease obligations.
(2) Amounts are primarily related to unpaid digital services taxes.
(3) Refer to "Note 11: *Commitments and Contingencies*" for further information.
(4) Refer to "Note 10: *Income Taxes*" for further information.
(5) The following table summarizes our restructuring and other related reorganization costs for the periods presented:

	Employee Severance and Benefits	Other [1]	Total
	(in millions)		
Accrued liability as of December 31, 2023	$ 13	$ —	$ 13
Charges [1]	3	18	21
Payments	(11)	(18)	(29)
Accrued liability as of December 31, 2024	$ 5	$ —	$ 5
Charges [2][3]	43	—	43
Payments	(28)	—	(28)
Accrued liability as of December 31, 2025	$ 20	$ —	$ 20

(1) During the fourth quarter of 2024, the Company approved and subsequently initiated a set of actions across its businesses in order to reduce its cost structure, improve operational efficiencies, and realign its workforce with its strategic initiatives. As a result, the Company incurred and paid a one-time contract termination fee to a third-party professional services firm of $18 million within its Hotels and Other segment (formerly Brand Tripadvisor segment). In addition, these actions also included estimated pre-tax restructuring and other related reorganization costs of $3 million during the three months ended December 31, 2024, which consisted of employee severance and related benefits, and was paid during the first quarter of 2025.

(2) As a result of these actions taken, as noted above, the Company incurred and paid estimated pre-tax restructuring and other related reorganization costs of $10 million during the year ended December 31, 2025, which consisted of employee severance and related benefits, primarily in our Hotels and Other segment.

(3) Separately, and unrelated to the restructuring events noted above, during the fourth quarter of 2025, the Company approved and subsequently initiated a series of cost savings actions following a decision to realign its operating model across its Experiences and Hotels and Other segments (formerly Viator and Brand Tripadvisor segments, respectively) to support the Company's positioning as an experiences-led and AI-enabled company. As a result of these actions taken, the Company incurred estimated pre-tax restructuring and other related reorganization costs of $33 million during the three months ended December 31, 2025, which consisted of employee severance and related benefits, primarily in our Hotels and Other segment, and to lesser extent, our Experiences segment. We expect the majority of remaining unpaid costs as of December 31, 2025 to be disbursed during the first quarter of 2026.

NOTE 8: DEBT

The Company's outstanding debt consisted of the following as of the dates presented:

	December 31, 2025		December 31, 2024	
	(in millions)			
Short-term debt:				
Term Loan B Facility due 2031	$	9	$	5
0.25% Convertible 2026 Senior Notes due 2026		345		—
Unamortized Debt Issuance Costs		(1)		—
Total short-term debt	$	353	$	5
Long-term debt:				
Term Loan B Facility due 2031	$	831	$	494
0.25% Convertible 2026 Senior Notes due 2026		—		345
Unamortized Debt Issuance Costs		(12)		(8)
Total long-term debt	$	819	$	831

Credit Agreement

We are party to a credit agreement with a group of lenders initially entered into in June 2015 and, amended and restated in June 2023 (the "Credit Agreement"), which, among other things, provides for a $500 million secured revolving credit facility (the "Credit Facility"). The Credit Facility has a maturity date of June 29, 2028. On July 8, 2024, the Company entered into the First Amendment to its Credit Agreement, which primarily implemented the Term Loan B Facility (discussed below), and, on March 20, 2025, entered into the Second Amendment to the Amended Credit Agreement, which increased the existing Term Loan B Facility in the amount of $350 million. On June 5, 2025, the Company entered into the Third Amendment to the amended Credit Agreement, which amended the Credit Facility's maturity conditions (the Credit Agreement, with the First Amendment, the Second Amendment and the Third Amendment is hereinafter referred to as the "Amended Credit Agreement"). The Credit Facility had previously provided a conditional maturity date (referred to as "Springing Maturity Date" in Amended Credit Agreement) that was 91 days prior to the final scheduled maturity date in respect of any indebtedness outstanding under certain "specified debt," the aggregate outstanding principal amount of such specified debt is $200 million or more. The Third Amendment defined the occurrence of Springing Maturity Date as 91 days or fewer prior to the final schedule maturity date in respect of the aggregate outstanding principal amount of indebtedness under the 2026 Senor Notes that is $200 million or more and the aggregate amount of unrestricted cash of the Company and its restricted subsidiaries, less deferred merchant payables, is less than $500 million. The Amended Credit Agreement does not change the aggregate amount of revolving commitments available at $500 million related to our Credit Facility.

The Amended Credit Agreement includes certain customary restrictions on the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, grant additional liens, and make investments, acquisitions, dispositions, distributions, and other payments, with certain exceptions as more specifically described in the Amended Credit Agreement. The Amended Credit Agreement contains customary events of default and modifies the cross-default provision so that the Term Loan B Facility includes a customary cross-acceleration event of default with the Credit Facility under the Amended Credit Agreement. If an event of default occurs and is continuing, then, among other things, the lenders under the Credit Facility and/or the Term Loan B Facility, as applicable, may declare any outstanding Credit Facility and/or Term Loan B Facility obligations, as applicable, under the Amended Credit Agreement to be immediately due and payable and exercise their rights and remedies against the collateral. The obligations under the Amended Credit Agreement are secured by substantially all assets, whether personal, tangible or intangible, of the Company and the Subsidiary Loan Parties as granted under the

Security Documents. Any term not otherwise defined herein shall have the meaning ascribed to it in the Amended Credit Agreement.

Credit Facility

As of December 31, 2025 and 2024, we had no outstanding borrowings from the Credit Facility. The Credit Facility also includes $15 million of borrowing capacity available for letters of credit and $40 million for swing-line borrowings on same-day notice. As of December 31, 2025 and 2024, we had issued $4 million and $3 million, respectively, of undrawn standby letters of credit under the Credit Facility. For the years ended December 31, 2025, 2024 and 2023, we recorded total commitment fees on the Credit Facility of $1 million to interest expense on our consolidated statements of operations. The Amended Credit Agreement, among other things, requires us to maintain a maximum total net leverage ratio of 4.5 to 1.0 solely in respect to the Credit Facility and contains certain customary affirmative and negative covenants and events of default, including a change of control. As of December 31, 2025 and 2024, the Company was in compliance with its existing covenants.

The Company may borrow from the Credit Facility in U.S. dollars, Euros and Sterling. Borrowings under the Credit Facility generally bear interest, at the Company's option, at a rate per annum equal to either (i) the Adjusted Term SOFR rate for the interest period in effect for such borrowing in U.S. dollars, the EURIBO rate for the interest period in effect for such borrowings in Euro and the Daily Simple SONIA rate for the interest period in effect for such borrowings in Sterling; plus, in each case, an applicable margin ranging from 1.75% to 2.50% ("Term Benchmark/RFP Spread"), based on the Company's total net leverage ratio; or (ii) the Alternate Base Rate ("ABR"), which is the greatest of (a) the Prime Rate in effect on such day, (b) the New York Fed Bank Rate in effect on such day plus 1/2 of 1.00% per annum, and (c) the Adjusted Term SOFR for an interest period of one month as published two US Government Securities Business Days prior to such day (or if such day is not a US Government Securities Business Day, the immediately preceding US Government Securities Business Day) plus 1.00% plus an applicable margin ranging from 0.75% to 1.50%, based on the Company's total net leverage ratio. In addition, we are required to pay a quarterly commitment fee, at an applicable rate ranging from 0.25% to 0.40%, on the daily unused portion of the Credit Facility for each fiscal quarter and in connection with the issuance of letters of credit. As of December 31, 2025, our unused revolver capacity was subject to a commitment fee of 0.25%, given the Company's total net leverage ratio.

There is no specific repayment date prior to the maturity date for any borrowings under the Amended Credit Agreement. We may voluntarily repay any outstanding borrowing under the Credit Facility at any time without premium or penalty, other than customary breakage costs with respect to Term Benchmark loans. Additionally, the Company believes that the likelihood of the lender exercising any subjective acceleration rights, which would permit the lenders to accelerate repayment of any outstanding borrowings, is remote. As such, we intend to classify any future borrowings under this facility as long-term debt.

Term Loan B Facility

On July 8, 2024, under the Amended Credit Agreement, the Company issued a $500 million Term Loan B Facility maturing July 8, 2031, with an interest rate based on secured overnight financing rate ("SOFR") plus 2.75% and was offered at 99.75% of par. On July 15, 2024, the Company used these borrowed funds to fully redeem its outstanding 2025 Senior Notes. On March 20, 2025, under the Amended Credit Agreement, the Company increased its existing Term Loan B Facility in the amount of $350 million, with a maturity date of July 8, 2031 and an interest rate based on SOFR plus 2.75% (the "Tack-On Incremental Term Loan B Facility"). The Tack-On Incremental Term Loan B Facility was offered at 98.56% of par. The proceeds from the Tack-On Incremental Term Loan B Facility will be used to fund the repurchase, repayment or redemption of the Company's 2026 Senior Notes and for general corporate purposes. The Company incurred $9 million of debt issuance costs associated with the Tack-On Incremental Term Loan B Facility. We refer to the original Term Loan B Facility, combined with the Tack-On Incremental Term Loan B Facility, as the "Term Loan B Facility."

As of December 31, 2025 and 2024, the interest rate on the Term Loan B Facility was 6.47% and 7.11%, respectively, and the weighted-average interest rate on the Term Loan B Facility was 6.98% and 7.74% for the years ended December 31, 2025 and 2024, respectively. The Term Loan B Facility is required to be paid down at 1.00%

of the aggregate principal amount per year, repayable in quarterly installments on the last day of each calendar quarter, equal to 0.25% of the original principal amount with the balance due on the maturity date. Principal payments of $9 million and $1 million were made during the years ended December 31, 2025 and 2024, respectively. The Term Loan B Facility has no financial covenants.

As of December 31, 2025, and in connection with the issuance of the Term Loan B Facility, we have $12 million remaining of debt issuance costs, comprised of the initial purchasers' discount, lender fees, and other debt financing costs. These debt issuance costs will be amortized over the remaining term of the Term Loan B Facility, using the effective interest rate method, and recorded to interest expense on our consolidated statement of operations. As of December 31, 2025 and 2024, unpaid interest on the Term Loan B Facility was not material. During the years ended December 31, 2025 and 2024, we recorded $55 million and $19 million, respectively, of interest expense on our consolidated statements of operations.

2025 Senior Notes

On July 15, 2024, the Company redeemed all $500 million aggregate principal amount of the Company's outstanding 2025 Senior Notes, in addition to the settlement of accrued and unpaid interest. As a result, we recognized a loss on extinguishment of debt of $2 million, which primarily consisted of a non-cash write-off of unamortized debt issuance costs, and is included in Other income (expense), net on our consolidated statement of operations the year ended December 31, 2024. During the years ended December 31, 2024 and 2023, we recorded $19 million and $35 million of interest expense, respectively, on our consolidated statements of operations.

2026 Senior Notes

On March 25, 2021, we entered into a purchase agreement for the sale of $345 million aggregate principal amount of 0.25% Convertible 2026 Senior Notes due 2026 (the "2026 Senior Notes") in a private offering to qualified institutional buyers. The terms of the 2026 Senior Notes are governed by an Indenture, dated March 25, 2021 (the "2026 Indenture"), among the Company, the guarantors party thereto and the trustee. The 2026 Senior Notes mature on April 1, 2026, unless earlier converted, redeemed or repurchased. The 2026 Senior Notes are senior unsecured obligations of the Company, although guaranteed by certain of the Company's domestic subsidiaries, with interest payable semiannually in arrears on April 1 and October 1 of each year. As of December 31, 2025 and 2024, unpaid interest on our 2026 Senior Notes was not material.

The 2026 Senior Notes are redeemable, in whole or in part, at our option at any time, and from time to time, beginning after April 1, 2024 and on or before the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the 2026 Senior Notes to be redeemed, plus accrued and unpaid interest, if any, but only if the last reported sale price per share of our common stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice. In addition, calling any such note for redemption will constitute a make-whole fundamental change with respect to that note, in which case the conversion rate applicable to the conversion of that note will be increased in certain circumstances if it is converted after it is called for redemption.

The 2026 Senior Notes are unconditionally guaranteed, on a joint and several basis, by the guarantors on a senior, unsecured basis. The 2026 Senior Notes are our general senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, and senior in right of payment to all of our future subordinated indebtedness. The 2026 Senior Notes will be effectively subordinated to any of our existing and future secured indebtedness, including borrowings under the Amended Credit Agreement, to the extent of the value of the assets securing such indebtedness.

Holders may convert their 2026 Senior Notes at any time prior to the close of business on the business day immediately preceding January 1, 2026, in multiples of $1,000 principal amount, only under the following conditions and circumstances:

- during any calendar quarter commencing after the calendar quarter ending on June 30, 2021 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

- during the five business day period after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of 2026 Senior Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; or

- upon the occurrence of specified corporate events as described in the 2026 Indenture.

In addition, holders may convert their 2026 Senior Notes, in multiples of $1,000 principal amount, at their option at any time beginning on or after January 1, 2026, and prior to the close of business on the second scheduled trading day immediately preceding the stated maturity date of the 2026 Senior Notes, without regard to the foregoing circumstances.

The initial conversion rate for the 2026 Senior Notes is 13.5483 shares of common stock per $1,000 principal amount of 2026 Senior Notes, which is equivalent to an initial conversion price of approximately $73.81 per share of common stock, or approximately 4.7 million shares of common stock, subject to adjustment upon the occurrence of certain specified events as set forth in the 2026 Indenture. Upon conversion, the Company may choose to pay or deliver, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock.

The Company accounts for the 2026 Senior Notes as a liability measured at its amortized cost, and no other features of the 2026 Senior Notes are bifurcated and recognized as a derivative. The proceeds from the issuance of the 2026 Senior Notes were approximately $340 million, net of debt issuance costs of $5 million comprised primarily of the initial purchasers' discount, and the Company used a portion of the proceeds from the 2026 Senior Notes to enter into capped call transactions, as discussed below. The Company intends to use the remainder of the proceeds from this offering for general corporate purposes, which may include repayment of debt. The debt issuance costs are being amortized over the remaining term of the 2026 Senior Notes, using the effective interest rate method, and recorded to interest expense on our consolidated statement of operations. During the years ended December 31, 2025, 2024 and 2023, our effective interest rate on our 2026 Senior Notes, including debt issuance costs, was approximately 0.27%, 0.33% and 0.40%, respectively, and $1 million was recorded as interest expense on our consolidated statements of operations for each of the years ended December 31, 2025, 2024 and 2023.

The 2026 Senior Notes do not contain any financial covenants, restrictions on dividends, incurrence of senior debt or other indebtedness, or restrictions on the issuance or repurchase of securities by the Company.

Capped Call Transactions

In connection with the issuance of the 2026 Senior Notes, the Company entered into privately negotiated capped call transactions (the "Capped Calls") with certain of the initial purchasers of the 2026 Senior Notes and/or their respective affiliates and/or other financial institutions (the "Option Counterparties") at a cost of approximately $35 million. The Capped Calls are separate transactions entered into by the Company with each of the Option Counterparties and are not part of the terms of the 2026 Senior Notes and therefore will not affect any noteholder's rights under the 2026 Senior Notes. Noteholders will not have any rights with respect to the Capped Calls.

The Capped Calls cover, subject to anti-dilution adjustments, substantially similar to those applicable to the conversion rate of the 2026 Senior Notes, the number of shares of common stock initially underlying the 2026 Senior Notes, or up to approximately 4.7 million shares of our common stock. The Capped Calls are expected generally to reduce potential dilution to the common stock upon any conversion of 2026 Senior Notes and/or offset any potential cash payments the Company is required to make in excess of the principal amount of such converted 2026 Senior Notes, as the case may be, with such reduction and/or offset subject to a cap. The strike price of the Capped Calls is $73.81, while the cap price of the Capped Calls will initially be $107.36 per share of our common

stock, which represents a premium of 100% over the close price of our common stock of $53.68 per share on March 22, 2021 and is subject to certain customary adjustments under the terms of the Capped Calls.

The Capped Calls are considered indexed to our own stock and are considered equity classified under GAAP, and were recorded as a reduction to additional paid-in-capital within stockholders' equity on our consolidated balance sheet when the Capped Calls were purchased in March 2021. The Capped Calls are not accounted for as derivatives and their fair value is not remeasured each reporting period. In addition, upon entering into the Capped Calls we recorded an associated deferred tax asset of $9 million, as we made an income tax election allowable under the Internal Revenue Service ("IRS") regulations in order to recover the cost of the Capped Calls as interest expense for income tax purposes only over the term of the 2026 Senior Notes.

NOTE 9: OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following as of the dates presented:

	December 31, 2025	December 31, 2024
	(in millions)	
Unrecognized tax benefits [1]	$ 73	$ 78
Deferred gain on equity method investment [2]	20	23
Other	4	3
Total	$ 97	$ 104

(1)   Refer to "Note 10: *Income Taxes*" for further information. Amounts include accrued interest related to this liability.
(2)   Amount relates to long-term portion of a deferred income liability recorded as a result of an equity method investment. Refer to "Note 3: *Financial Instruments and Fair Value Measurements*" for additional information.

NOTE 10: INCOME TAXES

The following table presents a summary of our domestic and foreign income before income taxes for the periods presented:

	Year Ended December 31,		
	2025	2024	2023
	(in millions)		
Domestic	$ 26	$ 61	$ 95
Foreign	19	26	30
Income (loss) before income taxes	$ 45	$ 87	$ 125

The components of our provision (benefit) for income taxes consisted of the following for the periods presented:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	(in millions)					
Current income tax expense (benefit):						
Federal	$	(1)	$	129	$	94
State		—		29		25
Foreign		8		(62)		21
Current income tax expense (benefit)		7		96		140
Deferred income tax expense (benefit):						
Federal		(2)		(13)		(9)
State		(2)		2		6
Foreign		2		(3)		(22)
Deferred income tax expense (benefit)		(2)		(14)		(25)
Provision (benefit) for income taxes	$	5	$	82	$	115

The significant components of our deferred tax assets and deferred tax liabilities consisted of the following as of the dates presented:

	December 31,			
	2025		**2024**	
	(in millions)			
Deferred tax assets:				
Stock-based compensation	$	9	$	9
Net operating loss carryforwards		127		93
Provision for accrued expenses		8		10
Lease financing obligation		10		12
Foreign advertising spend		14		13
Tax credit carryforward		18		8
Capitalized research expenses		87		71
Interest carryforward		33		40
Other		9		8
Total deferred tax assets	$	315	$	264
Less: valuation allowance		(122)		(106)
Net deferred tax assets	$	193	$	158
Deferred tax liabilities:				
Intangible assets	$	(43)	$	(42)
Property and equipment		(1)		(2)
Prepaid expenses		(4)		(3)
Building - corporate headquarters		(9)		(10)
Other		—		(1)
Total deferred tax liabilities	$	(57)	$	(58)
Net deferred tax asset (liability)	$	136	$	100

At December 31, 2025, we had U.S. federal, state, and foreign net operating loss carryforwards ("NOLs") of approximately $72 million, $44 million, and $424 million, respectively. U.S. federal NOLs of $72 million expire at various times starting from 2029. State NOLs of $6 million may be carried forward indefinitely, while the remaining state NOLs of $38 million expire at various times starting from 2029. Foreign NOLs of $410 million may be carried forward indefinitely, while the remaining foreign NOLs of $14 million expire at various times starting from 2026.

Additionally, we had a U.S. capital loss carryforward of $8 million as of December 31, 2025. A full valuation allowance has been recorded against this asset, as we do not expect to utilize it prior to its 2029 expiration.

As of December 31, 2025, we had a valuation allowance of approximately $122 million related to certain foreign NOLs carryforwards and other foreign deferred tax assets for which it is more likely than not, the tax benefit will not be realized.

Except for such foreign NOLs and other foreign deferred tax assets, discussed above, we expect to realize all of our deferred tax assets. Due to economic uncertainty and global inflationary pressures, we will continue to monitor our financial performance to determine if the valuation allowance against our deferred tax assets may be necessary in the future.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	Year Ended December 31,	
	2025	
	(in millions)	Percent
Income tax expense at the federal statutory rate	$ 9	21.0%
Domestic federal		
Tax Credits		
Research credits	(3)	(6.7)%
Foreign tax credits	(3)	(6.7)%
Alternative energy tax credits [1]	(3)	(6.7)%
Nontaxable and nondeductible items		
Stock-based compensation	10	22.2%
Executive compensation	3	6.7%
Acquisition costs	(2)	(4.4)%
Cross-border tax laws		
GILTI	(1)	(2.2)%
FDII	(11)	(24.4)%
Other	1	2.2%
State and local income taxes, net of federal income tax effect [2]	—	0.0%
Foreign tax effects		
United Kingdom		
Nontaxable and nondeductible items	2	4.4%
Statutory tax rate difference	(1)	(2.2)%
Stock-based compensation	2	4.4%
Other	1	2.2%
Australia		
Statutory tax rate difference	1	2.2%
France		
Changes in valuation allowance	4	8.9%
Statutory tax rate difference	(1)	(2.2)%
Italy		
Nontaxable and nondeductible items	2	4.4%
Singapore		
Nontaxable and nondeductible items	(1)	(2.2)%
Other Foreign Jurisdictions		
Statutory tax rate difference	1	2.2%
Other	1	2.2%
Worldwide changes in unrecognized tax benefits	(6)	(14.2)%
Provision (benefit) for income taxes	$ 5	11.1%

(1) During the year ended December 31, 2025, pursuant to provisions allowable under the Inflation Reduction Act, the Company purchased $22 million of alternative energy federal tax credits from an unrelated third party. The Company anticipates utilizing the majority of these tax credits in 2025, while using any remaining credits in 2026. During the year ended December 31, 2025, the Company recorded a $3 million income tax benefit upon the purchase of these federal tax credits.

(2) The state and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include Illinois, California, Massachusetts, New York state and city.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes for years prior to the adoption of ASU 2023-09 is as follows:

	Year Ended December 31,		
	2024		**2023**
	(in millions)		
Income tax expense at the federal statutory rate	$	18	$	26
State income taxes, net of effect of federal tax benefit		5		6
Unrecognized tax benefits and related interest		4		27
IRS audit settlements		42		31
Additional IRS audit impacts [1]		6		—
Transfer pricing reserve adjustment		(4)		24
FDII, GILTI and other provisions		(7)		(9)
Research tax credit		(6)		(4)
Stock-based compensation		15		22
Change in valuation allowance		(1)		(6)
Executive compensation		4		2
Other, net		6		(4)
Provision (benefit) for income taxes	$	82	$	115

(1) Amount relates to incremental interest associated with the 2009 through 2011 tax years IRS audit period with Expedia. See below for further information regarding this IRS audit settlement.

On July 4, 2025, the One Big Beautiful Bill Act ("the Act") was enacted into law in the United States, with certain provisions of the Act effective in 2025 and other provisions becoming effective in 2026 and beyond. The provisions of the Act effective in 2025 were not material and have been reflected in our results, as applicable.

Due to the one-time transition tax on the deemed repatriation of undistributed foreign subsidiary earnings and profits in 2017, the majority of previously unremitted earnings have been subjected to U.S. federal income tax. To the extent future distributions from these subsidiaries will be taxable, a deferred tax liability has been accrued which was not material as of December 31, 2025. As of December 31, 2025, $584 million of our cumulative undistributed foreign earnings were no longer considered to be indefinitely reinvested.

Tripadvisor continues to be subject to certain post Spin-Off obligations under the Tax Sharing Agreement for the 2011 tax year, whereby Tripadvisor is generally required to indemnify Expedia for any taxes resulting from the Spin-Off to the extent such amounts resulted from (i) any act or failure to act by Tripadvisor described in the covenants in the tax sharing agreement, (ii) any acquisition of Tripadvisor equity securities or assets or those of a member of the Tripadvisor group; or (iii) any failure of the representations with respect to Tripadvisor or any member of our group to be true or any breach by Tripadvisor or any member of the Tripadvisor group of any covenant, in each case, which is contained in the separation documents or in the documents relating to the IRS private letter ruling and/or the opinion of counsel.

We are currently under examination by the IRS for the 2018 tax year and have various ongoing audits for foreign and state income tax returns. These examinations may lead to proposed or ordinary course adjustments to our taxes. We are no longer subject to tax examinations by tax authorities for years prior to 2018. As of December 31, 2025, no material assessments have resulted, except as noted below regarding our 2009, 2010, and 2011 IRS audit with Expedia, our 2014 through 2016 standalone IRS audit, and our 2012 through 2016 HM Revenue & Customs ("HMRC") audit.

As previously disclosed, we received Notices of Proposed Adjustments ("NOPA") from the IRS for the 2014 through 2016 tax years relating to certain transfer pricing arrangements with our foreign subsidiaries. In response, we requested competent authority assistance under the Mutual Agreement Procedure ("MAP") for the 2014 through 2016 tax years. In January 2024, we received notification of a MAP resolution agreement for the 2014 through 2016 tax years, which we accepted in February 2024. During the year ended December 31, 2024, we recorded an income tax expense of $42 million, inclusive of interest, related to this settlement on our consolidated statement of

operations. The impact to our operating cash in connection with this IRS audit settlement was as follows: (i) during the second quarter of 2024, we made a payment to the IRS of $141 million, inclusive of estimated interest, (ii) during the second half of 2024, we made various state tax payments totaling $26 million, inclusive of estimated interest, and (iii) during the fourth quarter of 2024, we received a competent authority refund of $42 million, inclusive of net interest income, from a foreign jurisdiction. This IRS audit settlement resulted in total net operating cash outflow during 2024 of $105 million, which includes federal tax benefits from these payments of $20 million.

In addition, as previously disclosed, we received a NOPA from the IRS for the 2009 through 2011 tax years relating to certain transfer pricing arrangements with our foreign subsidiaries. In response, we requested competent authority assistance under MAP for the 2009 through 2011 tax years. In January 2023, we received notification of a MAP resolution agreement for the 2009 through 2011 tax years, which we accepted in February 2023. During the year ended December 31, 2023, we recorded additional income tax expense of $31 million, inclusive of interest, related to this settlement on our consolidated statement of operations. In addition, during 2023, we reviewed the impact of the acceptance of this settlement position against our existing transfer pricing income tax reserves for the subsequent open tax years, which resulted in incremental income tax expense, inclusive of estimated interest, of $24 million. The total impact of these two adjustments resulted in an incremental income tax expense of $55 million recorded during 2023. The impact to our operating cash in connection with this IRS audit settlement was as follows: (i) during the second quarter of 2023, we made a U.S. federal tax payment of $113 million, inclusive of interest, to Expedia related to this IRS audit settlement, pursuant to the Tax Sharing Agreement with Expedia, and (ii) during the third quarter of 2023, we received a competent authority refund of $49 million, inclusive of interest income, from a foreign jurisdiction.

In January 2021, we received from HMRC an issue closure notice relating to adjustments for 2012 through 2016 tax years. These proposed adjustments are related to certain transfer pricing arrangements with our foreign subsidiaries and would result in an increase to our worldwide income tax expense in an estimated range of $25 million to $35 million, exclusive of interest expense, at the close of the audit if HMRC prevails. We disagree with the proposed adjustments, and we intend to defend our position through applicable administrative and, if necessary, judicial remedies. We are also currently subject to audit by HMRC in tax years 2017 through 2023. If HMRC were to seek adjustments of a similar nature through a closure notice for transactions in these years, we could be subject to significant additional tax liabilities. Our policy is to review and update tax reserves as facts and circumstances change.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows during the periods presented:

	December 31,					
	2025		2024		2023	
	(in millions)					
Balance, beginning of year	$	99	$	136	$	157
Increases to tax positions related to the current year		1		2		8
Increases to tax positions related to the prior year		—		34		17
Decreases due to lapsed statute of limitations		—		—		—
Decreases due to tax positions related to the prior year		—		(3)		(6)
Settlements during current year		(8)		(70)		(40)
Balance, end of year	$	92	$	99	$	136

As of December 31, 2025, we had $73 million of unrecognized tax benefits, inclusive of interest, which is classified as long-term and included in other long-term liabilities on our consolidated balance sheet. We also had $43 million of unrecognized tax benefits classified as long-term and included as an offset to our deferred tax asset on our consolidated balance sheet. The amount of unrecognized tax benefits, if recognized, would reduce income tax expense by $45 million, excluding interest, due to correlative adjustments in other tax jurisdictions. We recognize interest and penalties related to unrecognized tax benefits in income tax expense on our consolidated statement of operations. As of December 31, 2025 and 2024, total gross interest accrued was $24 million and $22 million, respectively, and recorded to unrecognized tax benefits in other long-term liabilities on the consolidated balance sheets.

The amount of cash income taxes paid by the Company were as follows:

	Year Ended December 31, 2025
	(in millions)
Federal	$ 17
State and local	1
Foreign	
Australia	2
Italy	6
Portugal	2
All other foreign	1
Income taxes, net of amounts refunded	$ 29

NOTE 11: COMMITMENTS AND CONTINGENCIES

As of December 31, 2025, we have contractual obligations and commercial commitments that include expected interest payments on the Term Loan B Facility, expected commitment fees on our Credit Facility, and non-cancellable long-term purchase obligations, as summarized in the table below. The expected amounts and timing of payments discussed below were estimated based on information available to us as of December 31, 2025.

	Total	By Period			
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
		(in millions)			
Expected interest payments on Term Loan B Facility [1]	$ 286	$ 53	$ 105	$ 102	$ 26
Expected commitment fee payments on Credit Facility [2]	3	1	2	-	—
Purchase obligations and other [3]	88	43	43	2	—
Total [4]	$ 377	$ 97	$ 150	$ 104	$ 26

(1) The amounts included as expected interest payments on the Term Loan B Facility in this table are based on the effective interest rate as of December 31, 2025, however, the interest rate is variable and could change significantly in the future. Amount assumes that our existing debt is repaid at maturity. Refer to "Note 8: *Debt*" for additional information on the Term Loan B Facility.

(2) Expected commitment fee payments are based on the daily unused portion of our Credit Facility, issued letters of credit, and the effective commitment fee rate as of December 31, 2025; however, these variables could change significantly in the future. Refer to "Note 8: *Debt*" for additional information on our Credit Facility.

(3) Estimated purchase obligations that are fixed and determinable, primarily related to telecommunication and licensing contracts, with various expiration dates through December 2030. These contracts have non-cancelable terms or are cancelable only upon payment of significant penalty. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

(4) Excluded from the table is $4 million of undrawn standby letters of credit issued primarily as security deposits for certain office space leases as of December 31, 2025.

Legal Proceedings

In the ordinary course of business, we are party to legal, regulatory and administrative matters, including threats thereof, arising out of, or in connection with our operations. These matters may involve claims involving, but not limited to, intellectual property rights (including privacy rights), tax matters (including value-added, excise, digital services, sales and use, transient occupancy and accommodation taxes), regulatory compliance (including competition, consumer protection matters, data privacy and cybersecurity matters), contractual claims (including related to our material agreements or other contracts), defamation and reputational claims, personal injury claims, labor and employment matters and commercial disputes. Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. We record the estimated loss in our consolidated statement of operations when (i) it is probable that an asset has been impaired or a liability has been incurred; and (ii) the amount of the loss can be reasonably estimated and is material. We provide disclosures in the notes to the

consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the consolidated financial statements. We base accruals on the best information available at the time, which can be highly subjective. Although occasional adverse decisions or settlements may occur, we do not believe that the final disposition of any of these matters will have a material adverse effect on our business, except for certain known income tax matters discussed in "Note 10: *Income Taxes*." However, the final outcome of these matters could vary significantly from our estimates. Finally, there may be claims or actions pending or threatened against us of which we are currently not aware and the ultimate disposition of which could have a material adverse effect on us. All legal fees incurred by the Company related to any regulatory and legal matters are expensed in the period incurred.

We are under audit by the IRS and various other domestic and foreign tax authorities with regards to income tax matters. We have reserved for potential losses that may result from examinations by, or any negotiated agreements with, these tax authorities. Although we believe our tax estimates are reasonable, the final determination of audits could be materially different from our historical tax provisions and accruals. The results of an audit could have a material effect on our financial position, results of operations, or cash flows in the period for which that determination is made. Refer to "Note 10: *Income Taxes*" for further information on potential contingencies pertaining to ongoing income tax audits.

As of December 31, 2024, we had an accrual of $10 million in accrued expenses and other current liabilities on our consolidated balance sheet, as an estimated potential settlement of a regulatory related matter within our vacation rentals offering, which subsequently settled for $6 million in October 2025. The initial accrual of $10 million in 2024 and subsequent release of $4 million in 2025 were included in general and administrative expenses in our consolidated statements of operations for those years.

NOTE 12: EMPLOYEE BENEFIT PLANS

Retirement Savings Plan

The Tripadvisor Retirement Savings Plan (the "401(k) Plan"), qualifies under Section 401(k) of the Internal Revenue Code. The 401(k) Plan allows participating employees, which includes most of our U.S. employees, to make contributions of a specified percentage of their eligible compensation. Participating employees may contribute up to 50% of their eligible salary on a pre-tax basis, but not more than statutory limits. Employee-participants age 50 and over may also contribute an additional amount of their salary on a pre-tax tax basis up to the IRS Catch-Up Provision Limit (or "catch-up contributions"). Employees may also contribute into the 401(k) Plan on an after-tax basis up (or "Roth 401(k) contributions") to an annual maximum of 10%. The 401(k) Plan has an automatic enrollment feature at 6% pre-tax. We match 50% of the first 6% of employee contributions to the plan for a maximum employer contribution of 3% of a participant's eligible earnings. The catch-up contributions are not eligible for employer matching contributions. The matching contributions portion of an employee's account, vests after two years of service. Additionally, at the end of the 401(k) Plan year, we make a discretionary matching contribution to eligible participants. This additional discretionary matching employer contribution (or "true up") is limited to match only contributions up to 3% of eligible compensation.

We also have various defined contribution plans for our non-U.S. employees. Our contribution to the 401(k) Plan and our non-U.S. defined contribution plans which are recorded in our consolidated statements of operations during each of the years ended December 31, 2025, 2024 and 2023, was $12 million.

Deferred Compensation Plan for Non-Employee Directors

The Company has a deferred compensation plan for non-employee directors (the "Deferred Compensation Plan"), which was amended and restated on July 24, 2025. Under the Deferred Compensation Plan, eligible directors who defer their directors' fees may elect to defer (i) all or a portion of the cash compensation payable for services performed as a director and/or (ii) all of the equity compensation payable for services performed. Deferred cash compensation can be either (i) applied to the purchase of share units, representing the number of shares of our common stock that could have been purchased on the date such fees would otherwise be payable, or (ii) credited to a cash fund. The cash fund will be credited with interest at an annual rate equal to the weighted average prime or base lending rate of a financial institution selected in accordance with the terms of the Deferred Compensation Plan and

applicable law. Deferred equity awards may only be deferred into deferred share units. Upon separation from service as a director of Tripadvisor, a director will receive (i) with respect to share units, such number of shares of our common stock as the share units represent, and (ii) with respect to the cash fund, a cash payment. Payments upon termination will be made in one lump sum on January 15 of the calendar year following the year in which the director's separation from service occurs.

Under the Deferred Compensation Plan, 100,000 shares of Tripadvisor common stock are available for issuance to non-employee directors. From the inception of the Deferred Compensation Plan through December 31, 2025, a total of 557 shares have been issued for such purpose.

Executive Severance Plan and Summary Plan Description

The Company also maintains the Executive Severance Plan and Summary Plan Description (the "Severance Plan") which is applicable to certain employees of the Company and its subsidiaries, which was amended and restated on August 5, 2025. The Severance Plan formalizes and standardizes the Company's severance practices for certain designated employees (each, a "Participant" and, collectively, the "Participants"). Participants covered by the Severance Plan generally will be eligible to receive severance benefits in the event of a termination by the Company without cause or, under certain circumstances, by the Participant for good reason. The severance benefits differ if there is a termination of employment in connection with a change in control. The severance benefits provided pursuant to the Severance Plan are determined based on the job classification of the Participants (as reflected in internal job profile designations) and, in certain cases, their years of service with the Company. During each of the years ended December 31, 2025, 2024 and 2023, respectively, we recognized $2 million of expense under the Severance Plan on our consolidated statements of operations.

NOTE 13: STOCK BASED AWARDS AND OTHER EQUITY INSTRUMENTS

Stock-Based Compensation Expense

The following table presents the amount of stock-based compensation expense and the related income tax benefit included in our consolidated statements of operations during the periods presented:

	Year ended December 31,		
	2025	2024	2023
	(in millions)		
Total stock-based compensation expense	$ 108	$ 120	$ 96
Income tax benefit from stock-based compensation expense	(20)	(23)	(21)
Total stock-based compensation expense, net of tax effect	$ 88	$ 97	$ 75

We capitalized $12 million, $13 million and $10 million of stock-based compensation expense as website development costs during the years ended December 31, 2025, 2024 and 2023, respectively.

Stock and Incentive Plans

On December 20, 2011, our 2011 Stock and Annual Incentive Plan (the "2011 Plan") became effective and we filed a Registration Statement registering a total of 17,500,000 shares of our common stock, of which 17,400,000 shares were issuable in connection with grants of equity-based awards under our 2011 Plan and 100,000 shares were issuable under our Deferred Compensation Plan for Non-Employee Directors (refer to "Note 12: *Employee Benefit Plans*" for information on our Deferred Compensation Plan for Non-Employee Directors). At our annual meeting of stockholders held on June 28, 2013, our stockholders approved an amendment to our 2011 Plan to, among other things, increase the aggregate number of shares of common stock authorized for issuance thereunder by 15,000,000 shares.

On June 21, 2018, our stockholders approved the 2018 Stock and Annual Incentive Plan (the "2018 Plan") and we filed a Registration Statement registering 6,000,000 shares plus the number of shares available for issuance (and not subject to outstanding awards) under the 2011 Plan. As of the effective date of the 2018 Plan, the Company ceased granting awards under the 2011 Plan. On June 8, 2021, our stockholders approved an amendment to the Company's 2018 Plan to, among other things, increase the aggregate number of shares reserved and available for issuance under the 2018 Plan by 10,000,000 shares. The purpose of this amendment was to provide sufficient reserves of shares of our common stock to ensure our ability to continue to provide new hires, employees and management with equity incentives.

On June 6, 2023, our stockholders approved the TripAdvisor, Inc. 2023 Stock and Annual Incentive Plan (the "2023 Plan") primarily for the purpose of providing sufficient reserves of shares of our common stock to ensure our ability to continue to provide new hires, employees, and other participants with equity incentives. The 2023 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), and other stock-based awards. As of the effective date of the 2023 Plan, the Company ceased granting awards under the 2018 Plan.

As of December 31, 2025, the total number of shares reserved for future stock-based awards under the 2023 Plan was approximately 13 million shares. All shares of common stock issued to date in respect of the exercise of options, RSUs, or other equity awards have been issued from authorized, but unissued common stock.

Stock Based Award Activity and Valuation

2025 Stock Option Activity

A summary of our stock option activity, consisting of service-based non-qualified stock options, is presented below:

	Options Outstanding (in thousands)	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding as of December 31, 2024	2,190	$ 31.57		
Cancelled or expired	(189)	45.02		
Options outstanding as of December 31, 2025	2,001	30.30	4.3	$ —
Exercisable as of December 31, 2025	1,804	31.38	4.0	$ —
Vested and expected to vest after December 31, 2025 [1]	2,001	$ 30.30	4.3	$ —

(1) The Company accounts for forfeitures as they occur, rather than estimate expected forfeitures as allowed under GAAP and therefore does not include a forfeiture rate in our vested and expected to vest calculation unless necessary for a performance condition award.

Aggregate intrinsic value represents the difference between the closing stock price of our common stock and the exercise price of outstanding, in-the-money options. Our closing stock price as reported on Nasdaq as of December 31, 2025 was $14.56. The total intrinsic value of stock options exercised for the years ended December 31, 2025, 2024, and 2023 was not material.

The fair value of stock option grants has been estimated at the date of grant using the Black–Scholes option pricing model with the following weighted average assumptions for the periods presented:

	December 31,	
	2024	2023
Risk free interest rate	4.07%	3.70%
Expected term (in years)	5.19	5.16
Expected volatility	56.69%	53.43%
Expected dividend yield	— %	— %
Weighted-average grant date fair value	$ 13.37	$ 10.18

There were no stock options granted during the year ended December 31, 2025. The total fair value of stock options vested for the years ended December 31, 2025, 2024 and 2023 were $3 million, $7 million, and $7 million, respectively. Cash received from stock option exercises for the years ended December 31, 2025, 2024, and 2023 was not material.

2025 RSU Activity

A summary of our RSU activity, consisting of service-based vesting terms, is presented below:

	RSUs Outstanding (in thousands)	Weighted Average Grant-Date Fair Value Per Share		Aggregate Intrinsic Value (in millions)
Unvested RSUs outstanding as of December 31, 2024	11,605	$	23.47	
Granted [1]	6,685		14.86	
Vested and released [2]	(5,141)		24.16	
Cancelled	(2,801)		20.31	
Unvested RSUs outstanding as of December 31, 2025 [3]	10,348	$	18.43	$ 151

(1) Inclusive of approximately 87,000 deferred stock units ("DSUs") granted to certain non-employee directors during 2025. Each DSU represents the right to receive one share of the Company's common stock upon vesting. The DSUs shall vest one year after the grant date. However, settlement of the shares represented by DSUs that vest will occur on January 15th of the calendar year immediately following the year in which the director experiences a "separation of service" as defined in Section 409A of the Internal Revenue Code of 1986.

(2) Inclusive of approximately 1,088,000 shares of common stock withheld in connection with RSU vestings to satisfy required employee tax withholding requirements. Shares which could have been issued in connection with the vesting of RSUs but were instead withheld under net share settlement remain in the authorized but unissued pool under the 2023 Plan and can be reissued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the consolidated statement of cash flows.

(3) The Company accounts for forfeitures as they occur, rather than estimate expected forfeitures as allowed under GAAP and therefore does not include a forfeiture rate in our vested and expected to vest calculation unless necessary for a performance condition award.

The total fair value of RSUs vested for the years ended December 31, 2025, 2024, and 2023 was $124 million, $118 million, and $109 million, respectively.

A summary of our performance-based RSUs ("PSUs") and market-based RSUs ("MSUs") activity is presented below:

	PSUs [1]			MSUs [2]		
	Outstanding (in thousands)	Weighted Average Grant-Date Fair Value Per Share	Aggregate Intrinsic Value (in millions)	Outstanding (in thousands)	Weighted Average Grant-Date Fair Value Per Share	Aggregate Intrinsic Value (in millions)
Unvested and outstanding as of December 31, 2024	982	$ 23.28		491	$ 10.53	
Granted	932	14.92		—	—	
Vested and released [3]	(386)	18.43		—	—	
Cancelled [4]	(69)	19.72		(457)	10.22	
Unvested and outstanding as of December 31, 2025	1,459	$ 19.40	$ 21	34	$ 14.80	$ —

(1) PSUs generally vest in two equal annual installments on December 31 in the first and second years following the grant date, based on the extent to which the Company achieves certain financial metrics relative to targets established by the Company's Compensation and Section 16 Committees of its Board of Directors (jointly, the "Compensation Committee"). The estimated grant-date fair value of PSUs is measured based on the quoted price of our common stock at the date of grant, calculated upon the establishment of performance targets, and amortized on a straight-line basis over the requisite service period. Based upon actual attainment relative to the target financial metrics, employees have the ability to receive up to 200% of the target number originally granted, or to be issued none at all. Probable outcome for performance-based awards is updated based upon changes in actual and forecasted operating results or expected achievement of performance goals, as applicable, and the impact of modifications, if any.

(2) MSUs vest three years from grant date, generally with 25% vesting if the weighted-average stock price over a 30-day trading period during the vesting period is equal to or greater than $35.00 but less than $45.00, 50% vesting if equal to or greater than $45.00 but less than $55.00, and 100% vesting if equal to or greater than $55.00, subject to continuous employment with, or performance of services for, the Company. A Monte-Carlo simulation model, which simulated the present value of the potential outcomes of future stock prices, was used to calculate the grant-date fair value of our MSU awards. The estimated grant-date fair value of these awards is amortized on a straight-line basis over the requisite service period and is not adjusted based on the actual number of awards that ultimately vest.

(3) Inclusive of approximately 154,000 shares of common stock withheld in connection with PSU vesting to satisfy required employee tax withholding requirements. Shares which could have been issued in connection with the vesting of PSUs but were instead withheld under net share settlement remain in the authorized but unissued pool under the 2023 Plan and can be reissued by the Company under the 2023 Plan. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the consolidated statement of cash flows.

(4) MSU cancellations reflect performance targets not being attained by the end of the performance period during 2025.

As of December 31, 2025, total unrecognized compensation cost related to stock-based awards, substantially RSUs (including PSUs, MSUs and DSUs), was $174 million, which the Company expects to recognize over a weighted-average period of 2.3 years.

NOTE 14: STOCKHOLDERS' EQUITY

Preferred Stock

In addition to common stock, we are authorized to issue up to 100 million preferred shares, with $0.001 par value per share, with terms determined by our Board of Directors, without further action by our stockholders. As of December 31, 2025, no preferred shares had been issued.

Common Stock and Class B Common Stock

Our authorized common stock consists of 1.6 billion shares of common stock with par value of $0.001 per share, and 400 million shares of Class B common stock with par value of $0.001 per share. Refer to "Note 1: *Organization and Business Description*" and section titled *"Retirement of Treasury Shares"* below within this Note, for further discussion on the repurchase of all outstanding Class B common stock in the Merger on April 29, 2025 and the subsequent retirement of these shares, respectively. Our common stock qualify for and share equally in dividends, if declared by our Board of Directors. Common stock is entitled to one vote per share. Holders of Tripadvisor common stock, acting as a single class, are entitled to elect a number of directors equal to 25% of the

total number of directors, rounded up to the next whole number, which was two directors as of December 31, 2025. Class B common stockholders may, at any time, convert their shares into common stock, on a one for one share basis. Upon conversion, the Class B common stock is retired and is not available for reissue. In the event of liquidation, dissolution, distribution of assets or winding-up of Tripadvisor the holders of both classes of common stock have equal rights to receive all the assets of Tripadvisor after the rights of the holders of the preferred stock have been satisfied. There were 120,577,305 and 114,472,043 shares of common stock issued and outstanding, respectively, at December 31, 2025. There were no Class B shares issued and outstanding as of December 31, 2025.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of the following as of the dates presented:

	December 31, 2025	December 31, 2024
	(in millions)	
Cumulative foreign currency translation adjustments, net of tax [1]	$ (41)	$ (91)
Accumulated other comprehensive income (loss)	$ (41)	$ (91)

(1) Deferred income tax liabilities related to these amounts are not material.

Treasury Stock

Repurchases of Treasury Shares

On November 1, 2019, our Board of Directors authorized the repurchase of an additional $100 million in shares of our common stock under an existing share repurchase program, which increased the amount available to the Company under this share repurchase program to $250 million. Our Board of Directors authorized and directed management, working with the Executive Committee of our Board of Directors, to affect the share repurchase program in compliance with applicable legal requirements. As of December 31, 2022, the Company had $75 million remaining under this existing share repurchase program to repurchase shares of its common stock. During the year ended December 31, 2023, we repurchased 4,724,729 shares of our outstanding common stock at an average price of $15.85 per share, exclusive of fees, commissions, and excise taxes or $75 million in the aggregate, which completed this share repurchase program.

On September 7, 2023, our Board of Directors authorized the repurchase of $250 million in shares of our common stock under a share repurchase program. Our Board of Directors authorized and directed management to effect the share repurchase program in compliance with applicable legal requirements. Management will determine the price, timing, amount and method of such repurchases based on its evaluation of market conditions and other factors, and at prices determined to be attractive and in the best interests of both the Company and its stockholders. This share repurchase program does not have a fixed expiration date or obligate the Company to acquire any particular number of shares and may be modified, suspended or discontinued at any time. During the year ended December 31, 2023, we repurchased 1,324,524 shares of our outstanding common stock at an average price of $18.85 per share, exclusive of fees, commissions, and excise taxes, or $25 million, under this share repurchase program. During the year ended December 31, 2024, we repurchased 1,366,385 shares of our outstanding common stock at an average price of $18.28 per share, exclusive of fees, commissions, and excise taxes, or $25 million in the aggregate. During the year ended December 31, 2025, we repurchased 6,105,262 shares of our outstanding common stock at an average price of $14.72 per share, exclusive of fees, commissions, and excise taxes, or $90 million in the aggregate. As of December 31, 2025, we had $110 million remaining available to repurchase shares of our common stock under this share repurchase program.

On August 16, 2022, the Inflation Reduction Act was signed into law, and imposed a nondeductible 1% excise tax on the net value of certain stock repurchases made after December 31, 2022. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. For the years ended December 31, 2025, 2024, and 2023, excise taxes incurred on our share repurchases was not material.

In addition, and in a separate transaction, as noted in "Note 1: *Organization and Business Description*" on April 29, 2025, the Company repurchased approximately 26.8 million shares of Tripadvisor common stock and Class B common stock previously held by LTRIP in the Merger at an average price of approximately $16.28 per share, or $437 million in the aggregate, inclusive of transaction costs related to the repurchase of these shares.

Retirement of Treasury Shares

On April 29, 2025, the Company's Board of Directors approved the retirement of all common stock and Class B common stock held as treasury stock by the Company, thereby canceling approximately 53.1 million shares of the Company's common stock, with a carrying value of approximately $1.3 billion. The retirement of these shares resulted in a reduction in both the carrying value of treasury stock and additional paid-in capital of approximately $1.3 billion on our consolidated balance sheet. There was no net effect to the Company's total stockholders' equity balance on its consolidated balance sheet due to the retirement of these shares.

Dividends

During the years ended December 31, 2025, 2024 and 2023, our Board of Directors did not declare any dividends on our outstanding common stock. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend on our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors.

NOTE 15: EARNINGS PER SHARE

Below is a reconciliation of the weighted average number of shares of common stock outstanding used in calculating Diluted EPS for the periods presented:

	Year ended December 31,		
	2025	2024	2023
	(shares in thousands and $ in millions, except per share amounts)		
Numerator:			
Net income (loss) used to compute Basic EPS	$ 40	$ 5	$ 10
Interest expense on 2026 Senior Notes, net of tax	1	1	1
Net income (loss) used to compute Diluted EPS	$ 41	$ 6	$ 11
Denominator:			
Weighted average shares used to compute Basic EPS	124,517	139,079	139,412
Weighted average effect of dilutive securities:			
Stock-based awards (Note 13)	1,763	1,285	729
2026 Senior Notes (Note 8)	4,674	4,674	4,674
Weighted average shares used to compute Diluted EPS	130,954	145,038	144,815
Basic EPS	$ 0.32	$ 0.04	$ 0.07
Diluted EPS	$ 0.31	$ 0.04	$ 0.08

Potential common shares, consisting of outstanding stock options, RSUs (including PSUs, MSUs and DSUs), and those issuable under the 2026 Senior Notes, totaling approximately 9.4 million, 12.4 million, and 14.8 million, for the years ended December 31, 2025, 2024 and 2023, respectively, have been excluded from the calculations of Diluted EPS because their effect would have been antidilutive. In addition, potential common shares of certain performance-based awards of approximately 1.6 million, 1.4 million, and 1.1 million, for the years ended December 31, 2025, 2024 and 2023, respectively, for which all targets required to trigger vesting had not been achieved, were excluded from the calculation of weighted average shares used to compute Diluted EPS for those reporting periods.

The earnings per share amounts are the same for common stock and Class B common stock because the holders of each class were legally entitled to equal per share distributions whether through dividends or in liquidation. As noted in "Note 1: *Organization and Business Description*", on April 29, 2025, all issued and outstanding Class B shares were repurchased by the Company from LTRIP in the Merger and subsequently retired by the Company's Board of Directors, thereby canceling these shares. In addition, our non-vested RSUs are entitled to dividend equivalents, which are payable to the holder subject to, and only upon vesting of, the underlying awards and are therefore forfeitable. Given such dividend equivalents are forfeitable, we do not consider them to be participating securities and, consequently, they are not subject to the two‑class method of determining earnings per share.

NOTE 16: OTHER INCOME (EXPENSE), NET

Other income (expense), net, consists of the following for the periods presented:

	Year Ended December 31,					
	2025		2024		2023	
	(in millions)					
Foreign currency exchange gains (losses), net [1]	$	(9)	$	(2)	$	(5)
Earnings (losses) from equity investment, net		(2)		(2)		(2)
Gain (loss) on extinguishment of debt [2]		—		(2)		—
Other, net		(1)		(1)		3
Total	$	(12)	$	(7)	$	(4)

(1) Foreign currency exchange gains (losses), net, are related to transactional gains and losses due to required conversion from transaction currency to functional currency, offset by any foreign currency forward contract gains and losses.
(2) Refer to "Note 8: *Debt*" for information regarding an extinguishment loss incurred due to the redemption of the 2025 Senior Notes in 2024.

NOTE 17: RELATED PARTY TRANSACTIONS

Relationship between Liberty TripAdvisor Holdings, Inc. and Tripadvisor

LTRIP is a former controlling stockholder of Tripadvisor. Refer to "Note 1: *Organization and Business Description,*" which describes our former relationship with LTRIP and the Merger Agreement entered into by the Company with LTRIP on December 18, 2024. We considered LTRIP a related party through April 29, 2025, the Merger Date, for all periods presented. We had no related party transactions with LTRIP through the Merger Date, and for the years ended December 31, 2024 and 2023, other than those related to the Merger Agreement.

Relationship between Chelsea Investment Holding Company PTE Ltd. and Tripadvisor

Refer to the discussion regarding our equity method investment in Chelsea Investment Holding Company PTD Ltd. in the section titled "Non-Marketable Investments" within "Note 3: *Financial Instruments and Fair Value Measurements*" for a description of our relationship and existing commercial arrangements with Chelsea Investment Holding Company PTE Ltd and/or its subsidiaries. We had no material related party transactions with Chelsea Investment Holding Company PTE Ltd or its subsidiaries during the years ended December 31, 2025, 2024 and 2023.

NOTE 18: SEGMENT AND GEOGRAPHIC INFORMATION

In the fourth quarter of 2025, we revised our segment reporting structure, as a result of the Company's re-positioning as an experiences-led and AI-enabled company. In order to support this initiative, we combined our Viator and Brand Tripadvisor experiences operations within our new Experiences segment. This re-segmentation had no impact on TheFork segment. We now measure our business within three operating segments, which also represent our reportable segments; (1) Experiences; (2) Hotels and Other; and (3) TheFork. The nature of the services provided and related revenue recognition policies are summarized by reportable segment in "Note 2:

Significant Accounting Policies." All prior period segment disclosure information, including the disclosures of disaggregated revenue by major products and revenue sources, has been recast to conform to the current reporting structure in this Form 10-K. This recast no effect on our consolidated financial statements in any period. Our segment profit measure (Adjusted EBITDA), including its definition, and other information provided to our CODM remain consistent with prior periods.

Our operating segments are determined based on how our chief executive officer, who also serves as our chief operating decision maker ("CODM") manages our business, regularly accesses information, and evaluates performance for operating decision-making purposes, including allocation of operating and capital resources. Adjusted EBITDA is our reported measure of segment profit and a key measure used by our CODM and Board of Directors to understand and evaluate the operating performance of our business as a whole and for our individual operating segments, and on which internal budgets and forecasts are based and approved. We define adjusted EBITDA as net income (loss) plus: (1) (provision) benefit for income taxes; (2) other income (expense), net; (3) depreciation and amortization; (4) stock-based compensation; (5) goodwill, long-lived asset, and intangible assets impairments; (6) legal reserves, settlements and other (including indirect tax reserves related to audit settlements and the impact of one-time changes resulting from enacted indirect tax legislation); (7) restructuring and other related reorganization costs; (8) transaction related expenses; and (9) non-recurring expenses and income unusual in nature or infrequently occurring.

Direct costs are included in the applicable operating segments, as well as certain shared personnel and marketing costs, which have been allocated to each segment. We base these allocations on time-spent analyses, headcount, and other allocation methods we believe are reasonable. We do not allocate certain shared expenses to our reportable segments, such as certain information system costs, technical infrastructure costs, and other costs supporting the Tripadvisor platform and operations, that we do not believe are a material driver of individual segment performance, which is consistent with the financial information used by our CODM. We include these expenses in our Hotels and Other segment. Our allocation methodology is periodically evaluated and may change. For example, our Experiences segment now includes costs related to marketing and personnel associated with experiences generated on our Tripadvisor point of sale, which prior to the segments change, as described above, were included in our former Brand Tripadvisor segment.

The following tables present our reportable segment information for the years ended December 31, 2025, 2024 and 2023, including a reconciliation of Adjusted EBITDA to Net income (loss). We record depreciation and amortization, stock-based compensation, goodwill, long-lived asset and intangible asset impairments, legal reserves, settlements and other, transaction related expenses, and other non-recurring expenses and income, net, which are excluded from segment operating performance, in "Corporate & Eliminations." In addition, we do not report total assets, capital expenditures and related depreciation expense by segment as our CODM does not use this information to evaluate operating segment performance. Accordingly, we do not regularly provide such information by segment to our CODM.

Our segment disclosure also includes intersegment revenues, which consists of affiliate marketing commissions for services provided by our Hotels and Other segment to TheFork segment. These intersegment transactions are recorded by each segment at amounts that we believe are approximate to fair value as if the transactions were between third parties and, therefore, impact segment performance. However, the revenue and corresponding expense are eliminated in our consolidated financial statements. The elimination of such intersegment transactions is included within the "Corporate & Eliminations" column in the tables below.

	Year ended December 31, 2025				
	Experiences [1]	Hotels and Other [2]	TheFork [3]	Corporate & Eliminations	Total
			(in millions)		
External revenue	$ 924	$ 746	$ 221	$ —	$ 1,891
Intersegment revenue	—	4	—	(4)	—
Revenue	$ 924	$ 750	$ 221	$ (4)	$ 1,891
Less: [4]					
Cost of sales	93	30	22		145
Marketing	538	195	62	(4)	791
Personnel (exclusive of stock-based compensation as shown separately below)	153	226	86		465
Technology	31	54	14		99
General and administrative [5]	18	38	16		72
Adjusted EBITDA	91	207	21	—	319
Depreciation and amortization				(92)	(92)
Stock-based compensation				(108)	(108)
Restructuring and other related reorganization costs [6]	(10)	(30)	(3)		(43)
Legal reserves, settlements and other [7]				4	4
Operating income (loss)					80
Other income (expense), net					(35)
Income (loss) before income taxes					45
(Provision) benefit for income taxes					(5)
Net income (loss)					$ 40

121

	Year ended December 31, 2024				
	Experiences [1]	Hotels and Other [2]	TheFork [3]	Corporate & Eliminations	Total
			(in millions)		
External revenue	$ 840	$ 814	$ 181	$ —	$ 1,835
Intersegment revenue	—	4	—	(4)	—
Revenue	$ 840	$ 818	$ 181	$ (4)	$ 1,835
Less: [4]					
Cost of sales [8]	81	32	15	—	128
Marketing	500	182	51	(4)	729
Personnel (exclusive of stock-based compensation as shown separately below)	141	251	83	—	475
Technology	25	54	12	—	91
General and administrative [9]	14	44	15	—	73
Adjusted EBITDA	79	255	5	—	339
Depreciation and amortization				(85)	(85)
Stock-based compensation				(120)	(120)
Restructuring and other related reorganization costs [6]	(2)	(18)	(1)	—	(21)
Legal reserves, settlements and other [10]				(18)	(18)
Transaction related expenses [11]				(3)	(3)
Operating income (loss)					92
Other income (expense), net					(5)
Income (loss) before income taxes					87
(Provision) benefit for income taxes					(82)
Net income (loss)					$ 5

	Year ended December 31, 2023				
	Experiences (1)	**Hotels and Other (2)**	**TheFork** [3]	**Corporate & Eliminations**	**Total**
			(in millions)		
External revenue	$ 737	$ 897	$ 154	$ —	$ 1,788
Intersegment revenue	—	4	—	(4)	—
Revenue	$ 737	$ 901	$ 154	$ (4)	$ 1,788
Less: [4]					
Cost of sales	79	31	9	—	119
Marketing	469	199	41	(4)	705
Personnel (exclusive of stock-based compensation as shown separately below)	126	257	91	—	474
Technology	18	50	12	—	80
General and administrative [12]	12	49	15	—	76
Adjusted EBITDA	33	315	(14)	—	334
Depreciation and amortization				(87)	(87)
Stock-based compensation				(96)	(96)
Restructuring and other related reorganization costs [6]	(3)	(10)	(9)	-	(22)
Transaction related expenses [11]				(3)	(3)
Operating income (loss)					126
Other income (expense), net					(1)
Income (loss) before income taxes					125
(Provision) benefit for income taxes					(115)
Net income (loss)					$ 10

(1) Includes certain shared personnel costs allocated from the Hotels and Other segment of $12 million, $10 million and $8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(2) Certain shared personnel costs of $15 million, $14 million and $11 million for the years ended December 31, 2025, 2024 and 2023, respectively, were allocated to the Experiences and TheFork segments.

(3) Includes certain shared personnel costs allocated from the Hotels and Other segment of $3 million, $4 million and $3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(4) The significant segment expense categories and amounts align with the segment-level information that is regularly provided to and reviewed by our CODM.

(5) Exclusive of a $4 million cost benefit in the Hotels and Other segment which is included separately below in legal reserves, settlements and other.

(6) Refer to "Note 7: *Accrued Expenses and Other Current Liabilities*" for information regarding restructuring and other related reorganization costs.

(7) Represents a decrease of $4 million of a previously estimated accrual for the potential settlement of a regulatory related matter during 2025, reflected in general and administrative expenses on our consolidated statement of operations. Refer to "Note 11: *Commitments and Contingencies*" for further information.

(8) Exclusive of $2 million and $1 million in the Hotels and Other and Experiences segments, respectively, which are included separately below in legal reserves, settlements and other.

(9) Exclusive of $18 million in the Hotels and Other segment which is included separately below in legal reserves, settlements and other and transaction related expenses.

(10) This amount primarily includes an estimated accrual for the potential settlement of a regulatory related matter of $10 million expensed during 2024 and is reflected in general and administrative expenses on our consolidated statement of operations. Refer to "Note 11: *Commitments and Contingencies*" for further information. In addition, this amount includes a one-time charge of $3 million during the year ended December 31, 2024, resulting from enacted tax legislation in Canada during June 2024 related to digital service taxes, which required retrospective application back to January 1, 2022. This amount represents the one-time retrospective liability for the periods prior to April 1, 2024, while amounts for all prospective periods are included within adjusted EBITDA and are reflected in cost of sales on our consolidated statements of operations.

(11) The Company expensed certain transaction related costs of $3 million during both the years ended December 31, 2024 and 2023, to general and administrative expenses on our consolidated statements of operations.

(12) Exclusive of $3 million in the Experiences segment which is included separately below in transaction related expenses.

Product and Geographic Information

We disaggregate revenue into major products and revenue sources, as follows, for the periods presented:

		Year ended December 31,				
		2025		2024		2023
Major products/revenue sources [1]:			(in millions)			
Experiences	$	924	$	840	$	737
Hotels and Other						
Hotels		550		585		659
Media and advertising		132		150		145
Other [2]		68		83		97
Total Hotels and Other		750		818		901
TheFork		221		181		154
Intersegment eliminations [2]		(4)		(4)		(4)
Total Revenue	$	1,891	$	1,835	$	1,788

(1) Our revenue is recognized primarily at a point in time for all reported segments.
(2) Tripadvisor dining revenue within the Hotels and Other segment is shown gross of intersegment (intercompany) revenue, which is eliminated on a consolidated basis.

The Company measures its geographic revenue based on the physical location of each of the Company's subsidiaries, which generate the revenue, and is consistent with our measurement of long-lived physical assets, or property and equipment, net. As such, this geographic classification does not necessarily align with where the consumer resides, where the consumer is physically located while using the Company's services, or the location of the travel service provider, experience operator or restaurant.

The Company's revenue based on geographic location consists of the following for the periods presented:

		Year ended December 31,				
		2025		2024		2023
			(in millions)			
Revenue						
United States	$	1,288	$	1,230	$	1,198
United Kingdom		301		334		349
All other countries		302		271		241
Total revenue	$	1,891	$	1,835	$	1,788

The Company's property and equipment, net for the United States and all other countries based on the geographic location of the assets consists of the following as of the dates presented:

		December 31,		
		2025		2024
		(in millions)		
Property and equipment, net				
United States	$	136	$	144
All other countries		74		56
Total	$	210	$	200

Customer Concentrations

Refer to "Note 2: *Significant Accounting Policies*" under the section entitled "Certain Risks and Concentrations" for information regarding our major customer concentrations.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2025, our management, with the participation of our Chief Executive Officer and President and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based upon that evaluation, our Chief Executive Officer and President and our Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such material information is accumulated and communicated to our management, including our Chief Executive Officer and President and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with GAAP. Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and President and the Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting described in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's management evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. Pursuant to Exchange Act Rule 13a-15(d) or 15d-15(d), management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee. KPMG LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements included elsewhere in this Annual Report on Form 10-K and has also audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in this Annual Report on Form 10-K under the heading, "Report of Independent Registered Public Accounting Firm."

Limitations on Effectiveness of Controls and Procedures

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company have been detected.

Item 9B. Other Information

On December 2, 2025, Almir Ambeskovic, CEO of TheFork, adopted a trading plan for the sale of the Company's common stock (a "Trading Plan") intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c). The Trading Plan has a term of one year and provides for the sale 32,000 shares of common stock pursuant to the terms of the plan.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required under this item is incorporated herein by reference to our 2026 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2025. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Form 10-K.

Item 11. Executive Compensation

The information required under this item is incorporated herein by reference to our 2026 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required under this item is incorporated herein by reference to our 2026 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required under this item is incorporated herein by reference to our 2026 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2025.

Item 14. Principal Accounting Fees and Services

The information required under this item is incorporated herein by reference to our 2026 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2025.

PART IV

Item 15. Exhibit and Financial Statement Schedules

(a) The following is filed as part of this Annual Report on Form 10-K:

1. *Consolidated Financial Statements*: The consolidated financial statements and report of independent registered public accounting firms required by this item are included in Part II, Item 8.

All other schedules are omitted because they are not applicable or not required, or because the required information is shown either in the consolidated financial statements or in the notes thereto.

(b) Exhibits:

Exhibit No.	Exhibit Description	Filed Herewith	Form	SEC File No.	Exhibit No.	Filing Date
				Incorporated by Reference		
2.1	Agreement and Plan of Merger, dated as of December 18, 2024, by and among LTRIP, TRIP and Merger Sub		8-K	001-35362	2.1	12/19/24
2.2	Plan of Conversion		8-K	001-35362	2.2	4/29/25
3.1	Articles of Incorporation of Tripadvisor, Inc.		8-K	001-35362	3.1	4/29/25
3.2	Amended and Restated Bylaws of Tripadvisor, Inc.		10-Q	001-35362	3.2	5/7/25
4.1	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	X				
4.2	Indenture, dated July 9, 2020, among Tripadvisor, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee (as successor trustee to Wilmington Trust, National Association)		8-K	001-35362	4.1	7/9/20
4.3	Form of Senior Note (included in Exhibit 4.1)		8-K	001-35362	4.2	7/9/20
4.4	Indenture, dated as of March 25, 2021, by and among Tripadvisor, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee		8-K	001-35362	4.1	3/25/21
4.5	Form of 0.25% Convertible Senior Notes due 2026 (included as Exhibit A to Exhibit 4.1)		8-K	001-35362	4.2	3/25/21
10.3	Tax Sharing Agreement by and between Tripadvisor, Inc. and Expedia, Inc., dated as of December 20, 2011		8-K	001-35362	10.2	12/27/11
10.4+	Amended and Restated Non-Employee Director Deferred Compensation Plan		10-Q	001-35362	10.9	8/7/25
10.5	Corporate Headquarters Lease with Normandy Gap-V Needham Building 3, LLC, as landlord, dated as of June 20, 2013		10-Q	001-35362	10.1	7/24/13
10.6	Guaranty dated June 20, 2013 by Tripadvisor, Inc. for the benefit of		10-Q	001-35362	10.2	7/24/13

	Normandy Gap-V Needham Building 3, LLC, as landlord				
10.7	Amendment and Restatement Agreement, dated as of June 29, 2023, to the Credit Agreement dated as of June 26, 2015 (as amended as of May 12, 2017, May 5, 2020 and December 17, 2020, among Tripadvisor, Inc., Tripadvisor Holdings, LLC, Tripadvisor, LLC, the other Borrowers party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent	8-K	001-35362	10.1	7/6/23
10.8	First Amendment, dated July 8, 2024, to the Amended and Restated Agreement, dated as of June 29, 2023, by and among Tripadvisor, Inc., Tripadvisor Holdings, LLC, Tripadvisor, LLC, the other Borrowers party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent	8-K	001-35362	10.1	7/8/24
10.9+	Amended and Restated Executive Severance Plan	10-Q	001-35362	10.10	8/7/25
10.10+	Form of Option Agreement (Domestic)	10-Q	001-35362	10.2	5/6/21
10.11+	Form of Option Agreement (International)	10-Q	001-35362	10.3	5/6/21
10.12+	Form of Restricted Stock Unit Agreement (Domestic)	10-Q	001-35362	10.2	8/7/25
10.13+	Form of Restricted Stock Unit Agreement (International)	10-Q	001-35362	10.3	8/7/25
10.14+	Form of Restricted Stock Unit Agreement (French)	10-Q	001-35362	10.4	8/7/25
10.15+	Form of Restricted Stock Unit Agreement (Performance Based) (Domestic)	10-Q	001-35362	10.5	8/7/25
10.16+	Form of Restricted Stock Unit Agreement (Performance Based) (International)	10-Q	001-35362	10.6	8/7/25
10.17+	Form of Deferred Stock Unit Agreement (Non-Employee Directors)	10-Q	001-35362	10.7	8/7/25
10.18+	Form of Restricted Stock Unit Agreement (Non-Employee Directors)	10-Q	001-35362	10.8	8/7/25
10.20+	Employment Agreement, dated as of March 29, 2021 between Tripadvisor, LLC and Seth Kalvert	10-Q	001-35362	10.7	5/6/21
10.21	Form of Capped Call Confirmation	8-K	001-35362	10.1	3/25/21
10.22+	Employment Letter Agreement dated May 2, 2022 between Tripadvisor LLC and Matt Goldberg	8-K	001-35362	10.1	5/4/22
10.23+	Employment Letter Agreement dated October 10, 2022 between Tripadvisor LLC and Michael Noonan	8-K	001-35362	10.1	10/11/22
10.24+	Tripadvisor, Inc. 2023 Stock and Annual Incentive Plan	10-K	001-35362	10.21	2/16/24

10.28	Second Amendment, dated March 20, 2025, to the Credit Agreement dated as of June 26, 2015, as amended and restated as of June 29, 2023, and as further amended as of July 8, 2024, by and among Tripadvisor, Inc., Tripadvisor Holdings, LLC, Tripadvisor, LLC, the other Borrowers party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent		8-K	001-35362	99.1	3/20/25
10.29	Loan Agreement, by and among Liberty Tripadvisor Holdings, Inc., as Borrower, the guarantors from time to time party thereto and the Company, as Lender, dated March 20, 2025		8-K	001-35362	99.1	3/21/25
10.30	Third Amendment, dated June 5, 2025, to the Amendment and Restatement Agreement, dated as of June 29, 2023, as further amended as of July 8, 2024 and as of March 20, 2025, by and among Tripadvisor, Inc., Tripadvisor Holdings, LLC, Tripadvisor, LLC, the other Borrowers party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.		10-Q	001-35362	10.1	8/7/25
19.1	Tripadvisor, Inc. Insider Trading Policy	X				
21.1	Subsidiaries of the Registrant	X				
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm	X				
24.1	Power of Attorney (included in signature page)	X				
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
97.1	Tripadvisor, Inc. Incentive Compensation Clawback Policy, dated November 1, 2023		10-K	001-35362	97.1	2/16/24
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	X				

| 101.SCH | Inline XBRL Taxonomy Extension Schema with Embedded Linkbases Document. | X |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document). | X |

+ Indicates a management contract or a compensatory plan, contract or arrangement.

Item 16. Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirements of the Section 13 or 15(d) of Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

TRIPADVISOR, INC.

February 13, 2026

By: /s/ MATT GOLDBERG
Matt Goldberg
Chief Executive Officer and
President

POWER OF ATTORNEY

We, the undersigned officers and directors of Tripadvisor, Inc., hereby severally constitute and appoint Matt Goldberg and Michael Noonan, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all amendments to this report, and generally to do all things in our names and on our behalf in such capacities to enable Tripadvisor, Inc. to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of February 13, 2026.

Signature	Title
/s/ MATT GOLDBERG Matt Goldberg	Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ MICHAEL NOONAN Michael Noonan	Chief Financial Officer (Principal Financial Officer)
/s/ GEOFFREY GOUVALARIS Geoffrey Gouvalaris	Chief Accounting Officer (Principal Accounting Officer)
/s/ GREGORY B. MAFFEI Gregory B. Maffei	Chairman of the Board
/s/ TRYNKA SHINEMAN BLAKE Trynka Shineman Blake	Director
/s/ ALEX DICHTER Alex Dichter	Director
/s/ BETSY MORGAN Betsy Morgan	Director
/s/ JEREMY PHILIPS Jeremy Philips	Director
/s/ ALBERT E. ROSENTHALER Albert E. Rosenthaler	Director
/s/ ROBERT S. WIESENTHAL Robert S. Wiesenthal	Director

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Tripadvisor, Inc.

Board of Directors

Gregory B. Maffei
Chairman

Matt Goldberg
Director, President and Chief Executive Officer

Betsy L. Morgan
Director

Jeremy Philips
Director

Albert Rosenthaler
Director

Trynka Shineman Blake
Director

Robert S. Wiesenthal
Director

Andrew Cates
Director

Alex Dichter
Director

Dhiren Fonseca
Director

Executive Officers

Matt Goldberg
President and Chief Executive Officer

Michael Noonan
Chief Financial Officer

Seth Kalvert
Chief Legal Officer and Secretary

Kristen Dalton
Chief Strategy and Operations Officer

Almir Ambeskovic
President of TheFork

Pepijn Rijvers
Chief Business Officer

Corporate and Stockholder Information

Headquarters
Tripadvisor, Inc.
400 1st Ave.
Needham, Massachusetts 02494

Exchange Listing and Ticker Symbol
NASDAQ Global Select Market, "TRIP"

Annual Meeting
June 29, 2026
10:00 a.m. Eastern Time
www.virtualshareholdermeeting.com/TRIP2026

Publications and Reports
A variety of stockholder publications and reports, including Tripadvisor's Annual Report on Form 10-K, proxy statement, financial news releases and a variety of legal filings are available at http://ir.tripadvisor.com. Stockholders can also request a copy of the Annual Report and proxy statement by contacting the Secretary of Tripadvisor, Inc., 400 1st Avenue, Needham, Massachusetts 02494.

Independent Registered Public Accounting Firm
KPMG LLP
Two Financial Center
60 South Street
Boston, Massachusetts 02110

Transfer Agent and Registrar
Computershare
P.O. Box 358015
Pittsburgh, PA 15252

Electronic Delivery
Most stockholders can elect to receive e-mails in the future with links to the Annual Report, proxy statement and voting web site. Registered stockholders can sign up for electronic delivery at www.bnymellon.com/shareowner/equityaccess. Street name stockholders should contact their bank or broker to inquire about electronic delivery.

